As filed with the Securities and Exchange Commission on November 13, 2017

Registration No. 333-217601

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Nine Energy Service, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1389	80-0759121
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

16945 Northchase Drive, Suite 1600

Houston, TX 77060

(281) 730-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Theodore R. Moore

Senior Vice President and General Counsel

16945 Northchase Drive, Suite 1600

Houston, TX 77060

(281) 730-5100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sarah K. Morgan Lanchi D. Huynh Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222	Matthew R. Pacey Justin F. Hoffman Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
	(Do not check if a smaller reporting company)		Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                     , 2017

Prospectus

                 shares

Nine Energy Service, Inc.

Common stock

This is the initial public offering of common stock of Nine Energy Service, Inc. We are offering              shares of common stock. The estimated initial public offering price of our common stock is between $         and $         per share.

We have been approved, subject to official notice of issuance, to list our common stock on the New York Stock Exchange under the symbol “NINE.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk factors” and “Prospectus summary—Emerging growth company.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us, before expenses	$	$

(1)	See “Underwriting (conflicts of interest)” for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of              additional shares of our common stock on the same terms and conditions set forth above.

Investing in our common stock involves risks. See “Risk factors” beginning on page 25.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about                     , 2017.

J.P. Morgan	Goldman Sachs & Co. LLC	Wells Fargo Securities

BofA Merrill Lynch	Credit Suisse

Raymond James	Simmons & Company International Energy Specialists of Piper Jaffray	Tudor, Pickering, Holt & Co.
HSBC	Scotia Howard Weil	UBS Investment Bank

                    , 2017

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk factors” and “Cautionary note regarding forward-looking statements.”

Until                     , 2017 (25 days after commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Presentation of information

Unless otherwise indicated, information presented in this prospectus (i) assumes that the underwriters’ option to purchase additional common stock is not exercised, (ii) except in our historical financial statements included in this prospectus, is adjusted to reflect the          for 1 stock split effected immediately prior to the consummation of this offering (the “Stock Split”), (iii) assumes that the initial public offering price of the shares of our common stock will be $         per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) and (iv) assumes the filing and effectiveness of the Third Amended and Restated Certificate of Incorporation (our “charter”) and the Fourth Amended and Restated Bylaws (our “bylaws”), both of which will be adopted immediately prior to the consummation of this offering. Please see “Description of capital stock” for a description of our charter and bylaws.

In addition, except as expressly stated or the context otherwise requires, our financial and other information in this prospectus relating to periods prior to the Combination (as defined in “Prospectus summary”) gives effect to the Combination and related transactions. See “Prospectus summary—Our history and the Combination” for more information regarding the Combination. In this prospectus, unless the context otherwise requires, the term “SCF” refers to SCF-VII, L.P. and SCF-VII(A), L.P., collectively, or any of them individually.

Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. The industry data sourced from Spears & Associates, Inc. is from a report published in the second quarter of 2017. The industry data sourced from Baker Hughes is from its “North America Rotary Rig Count” published on November 10, 2017. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates and our management’s understanding of industry conditions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and trade names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

ii

Prospectus summary

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk factors,” “Cautionary note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations” and the historical combined financial statements and related notes thereto included elsewhere in this prospectus.

On February 28, 2017, Nine Energy Service, Inc. (“Nine”) merged (the “Combination”) with Beckman Production Services, Inc. (“Beckman”). In this prospectus, unless the context otherwise requires, the terms “Nine,” “we,” “us,” “our” and the “Company” refer to (i) Nine Energy Service, Inc. and its subsidiaries together with Beckman prior to the Combination and (ii) Nine Energy Service, Inc. and its subsidiaries after the Combination. In the Combination, all of the issued and outstanding shares of Beckman common stock were converted into shares of common stock of Nine Energy Service, Inc., other than 1.6% of Beckman shares paid in cash, and Beckman became a wholly owned subsidiary of Nine. See “Presentation of information.”

Company overview

We are a leading North American onshore completion and production services provider that targets unconventional oil and gas resource development. We partner with our exploration and production (“E&P”) customers across all major onshore basins in both the U.S. and Canada to design and deploy downhole solutions and technology to prepare horizontal, multistage wells for production. We focus on providing our customers with cost-effective and comprehensive completion solutions designed to maximize their production levels and operating efficiencies. We believe our success is a product of our culture, which is driven by our intense focus on performance and wellsite execution as well as our commitment to forward-leaning technologies that aid us in the development of smarter, customized applications that drive efficiencies.

We provide our comprehensive completion solutions across a diverse set of well-types, including on the most complex, technically demanding unconventional wells. Modern, high-intensity completion techniques are a more effective way for our customers to maximize resource extraction from horizontal oil and gas wells. These completion techniques provide improved estimated ultimate recovery (“EUR”) per lateral foot and a superior return on investment, which make them attractive to operators despite their associated increased well cost. We compete with a limited number of service companies for the most intricate and demanding projects, which are characterized by extended reach horizontal laterals, increased stage counts per well and increased proppant loading per lateral foot. As stage counts per well increase, so do our operating leverage and returns, as we are able to complete more jobs and stages with the same number of units and crews. Service providers for these demanding projects are selected based on their technical expertise and ability to execute safely and efficiently, rather than only price.

We offer a variety of completion applications and technologies to match customer needs across the broadest addressable completions market. Our comprehensive well solutions range from cementing the well at the initial stages of the completion, preparing the well for stimulation, isolating all the stages of an extended reach lateral, and drilling out plugs and performing associated remedial work as production comes online. Our completion techniques are specifically tailored to the customer and geology of each well. At the initial stage of a well completion, our lab facilities produce customized cementing slurries used to secure the production casing to ensure well integrity throughout the life of the well. Once the casing is in place, we utilize our proprietary tools at the toe (end) of the well, often called stage one, to prepare for the well stimulation process. We provide customers with plug-and-perf or pinpoint frac sleeve system technology to complete the remaining stages of the well. Through our wireline units, we provide plug-and-perf services that, when combined with our fully-composite or dissolvable frac plugs, create perforations to isolate and divert the fracture to the correct stage. Our pinpoint frac sleeve system involves packers, either hydraulic or swellable, to isolate sections of the wellbore and frac sleeves to provide access to each stage for stimulation and production. Our equipment also includes high-specification coiled tubing units and workover rigs that are capable of reaching the farthest depths for the removal of plugs and cleaning of the wellbore to prepare for production. Once a well is producing, we are able to offer a range of production enhancement and well workover services through our fleet of well service rigs and ancillary equipment.

The following graphic provides a summary of our comprehensive well solutions that span the life cycle of a well completion.

Our services

We operate in two segments: Completion Solutions and Production Solutions. Our Completion Solutions segment provides services integral to the completion of unconventional wells through a full range of tools and methodologies. Our Production Solutions segment provides a range of production enhancement and well workover services that are performed with a well servicing rig and ancillary equipment.

Completion Solutions

The following is a description of the primary service offerings and deployment methods within the Completion Solutions business segment:

Cementing services:    Our cementing services consist of blending high-grade cement and water with various solid and liquid additives to create a cement slurry that is pumped between the casing and the wellbore of the well. We currently have three high-quality laboratory facilities capable of designing and testing all of the current industry cement designs. The laboratory facilities operate twenty-four hours a day and are fully staffed by qualified technicians with the latest equipment and modeling software. Additionally, our technicians and engineers ensure that all tests are performed to API specifications and results are delivered to customers promptly. Our cement slurries are designed to achieve the proper cement thickening time, compressive strength and fluid loss control. Our slurries can be modified to address a wide range of downhole needs of our E&P customers, including varying well depths, downhole temperatures, pressures and formation characteristics. We deploy our slurries by using our customized design twin-pumping units, which are fully redundant and significantly decrease our risk of downtime due to mechanical failure. From January 2014 to September 2017, we completed approximately 10,500 cementing jobs, with an on-time rate of approximately 90%. Punctuality of service has become one of the primary metrics that E&P operators use to evaluate the cementing services they receive. Key contributors to our 90% on-time rate include our lab capabilities, personnel, close proximity to our customers’ acreage, dual-sided bulk loading plants and our service-driven culture.

Completion tools:    We provide unconventional and conventional downhole solutions and technology used for multistage completions. Our comprehensive completion service offerings are complemented by our unconventional open hole and cemented completion tool products, such as liner hangers and accessories, fracture isolation packers, frac sleeves, stage one prep tools, fully composite and dissolvable frac plugs and specialty open hole float equipment and centralizers. Our completion tools provide pinpoint frac sleeve system technologies that enable comparable rates per stage while providing more control over fracture initiation. A few examples of our innovative portfolio of completion tools are: (i) the Scorpion Fully-Composite PlugTM, a patented packer-style fully composite plug designed to provide zonal isolation in a multi-stage well completion; we offer a diverse product group of fully-composite plugs designed for 3.5” to 5.5” well casings as well as a unique Scorpion Extended Range plug, which is used in demanding well applications where operators have to negotiate through internal diameter restrictions, (ii) the Scorpion Dissolvable Plug, a high performance plug designed to provide zonal isolation, is made entirely from proprietary materials that dissolve over time, leaving the wellbore unobstructed for production and eliminating the risk and costs of conventional plug removal, (iii) the SmartStart PLUSTM, an interventionless time-delayed pressure-activated sleeve that we have the exclusive distribution rights to in the northeastern U.S. and with certain customers in other regions, that eliminates the need for tubing or pipe-conveyed perforating when completing the toe stage of horizontal wells, (iv) the Storm Re-Frac PackerTM, a system that allows our customers to re-stimulate their existing wells using standard size plug-and-perf procedures to extend and enhance their production profiles with minimal flow restriction during stimulation, (v) the FlowGunTM, a stage one interventionless casing-conveyed perforating technology that eliminates the need to run wireline or coil tubing and requires no electronic detonation allowing our customers to perform a maximum pressure test and perforate stage one more efficiently with less risk and with no lateral length limitations, (vi) the Coil Frac Sleeve System, a system that utilizes coiled tubing to deploy a resettable frac packer, that we have the exclusive distribution rights to in the U.S., which is used to open and isolate frac sleeves that have been installed as an integral part of the casing, and (vii) the EON Ball Drop system, an interventionless single-size ball activated pinpoint frac sleeve system, that we have exclusive distributions rights to in the U.S. and Canada. Our systems provide completion efficiencies at the wellsite by reducing our customers’ equipment needs and stimulation time and allowing for specific zonal treatment. From March 2011 to September 2017, we have deployed approximately 65,000 swell and hydro-mechanical packers and approximately 18,000 frac sleeves for downhole completions.

Additionally, we offer a portfolio of completion technologies used for completing the toe stage of a horizontal well, as well as fully-composite, dissolvable and extended-range frac plugs to isolate stages during plug-and-perf operations.

Wireline services:    Our wireline services involve the use of a wireline unit equipped with a spool of wireline that is unwound and lowered into oil and gas wells to convey specialized tools or equipment for well completion, well intervention or pipe recovery. Our wireline units are equipped with the latest technology utilized to service long lateral completions, including head tension tools, ballistic release tools and addressable switches. The majority of our wireline work consists of plug-and-perf completions, which is a multistage well completion technique for cased-hole wells that consists of deploying perforating guns to a specified depth. We deploy proprietary specialized tools like our fully-composite frac plugs through our wireline units. From January 2014 to September 2017, we have completed approximately 62,000 wireline stages in the U.S. with a success rate of over 99%.

Coiled tubing services:    Coiled tubing services perform wellbore intervention operations utilizing a continuous steel pipe that is transported to the wellsite wound on a large spool in lengths of up to 25,000 feet. Coiled tubing provides a cost-effective solution for well work due to the ability to deploy efficiently and safely into a live well using specialized well-control equipment. The live well work capability limits the customer’s risk of formation damage associated with “killing” a well (the temporary placement of heavy fluids in a wellbore to keep reservoir fluids in place), while allowing for safer operations due to minimal equipment handling. Coiled tubing facilitates a variety of services in both new and old wells, such as milling, drilling, fishing, production logging, artificial lift installation, cementing, stimulation and restimulation services. In addition, our units are also used in conjunction with pinpoint hydraulic fracturing operations. Most of our coiled tubing units are capable of reaching total measured depths of 21,500 feet and beyond; including lateral lengths in excess of 12,500 feet, keeping pace with the industry’s most challenging downhole environments. While we specialize in larger-diameter (2 3/8” and 2 5/8”) applications, we also offer 2” and 1  1/4” diameter solutions to our customers. From April 2014 to September 2017, we have performed approximately 5,400 jobs and deployed more than 103 million running feet of coiled tubing, with a success rate of over 99%.

Production Solutions

The following is a description of the primary service offerings conducted within the Production Solutions business segment:

Well services:    Our well servicing business encompasses a full range of services performed with a mobile well servicing rig (or workover rig) and ancillary equipment throughout a well’s life cycle from completion to plugging and abandonment. Our rigs and personnel install and remove downhole equipment and eliminate obstructions in the well to facilitate the flow of oil and natural gas, often immediately increasing a well’s production. We believe the production increases generated by our well services substantially enhance our customers’ returns and significantly reduce their payback periods. Activities performed with our well servicing rigs can range from the milling of plugs following a plug-and-perf completion, to the installation in repair of artificial lift, to the ultimate plug and abandonment of a depleted well. Key components of our well services success include our geographic footprint, employee culture, fleet of rigs and inventory of equipment. Our operations extend across six major onshore U.S. basins, and our employee culture fosters local relationships within this expansive geographic footprint through excellent customer service and basin-level expertise.

We utilize a fleet of more than 100 rigs, approximately 40% of which are capable of performing completion-oriented work. This fleet and the inventory of equipment maintained at each of our regional locations are tailored to the needs of our customers in each particular basin. The high-specification rigs we utilize are engineered to perform in the most demanding laterals being drilled in the U.S. today. From January 2014 to September 2017, we operated more than 850,000 rig hours. According to the Association of Energy Service

Companies (“AESC”), only 53% of industry reported well service rigs were active or available from January 2015 to September 2017. In contrast, approximately 67% of our rigs have remained utilized in the same period.

Our competitive strengths

We believe that the following strengths differentiate us from many of our competitors and will contribute to our ongoing success:

Technology-driven business model enhances ability to capitalize on industry trend towards more technically demanding unconventional wells

We invest in innovative technology and equipment designed for modern completion and production techniques that increase efficiencies and production for our customers. North American unconventional onshore wells are increasingly characterized by extended lateral lengths, tighter spacing between hydraulic fracturing stages, increased cluster density and heightened proppant loads. Drilling and completion activities for wells in unconventional resource plays are extremely complex, and downhole risks and operating costs increase as the complexity and lateral length of these wells increase. For these reasons, E&P companies with complex wells generally prefer to partner with technically-proficient, established service companies that are capable of providing the necessary equipment and techniques to complete the services safely, efficiently and with a focus on operational excellence. We believe that these unconventional wells will comprise a growing portion of the market, and that our comprehensive completion service and solutions offerings position us well to capture this growing market.

We have developed a suite of proprietary downhole tools, products and techniques, such as the Scorpion Fully-Composite PlugTM, Scorpion Dissolvable Plug, SmartStart PLUSTM, Flow GunTM, Coil Frac Sleeve System, EON Ball Drop System and Storm Re-Frac PackerTM, through both internal resources as well as strategic partnerships with manufacturers and engineering companies looking for a reliable and expansive channel to market. We have also made an investment in an advanced electromagnetic (EM) fracture monitoring service, Deep Imaging Technologies, which allows our customers to measure fracture efficacy, informing well spacing and infill development decisions. We believe we have become a “go-to” service provider for piloting new technologies across the U.S. and Canada because of our service quality and scale. These strategic partnerships provide us and our customers with access to unique downhole technology from independent innovators. This also allows us to minimize exposure to potential technology adoption risks and the significant costs associated with developing and implementing research and development (“R&D”) internally. Our internal resources are focused on evolving our existing proprietary tools to stay on trend and ensure quicker, lower cost completions for our customers.

Customized solutions offerings and a differentiated level of customer service

We are able to provide customized solutions for all completion types across North America, including plug-and-perf, pinpoint frac sleeve systems and hybrid wells. Our comprehensive completion service offerings, together with our complementary production services, enable us to deliver the most value to our customers throughout the life of the well. Through our strong relationships with our customers, we maintain a continuous dialogue and real-time feedback loop, allowing us to remain nimble and evolve our service offerings in concert with changing demands from our customers. We believe that our ability to be highly responsive to customers and nimbly address requests for changes in service delivery is a distinct competitive advantage and a cornerstone of our brand.

Established presence in all major onshore basins in both the U.S. and Canada

We operate in all major onshore basins in both the U.S. and Canada, including the Permian Basin, Marcellus and Utica Shales, Eagle Ford Shale, SCOOP / STACK Formation, Bakken Formation, Haynesville Formation and Western Canada Sedimentary Basin. We provide our services through strategically placed operating facilities located in-basin throughout North America. This local presence allows us to quickly respond to customer demands and operate efficiently. Additionally, through our extensive footprint, we are able to track and implement best practices around completion and production trends and technology across all divisions and geography.

The following map demonstrates our geographic footprint.

We believe that our strategic geographic positioning will benefit us as activity increases in our core operating areas. Our broad geographic footprint provides us with exposure to the ongoing recovery in drilling and completion activity and will allow us to opportunistically pursue new business in basins with the most active drilling environments.

Returns-focused business model with high operational leverage

We are focused on generating attractive returns on capital for our stockholders. Our completion and production services require less equipment and fewer people than many other oilfield service lines. Unlike pressure pumping, the increase in oil and gas well completion intensity does not significantly impact our equipment. The rising level of completion intensity in our core operating areas contributes to improved margins and returns for us on a per job basis. This provides us significant operational leverage, and we believe positions us well to continue to generate attractive returns on capital as industry activity increases and the market for oilfield services improves. As part of our returns-focused approach to capital spending, we are focused on maintaining a capital efficient program with respect to the development of new products. We do not make large investments in R&D; instead we primarily rely on strategic partnerships with oilfield product development companies, who view us as an attractive distribution platform for their products. This allows us to benefit from new products and technologies while minimizing our R&D expenditures. We believe our return on invested capital (“ROIC”) generally exceeds that of many other oilfield service providers. For a definition of ROIC, which is a non-GAAP financial measure, see “—Summary financial data—Non-GAAP financial measures.”

Experienced and entrepreneurial management team and board of directors with a successful track record of executing growth and acquisition strategies

The members of our management team and board of directors have a blend of operating, financial and leadership experience in the industry, that we believe provides us with a competitive advantage. We have a deep management team, with experienced mid-level and field managers, many of whom previously started and managed smaller independent onshore oilfield services companies. Our management team has an average of over 20 years of experience in the oilfield service industry, and our field managers have expertise in the geological basins in which they operate and understand the regional challenges that our customers face. We believe this experience provides our management team with an in-depth understanding of our customers’ needs, which enhances our ability to deliver innovative, customer-driven solutions throughout varying industry cycles, which in turn strengthens our relationships with our customers. Many members of our senior management team are entrepreneurs and company founders who joined our company and remain major stockholders, and over 80% of company founders who joined our company continue to be a part of our company today. This is an important part of our growth-focused corporate culture. We focus on partnering with the right management teams and companies, which has enabled us to identify and acquire high-quality businesses with a similar culture to us and synergistically integrate them into our existing operation. Nine has completed four acquisitions as well as the Combination with Beckman. We believe this significant experience in identifying and closing acquisitions will help us identify additional attractive acquisition opportunities in the future. In addition, we believe that our extensive industry contacts and those of SCF Partners, L.P. (“SCF Partners”), our equity sponsor, will facilitate the identification of acquisition opportunities. See “—Our equity sponsor” for information regarding SCF Partners.

Balance sheet flexibility to selectively pursue accretive growth avenues

On a pro forma basis giving effect to (i) the entry into a new term loan and revolving credit facility (our “new credit facility”) and (ii) this offering and the use of a portion of the net proceeds therefrom, together with term loan borrowings under our new credit facility, to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, as defined and described in “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities,” as of September 30, 2017, we would have had $         million of cash on hand, $125 million in term loan borrowings and $50 million of revolver availability under our new credit facility, providing us with the flexibility to pursue opportunities to grow our business. See “—Recent Developments—Our new credit facility” for information regarding our new credit facility, under which we expect to make term loan borrowings concurrently with, and conditioned upon, the consummation of this offering. Given our broad geographic and services footprint and strong reputation in the industry, we believe that we will have significant optionality to grow in existing service areas or expand into new areas as demanded by our customers.

Our business strategies

Our company strategy is very focused on returns on invested capital achieved through serving our customers’ needs to help maximize production and drive cost efficiencies through a unique combination of technology and service. We expect to achieve this through the following strategies:

Continue to innovate and enhance our technology-driven offerings

We intend to continue to invest and develop new technologies, techniques and equipment to provide our customers with continuously innovating services and the tools of tomorrow needed to efficiently complete and produce the most complex wells. The growth of unconventional oil and gas resources drives the need for new technologies, completion techniques and equipment to increase recovery rates, lower production costs and accelerate field development. Our customers operate in an extremely competitive environment, and they demand technology-driven service and innovative tools suitable for the most modern completion and production techniques. We have instilled in our employees a culture of innovation and open communication with both our customers and management to be the first responders to our customers’ need for the next innovation or tool. We will continue to listen and learn from operators and experts in the field to facilitate a fast and informative feedback loop that allows us to stay ahead of customers’ needs and share industry best practices across basins. With this real-time information, we seek strategic partnerships and accretive acquisitions with companies and innovators that specialize in developing new production equipment and technologies. We believe that our real-time access to information and focus on technology-driven innovation and efficiency will continue to differentiate us from our competitors and will drive our success with customers that demand a technologically focused and tailored approach.

Continue to focus on service quality and flawless wellsite execution

A successful completion requires both the implementation of a variety of technologies and the commitment to wellsite execution. As well complexities continue to increase, service quality becomes a key criteria used by operators in selecting their oilfield service providers. An E&P operator’s downhole risks and operating costs increase as the complexity and lateral lengths of wells increase. Our customers demand high quality service with fast and nimble responses. We seek to meet this demand by developing our employees through extensive classroom and on the job training, as well as health, safety and environmental (“HSE”) and the U.S. Department of Transportation (the “DOT”) training programs. This also enables us to have a flatter organization and empower employees throughout all levels of the company. Our employees’ extensive knowledge and training allows for more autonomy in the field, ultimately reducing response time and establishing trust with our customers. We continue to develop and implement comprehensive metrics and company standards while allowing our regional leadership to operate autonomously in accordance with those standards. We believe this nimble, customer-focused approach to service will allow us to increase efficiencies for our customers and drive success for our company.

Continue to capitalize on efficiencies being demanded by our customer base

Our customers are increasingly focused on driving efficiencies in drilling and completion techniques of unconventional wells. This focus has led to an increase in the adoption of pad drilling, zipper fracs and other techniques intended to reduce the time and cost inherent in drilling and completing wells. We believe that we are well-positioned to benefit from these efficiencies, which allow us to complete a greater number of jobs (such as stages, plugs or drillouts) with fewer workers and minimal capital maintenance and equipment, ultimately generating additional revenue and better margins. Prior to the adoption of longer laterals, more stages and pad drilling, the completion of 100 stages would require approximately ten wireline, coil or workover units (one unit per well). The increase in operating efficiencies of our E&P customers produced by developments in horizontal drilling have produced efficiencies in our operations. For example, operators in the current environment are completing 100 stages at a single pad, allowing us to send one unit and two crews to location. We now require less people and equipment to generate the same stage counts or drillouts. In 2014, we averaged approximately 5.5 stages per employee per month compared to approximately 7.1 stages per employee per month in 2016 and approximately 7.3 stages per employee per month throughout the first nine months of 2017. Additionally, we completed approximately 27 stages per well in 2014, 28 stages per well in 2015, 40 stages per well in 2016 and 48 stages per well throughout the first nine months of 2017. We have and will continue to be aligned to our customers’ efficiencies, which drive down our costs and increase our utilization.

Leverage our strategic footprint to pilot new technologies and share best practices

Our strategy includes leveraging our broad geographic and services footprint, customer network and strong reputation in the industry to serve as a channel to market for new and innovative technology and communicate best practices internally and to our customers. Having a local presence within each basin allows us to provide more responsive customer service, as well as significant exposure to every type of completion methodology and technology across North America. This expertise and knowledge is quickly shared across the company allowing us to inform customers, modify techniques and introduce new technology across all basins. For example, we have successfully leveraged our Canadian team that has helped introduce new technologies across the company, including a new coated wireline recently deployed in the SCOOP / STACK formation and the Permian Basin. We will continue to bring innovative best practices to our customers and alter completion applications to help customers maximize production. With a broad geographic footprint, we are also the ideal service provider for manufacturing, engineering and independent innovators looking for a reliable channel to market for new technology. We provide exposure to a large customer base across all major North American basins coupled with a high quality sales team with the ability to capture market share and promote new products in every onshore basin in North America. We will continue to establish regional locations to maintain high quality customer service, implement best practices and seek strategic partnerships.

Grow our product and service offerings through internal development, strategic partnerships and accretive acquisitions

We anticipate demand for our services to increase over the medium- and long-term throughout all onshore basins in North America. We plan to drive growth both organically and through strategic partnerships and accretive acquisitions. Our organic growth strategies, which focus on continuing to provide customers with exceptional service and a comprehensive array of technology-based solutions, give us a cost effective way of growing our revenue base by leveraging our existing infrastructure and customer network. Our organic growth initiatives target areas that are expected to provide the highest economic return while taking into consideration strategic goals, such as growing or maintaining our key customer relationships. To complement our organic growth, we intend to continue to enter into strategic partnerships, including with technology-focused companies to enhance our ability to provide technologically-advanced solutions at a comparatively lower cost. We also intend to continue to actively pursue targeted, accretive acquisitions that will enhance our portfolio of products and services, market positioning or geographic presence. We seek potential acquisition targets with cultures compatible with our recognized service quality and forward-looking company culture. While we operate in all major onshore basins in both the U.S. and Canada, we do not currently offer all of our services in each of these basins. We plan to efficiently leverage our existing infrastructure in select basins to grow the breadth of our service offerings. We believe this will provide us with a cost-effective way to offer additional, complementary services to existing customers, thereby offering them a more comprehensive service offering and allowing us to respond more quickly to their needs and enhancing our revenue generation potential.

Maintain a strong balance sheet to preserve operational and strategic flexibility

We intend to maintain a conservative approach to managing our balance sheet, which allows us to better react to changes in commodity prices and related demand for our services as well as overall market conditions. We carefully manage our liquidity and debt position through monitoring our cash flows and spending levels. We intend to use a portion of the proceeds from this offering and term loan borrowings under our new credit facility to repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. We also intend to improve our liquidity with availability under our new credit facility. On a pro forma basis giving effect to (i) the entry into our new credit facility and (ii) this offering and the use of a portion of the net proceeds therefrom, together with term loan borrowings under our new credit facility, to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, as of September 30, 2017, we would have had $         million of cash on hand, $125 million in term loan borrowings and $50 million of revolver availability under our new credit facility, providing us with the flexibility to pursue opportunities to grow our business.

Recent developments

July 2017 Subscription Offer

On July 25, 2017, we provided notice to certain eligible holders of the Company’s common stock that we were offering for sale up to approximately $20 million of the Company’s common stock (the “July 2017 Subscription Offer”). We closed the July 2017 Subscription Offer on August 23, 2017. We received consent from all the lenders under the Existing Nine Credit Facility for the cash proceeds from the July 2017 Subscription Offer to be deposited in a segregated account that does not constitute collateral for the indebtedness thereunder.

Our new credit facility

We have received commitments from a syndicate of commercial banks to provide a new credit facility with JPMorgan Chase Bank, NA. as administrative agent, consisting of $125 million of term loans and $50 million of revolving credit commitments, which will be secured by first priority security interests (subject to permitted liens) in substantially all of our and our domestic restricted subsidiaries’ personal property. Upon consummation of this offering, we expect to borrow $125 million of term loans and to have $50 million of revolver availability under our new credit facility. Our new credit facility is scheduled to mature two and a half years from the initial date on which we borrow loans thereunder.

Risk factors

Investing in our common stock involves risks. You should read carefully the section of this prospectus entitled “Risk factors” for an explanation of these risks before investing in our common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and result in a loss of all or a portion of your investment:

•

Our business is cyclical and depends on capital spending and well completions by the onshore oil and natural gas industry in North America, and the level of such activity is volatile. Our business has been, and may continue to be, adversely affected by industry and financial market conditions that are beyond our control.

•	A decline in oil and natural gas commodity prices may adversely affect the demand for our services and the rates we are able to charge.

•	We may be unable to employ, or maintain the employment of, a sufficient number of key employees, technical personnel and other skilled and qualified workers.

•	We may be unable to implement price increases or maintain existing prices on our services.

•	Our operations are subject to conditions inherent in the oilfield services industry.

•	Restrictions in our debt agreements could limit our growth and our ability to engage in certain activities.

•	Our current and potential competitors may have longer operating histories, significantly greater financial or technical resources and greater name recognition than we do.

•	Our success may be affected by our ability to implement new technologies and services.

•

Our success may be affected by the use and protection of our proprietary technology as well as our ability to enter into license agreements. There are limitations to our intellectual property rights and, thus, our right to exclude others from the use of such proprietary technology.

•

The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

•

We are subject to federal, state and local laws and regulations regarding issues of health, safety and protection of the environment. Under these laws and regulations, we may become liable for penalties, damages or costs of remediation or other corrective measures. Any changes in laws or government regulations could increase our costs of doing business.

•	We may be subject to claims for personal injury and property damage or other litigation, which could materially adversely affect our financial condition, prospects and results of operations.

•	We are dependent on customers in a single industry. The loss of one or more significant customers could adversely affect our financial condition, prospects and results of operations.

•	SCF controls a significant percentage of our voting power.

•

SCF and its affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our charter could enable SCF to benefit from corporate opportunities that may otherwise be available to us.

Our equity sponsor

We have a valuable relationship with SCF Partners, which has made significant equity investments in us since our formation. At an institutional level, SCF Partners has specialized in investments in the oilfield services sector since it was founded in 1989, and has been instrumental in working with our management team to develop and execute our business strategies. SCF Partners is focused exclusively on oilfield services companies and has supported the development of 13 leading public companies in the sector, including National Oilwell Varco (NYSE: NOV), Oil States International (NYSE: OIS), Complete Production Services (merged into Superior Energy Services) (NYSE: CPX/SPN) and Forum Energy Technologies (NYSE: FET). We believe we will benefit from SCF Partners’ investment experience in the oilfield services sector, its expertise in mergers and acquisitions and its support on various near-term and long-term strategic initiatives.

Upon completion of this offering, SCF will own approximately         % of our common stock (or         % of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock) and will therefore be able to strongly influence all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. SCF’s interests may not coincide with the interests of other holders of our common stock. Additionally, SCF Partners is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. We have renounced any interest in specified business opportunities, and SCF and its director nominees on our board of directors generally have no obligation to offer us those opportunities. L.E. Simmons & Associates, Incorporated, a Delaware corporation (“LESA”), SCF Partners’ ultimate general partner, may allocate any potential opportunities to its other portfolio companies where LESA determines, in its discretion, such opportunities are the most logical strategic and operational fit. See “Risk factors—Risks related to this offering and owning our common stock—SCF and its affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our charter could enable SCF to benefit from corporate opportunities that may otherwise be available to us.”

Our history and the Combination

We were formed on February 28, 2013 through a combination of three service companies owned by SCF, the first of which was acquired in March 2011. Our foundation consisted of an entrepreneurial team with proven industry expertise and technological solutions for well completions, which we have continued to build upon organically and through acquisitions. We subsequently acquired Peak Pressure Control in August 2013, Dak-Tana Wireline in April 2014, Crest Pumping Technologies in June 2014 and G8 Oil Tool and its intellectual property related to its Scorpion frac plug in September 2015. These acquisitions provided us additional size, scale, product and service diversity and capabilities as well as an expanded geographic footprint. We have focused on the integration of these companies to create one united brand, culture and vision, while combining their expertise to develop customized completion solutions to the market.

On February 28, 2017, we merged with Beckman, a growth-oriented oilfield services company that provides a wide range of well service and coiled tubing services. Pursuant to the Combination, all of the issued and outstanding shares of Beckman common stock were converted into shares of our common stock, other than 1.6% of Beckman shares paid in cash. Prior to the Combination, Beckman was also an SCF Partners portfolio company since July 2012. A key strategic rationale for the Combination was to enhance our ability to serve customers and our growth potential through broader product lines and basin diversification, enabling us to cross-sell our products and compete with larger companies. For more information on the Combination, see “Certain relationships and related party transactions—The Combination.”

In connection with the Combination, we collectively issued 769,162 shares of our common stock and 79,890 warrants to purchase additional shares of our common stock in connection with the Nine and Combined Nine Subscription Offers and subsequent conversion of Beckman shares and warrants issued in connection with the Beckman Subscription Offer, each as defined and described in “Certain relationships and related party transactions—Subscription and warrants agreements.” The warrants held by our existing shareholders were called by us on July 25, 2017, and 297 warrants were exercised for proceeds of $74,330. All warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

Emerging growth company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

provide certain disclosures regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act; or

•	obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for adopting new or revised financial accounting standards. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. See ‘‘Risk factors—Risk related to this offering and owning our common stock—Taking advantage of the reduced disclosure requirements applicable to ‘emerging growth companies’ may make our common stock less attractive to investors.” If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year in which we have $1.07 billion or more in annual revenues;

•

the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

•	the date on which we issue more than $1.0 billion of non-convertible debt securities over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

Corporate information

Our principal executive offices are located at 16945 Northchase Drive, Suite 1600, Houston, TX 77060, and our telephone number at that address is (281) 730-5100. Our website is available at www.nineenergyservice.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”), available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The offering

Issuer	Nine Energy Service, Inc.

Common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Common stock outstanding after this offering(1)	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of additional shares of our common stock.

Use of proceeds	We will receive net proceeds from this offering of approximately $ million, assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated expenses and underwriting discounts and commissions payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million. See “Use of proceeds.”

We intend to use a portion of the net proceeds from this offering, together with $125 million of term loan borrowings under our new credit facility, to fully repay the outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and the remainder for general corporate purposes. As of September 30, 2017, we had $119.8 million and $121.0 million of outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, respectively. See “Use of proceeds.”

Affiliates of several of the underwriters are lenders under the Existing Nine Credit Facility or the Existing Beckman Credit Facility and, accordingly, will receive a portion of the net proceeds from this offering. See “Use of proceeds” and “Underwriting (conflicts of interest).”

Dividend policy	We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. In addition, our new credit facility will place restrictions on our ability to pay cash dividends.

Directed share program	The underwriters have reserved for sale at the initial public offering price up to % of the common stock being offered by this prospectus for sale to our employees, executive officers, directors and director nominees who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read “Underwriting (conflicts of interest).”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk factors” beginning on page 25 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

Listing and trading symbol	We have been approved, subject to official notice of issuance, to list our common stock on the NYSE under the symbol “NINE.”

Conflicts of interest	The net proceeds from this offering will be used to repay borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. See “Use of proceeds.” Because an affiliate of Wells Fargo Securities, LLC is a lender under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, and an affiliate of J.P. Morgan Securities LLC is a lender under the Existing Nine Credit Facility, and such affiliates may receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder, each of Wells Fargo Securities, LLC and J.P. Morgan Securities LLC may be deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), and as a result, this offering will be conducted under that rule. Pursuant to FINRA Rule 5121, a “qualified independent underwriter” meeting certain standards is required to participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Goldman Sachs & Co. LLC has agreed to act as a “qualified independent underwriter” within the meaning of FINRA Rule 5121 in connection with this offering. Goldman Sachs & Co. LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Goldman Sachs & Co. LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. See “Underwriting (conflicts of interest).”

(1)	The number of shares of common stock that will be outstanding after this offering excludes (a) the shares of common stock reserved and available for issuance under the Nine Energy Service, Inc. 2011 Stock Incentive Plan as of May 22, 2017, which consists of shares of common stock and 12% of the total shares of common stock issued by the Company in connection with this offering and (b) shares of common stock issuable upon the exercise of options outstanding as of , 2017 under the 2011 Stock Incentive Plan. The number of outstanding shares of common stock that will be outstanding after this offering includes shares of restricted common stock issued to our directors, officers and other employees under our stock incentive plan that are subject to vesting.

Summary financial data

The following table presents our summary financial data for the periods and as of the dates indicated. The financial data set forth below, as well as our audited combined financial statements and related notes thereto and our unaudited condensed consolidated financial statements and related notes thereto, each included elsewhere in this prospectus and, except as otherwise indicated, all financial data provided in this prospectus, give effect to the Combination and represent the combined results of Nine and Beckman and their respective subsidiaries.

The summary historical combined financial data as of and for the years ended December 31, 2015 and 2016 are derived from our audited historical combined financial statements and related notes thereto included elsewhere in this prospectus. The summary financial data for the nine months ended September 30, 2016 and 2017, and as of September 30, 2017, are derived from our unaudited historical condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The summary historical combined financial data as of and for the year ended December 31, 2014 are derived from our unaudited combined financial statements not included in this prospectus, which were derived from the audited financial statements of Nine as of and for the year ended December 31, 2014 and the audited financial statements of Beckman as of and for the year ended December 31, 2014, also not included in this prospectus. The 2014 unaudited combined data of Nine and Beckman was prepared on the same basis as the audited combined financial statements included in this prospectus. The selected historical condensed consolidated financial data for the three months ended March 31, 2017, June 30, 2017 and September 30, 2017 are derived from our unaudited historical condensed consolidated financial statements, not included in this prospectus.

Historical results are not necessarily indicative of our future results of operations, financial position and cash flows.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations” and our combined historical financial statements and the notes thereto included elsewhere in this prospectus. Among other things, those historical financial statements and related notes thereto include more detailed information regarding the basis of presentation for the following information.

	Nine months ended September 30,			Year ended December 31,
(in thousands, except share and per share information)	2017		2016	2016		2015	2014(1)
	(unaudited)						(unaudited)

Statement of operations data:
Revenues		$389,380	$202,368		$282,354	$478,522	$663,191

Cost and expenses
Cost of revenues (exclusive of depreciation and amortization shown separately below)		322,901	178,676		246,109	373,191	434,064
General and administrative expenses		37,628	26,194		39,387	42,862	51,321
Depreciation		40,326	41,779		55,260	58,894	40,173
Impairment of goodwill		—	—		12,207	35,540	—
Amortization of intangibles		6,601	6,794		9,083	8,650	6,389
Loss on equity investment		255	—		—	—	—
Loss on sale of property and equipment		4,793	2,420		3,320	2,004	971

Income (loss) from operations		(23,124)	(53,495)		(83,012)	(42,619)	130,273

Other expense
Interest expense		11,780	10,681		14,185	9,886	9,586

Total other expense		11,780	10,681		14,185	9,886	9,586

Income (loss) from continuing operations before income taxes		(34,904)	(64,176)		(97,197)	(52,505)	120,687
Provision (benefit) for income taxes		2,967	(19,017)		(26,286)	(14,323)	44,515

Income (loss) from continuing operations (net of tax)		(37,871)	(45,159)		(70,911)	(38,182)	76,172
Loss from discontinued operations, net of tax ($0, $0, $0, $513 and $11,158)(2)		—	—		—	(935)	(28,207)

Net income (loss)		(37,871)	(45,159)		(70,911)	(39,117)	47,965

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of tax of $0, $0, $0, $0 and $58		(192)	203		210	(4,067)	181

Total other comprehensive income (loss), net of tax		(192)	203		210	(4,067)	181

Total comprehensive income (loss)		$(38,063)	$(44,956)		$(70,701)	$(43,184)	$48,146

Historical earnings per share data(3):
Weighted average shares outstanding—basic		1,805,816	1,651,240		1,653,277	1,643,912	1,374,510
Income (loss) from continuing operations per share—basic		$(20.97)	$(27.35)		$(42.89)	$(23.23)	$55.42
Loss from discontinued operations per share—basic		$—	$—		$—	$(0.57)	$(20.52)
Net income (loss) per share-basic		$(20.97)	$(27.35)		$(42.89)	$(23.80)	$34.90

Weighted average shares outstanding—fully diluted		1,805,816	1,651,240		1,653,277	1,643,912	1,597,866
Income (loss) from continuing operations per share-fully diluted		$(20.97)	$(27.35)		$(42.89)	$(23.23)	$47.67
Loss from discontinued operations per share-fully diluted		$—	$—		$—	$(0.57)	$(17.65)
Net income (loss) per share—fully diluted		$(20.97)	$(27.35)		$(42.89)	$(23.80)	$30.02

Pro forma earnings per share data(4) (Unaudited):
Pro forma weighted average shares outstanding—basic and diluted
Pro forma earnings (loss) per share—basic and diluted	$			$

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2017	2016	2016	2015	2014(1)
	(unaudited)				(unaudited)

Balance sheet data at period end:
Cash and cash equivalents	$30,171		$4,074	$18,877	$24,236
Property and equipment, net	264,300		273,210	325,894	376,920
Total assets	628,382		576,094	658,434	869,933
Debt	240,840		245,888	252,378	379,658
Total stockholders’ equity	315,987		288,186	352,676	389,644

Statement of cash flows data:
Net cash (used in) provided by operating activities	$3,775	1,200	$(3,290)	$140,367	$127,188
Net cash used in investing activities	(29,816)	(2,723)	(4,176)	(19,251)	(456,955)
Net cash (used in) provided by financing activities	52,223	(10,852)	(7,315)	(126,878)	335,813

Other financial data:
EBITDA(5) (unaudited)	$23,803	$(4,922)	$(18,669)	$23,990	$148,628
Adjusted EBITDA(5) (unaudited)	40,869	4,604	9,824	73,901	188,192
ROIC(5) (unaudited)	(6)%	(9)%	(11)%	(5)%	16%
Adjusted gross profit (excluding depreciation and amortization)(5) (unaudited)	$66,479	$23,692	$36,245	$105,331	$229,127

(1)	We closed the acquisitions of Dak-Tana Wireline on April 30, 2014 and Crest Pumping Technologies on June 30, 2014 and Beckman closed the acquisitions of RedZone Coil Tubing on May 2, 2014 and Big Lake Services, LLC on August 29, 2014. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 results.

(2)	For 2014, represents a non-cash impairment charge related to the divestiture of certain assets of a subsidiary whose primary focus was conventional completions. See “Note 14—Discontinued Operations” to the financial statements included in this registration statement for additional detail regarding the Tripoint divestiture.

(3)	Historical share and per share information does not give effect to the for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering.

(4)	Pro forma earnings per share data give effect to (i) the for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering and (ii) the issuance by us of shares of common stock pursuant to this offering, and the application of the net proceeds from this offering as set forth under “Use of proceeds,” assuming an initial public offering price of $ per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus). This pro forma earnings per share data is presented for informational purposes only and does not purport to represent what our pro forma net income (loss) or earnings (loss) per share actually would have been had the Stock Split occurred on January 1, 2016 or to project our net income or earnings per share for any future period.

(5)	EBITDA, Adjusted EBITDA, ROIC and adjusted gross profit (excluding depreciation and amortization) are non-GAAP financial measures. For definitions of these measures, a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), an explanation of our calculation of ROIC and a reconciliation of adjusted gross profit (excluding depreciation and amortization) to gross profit (loss), see “—Non-GAAP financial measures” below.

	Three months ended
	September 30, 2017	June 30, 2017	March 31, 2017
		(unaudited)

Statement of operations data:
Revenues	$148,167	$135,860	$105,353
Loss from operations	(193)	(8,141)	(14,790)
Net loss	(5,052)	(12,105)	(20,714)

Other financial data:
EBITDA(1) (unaudited)	15,157	7,674	972
Adjusted EBITDA(1) (unaudited)	18,088	16,727	6,054
ROIC(1) (unaudited)	0%	(6)%	(13)%
Adjusted gross profit (excluding depreciation and amortization)(1) (unaudited)	$28,258	$24,256	$13,965

(1)	EBITDA, Adjusted EBITDA, ROIC and adjusted gross profit (excluding depreciation and amortization) are non-GAAP financial measures. For definitions of these measures, a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), an explanation of our calculation of ROIC and a reconciliation of adjusted gross profit (excluding depreciation and amortization) to gross profit (loss), see “—Non-GAAP financial measures” below.

Non-GAAP financial measures

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies.

We define EBITDA as net income (loss) before interest expense, depreciation, amortization and income tax expense. EBITDA is not a measure of net income or cash flows as determined by U.S. generally accepted accounting principles (“GAAP”).

We define Adjusted EBITDA as EBITDA further adjusted for (i) impairment of goodwill and other intangible assets, (ii) transaction expenses related to acquisitions or the Combination, (iii) loss from discontinued operations, (iv) loss or gains from the revaluation of contingent liabilities, (v) non-cash stock-based compensation expense, (vi) loss or gains on sale of assets, (vii) inventory writedown and (viii) adjustment for other expenses or charges, to exclude certain items which we believe are not reflective of ongoing performance of our business, such as costs related to this offering, legal expenses and settlement costs related to litigation outside the ordinary course of business, and restructuring costs.

Management believes EBITDA and Adjusted EBITDA are useful because they allow for a more effective evaluation of our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at these measures because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. These measures should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance. Certain items excluded from these measures are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of these measures. Our computations of these measures may not be comparable to other similarly titled measures of other companies. We believe that these are widely followed measures of operating performance.

The following table presents a reconciliation of the non-GAAP financial measures of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss):

	Nine months ended September 30,		Three months ended			Year ended December 31,			Six months ended	Six months ended
(in thousands) (unaudited)	2017	2016	September 30, 2017	June 30, 2017	March 31, 2017	2016	2015	2014(1)	June 30, 2014(1)	December 31, 2014(1)

EBITDA reconciliation:
Net income (loss)	$(37,871)	$(45,159)	$(5,052)	$(12,105)	$(20,714)	$(70,911)	$(39,117)	$47,965	$27,059	$20,906
Interest expense	11,780	10,681	4,093	3,929	3,758	14,185	9,886	9,586	2,838	6,748
Depreciation	40,326	41,779	13,150	13,615	13,561	55,260	58,894	40,173	13,080	27,093
Amortization	6,601	6,794	2,200	2,200	2,201	9,083	8,650	6,389	2,056	4,333
Provision (benefit) from income taxes	2,967	(19,017)	766	35	2,166	(26,286)	(14,323)	44,515	16,957	27,558

EBITDA	$23,803	$(4,922)	$15,157	$7,674	$972	$(18,669)	$23,990	$148,628	$61,990	$86,638

Adjusted EBITDA reconciliation:
EBITDA	$23,803	$(4,922)	$15,157	$7,674	$972	$(18,669)	$23,990	$148,628	$61,990	$86,638
Impairment of goodwill and other intangible assets	—	—	—	—	—	12,207	35,540	—	—	—
Transaction expenses	3,415	—	50	370	2,995	—	208	3,911	2,817	1,094
Loss from discontinued operations(2)	—	—	—	—	—	—	935	28,207	1,963	26,244
Loss or gains from the revaluation of contingent liabilities(3)	421	—	277	57	87	1,735	(293)	—	—	—
Loss on equity investment	255	—	83	172	—	—	—	—	—	—
Non-cash stock-based compensation expense	6,380	4,314	2,185	2,659	1,536	5,711	5,473	5,445	1,947	3,498
Loss or gains on sale of assets	4,793	2,420	148	4,421	224	3,320	2,004	971	46	925
Legal fees and settlements(4)	778	1,521	188	350	240	4,145	—	—	—	—
Inventory writedown	1,024	287	—	1,024	—	287	2,772	1,030	—	1,030
Restructuring costs	—	984	—	—	—	1,088	3,272	—	—	—

Adjusted EBITDA	$40,869	$4,604	$18,088	$16,727	$6,054	$9,824	$73,901	$188,192	$68,763	$119,429

(1)

We closed the acquisitions of Crest Pumping Technologies on June 30, 2014 and Dak-Tana Wireline on April 30, 2014 and Beckman closed the acquisitions of RedZone Coil Tubing on May 2, 2014 and Big Lake Services, LLC on August 29, 2014. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 results. We believe that presenting investors with the selected information for the six months ended December 31, 2014 provides a representative period of the profitability of our business in a high demand environment, including six months of results from the acquisitions of Dak-Tana Wireline, Crest Pumping Technologies and RedZone Coil Tubing and the results of the acquisition of Big Lake Services, LLC from August 29, 2014 through December 31, 2014. For comparative purposes, we have also included such information for the six months ended June 30, 2014.

(2)	For 2014, represents a non-cash impairment charge related to the divestiture of certain assets of a subsidiary whose primary focus was conventional completions. See “Note 14—Discontinued Operations” to the financial statements included in this registration statement for additional detail regarding the Tripoint divestiture.

(3)	Loss or gain related to the revaluation of liability for contingent consideration relating to our acquisition of Scorpion to be paid in shares of Company common stock and in cash, contingent upon quantities of Scorpion Composite Plugs sold during 2016 and gross margin related to the product sales for three years following the acquisition.

(4)	Amount represents fees and legal settlements associated with legal proceedings brought pursuant to the Fair Labor Standards Act and/or similar state laws.

Return on invested capital

ROIC is a supplemental non-GAAP financial measure. We define ROIC as after-tax net operating profit, divided by average total capital. We define after-tax net operating profit as income (loss) from continuing operations (net of tax) plus interest expense, less taxes on interest. We define total capital as book value of equity plus the book value of debt less balance sheet cash and cash equivalents. We then take the average of the current and prior year-end total capital for use in this analysis.

Management believes ROIC is a meaningful measure because it quantifies how well we generate operating income relative to the capital we have invested in our business and illustrates the profitability of a business or project taking into account the capital invested. Management uses ROIC to assist them in capital resource allocation decisions and in evaluating business performance. Although ROIC is commonly used as a measure of capital efficiency, definitions of ROIC differ, and our computation of ROIC may not be comparable to other similarly titled measures of other companies.

The following table provides an explanation of our calculation of ROIC:

	Nine months ended September 30,		Three months ended			Year ended December 31,
(in thousands)	2017	2016	September 30, 2017	June 30, 2017	March 31, 2017	2016	2015	2014
Income (loss) from continuing operations (net of tax)	$(37,871)	$(45,159)	$(5,052)	$(12,105)	$(20,714)	$(70,911)	$(38,182)	$76,172

Add back:
Interest expense	11,780	10,681	4,093	3,929	3,758	14,185	9,886	9,586
Taxes on interest	1,001	(3,165)	448	283	270	(3,836)	(2,697)	(3,536)

After-tax net operating profit	$(25,090)	$(37,643)	$(511)	$(7,893)	$(16,686)	$(60,562)	$(30,993)	$82,222

Total capital as of prior year-end(1):
Total stockholders’ equity	$288,186	$352,676	$288,186	$288,186	$288,186	$352,676	$389,644	$192,522
Total debt	245,888	252,378	245,888	245,888	245,888	252,378	379,658	140,767
Less: Cash and cash equivalents	(4,074)	(18,877)	(4,074)	(4,074)	(4,074)	(18,877)	(24,236)	(18,505)

Total capital	$530,000	$586,177	$530,000	$530,000	$530,000	$586,177	$745,066	$314,784

Total capital as of year-end/quarter-end:
Total stockholders’ equity	$315,987	$312,036	$315,987	$298,883	$308,409	$288,186	$352,676	$389,644
Total debt	240,840	242,535	240,840	256,072	251,473	245,888	252,378	379,658
Less: Cash and cash equivalents	(30,171)	(6,542)	(30,171)	(12,127)	(27,039)	(4,074)	(18,877)	(24,236)

Total capital	$526,656	$548,029	$526,656	$542,828	$532,843	$530,000	$586,177	$745,066

Average total capital	$528,328	$567,103	$528,328	$536,414	$531,422	$558,089	$665,622	$529,925

ROIC	(6)%	(9)%	0%	(6)%	(13)%	(11)%	(5)%	16%

(1)	For 2014, total capital as of prior year-end is based on Beckman and Nine combined unaudited historical financial information not included in this prospectus.

Adjusted gross profit (excluding depreciation and amortization)

GAAP defines gross profit as revenues less cost of revenues, and includes in costs of revenues depreciation and amortization. We define adjusted gross profit (excluding depreciation and amortization) as revenues less cost of revenues (excluding depreciation and amortization). This measure differs from the GAAP definition of gross profit because we do not include the impact of depreciation and amortization, which represent non-cash expenses.

Management uses adjusted gross profit (excluding depreciation and amortization) to evaluate operating performance and to determine resource allocation between segments. We prepare adjusted gross profit (excluding depreciation and amortization) to eliminate the impact of depreciation and amortization because we do not consider depreciation and amortization indicative of our core operating performance. Adjusted gross profit (excluding depreciation and amortization) should not be considered as an alternative to gross profit (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted gross profit (excluding depreciation and amortization) may not be comparable to similarly titled measures of other companies because other companies may not calculate adjusted gross profit (excluding depreciation and amortization) or similarly titled measures in the same manner as we do.

The following table presents a reconciliation of adjusted gross profit (excluding depreciation and amortization) to GAAP gross profit (loss).

	Nine months ended September 30,		Three months ended			Year ended December 31,
(in thousands)	2017	2016	September 30, 2017	June 30, 2017	March 31, 2017	2016	2015	2014(1)
Calculation of gross profit (loss):
Revenues	$389,380	$202,368	$148,167	$135,860	$105,353	$282,354	$478,522	$663,191
Cost of revenue (exclusive of depreciation and amortization)	322,901	178,676	119,909	111,604	91,388	246,109	373,191	434,064
Depreciation (related to cost of revenues)	39,658	41,091	12,927	13,397	13,334	54,344	58,042	39,719
Amortization	6,601	6,794	2,200	2,200	2,201	9,083	8,650	6,389

Gross (loss) profit	$20,220	$(24,193)	$13,131	$8,659	$(1,570)	$(27,182)	$38,639	$183,019

Adjusted gross profit (excluding depreciation and amortization) reconciliation:
Gross (loss) profit	$20,220	$(24,193)	$13,131	$8,659	$(1,570)	$(27,182)	$38,639	$183,019
Depreciation (related to cost of revenues)	39,658	41,091	12,927	13,397	13,334	54,344	58,042	39,719
Amortization	6,601	6,794	2,200	2,200	2,201	9,083	8,650	6,389

Adjusted gross profit (excluding depreciation and amortization)	$66,479	$23,692	$28,258	$24,256	$13,965	$36,245	$105,331	$229,127

(1)	We closed the acquisitions of Crest Pumping Technologies on June 30, 2014 and Dak-Tana Wireline on April 30, 2014 and Beckman closed the acquisitions of RedZone Coil Tubing on May 2, 2014 and Big Lake Services, LLC on August 29, 2014. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 results.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with other information set forth in this prospectus before investing in shares of our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition, prospects, results of operations and cash flow could be materially adversely affected. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations or cash flows. We cannot assure you that any of the events discussed in the risk factors below will not occur. In that case, the market price of our common stock could decline and you may lose all or a part of your investment.

Risks related to our business and our industry

Our business is cyclical and depends on capital spending and well completions by the onshore oil and natural gas industry in North America, and the level of such activity is volatile. Our business has been, and may continue to be, adversely affected by industry and financial market conditions that are beyond our control.

Our business is cyclical, and we depend on our customers’ willingness to make operating and capital expenditures to explore for, develop and produce oil and natural gas in North America, which, in turn, largely depends on prevailing industry and financial market conditions that are influenced by numerous factors beyond our control, including:

•	the level of prices, and expectations about future prices, for oil and natural gas;

•	the domestic and foreign supply of, and demand for, oil and natural gas and related products;

•	the level of global and domestic oil and natural gas production;

•	the supply of and demand for hydraulic fracturing and other oilfield services and equipment in North America;

•	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	available pipeline, storage and other transportation capacity;

•	worldwide political, military and economic conditions;

•	lead times associated with acquiring equipment and products and availability of qualified personnel;

•	the discovery rates of new oil and natural gas reserves;

•

federal, state and local regulation of hydraulic fracturing and other oilfield service activities, as well as E&P activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

•	economic and political conditions in oil and natural gas producing countries;

•

actions of the Organization of the Petroleum Exporting Countries, its members and other state-controlled oil companies relating to oil price and production levels, including announcements of potential changes to such levels;

•	advances in exploration, development and production technologies or in technologies affecting energy consumption;

•	activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas so as to minimize emissions of carbon dioxide, a greenhouse gas;

•	the price and availability of alternative fuels and energy sources;

•	global weather conditions and natural disasters; and

•	uncertainty in capital and commodities markets and the ability of oil and natural gas producers to access capital.

A decline in oil and natural gas commodity prices may adversely affect the demand for our services and the rates we are able to charge.

The demand for our services and the rates we are able to charge are primarily influenced by current and anticipated oil and natural gas commodity prices and the related level of capital spending and drilling and completion activity in the areas in which we have operations. Volatility or weakness in oil and natural gas commodity prices (or the perception that oil and natural gas commodity prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells or lower production spending on existing wells. The products and services we provide are, to a substantial extent, deferrable in the event oil and natural gas companies reduce capital expenditures. As a result, we may experience lower utilization of, and may be forced to lower our rates for, our equipment and services in weak oil and natural gas commodity price environments. For example, between the third quarter of 2014 and the first quarter of 2016, oil and natural gas commodity prices declined significantly, which resulted in most of our customers reducing their exploration, development and production activities, which in turn resulted in a reduction in the demand for our services, as well as the rates we were able to charge and the utilization of our assets, during this period as compared to levels in mid-2014. Reduced discovery rates of new oil and natural gas reserves in our market areas as a result of decreased capital spending may also have a negative long-term impact on our business, even in an environment of stronger oil and natural gas prices, to the extent the reduced number of wells for us to service more than offsets increasing completion activity and intensity.

Historically, oil and natural gas commodity prices have been extremely volatile. During the past six years, the posted price for West Texas Intermediate oil has ranged from a low of $26.19 per Bbl in February 2016 to a high of $113.39 per Bbl in April 2011, and the Henry Hub spot market price of gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $7.51 per MMBtu in January 2010. Oil and natural gas commodity prices are expected to continue to be volatile. For example, in 2017, oil prices increased to a high of $57.33 in November 2017, following a low of $42.48 in June 2017. This environment could cause prices to remain at current levels or fall to lower levels. If the prices of oil and natural gas reverse their recent increases, our business, financial condition, results of operations, cash flows and prospects may be materially and adversely affected.

Our business could be adversely affected by a decline in general economic conditions or a weakening of the broader energy industry.

A prolonged economic slowdown or recession in North America, adverse events relating to the energy industry or regional, national and global economic conditions and factors, particularly a slowdown in the E&P industry, could negatively impact our operations and therefore adversely affect our results. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased exploration and development spending by our customers, decreased demand for oil and natural gas and decreased prices for oil and natural gas.

We may be unable to employ, or maintain the employment of, a sufficient number of key employees, technical personnel and other skilled and qualified workers.

The delivery of our services and products requires personnel with specialized skills and experience, including personnel who can perform physically demanding work. Our ability to be profitable and productive will depend upon our ability to employ and retain skilled workers. Workers may choose to pursue employment with our competitors or in fields that offer a more desirable work environment as a result of the volatility in the oilfield service industry and the demanding nature of our work. The right-sizing of our and our competitors’ labor force over the recent sustained period of commodity price declines, as well as a significant decrease in the wages paid by us or our competitors as a result of reduced industry demand, has resulted in a reduction of the available skilled labor force to service the energy industry, and there is no assurance that the availability of skilled labor will improve following a subsequent increase in demand for our services or an increase in wage rates. If any of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

We may be unable to implement price increases or maintain existing prices on our services.

We periodically seek to increase the prices on our services to offset rising costs and to generate higher returns for our stockholders. However, we operate in a very competitive industry and as a result, we are not always successful in raising, or maintaining, our existing prices. Additionally, during periods of increased market demand, a significant amount of new service capacity, including new well service rigs, wireline units and coiled tubing units, may enter the market, which also puts pressure on the pricing of our services and limits our ability to increase prices.

Even when we are able to increase our prices, we may not be able to do so at a rate that is sufficient to offset such rising costs. In periods of high demand for oilfield services, a tighter labor market may result in higher labor costs. During such periods, our labor costs could increase at a greater rate than our ability to raise prices for our services. Also, we may not be able to successfully increase prices without adversely affecting our activity levels. The inability to maintain our pricing and to increase our pricing as costs increase could have a material adverse effect on our business, financial position, results of operations and cash flows.

Our operations are subject to conditions inherent in the oilfield services industry.

Conditions inherent in the oil and natural gas industry can cause personal injury or loss of life, disruption or suspension in operations, damage to geological formations, damage to facilities, substantial revenue loss, business interruption and damage to, or destruction of, property, equipment and the environment. Such risks may include, but are not limited to:

•	equipment defects;

•	liabilities arising from accidents or damage involving our fleet of trucks and other equipment;

•	explosions and uncontrollable flows of gas or well fluids;

•	unusual or unexpected geological formations or pressures and industrial accidents;

•	blowouts;

•	fires;

•	cratering;

•	loss of well control;

•	collapse of the borehole; and

•	damaged or lost equipment.

Defects or other performance problems in the products that we sell or services that we offer could result in our customers seeking damages from us for losses associated with these defects or other performance problems. In addition, our completion and production services could become a source of spills or releases of fluids, including chemicals used during hydraulic fracturing activities, at the site where such services are performed, or could result in the discharge of such fluids into underground formations that were not targeted for fracturing or well completion activities, such as potable aquifers, or at third party properties. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages and could result in a variety of claims, losses and remedial obligations that could have an adverse effect on our business and results of operations. The existence, frequency and severity of such incidents could affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our services if they view our safety record as unacceptable or otherwise experience material defects in our products or performance problems, which could cause us to lose customers and substantial revenue, and any litigation or claims, even if fully indemnified or insured, could negatively affect our reputation with our customers and the public and make it more difficult for us to compete effectively or obtain adequate insurance in the future.

We have operated at a loss in the past, and there is no assurance of our profitability in the future.

Historically, we have experienced periods of low demand for our services and have incurred operating losses. In the future, we may not be able to reduce our costs, increase our revenues or reduce our debt service obligations sufficiently to achieve or maintain profitability and generate positive operating income. Under such circumstances, we may incur further operating losses and experience negative operating cash flow.

Restrictions in our debt agreements could limit our growth and our ability to engage in certain activities.

We expect to make term loan borrowings under our new credit facility concurrently with, and conditioned upon, the consummation of this offering. The operating and financial restrictions and covenants in our new credit facility and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, our new credit facility will restrict or limit our ability to:

•	pay dividends and move cash;

•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	sell or otherwise dispose of assets, businesses and operations;

•	materially alter the character of our business as conducted at the closing of this offering; and

•	make acquisitions and investments.

Furthermore, our new credit facility contains certain other operating covenants. Our ability to comply with the covenants and restrictions contained in our new credit facility, and, as of the end of each quarter, compliance with a leverage ratio, an asset coverage ratio and a fixed charge coverage ratio, may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. Any violation of the restrictions, covenants, or ratio tests in our new credit facility could result in an event of default, which may cause a significant portion of our indebtedness becoming immediately due and payable, and our lenders’ commitment to provide further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our new credit facility or any new indebtedness could have similar or greater restrictions. For more information about our new credit facility, please read “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities—Our new credit facility.”

The Existing Nine Credit Facility and the Existing Beckman Credit Facility also contain various affirmative and negative covenants, including certain financial covenants. For the period ended March 31, 2017, Nine was in breach of the minimum EBITDA covenant and the fixed charge coverage ratio contained in the Existing Nine Credit Facility. However, Nine has cured such breaches by using a portion of the available proceeds from the Nine and Combined Nine Subscription Offers. See “Management’s discussion and analysis of financial condition and results of operations-Our credit facilities” for more information regarding the Existing Nine Credit Facility and the Existing Beckman Credit Facility and the restrictions and covenants contained therein.

We may incur additional indebtedness or issue additional equity securities to execute our long-term growth strategy, which may reduce our profitability or result in significant dilution to our stockholders.

We may require additional capital in the future to develop and execute our long-term growth strategy. For the year ended December 31, 2016 and the nine months ended September 30, 2017, we incurred approximately $9.1 million and $30.0 million, respectively, in capital expenditures and our capital expenditure budget for 2017, excluding possible acquisitions, is expected to be $45.0 million, of which $30.0 million has been spent through September 30, 2017. We continually evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors including expected industry activity levels and company initiatives. We believe the net proceeds from this offering and borrowings under our new credit facility, together with cash flows from operations, should be sufficient to fund our capital requirements for the next twelve months. If we incur additional indebtedness or issue additional equity securities, our profitability may be reduced and our stockholders may experience significant dilution.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. For example, as of September 30, 2017, we had $119.8 million of debt outstanding under the Existing Nine Credit Facility and $121.0 million of debt outstanding under the Existing Beckman Credit Facility. As of December 31, 2016, we had $120.6 million of debt outstanding under the Existing Nine Credit Facility that was then scheduled to mature on January 1, 2018, which is within twelve months of the date of the issuance of our audited financial statements and thereby resulted in a “going concern” paragraph being included in our independent registered public accounting firm’s audit report. Delivery of audited financial statements including a going concern qualification would result in an event of default under the Existing Nine Credit Facility absent an amendment or waiver. On March 23, 2017, we received the requisite waiver from the lenders under the Existing Nine Credit Facility with respect to this potential event of default. On August 2, 2017, we also entered into an amendment to the Existing Nine Credit Facility, which extended the maturity to May 31, 2018. We plan to repay the Existing Nine Credit Facility and the Existing Beckman Credit Facility in full with a portion of the proceeds from this offering and $125 million of term loan borrowings under our new credit facility. See “Use of proceeds.” However, our ability to satisfy our liquidity requirements following this offering will depend on our future operating performance, which is affected by prevailing economic and competitive conditions, the level of drilling and completions activities in the North American E&P industry, and financial, business and other factors, many of which are beyond our control.

If our cash flows and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. We may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet scheduled debt service obligations.

Our current and potential competitors may have longer operating histories, significantly greater financial or technical resources and greater name recognition than we do.

The oilfield services industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. The oilfield services industry competes primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. We believe the principal competitive factors in the market areas we serve include price, equipment quality, supply chains, balance sheet strength and financial condition, product and service quality, safety record, availability of crews and equipment and technical proficiency.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. The greater size of many of our competitors provides them with cost advantages as a result of their economies of scale and their ability to obtain volume discounts and purchase raw materials at lower prices. As a result, such competitors may have stronger bargaining power with their suppliers and have an advantage over us in pricing as well as securing a sufficient supply of raw materials during times of shortage. Many of our competitors also have better brand name recognition, stronger presence in more geographic markets, more established distribution networks, larger customer bases, more in-depth knowledge of the target markets, and the ability to provide a much broader array of services. Some of our competitors may also be able to devote greater resources to the research and development, promotion and sale of their products and better withstand the evolving industry standards and changes in market conditions as compared to us. Our operations may be adversely affected if our competitors introduce new products or services with better features, performance, prices or other characteristics than our products and services or expand into service areas where we operate. Our operations may also be adversely affected if our competitors are able to respond more quickly to new or emerging technologies and services and changes in customer requirements.

Competitive pressures could reduce our market share or require us to reduce the price of our services and products, particularly during industry downturns, either of which would harm our business and operating results. Significant increases in overall market capacity have also caused active price competition and led to lower pricing and utilization levels for our services and products. The competitive environment has intensified since the recent industry downturn that began in late 2014, which caused an oversupply of, and reduced demand for, oilfield services, and we have seen substantial reductions in the prices we can charge for our services. Any significant future increase in overall market capacity for completion and production services may adversely affect our business, financial condition and results of operations.

Fuel conservation measures may reduce oil and natural gas demand.

Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar geothermal, tidal, fuel cells and biofuels) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.

Our success may be affected by our ability to implement new technologies and services. Additionally, we rely on a limited number of manufacturers to produce the proprietary products used in the provision of our services, which exposes us to risks.

Our success may be affected by the ongoing development and implementation of new product designs, methods and improvements, and our ability to protect, obtain and maintain intellectual property assets related to these developments. If we are not able to obtain patent or other protection of our technology, it may not be economical for us to continue to develop systems, services and technologies to meet evolving industry requirements at prices acceptable to its customers. Further, we may face competitive pressure to develop, implement or acquire certain new technologies at a substantial cost. Although we take measures to ensure that we use advanced technologies, changes in technology or improvements in our competitors’ equipment could make our equipment less competitive or require significant capital investments to keep our equipment competitive.

We currently rely on a limited number of manufacturers for production of the proprietary products used in the provision of our services. Termination of the manufacturing relationship with any of these manufacturers could affect our ability to provide services to our customers. Though other alternate sources of supply for our proprietary products exist, we would need to establish relationships with new manufacturers, which could potentially involve significant expense and delay. Any protracted curtailment or interruptions of the supply of any of our key products, whether or not as a result or termination of our manufacturing relationships, could have a material adverse effect on our financial condition, business and results of operations.

Some of our competitors are large national and multinational companies that may be able to devote greater financial, technical, manufacturing and marketing resources to research and development of new systems, services and technologies and may have a larger number of manufacturers for their products or ability to manufacture their own products. As competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage if we are not able to develop and implement new technologies or products on a timely basis or at an acceptable cost. If we are unable to compete effectively given these risks, our business and results of operations could be affected.

Our success may be affected by the use and protection of our proprietary technology as well as our ability to enter into license agreements. There are limitations to our intellectual property rights and, thus, our right to exclude others from the use of such proprietary technology.

Our success may be affected by our development and implementation of new product designs and improvements and by our ability to protect, obtain and maintain intellectual property assets related to these developments. We rely on a combination of patents and trade secret laws to establish and protect this proprietary technology. We have received patents and have filed patent applications with respect to certain aspects of our technology, and we generally rely on patent protection with respect to our proprietary technology, as well as a combination of trade secrets and copyright law, employee and third-party non-disclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies. In addition, we are a party to and rely on several arrangements with third parties, which give us exclusive distribution rights to certain product offerings with desirable intellectual property assets, and we may enter into similar arrangements in the future. Such measures may not provide meaningful protection of our trade secrets, know-how or other intellectual property in the event of any unauthorized use, misappropriation or disclosure. We cannot assure you that competitors will not infringe upon, misappropriate, violate or challenge our intellectual property rights in the future. If we are not able to adequately protect or enforce our intellectual property rights, such intellectual property rights may not provide significant value to our business, results of operations or financial condition.

Moreover, our rights in our confidential information, trade secrets, and confidential know-how will not prevent third parties from independently developing similar technologies or duplicating such technologies. Publicly available information (e.g., information in issued patents, published patent applications and scientific literature) can be used by third parties to independently develop technology, and we cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology. In addition, while we have patented some of our key technologies, we do not patent all of our proprietary technology, even when regarded as patentable. The process of seeking patent protection can be long and expensive. There can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Further, with respect to exclusive third-party arrangements, these arrangements could be terminated, which would result in our inability to provide the services and/or products covered by such arrangements.

We may be adversely affected by disputes regarding intellectual property rights and the value of our intellectual property rights is uncertain.

We may become involved in dispute resolution proceedings from time to time to protect and enforce our intellectual property rights. In these dispute resolution proceedings, a defendant may assert that our intellectual property rights are invalid or unenforceable. Third parties from time to time may also initiate dispute resolution proceedings against us by asserting that our businesses infringe, impair, misappropriate, dilute or otherwise violate another party’s intellectual property rights. We may not prevail in any such dispute resolution proceedings, and our intellectual property rights may be found invalid or unenforceable or our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. The results or costs of any such dispute resolution proceedings may have an adverse effect on our business, operating results and financial condition. Any dispute resolution proceeding concerning intellectual property could be protracted and costly, is inherently unpredictable and could have an adverse effect on our business, regardless of its outcome.

We are exposed to the credit risk of our customers, and the deterioration of the financial condition of our customers could adversely affect our financial results.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, many of whose operations are concentrated solely in the domestic and Canadian E&P industry which, as described above, is subject to volatility and, therefore, credit risk. Our credit procedures and policies may not be adequate to fully reduce customer credit risk. If we are unable to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use our equipment could have a material adverse effect on our business, financial condition, prospects and/or results of operations. In the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense or loss of expected revenues to us.

In addition, during times when the oil or natural gas markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers’ spending for our services.

Our assets require capital for maintenance, upgrades and refurbishment, and we may require capital expenditures for new equipment.

Our equipment requires capital investment in maintenance, upgrades and refurbishment to maintain their competitiveness. For the year ended December 31, 2016 and the nine months ended September 30, 2017, we spent approximately $3.8 million and $8.1 million, respectively, on capital expenditures related to maintenance. Our equipment typically does not generate revenue while it is undergoing maintenance, refurbishment or upgrades. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Further, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Additionally, competition or advances in technology within our industry may require us to update our products and services. Such demands on our capital or reductions in demand and the increase in cost to maintain labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and may increase costs.

We may record losses or impairment charges related to idle assets or assets that we sell.

Prolonged periods of low utilization, changes in technology or the sale of assets below their carrying value may cause us to experience losses. These events could result in the recognition of impairment charges that increase our net loss. In 2015, we recognized $35.5 million of goodwill impairment charges for two reporting units, Crest Pumping Technologies and Dak-Tana. In 2016, we recognized $12.2 million of goodwill impairment in one of our operating units, Dak-Tana, due to persistent low completions activity in the market where the unit operates. Significant impairment charges as a result of a decline in market conditions or otherwise could have a material adverse effect on our results of operations in future periods.

Competition among oilfield service and equipment providers is affected by each provider’s reputation for safety and quality.

Our activities are subject to a wide range of national, state and local occupational health and safety laws and regulations. In addition, customers maintain their own compliance and reporting requirements. Failure to comply with these health and safety laws and regulations, or failure to comply with our customers’ compliance or reporting requirements, could tarnish our reputation for safety and quality and have a material adverse effect on our competitive position.

Seasonal and adverse weather conditions adversely affect demand for services and operations.

Weather can have a significant impact on demand as consumption of energy is seasonal, and any variation from normal weather patterns, cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, such as hurricanes, tropical storms and severe cold weather, may interrupt or curtail operations, or customers’ operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured. Specifically, we typically have experienced a pause by our customers around the holiday season in the fourth quarter, which may be compounded as our customers exhaust their annual capital spending budgets towards year end. Additionally, our operations are directly affected by weather conditions. During the winter months (first and fourth quarters) and periods of heavy snow, ice or rain, particularly in the northeastern U.S., Michigan, North Dakota, Wyoming and western Canada, our customers may delay operations or we may not be able to operate or move our equipment between locations. Also, during the spring thaw, which normally starts in late March and continues through June, some areas, primarily in western Canada, impose transportation restrictions to prevent damage caused by the spring thaw. For the year ended December 31, 2016 and the nine months ended September 30, 2017, we generated approximately 4.4% and 4.0%, respectively, of our revenue from our operations in western Canada. Lastly, throughout the year heavy rains adversely affect activity levels, as well locations and dirt access roads can become impassible in wet conditions.

Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of us.

We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

As a component of our business strategy, we have pursued and intend to continue to pursue selected, accretive acquisitions of complementary assets, businesses and technologies. Acquisitions involve numerous risks, including:

•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of acquired businesses, including, but not limited to, environmental liabilities;

•	difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

•	limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business, in order to comply with public reporting requirements;

•	potential losses of key employees and customers of the acquired businesses;

•	inability to commercially develop acquired technologies;

•	risks of entering markets in which we have limited prior experience; and

•	increases in our expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

In addition to potential future acquisitions, the ongoing integration of our business in connection with the Combination present a number of risks that could affect our results of operations. In particular, integrating the businesses from the Combination is difficult and involves a number of special risks, including the diversion of management’s attention to the assimilation of the operations, the unpredictability of costs related to the Combination and the difficulty of integration of the businesses, products, services, technology and employees. The ability to achieve the anticipated benefits of the Combination will depend, in part, upon whether the integration of the various businesses, products, services, technology and employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur.

Furthermore, we may not have sufficient capital resources to complete additional acquisitions. Historically, we have financed acquisitions primarily with funding from our equity investors, cash generated by operations and borrowings under debt facilities. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify additional suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.

Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on current operations and subsequent acquisitions, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

We are subject to federal, state and local laws and regulations regarding issues of health, safety and protection of the environment. Under these laws and regulations, we may become liable for penalties, damages or costs of remediation or other corrective measures. Any changes in laws or government regulations could increase our costs of doing business.

Our operations are subject to stringent federal, state, local and tribal laws and regulations relating to, among other things, protection of natural resources, clean air and drinking water, wetlands, endangered species, greenhouse gasses, nonattainment areas, the environment, occupational health and safety, chemical use and storage, waste management, waste disposal and transportation of waste and other hazardous and nonhazardous materials. Our operations involve risks of environmental liability, including leakage from an operator’s casing during our operations or accidental spills onto or into surface or subsurface soils, surface water or groundwater. Some environmental laws and regulations may impose strict liability, joint and several liability, or both. In some situations, we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, third parties without regard to whether we caused or contributed to the conditions. Additionally, environmental concerns, including clean air, drinking water contamination and seismic activity, have prompted investigations that could lead to the enactment of regulations, limitations, restrictions or moratoria that could potentially have a material adverse impact on our business. Actions arising under these laws and regulations could result in the shutdown of our operations, fines and penalties (administrative, civil or criminal), revocations of permits to conduct business, expenditures for remediation or other corrective measures and/or claims for liability for property damage, exposure to hazardous materials, exposure to hazardous waste, nuisance or personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations may also include the assessment of administrative, civil or criminal penalties, revocation of permits and temporary or permanent cessation of operations in a particular location and issuance of corrective action orders. Such claims or sanctions and related costs could cause us to incur substantial costs or losses and could have a material adverse effect on our business, financial condition, prospects and results of operations. Additionally, an increase in regulatory requirements, limitations, restrictions or moratoria on oil and natural gas exploration and completion activities at a federal, state or local level could significantly delay or interrupt our operations, limit the amount of work we can perform, increase our costs of compliance, or increase the cost of our services, thereby possibly having a material adverse impact on our financial condition.

If we do not perform our operations in accordance with government, industry, customer or our own stringent occupational safety, health and environmental standards, we could lose business from our customers, many of whom have an increased focus on environmental and safety issues.

We are subject to the U.S. Environmental Protection Agency (the “EPA”), the DOT, U.S. Nuclear Regulation Commission, Bureau of Alcohol, Tobacco, Firearms and Explosives, OSHA and state regulatory agencies that regulate operations to prevent air, soil and water pollution. The energy extraction sector is one of the sectors designated for increased enforcement by the EPA, which will continue to regulate our industry in the years to come, potentially resulting in additional regulations that could have a material adverse impact on our business, prospects or financial condition.

The EPA regulates air emissions from all engines, including off-road diesel engines that are used by us to power equipment in the field under the federal Clean Air Act’s (“CAA”) Tier 4 emission standards. The Tier 4 standards require substantial reductions in emissions of particulate matter and nitrous oxide from off-road diesel engines. Such emission reductions can be achieved through the use of appropriate control technologies. Under these U.S. emission control regulations, we could be limited in the number of certain off-road diesel engines we can purchase if we are unable to find a sufficient number of Tier 4-compliant engines from manufacturers. Further, these emission control regulations could result in increased capital and operating costs.

Changes in environmental laws and regulations could lead to material increases in our costs, and liability exposure, for future environmental compliance and remediation. Additionally, if we expand the size or scope of our operations, we could be subject to regulatory requirements that are more stringent than the requirements under which we are currently allowed to operate or require additional authorizations to continue operations. Compliance with this additional regulatory burden could increase our operating or other costs.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing could prohibit, restrict or limit hydraulic fracturing operations, or increase our operating costs.

Our business is dependent on hydraulic fracturing and horizontal drilling activities. Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. However, federal agencies have asserted regulatory authority over certain aspects of the process. For example, the EPA has asserted federal regulatory authority pursuant to the federal Safe Drinking Water Act over certain hydraulic fracturing activities involving the use of diesel fuels and published permitting guidance in February 2014 addressing the performance of such activities using diesel fuels. In 2016, the EPA issued final regulations under the federal Clean Air Act establishing performance standards, including standards for the capture of air emissions released during hydraulic fracturing. On June 5, 2017, the EPA stayed three portions of these standards for 90 days: fugitive emissions requirements, well site pneumatic pump standards, and requirements for certification of closed vent systems. This 90-day stay was vacated by the U.S. Court of Appeals for the D.C. Circuit on July 3, 2017, but the D.C. Circuit did not vacate the EPA’s June 16, 2017 proposal to stay these requirements for two years and revisit the entirety of the 2016 performance standards requirements. Comments to the EPA’s June 16, 2017 proposal were due August 9, 2017. As a result of these developments, future implementation of the 2016 performance standards requirements is uncertain at this time. Furthermore, in June 2017, the Bureau of Land Management (“BLM”) stayed a rule published in November 2016 that imposed requirements to reduce methane emissions from venting, flaring, and leaking on public lands from oil and gas operations that is similar to the EPA performance standards; that stay is subject to pending litigation. However, on October 5, 2017, the BLM published a proposed rule that would temporarily suspend or delay certain requirements contained in the November 2016 final rule until January 17, 2019. The comment period for this proposed rule ended on November 6, 2017. However, given the long-term trend towards increasing regulation, future federal regulation of methane and other greenhouse gas emissions from the oil and gas industry remain a possibility. The EPA also issued an advanced notice of proposed rulemaking under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing, and also finalized rules in June 2016 that prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. The BLM also finalized rules in March 2015 that impose new or more stringent standards for performing hydraulic fracturing on federal and Native American lands. The U.S. District Court of Wyoming struck down the rules in June 2016. In addition, following the issuance of a presidential executive order to review rules related to energy industry, on July 25, 2017, the BLM proposed to rescind its hydraulic fracturing rules. In September 2017, the Tenth Circuit issued a ruling to vacate this decision and dismiss the lawsuit challenging the rule in light of the BLM’s proposed rulemaking. The timing of a final rulemaking is unknown. As a result of these developments, future implementation of the BLM rules is uncertain at this time. Also, Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. It is unclear how any additional federal regulation of hydraulic fracturing activities may affect our operations.

Various studies analyzing the potential environmental impacts of hydraulic fracturing have also been performed. For example, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances,” noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. As described elsewhere in this prospectus, these risks are regulated under various state, federal, and local laws.

Some states, counties and municipalities have enacted or are considering moratoria on hydraulic fracturing. For example, New York and Vermont have banned or are in the process of banning the use of high volume hydraulic fracturing. Alternatively, some municipalities are or have considered zoning and other ordinances, the conditions of which could impose a de facto ban on drilling and/or hydraulic fracturing operations. Further, some states, counties and municipalities are closely examining water use issues, such as permit and disposal options for processed water, which could have a material adverse impact on our financial condition, prospects and results of operations if such additional permitting requirements are imposed upon our industry. If the EPA or another federal or state-level agency asserts jurisdiction over certain aspects of hydraulic fracturing operations, an additional level of regulation established at the federal or state level could lead to operational delays, reduce demand for our services, and increase our operating costs. At this time, it is not possible to estimate the potential impact on our business of the enactment of additional federal, state, or legislation or regulations affecting hydraulic fracturing. Compliance or the consequences of any failure to comply, such as the issuance of fines, penalties, or injunctions prohibiting some or all of our operations or the operations of our customers could have a material adverse effect on our business, financial condition, prospects and results of operations.

Existing or future laws and regulations related to greenhouse gases and climate change could have a negative impact on our business and may result in additional compliance obligations with respect to the release, capture and use of greenhouse gasses that could have a material adverse effect on our business, results of operations, prospects and financial condition.

Changes in environmental requirements related to greenhouse gas emissions and climate change may negatively impact demand for our services. For example, oil and natural gas E&P may decline as a result of environmental requirements, including land use policies responsive to environmental concerns. Federal, state and local agencies have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Because our business depends on the level of activity in the oil and natural gas industry, existing or future laws and regulations related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws or regulations reduce demand for oil and natural gas. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture, sequestration and use of greenhouse gasses that could have a material adverse effect on our business, results of operations, prospects and financial condition. Finally, some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse impact on our operations.

Studies by both state or federal agencies demonstrating a correlation between earthquakes and oil and natural gas activities could result in increased regulatory and operational burdens.

In light of concerns about seismic activity being triggered by the injection of produced waters into underground wells, certain regulators are also considering additional requirements related to seismic safety for hydraulic fracturing activities. A 2015 U.S. Geological Survey report identified eight states, including Texas, with areas of increased rates of induced seismicity that could be attributed to fluid injection or oil and gas extraction.

We may be subject to claims for personal injury and property damage or other litigation, which could materially adversely affect our financial condition, prospects and results of operations.

Our services are subject to inherent risks that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment or the suspension of our operations. As the wells we service continue to become more complex, our exposure to such inherent risks becomes greater as downhole risks increase exponentially with an increase in complexity and lateral length. Our operations are also exposed to risks of labor organizing and risks of claims for alleged employment-related liabilities, including risks of claims related to alleged wrongful termination or discrimination, wage payment practices, retaliation claims and other human resource related matters. Litigation arising from operations where our facilities are located, or our services are provided, may cause us to be named as a defendant in lawsuits asserting potentially large claims including claims for exemplary damages. For example, transportation of heavy equipment creates the potential for our trucks to become involved in roadway accidents, which in turn could result in personal injury or property damages lawsuits being filed against us.

We maintain what we believe is customary and reasonable insurance to protect our business against these potential losses, but such insurance may not be adequate to cover our liabilities, especially as the inherent risks in our operations increase with increasing well complexity, and we are not fully insured against all risks.

Further, our insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The current trend in the insurance industry is towards larger deductibles and self-insured retentions. In addition, insurance may not be available in the future at rates that we consider reasonable and commercially justifiable, compelling us to have larger deductibles or self-insured retentions to effectively manage expenses. As a result, we could become subject to material uninsured liabilities or situations where we have high deductibles or self-insured retentions that expose us to liabilities that could have a material adverse effect on our business, financial condition, prospects or results of operations.

In recent years, oilfield services companies have been the subject of a significant volume of wage and hour-related litigation, including claims brought under the Federal Labor Standards Act, in which employee pay practices have been challenged. We have been named as defendants in these lawsuits. Some of these cases remain outstanding and are in various states of negotiation and/or litigation. The frequency and significance of wage- or other employment-related claims may affect expenses, costs and relationships with employees and regulators.

Our operations are subject to cyber security risks that could have a material adverse effect on our combined results of operations and combined financial condition.

The efficient operation of our business is dependent on our information technology (“IT”) systems. Accordingly, we rely upon the capacity, reliability and security of our IT hardware and software infrastructure and our ability to expand and update this infrastructure in response to our changing needs. Our IT systems are subject to possible breaches and other threats that could cause us harm. If our systems for protecting against cyber security risks prove not to be sufficient, we could be adversely affected by, among other things, loss or damage of intellectual property, proprietary information, or customer data; interruption of business operations; or additional costs to prevent, respond to, or mitigate cyber security attacks. These risks could have a material adverse effect on our business, financial condition and result of operations.

Changes in transportation regulations may increase our costs and negatively impact our results of operations.

We are subject to various transportation regulations including as a motor carrier by the DOT and by various federal, state and tribal agencies, whose regulations include certain permit requirements of highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing, driver requirements and specifications and insurance requirements. Certain motor vehicle operators are required to register with the DOT. This registration requires an acceptable operating record. The DOT periodically conducts compliance reviews and may revoke registration privileges based on certain safety performance criteria, and a revocation could result in a suspension of operations. Since 2010, the DOT has pursued its Compliance, Safety, Accountability (“CSA”) program in an effort to improve commercial truck and bus safety. A component of CSA is the Safety Measurement System (“SMS”), which analyzes all safety violations recorded by federal and state law enforcement personnel to determine a carrier’s safety performance. The SMS is intended to allow DOT to identify carriers with safety issues and intervene to address those problems. However, in January 2016, the DOT proposed its Safety Determination rule, which would alter the DOT’s methodology for determining when a motor carrier is unfit to operate a commercial motor vehicle. At this time, we cannot predict whether the rule will be adopted as proposed nor the effect such a revision may have on our safety rating.

The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, hours of service regulations that govern the amount of time a driver may drive or work in any specific period and limits on vehicle weight and size. For example, in December 2016, the DOT finalized minimum training standards for new drivers seeking a commercial driver’s license, and effective December 2017, the Federal Motor Carrier Safety Administration will mandate electronic logging devices in all interstate commercial trucks. As the federal government continues to develop and propose regulations relating to fuel quality, engine efficiency and greenhouse gas emissions, we may experience an increase in costs related to truck purchases and maintenance, impairment of equipment productivity, a decrease in the residual value of vehicles, unpredictable fluctuations in fuel prices and an increase in operating expenses. Increased truck traffic may contribute to deteriorating road conditions in some areas where our operations are performed. Our operations, including routing and weight restrictions, could be affected by road construction, road repairs, detours and state and local regulations and ordinances restricting access to certain roads. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. Also, state and local regulation of permitted routes and times on specific roadways could adversely affect our operations. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business or operations.

We are dependent on customers in a single industry. The loss of one or more significant customers could adversely affect our financial condition, prospects and results of operations.

Our customers are engaged in the oil and natural gas E&P business in North America, which has been historically volatile. For the year ended December 31, 2016, our five largest customers, collectively accounted for approximately 30% of total revenues, and one customer, Pioneer Natural Resources Company, accounted for more than 10% of our revenue. If we were to lose several key alliances over a relatively short period of time or if one of our largest customers fails to pay or delays in paying a significant amount of our outstanding receivables, we could experience an adverse impact on our business, financial condition, results of operations, cash flows and prospects. Additionally, the E&P industry is characterized by frequent consolidation activity. Changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our executive officers and certain key personnel are critical to our business and these officers and key personnel may not remain with us in the future.

Our future success depends in substantial part on our ability to hire and retain our executive officers and other key personnel. In particular, we are highly dependent on certain of our executive officers, particularly our President and Chief Executive Officer, Ann G. Fox, and the President of our Completion Solutions segment, David Crombie. These individuals possess extensive expertise, talent and leadership, and they are critical to our success. The diminution or loss of the services of these individuals, or other integral key personnel affiliated with entities that we acquire in the future, could have a material adverse effect on our business. Furthermore, we may not be able to enforce all of the provisions in any employment agreement we have entered into with certain of our executive officers and such employment agreements may not otherwise be effective in retaining such individuals. In addition, we may not be able to retain key employees of entities that we acquire in the future. This may impact our ability to successfully integrate or operate the assets we acquire.

A terrorist attack or armed conflict could harm our business.

The occurrence or threat of terrorist attacks in the United States or other countries, anti-terrorist efforts and other armed conflicts involving the United States or other countries, including continued hostilities in the Middle East, may adversely affect the United States and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if wells, operations sites or other related facilities are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and natural gas, which, in turn, could also reduce the demand for our products and services. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Delays or restrictions in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations or by us for our operations could impair our business.

In most states, our operations and the operations of our customers require permits or authorizations from one or more governmental agencies or other third parties to perform drilling and completion and production activities, including hydraulic fracturing. Such permits or approvals are typically required by state agencies, but federal and local governmental permits may also be required. We are also required to obtain federal, state, local and/or third-party permits and authorizations in some jurisdictions in connection with our wireline services and trucking operations. The requirements for permits or authorizations vary depending on the location where the associated activities will be conducted. As with most permitting and authorization processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit or approval to be issued and the conditions which may be imposed in connection with the granting of the permit. In Texas, rural water districts have begun to impose restrictions on water use and may require permits for water used in drilling and completion activities. In addition, some of our customers’ drilling and completion activities may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities. Permitting, authorization or renewal delays, the inability to obtain new permits or the revocation of current permits could cause a loss of revenue and potentially have a materially adverse effect on our business, financial condition, prospects or results of operations.

Our Canadian operations subject us to currency translation risk, which could cause our results to fluctuate significantly from period to period.

A portion of our revenues are derived from our Canadian activities and operations. As a result, we translate the results of our operations and financial condition of our Canadian operations into U.S. dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange rate between the two currencies. Fluctuations in foreign currency exchange rates could affect our revenue, expenses and operating margins. Currently, we do not hedge our exposure to changes in foreign exchange rates.

Risks related to this offering and owning our common stock

SCF controls a significant percentage of our voting power.

Upon completion of this offering, SCF will own approximately         % of our outstanding common stock (or         % of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock). In addition, certain of our directors are currently employed by SCF. Consequently, SCF will be able to strongly influence all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. This concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Certain of our directors may have conflicts of interest because they are also directors or officers of SCF. The resolution of these conflicts of interest may not be in our or your best interests.

Certain of our directors, namely David C. Baldwin and Andrew L. Waite, are currently officers of LESA. In addition, Mr. Baldwin and Mr. Waite are both directors of Forum Energy Technology, a corporation in which SCF and its affiliates own an approximate 21% equity interest as of September 30, 2017. These positions may conflict with such individuals’ duties as one of our directors or officers regarding business dealings and other matters between SCF and us. The resolution of these conflicts may not always be in our or your best interest.

SCF and its affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our charter could enable SCF to benefit from corporate opportunities that may otherwise be available to us.

SCF and its affiliates have investments in other oilfield service companies that may compete with us, and SCF and its affiliates may invest in such other companies in the future. SCF, its other affiliates and its portfolio companies are referred to herein as the “SCF Group.” Conflicts of interest could arise in the future between us, on the one hand, and the SCF Group, on the other hand, concerning among other things, potential competitive business activities or business opportunities.

Our charter provides that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in any business opportunity that involves any aspect of the energy equipment or services business or industry and that may be from time to time presented to SCF or any of our directors or officers who is also an employee, partner, member, manager, officer or director of any SCF Group entity, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our charter further provides that no such person or party shall be liable to us by reason of the fact that such person pursues any such business opportunity, or fails to offer any such business opportunity to us. As a result, any of our directors or officers who is also an employee, partner, member, manager, officer or director of any SCF Group entity may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, by renouncing our interest and expectancy in any business opportunity that may be from time to time presented to any member of an SCF Group entity or any of our directors or officers who is also an employee, partner, member, manager, officer or director of any SCF Group entity, our business or prospects could be adversely affected if attractive business opportunities are procured by such parties for their own benefit rather than for ours. See “Certain relationships and related party transactions.” Our charter provides that any amendment to or adoption of any provision inconsistent with our charter’s provisions governing the renouncement of business opportunities must be approved by the holders of at least 80% of the voting power of the outstanding stock of the corporation entitled to vote thereon. See “Description of capital stock—Renouncement of business opportunities” for more information. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our common stock.

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended, and the requirements of the Sarbanes-Oxley Act and the NYSE, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We will be required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act as early as our fiscal year ending December 31, 2018. Section 404 requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls upon becoming a large accelerated filer, as defined in the SEC rules, or otherwise ceasing to qualify as an emerging growth company under the JOBS Act. We are evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues and prevent fraud identified through this review. For example, we anticipate the need to hire additional administrative and accounting personnel to conduct our financial reporting. We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404.

We have identified material weaknesses in our internal control over financial reporting, with regard to the reporting of income tax expense (benefit), related balance sheet accounts and other comprehensive income and also with regard to segregation of certain accounting duties. We may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations.

In connection with the audit of our financial statements for the year ended December 31, 2016, we identified a material weakness in our internal control over the reporting of income tax expense (benefit), the related balance sheet accounts and other comprehensive income. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

During the first quarter of 2017, we hired a tax professional as our tax director, who performed a detailed review of our deferred taxes and our tax provision and identified certain immaterial errors in our income tax expense (benefit) and deferred tax balance for the years ended December 31, 2016 and 2015. Upon review of our internal controls in connection with the identification of these errors, we determined that we did not design and maintain an effective control environment with formal accounting policies and controls, and with trained professionals with an appropriate level of income tax knowledge and experience, to properly analyze, record and disclose the accounting matters commensurate with our financial reporting requirements related to income taxes. Specifically, we did not have controls designed to address the accuracy of income tax expense (benefit) and related combined balance sheet accounts, including deferred income taxes, as well as adequate procedures and controls to review the work of external experts engaged to assist in income tax matters or to monitor the presentation and disclosure of income taxes.

This material weakness resulted in the need to correct misstatements in our combined financial statements as of and for the years ended December 31, 2016 and 2015 prior to their issuance. The misstatements were not material to either 2016 or 2015.

As described above, during the first quarter of 2017, we hired a tax professional as our tax director, who identified the misstatements described above and will be responsible for performing a detailed review of our deferred taxes and our annual and quarterly tax provision for all future periods. We further plan to remediate by implementing additional review procedures within the accounting and finance department and, if appropriate, engaging external accounting experts with the appropriate knowledge to supplement our internal resources in our computation and review processes. These planned actions are subject to ongoing management review and the oversight of our board of directors.

In addition, in connection with the preparation of our financial statements for the nine months ended September 30, 2017, we identified a material weakness in our internal control over financial reporting, specifically as it related to segregation of certain accounting duties stemming from our decentralized accounting structure and limited number of accounting personnel. We did not design and maintain adequate controls to address segregation of certain accounting duties related to journal entries, account reconciliations and other accounting functions. Certain accounting personnel have the ability to prepare and post journal entries, as well as reconcile accounts, without an independent review by someone other than the preparer. Specifically, our internal controls were not designed or operating effectively to evidence that journal entries were appropriately recorded or were properly reviewed for validity, accuracy and completeness. No misstatement has been identified related to the inadequate segregation of accounting duties.

We have begun to remediate and plan to further remediate this material weakness relating to segregation of certain accounting duties by replacing less sophisticated accounting systems used by some of our newly-acquired subsidiaries with the enterprise resource planning system used by the majority of our subsidiaries. Also, we will work with third party consultants to identify internal control risks and implement remedies. These actions and planned actions are subject to ongoing management review and the oversight of our board of directors.

The material weaknesses described above or any newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses in our internal control over financial reporting described above or to avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has ever performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we are unable to successfully remediate our existing or any future material weakness in our internal control over financial reporting, or identify any additional material weaknesses that may exist, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, we may be unable to prevent fraud, investors may lose confidence in our financial reporting, and our stock price may decline as a result. Additionally, our reporting obligations as a public company could place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to timely achieve and maintain the adequacy of our internal control over financial reporting.

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common stock. After this offering, there will be only                  publicly traded shares of common stock held by our public common stockholders (                 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). SCF will own                  shares of common stock, representing an aggregate         % of outstanding shares of our common stock. We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty reselling any of our common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common stock and limit the number of investors who are able to buy the common stock.

The initial public offering price for the common stock offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following is a non-exhaustive list of factors that could affect our stock price:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	our failure to meet revenue or earnings estimates by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, and one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and other securities and their trading volume to decline.

Our charter and bylaws contain provisions that could delay, discourage or prevent a takeover attempt even if a takeover might be beneficial to our stockholders, and such provisions may adversely affect the market price of our common stock.

Provisions contained in our charter and bylaws could make it more difficult for a third party to acquire us. Our charter and bylaws also impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our charter authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our capital stock. These rights may have the effect of delaying or deterring a change of control of our company. Additionally, for example, our bylaws (i) establish limitations on the removal of directors and on the ability of our stockholders to call special meetings, (ii) include advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings, (iii) provide that our board of directors is expressly authorized to adopt, or to alter or repeal, our bylaws, and (iv) provide for a classified board of directors, consisting of three classes of approximately equal size, each class serving staggered three-year terms, so that only approximately one-third of our directors will be elected each year.

See “Description of capital stock—Anti-takeover effects of provisions of our charter, our bylaws and Delaware law.” These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Our charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our charter or our bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our charter described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $         per share.

Based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $         per share in the net tangible book value per share of common stock from the initial public offering price, and our historical and pro forma net tangible book deficit as of September 30, 2017 would be $         per share. Please see “Dilution.”

We do not intend to pay dividends on our common stock, and we expect that our debt agreements will place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our new credit facility will place certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding                  shares of our common stock and SCF will own                  shares of our common stock or approximately         % of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in “Underwriting (conflicts of interest),” but may be sold into the market in the future. Please see “Shares eligible for future sale.” SCF and certain of our other stockholders will be party to the Amended Stockholders Agreement (as defined and described in “Certain relationships and related party transactions—Stockholders agreement”), which will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Additionally,                  shares held by our employees and others will be eligible for sale at various times and subject to a 180 day lock-up agreement contained in our existing stockholders agreement, including shares eligible for sale upon exercise of vested options, after the date of this prospectus pursuant to the provisions of Rule 144.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

Prior to this offering, we, all of our directors and executive officers and SCF will enter into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC may, at any time and without notice, release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

A significant reduction by SCF of its ownership interests in us could adversely affect us.

We believe that SCF’s substantial ownership interest in us provides them with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, SCF will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If SCF sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliates that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, emerging growth companies are not required to, among other things, comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, provide certain disclosures regarding executive compensation, holding stockholder advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies have longer phase-in periods for the adoption of new or revised financial accounting. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our common stock price may be more volatile. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We may not be able to utilize a portion of Beckman’s or our net operating loss carryforwards (“NOLs”) to offset future taxable income for U.S. federal or state tax purposes, which could adversely affect our net income and cash flows.

As of December 31, 2016, Beckman had federal and state income tax NOLs of approximately $130.9 million, which will begin to expire between 2020 and 2033 and Nine had federal and state income tax NOLs of approximately $7.7 million, which will begin to expire between 2022 and 2036. Utilization of these NOLs depends on many factors, including our future taxable income, which cannot be assured. In addition, Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”), generally imposes an annual limitation on the amount of an NOL that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382). Determining the limitations under Section 382 is technical and highly complex. An ownership change generally occurs if one or more shareholders (or groups of shareholders) who are each deemed to own at least 5% of the corporation’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change has occurred—or were to occur—with respect to a corporation following its recognition of an NOL, utilization of such NOL would be subject to an annual limitation under Section 382, generally determined by multiplying the value of the corporation’s stock at the time of the ownership change by the applicable long-term tax-exempt rate as defined in Section 382. However, this annual limitation would be increased under certain circumstances by recognized built-in gains of the corporation existing at the time of the ownership change. Any unused annual limitation with respect to an NOL generally may be carried over to later years, subject to the expiration of the NOL 20 years after it arose.

The issuance of stock contemplated herein may result in an ownership change under IRC Section 382 and we may be prevented from fully utilizing either Beckman’s NOLs or our NOL’s, as applicable, at the time of the ownership change prior to their expiration. Future changes in our stock ownership or future regulatory changes could also limit our ability to utilize Beckman’s or our NOLs. To the extent we are not able to offset future taxable income with Beckman’s or our NOLs, our net income and cash flows may be adversely affected.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Forward-looking statements may include statements about:

•	the volatility of future oil and natural gas prices;

•	our ability to successfully manage our growth, including risks and uncertainties associated with integrating and retaining key employees of the businesses we acquire;

•	availability of skilled and qualified labor and key management personnel;

•	our ability to accurately predict customer demand;

•	competition in our industry;

•	governmental regulation and taxation of the oil and natural gas industry;

•	environmental liabilities;

•	political and social issues affecting the countries in which we do business;

•	our ability to implement new technologies and services;

•	availability and terms of capital;

•	general economic conditions;

•	benefits of our acquisitions;

•	operating hazards inherent in our industry;

•	the continued influence of SCF;

•	our ability to establish and maintain effective internal controls over financial reporting;

•	our ability to operate effectively as a public traded company;

•	our financial strategy, budget, projections, operating results, cash flows and liquidity; and

•	our plans, business strategy and objectives, expectations and intentions that are not historical.

All forward-looking statements speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by law and we caution you not to place undue reliance on them. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Use of proceeds

We will receive net proceeds of approximately $         million from the sale of the common stock by us in this offering assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated expenses and underwriting discounts and commissions payable by us.

We intend to use a portion of the net proceeds from this offering and term loan borrowings under our new credit facility to fully repay the outstanding indebtedness under the two credit facilities we currently have in place and the remainder for general corporate purposes, which may include the acquisition of additional equipment and complementary businesses that enhance our existing service offerings, broaden our service offerings or expand our customer relationships.

The following table illustrates our anticipated use of the net proceeds from this offering:

Sources of funds (In millions)			Use of funds (In millions)
Net proceeds from this offering	$		Repayment of the Existing Nine Credit Facility(1)		$119.8
Term loans under new credit facility		$125.0	Repayment of Existing Beckman Credit Facility(2)		121.0
			Funding of general corporate purposes

Total Sources of Funds	$		Total Uses of Funds	$

(1)	Pursuant to the Existing Nine Credit Facility, Nine has a $35.2 million term loan. At September 30, 2017, the weighted average interest rate of the term loan was approximately 5.7%. Also, as of September 30, 2017, Nine had $75.0 million of outstanding revolving borrowings (including letters of credit) under the Existing Nine U.S. Revolving Credit Facility (defined and described in “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities”) and Nine Energy Canada Inc. had $9.6 million of outstanding revolving borrowings (including letters of credit) under the Existing Nine Canadian Revolving Credit Facility (defined and described in “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities”). Borrowings under the Existing Nine Credit Facility bear interest at a variable rate. At September 30, 2017, the weighted average interest rates on borrowings under the Existing Nine U.S. Revolving Credit Facility and the Existing Nine Canadian Revolving Credit Facility, all of which were incurred to fund working capital, were each approximately 5.7%. All loans and other obligations under the Existing Nine Credit Facility are scheduled to mature on May 31, 2018. We intend to terminate the Existing Nine Credit Facility in connection with this offering. See “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities—Existing Nine Credit Facility” for additional information regarding the Existing Nine Credit Facility.

(2)	Pursuant to the Existing Beckman Credit Facility, Beckman has a $6.0 million term loan tranche (with a weighted average interest rate of 7.0% at September 30, 2017) and a $105.5 million term loan tranche (with a weighted average interest rate of 5.7% at September 30, 2017). Also, as of September 30, 2017, Beckman had $9.5 million of outstanding revolving borrowings, which were incurred to fund working capital, under the Existing Beckman Revolving Facility (defined and described in “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities”). Borrowings under the Existing Beckman Credit Facility bear interest at a variable rate. At September 30, 2017, the weighted average interest rate on borrowings under the Existing Beckman Revolving Facility was approximately 5.9%. All loans and other obligations under the Existing Beckman Credit Facility are scheduled to mature on June 30, 2018, except for a portion of the term loans, of which $0.8 million is due in the fourth quarter of 2017 and $0.8 million is due in the first quarter of 2018. We intend to terminate the Existing Beckman Credit Facility in connection with this offering. See “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities—Existing Beckman Credit Facility” for additional information regarding the Existing Beckman Credit Facility.

Because an affiliate of Wells Fargo Securities, LLC is a lender under the Existing Nine Credit Facility and the Existing Beckman Credit Facility and an affiliate of J.P. Morgan Securities LLC is a lender under the Existing Nine Credit Facility and may receive 5% or more of the net proceeds of this offering, Wells Fargo Securities, LLC and J.P. Morgan Securities LLC may be deemed to have a “conflict of interest” under FINRA Rule 5121, and as a result, this offering will be conducted under that rule. Pursuant to FINRA Rule 5121, a “qualified independent underwriter” meeting certain standards is required to participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. Goldman Sachs & Co. LLC has agreed to act as a “qualified independent underwriter” within the meaning of FINRA Rule 5121 in connection with this offering. See “Underwriting (conflicts of interest).”

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, then we would first reduce by a corresponding amount the net proceeds directed to general corporate purposes and then, if necessary, the net proceeds directed to repay the outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. We expect to borrow term loans under our new credit facility concurrently with the consummation of this offering, which we will use, along with a portion of the net proceeds them this offering, to fully repay the outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. Availability under our new credit facility is conditioned upon the consummation of this offering as well as certain other closing conditions, including a closing liquidity requirement of $50.0 million (after giving effect to any borrowings to be made on the day on which we utilize our new credit facility, the issuance of any letters of credit on such date and the payment of all fees and expenses due under the new credit facility). Such closing liquidity consists of the sum of our unrestricted cash and cash equivalents and the availability under our new credit facility.

Dividend policy

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to fund our operations and to develop and grow our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors our board of directors deems relevant, including our results of operations, financial condition, capital requirements and investment opportunities. In addition, our new credit facility will place restrictions on our ability to pay cash dividends.

Capitalization

The following table sets forth our capitalization as of September 30, 2017:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (i) an increase in our authorized shares of capital stock, (ii) the consummation of the              for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering, (iii) the effectiveness of, and term loan borrowings under, our new credit facility and application of those proceeds and (iv) the sale by us of              shares of our common stock in this offering at an assumed initial offering price of $         per share (which is the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as set forth under “Use of proceeds.”

The as adjusted and as further adjusted information set forth in the table below is illustrative only and the as further adjusted information will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read the following table in conjunction with “Use of proceeds,” “Selected financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our historical combined financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of September 30, 2017
(in thousands, except share and per share amounts)	Actual	As adjusted(1)

Cash and cash equivalents	$30,171	$

Long-term debt, excluding current maturities:
Existing Nine Credit Facility	$119,790	$
Existing Beckman Credit Facility	121,050
New credit facility(2)
Term loan borrowings	—		125,000
Revolving credit borrowings	—		—
Less: current maturities	(240,840)

Total long-term debt(3)	$—	$

Stockholders’ equity:
Common stock, $0.01 par value; 6,000,000 shares authorized, actual; shares authorized, as adjusted; 1,965,543 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	$19	$
Preferred stock, $0.01 par value; 100,000 shares authorized, actual; 20,000,000 shares authorized, as adjusted; no shares issued and outstanding, actual and as adjusted	—		—
Additional paid-in capital	383,916
Retained earnings (accumulated deficit)	(64,270)
Treasury stock	—
Accumulated other comprehensive loss	(3,678)

Total stockholders’ equity	$315,987	$

Total capitalization	$315,987	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity and

total capitalization by approximately $         million, $         million, $         million and $         million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $         million, $         million, $         million and $         million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Concurrently with, and conditioned upon, the consummation of this offering, we intend to satisfy the initial conditions to borrowing under our new credit facility. We expect to borrow $125 million in term loans upon consummation of this offering and to have $50 million of undrawn revolving credit availability under our new credit facility at such time. Borrowings under our new credit facility may vary significantly from time to time depending on our cash needs at any given time.

(3)	Excludes deferred financing costs.

Dilution

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our pro forma net tangible book value as of September 30, 2017 was approximately $         million, or $         per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering (after giving effect to the Stock Split). After giving effect to the sale of          shares in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated discounts and commissions and offering expenses, our adjusted pro forma net tangible book value as of September 30, 2017 would have been approximately $         million, or $         per share. This represents an immediate increase in the net tangible book value of $         per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $         per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2017	$
Increase per share attributable to new investors in this offering

Adjusted pro forma net tangible book value per share

Dilution in adjusted pro forma net tangible book value per share to new investors in this offering		$

The following table summarizes, on an adjusted pro forma basis as of September 30, 2017, the total number of shares of common stock owned by existing stockholders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering at $        , the midpoint of the price range set forth on the cover page of this prospectus, calculated before deducting of estimated discounts and commissions and offering expenses:

	Shares acquired		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$		$
New investors in this offering		%

Total		100.0%	$	100.0%

Assuming the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to         , or         % on an adjusted pro forma basis as of September 30, 2017.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our adjusted pro forma net tangible book value as of September 30, 2017 by approximately $         million, the adjusted pro forma net tangible book value per share after this offering by $         per share and the dilution in adjusted pro forma net tangible book value per share to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses.

Selected financial data

The following table presents our selected financial data for the periods and as of the dates indicated. The financial data set forth below, as well as our audited combined financial statements and related notes thereto and our unaudited condensed consolidated financial statements and related notes thereto, each included elsewhere in this prospectus and, except as otherwise indicated, all financial data provided in this prospectus, give effect to the Combination and represent the combined results of Nine and Beckman and their respective subsidiaries.

The selected historical combined financial data as of and for the years ended December 31, 2015 and 2016 are derived from our audited historical combined financial statements and related notes thereto included elsewhere in this prospectus. The selected financial data for the nine months ended September 30, 2016 and 2017, and as of September 30, 2017, are derived from our unaudited historical condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected historical combined financial data as of and for the year ended December 31, 2014 are derived from our unaudited combined financial statements not included in this prospectus, which were derived from the audited financial statements of Nine as of and for the year ended December 31, 2014 and the audited financial statements of Beckman as of and for the year ended December 31, 2014, also not included in this prospectus. The 2014 unaudited combined data of Nine and Beckman was prepared on the same basis as the audited combined financial statements included in this prospectus. The selected historical condensed consolidated financial data for the three months ended March 31, 2017, June 30, 2017 and September 30, 2017 are derived from our unaudited historical condensed consolidated financial statements, not included in this prospectus.

Historical results are not necessarily indicative of our future results of operations, financial position and cash flows.

The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations” and our combined historical financial statements and the notes thereto included elsewhere in this prospectus. Among other things, those historical combined financial statements and related notes thereto include more detailed information regarding the basis of presentation for the following information.

	Nine months ended September 30,		Year ended December 31,
(in thousands, except share and per share information)	2017	2016	2016	2015	2014(1)
	(unaudited)				(unaudited)

Statement of operations data:

Revenues	$389,380	$202,368	$282,354	$478,522	$663,191

Cost and expenses
Cost of revenues (exclusive of depreciation and amortization shown separately below)	322,901	178,676	246,109	373,191	434,064
General and administrative expenses	37,628	26,194	39,387	42,862	51,321
Depreciation	40,326	41,779	55,260	58,894	40,173
Impairment of goodwill	—	—	12,207	35,540	—
Amortization of intangibles	6,601	6,794	9,083	8,650	6,389
Loss on equity investment	255	—	—	—	—
Loss on sale of property and equipment	4,793	2,420	3,320	2,004	971

Income (loss) from operations	(23,124)	(53,495)	(83,012)	(42,619)	130,273

Other expense
Interest expense	11,780	10,681	14,185	9,886	9,586

Total other expense	11,780	10,681	14,185	9,886	9,586

Income (loss) from continuing operations before income taxes	(34,904)	(64,176)	(97,197)	(52,505)	120,687
Provision (benefit) for income taxes	2,967	(19,017)	(26,286)	(14,323)	44,515

Income (loss) from continuing operations (net of tax)	(37,871)	(45,159)	(70,911)	(38,182)	76,172
Loss from discontinued operations, net of tax ($0, $0, $0, $513 and $11,158)(2)	—	—	—	(935)	(28,207)

Net income (loss)	(37,871)	(45,159)	(70,911)	(39,117)	47,965

	Nine months ended September 30,			Year ended December 31,
(in thousands, except share and per share information)	2017		2016	2016		2015	2014(1)
	(unaudited)						(unaudited)

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of tax of $0, $0, $0, $0 and $58		(192)	203		210	(4,067)	181

Total other comprehensive income (loss), net of tax		(192)	203		210	(4,067)	181

Total comprehensive income (loss)		$(38,063)	$(44,956)		$(70,701)	$(43,184)	$48,146

Historical earnings per share data(3):
Weighted average shares outstanding—basic		1,805,816	1,651,240		1,653,277	1,643,912	1,374,510
Income (loss) from continuing operations per share—basic		$(20.97)	$(27.35)		$(42.89)	$(23.23)	$55.42
Loss from discontinued operations per share—basic		$—	$—		$—	$(0.57)	$(20.52)

Net income (loss) per share—basic		$(20.97)	$(27.35)		$(42.89)	$(23.80)	$34.90

Weighted average shares outstanding—fully diluted		1,805,816	1,651,240		1,653,277	1,643,912	1,597,866
Income (loss) from continuing operations per share—fully diluted		$(20.97)	$(27.35)		$(42.89)	$(23.23)	$47.67
Loss from discontinued operations per share—fully diluted		$—	$—		$—	$(0.57)	$(17.65)
Net income (loss) per share—fully diluted		$(20.97)	$(27.35)		$(42.89)	$(23.80)	$30.02

Pro forma earnings per share data(4) (Unaudited):
Pro forma weighted average shares outstanding—basic and diluted
Pro forma earnings (loss) per share—basic and diluted	$			$

Balance sheet data at period end:
Cash and cash equivalents		$30,171			$4,074	$18,877	$24,236
Property and equipment, net		264,300			273,210	325,894	376,920
Total assets		628,382			576,094	658,434	869,933
Debt		240,840			245,888	252,378	379,658
Total stockholders’ equity		315,987			288,186	352,676	389,644

Statement of Cash Flows data:
Net cash (used in) provided by operating activities		$3,775	$1,200		$(3,290)	$140,367	$127,188
Net cash used in investing activities		(29,816)	(2,723)		(4,176)	(19,251)	(456,955)
Net cash (used in) provided by financing activities		52,223	(10,852)		(7,315)	(126,878)	335,813

Other financial data:
EBITDA(5) (unaudited)		$23,803	$(4,922)		$(18,669)	$23,990	$148,628
Adjusted EBITDA(5) (unaudited)		40,869	4,604		9,824	73,901	188,192
ROIC(5) (unaudited)		(6)%	(9)%		(11)%	(5)%	16%
Adjusted gross profit (excluding depreciation and amortization)(5) (unaudited)		$66,479	$23,692		$36,245	$105,331	$229,127

(1)	We closed the acquisitions of Dak-Tana Wireline on April 30, 2014 and Crest Pumping Technologies on June 30, 2014 and Beckman closed the acquisitions of RedZone Coil Tubing on May 2, 2014 and Big Lake Services, LLC on August 29, 2014. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 results.

(2)	For 2014, represents a non-cash impairment charge related to the divestiture of certain assets of a subsidiary whose primary focus was conventional completions. See “Note 14—Discontinued Operations” to the financial statements included in this registration statement for additional detail regarding the Tripoint divestiture.

(3)	Historical share and per share information does not give effect to the for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering.

(4)	Pro forma earnings per share data give effect to (i) the for 1 stock split of our issued and outstanding common stock effected immediately prior to the consummation of this offering and (ii) the issuance by us of shares of common stock pursuant to this offering, and the application of the net proceeds from this offering as set forth under “Use of proceeds,” assuming an initial public offering price of $ per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus). This pro forma earnings per share data is presented for informational purposes only and does not purport to represent what our pro forma net income (loss) or earnings (loss) per share actually would have been had the Stock Split occurred on January 1, 2016 or to project our net income or earnings per share for any future period.

(5)	EBITDA, Adjusted EBITDA, ROIC and adjusted gross profit (excluding depreciation and amortization) are non-GAAP financial measures. For definitions of these measures, a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), an explanation of our calculation of ROIC and a reconciliation of adjusted gross profit (excluding depreciation and amortization) to gross profit (loss), see “—Non-GAAP financial measures” below.

	Three months ended
	September 30, 2017	June 30, 2017	March 31, 2017
	(unaudited)
Statement of operations data:
Revenues	$148,167	$135,860	$105,353
Loss from operations	(193)	(8,141)	(14,790)
Net loss	(5,052)	(12,105)	(20,714)

Other financial data:
EBITDA(1) (unaudited)	15,157	7,674	972
Adjusted EBITDA(1) (unaudited)	18,088	16,727	6,054
ROIC(1) (unaudited)	—	(6)%	(13)%
Adjusted gross profit (excluding depreciation and amortization)(1) (unaudited)	$28,258	$24,256	$13,965

(1)	EBITDA, Adjusted EBITDA, ROIC and adjusted gross profit (excluding depreciation and amortization) are non-GAAP financial measures. For definitions of these measures, a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), an explanation of our calculation of ROIC and a reconciliation of adjusted gross profit (excluding depreciation and amortization) to gross profit (loss), see “—Non-GAAP financial measures” below.

Non-GAAP financial measures

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies.

We define EBITDA as net income (loss) before interest expense, depreciation, amortization and income tax expense. EBITDA is not a measure of net income or cash flows as determined by U.S. GAAP.

We define Adjusted EBITDA as EBITDA further adjusted for (i) impairment of goodwill and other intangible assets, (ii) transaction expenses related to acquisitions or the Combination, (iii) loss from discontinued operations, (iv) loss or gains from the revaluation of contingent liabilities, (v) non-cash stock-based compensation expense, (vi) loss or gains on sale of assets, (vii) inventory writedown, and (viii) adjustment for expenses or charges, to exclude certain items which we believe are not reflective of ongoing performance of our business, such as costs related to this offering, legal expenses and settlement costs related to litigation outside the ordinary course of business, and restructuring costs.

Management believes EBITDA and Adjusted EBITDA are useful because they allow for a more effective evaluation of our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at these measures because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. These measures should not be considered as an alternative to, or more meaningful than, net income or cash flows from operating activities as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from these measures are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of these measures. Our computations of these measures may not be comparable to other similarly titled measures of other companies. We believe that these are widely followed measures of operating performance and may also be used by investors to measure our ability to meet debt service requirements.

The following table presents a reconciliation of the non-GAAP financial measures of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss):

	Nine months ended September 30,		Three months ended			Year ended December 31,			Six months ended	Six months ended
(in thousands) (unaudited)	2017	2016	September 30, 2017	June 30, 2017	March 31, 2017	2016	2015	2014(1)	June 30, 2014(1)	December 31, 2014(1)

EBITDA reconciliation:
Net income (loss)	$(37,871)	$(45,159)	$(5,052)	$(12,105)	$(20,714)	$(70,911)	$(39,117)	$47,965	$27,059	$20,906
Interest expense	11,780	10,681	4,093	3,929	3,758	14,185	9,886	9,586	2,838	6,748
Depreciation	40,326	41,779	13,150	13,615	13,561	55,260	58,894	40,173	13,080	27,093
Amortization	6,601	6,794	2,200	2,200	2,201	9,083	8,650	6,389	2,056	4,333
Provision (benefit) from income taxes	2,967	(19,017)	766	35	2,166	(26,286)	(14,323)	44,515	16,957	27,558

EBITDA	$23,803	$(4,922)	$15,157	$7,674	$972	$(18,669)	$23,990	$148,628	$61,990	$86,638

Adjusted EBITDA reconciliation:
EBITDA	$23,803	$(4,922)	$15,157	$7,674	$972	$(18,669)	$23,990	$148,628	$61,990	$86,638
Impairment of goodwill and other intangible assets	—	—	—	—	—	12,207	35,540	—	—	—
Transaction expenses	3,415	—	50	370	2,995	—	208	3,911	2,817	1,094
Loss from discontinued operations(2)	—	—	—	—	—	—	935	28,207	1,963	26,244
Loss or gains from the revaluation of contingent liabilities(3)	421	—	277	57	87	1,735	(293)	—	—	—
Loss on equity investment	255	—	83	172	—	—	—	—	—	—
Non-cash stock-based compensation expense	6,380	4,314	2,185	2,659	1,536	5,711	5,473	5,445	1,947	3,498
Loss or gains on sale of assets	4,793	2,420	148	4,421	224	3,320	2,004	971	46	925
Legal fees and settlements(4)	778	1,521	188	350	240	4,145	—	—	—	—
Inventory write down	1,024	287	—	1,024	—	287	2,772	1,030	—	1,030
Restructuring costs	—	984	—	—	—	1,088	3,272	—	—	—

Adjusted EBITDA	$40,869	$4,604	$18,088	$16,727	$6,054	$9,824	$73,901	$188,192	$68,763	$119,429

(1)	We closed the acquisitions of Dak-Tana Wireline on April 30, 2014 and Crest Pumping Technologies on June 30, 2014 and Beckman closed the acquisitions of RedZone Coil Tubing on May 2, 2014 and Big Lake Services, LLC on August 29, 2014. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 results. We believe that presenting investors with the selected information for the six months ended December 31, 2014 provides a representative period of the profitability of our business in a high demand environment, including six months of results from the acquisitions of Dak-Tana Wireline, Crest Pumping Technologies and RedZone Coil Tubing and the results of the acquisition of Big Lake Services, LLC from August 29, 2014 through December 31, 2014. For comparative purposes, we have also included such information for the six months ended June 30, 2014.
(2)	For 2014, represents a non-cash impairment charge related to the divestiture of certain assets of a subsidiary whose primary focus was conventional completions. See “Note 14—Discontinued Operations” to the financial statements included in this registration statement for additional detail regarding the Tripoint divestiture.

(3)	Loss or gain related to the revaluation of liability for contingent consideration relating to our acquisition of Scorpion to be paid in shares of Company common stock and in cash, contingent upon quantities of Scorpion Composite Plugs sold during 2016 and gross margin related to the product sales for three years following the acquisition.
(4)	Amount represents fees and legal settlements associated with legal proceedings brought pursuant to the Fair Labor Standards Act and/or similar state laws.

Return on invested capital (ROIC)

ROIC is a supplemental non-GAAP financial measure. We define ROIC as net operating profit less income taxes, divided by average total capital. We define net operating profit as net income (loss) plus interest expense, less taxes on interest. We define total capital as book value of equity plus the book value of debt less balance sheet cash and cash equivalents. We then take the average of the current and prior year-end total capital for use in this analysis.

Management believes ROIC is a meaningful measure because it quantifies how well we generate operating income relative to the capital we have invested in our business and illustrates the profitability of a business or project taking into account the capital invested. Management uses ROIC to assist them in capital resource allocation decisions and in evaluating business performance. Although ROIC is commonly used as a measure of capital efficiency, definitions of ROIC differ, and our computation of ROIC may not be comparable to other similarly titled measures of other companies.

The following table provides an explanation of our calculation of ROIC:

	Nine months ended September 30,		Three months ended			Year ended December 31,
(in thousands)	2017	2016	September 30, 2017	June 30, 2017	March 31, 2017	2016	2015	2014
Income (loss) from continuing operations (net of tax)	$(37,871)	$(45,159)	$(5,052)	$(12,105)	$(20,714)	$(70,911)	$(38,182)	$76,172

Add back:
Interest expense	11,780	10,681	4,093	3,929	3,758	14,185	9,886	9,586
Taxes on interest	1,001	(3,165)	448	283	270	(3,836)	(2,697)	(3,536)

After-tax net operating profit	$(25,090)	$(37,643)	$(511)	$(7,893)	$(16,686)	$(60,562)	$(30,993)	$82,222

Total capital as of prior year-end(1):
Total stockholders’ equity	$288,186	$352,676	$288,186	$288,186	$288,186	$352,676	$389,644	$192,522
Total debt	245,888	252,378	245,888	245,888	245,888	252,378	379,658	140,767
Less: Cash and cash equivalents	(4,074)	(18,877)	(4,074)	(4,074)	(4,074)	(18,877)	(24,236)	(18,505)

Total capital	$530,000	$586,177	$530,000	$530,000	$530,000	$586,177	$745,066	$314,784

Total capital as of year-end:
Total stockholders’ equity	$315,987	$312,036	$315,987	$298,883	$308,409	$288,186	$352,676	$389,644
Total debt	240,840	242,535	240,840	256,072	251,473	245,888	252,378	379,658
Less: Cash and cash equivalents	(30,171)	(6,542)	(30,171)	(12,127)	(27,039)	(4,074)	(18,877)	(24,236)

Total capital	$526,656	$548,029	$526,656	$542,828	$532,843	$530,000	$586,177	$745,066

Average total capital	$528,328	$567,103	$528,328	$536,414	$531,422	$558,089	$665,622	$529,925

ROIC (unaudited)	(6)%	(9)%	0%	(6)%	(13)%	(11)%	(5)%	16%

(1)	For 2014, total capital as of prior year-end is based on Beckman and Nine combined unaudited historical financial information not included in this prospectus.

Adjusted gross profit (excluding depreciation and amortization)

GAAP defines gross profit as revenues less cost of revenues, and includes in costs of revenues depreciation and amortization expenses. We define adjusted gross profit (excluding depreciation and amortization) as revenues less cost of revenues (excluding depreciation and amortization). This measure differs from the GAAP definition of gross profit because we do not include the impact of depreciation and amortization, which represent non-cash expenses.

Management uses adjusted gross profit (excluding depreciation and amortization) to evaluate operating performance and to determine resource allocation between segments. We prepare adjusted gross profit (excluding depreciation and amortization) to eliminate the impact of depreciation and amortization because we do not consider depreciation or amortization indicative of our core operating performance. Adjusted gross profit (excluding depreciation and amortization) should not be considered as an alternative to gross profit (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted gross profit (excluding depreciation and amortization) may not be comparable to similarly titled measures of other companies because other companies may not calculate adjusted gross profit (excluding depreciation and amortization) or similarly titled measures in the same manner as we do.

The following table presents a reconciliation of adjusted gross profit (excluding depreciation and amortization) to GAAP gross profit (loss).

	Nine months ended September 30,		Three months ended			Year ended December 31,
(in thousands)	2017	2016	September 30, 2017	June 30, 2017	March 31, 2017	2016	2015	2014(1)
Calculation of gross profit (loss):
Revenues	$389,380	$202,368	$148,167	$135,860	$105,353	$282,354	$478,522	$663,191
Cost of revenue (exclusive of depreciation and amortization)	322,901	178,676	119,909	111,604	91,388	246,109	373,191	434,064
Depreciation (related to cost of revenues)	39,658	41,091	12,927	13,397	13,334	54,344	58,042	39,719
Amortization	6,601	6,794	2,200	2,200	2,201	9,083	8,650	6,389

Gross (loss) profit	$20,220	$(24,193)	$13,131	$8,659	$(1,570)	$(27,182)	$38,639	$183,019

Adjusted gross profit (excluding depreciation and amortization) reconciliation:
Gross (loss) profit	$20,220	$(24,193)	$13,131	$8,659	$(1,570)	$(27,182)	$38,639	$183,019
Depreciation (related to cost of revenues)	39,658	41,091	12,927	13,397	13,334	54,344	58,042	39,719
Amortization	6,601	6,794	2,200	2,200	2,201	9,083	8,650	6,389

Adjusted gross profit (excluding depreciation and amortization) (unaudited)	$66,479	$23,692	$28,258	$24,256	$13,965	$36,245	$105,331	$229,127

(1)	We closed the acquisitions of Dak-Tana Wireline on April 30, 2014 and Crest Pumping Technologies on June 30, 2014 and Beckman closed the acquisitions of RedZone Coil Tubing on May 2, 2014 and Big Lake Services, LLC on August 29, 2014. As a result, financial results relating to each acquisition for periods prior to the close of each of the aforementioned acquisitions are not reflected in the full year 2014 results.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected financial data” and our financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements based on our current expectations, estimates and projections about our operations and the industry in which we operate. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under “Cautionary note regarding forward-looking statements” and “Risk factors.” We assume no obligation to update any of these forward-looking statements.

Overview

We are a leading North American onshore completion and production services provider that targets unconventional oil and gas resource development. We partner with our E&P customers across all major onshore basins in both the U.S. and Canada to design and deploy downhole solutions and technology to prepare horizontal, multistage wells for production. We focus on providing our customers with cost-effective and comprehensive completion solutions designed to maximize their production levels and operating efficiencies. We believe our success is a product of our culture, which is driven by our intense focus on performance and wellsite execution as well as our commitment to forward-leaning technologies that aid us in the development of smarter, customized applications that drive efficiencies.

On February 28, 2017, we completed the Combination, pursuant to which all of the issued and outstanding shares of Beckman common stock were converted into shares of our common stock, other than 1.6% of Beckman shares paid in cash. Prior to the Combination, Beckman, a growth-oriented oilfield services company that provides a wide range of well service and coiled tubing services, was also an SCF Partners portfolio company. As a result, the Combination is accounted for using the reorganization accounting method for entities under common control. Under this method of accounting, the combined financial statements and the discussions herein include the operating results of Nine and Beckman. In this prospectus, unless the context otherwise requires, the terms “Nine,” “we,” “us,” “our” and the “Company” refer to (i) Nine Energy Service, Inc. and its subsidiaries together with Beckman prior to the Combination and (ii) Nine Energy Service, Inc. and its subsidiaries after the Combination. For more information on the Combination, see “Certain relationships and related party transactions—The Combination.”

We operate in two segments:

•

Completion Solutions:    Our Completion Solutions segment provides services integral to the completion of unconventional wells through a full range of tools and methodologies. Through our Completion Solutions segment, we provide (i) cementing services, which consist of blending high-grade cement and water with various solid and liquid additives to create a cement slurry that is pumped between the casing and the wellbore of the well, (ii) an innovative portfolio of completion tools, including those that provide pinpoint frac sleeve system technologies, which enable comparable rates per stage while providing more control over fracture initiation, (iii) wireline services, the majority of which consist of plug-and-perf completions, which is a multistage well completion technique for cased-hole wells that consists of deploying perforating guns to a specified depth, and (iv) coiled tubing services, which perform wellbore intervention operations utilizing a continuous steel pipe that is transported to the wellsite wound on a large spool in lengths of up to 25,000 feet and which provides a cost-effective solution for well work due to the ability to deploy efficiently and safely into a live well.

•

Production Solutions:    Our Production Solutions segment provides a range of production enhancement and well workover services that are performed with a well servicing rig and ancillary equipment. Our well servicing business encompasses a full range of services performed with a mobile well servicing rig (or workover rig) and ancillary equipment throughout a well’s life cycle from completion to ultimate plug and abandonment. Our rigs and personnel install and remove downhole equipment and eliminate obstructions in the well to facilitate the flow of oil and natural gas, often immediately increasing a well’s production. We believe the production increases generated by our well services substantially enhance our customers’ returns and significantly reduce their payback periods.

For more information on our services and segments, see “Business—Our services.”

How we generate revenue and the costs of conducting our business

We generate our revenues by providing completion and production services to E&P customers across all major onshore basins in both the U.S. and Canada. We primarily earn our revenues pursuant to work orders entered into with our customers on a job-by-job basis. We typically will enter into a Master Service Agreement (“MSA”) with each customer that provides a framework of general terms and conditions of our services that will govern any future transactions or jobs awarded to us. Each specific job is obtained through competitive bidding or as a result of negotiations with customers. The rate we charge is determined by location, complexity of the job, operating conditions, duration of the contract and market conditions. In addition to MSAs, we have entered into a select number of longer-term contracts with certain customers relating to our wireline and cementing services, and we may enter into similar contracts from time to time to the extent beneficial to the operation of our business. These longer-term contracts address pricing and other details concerning our services, but each job is performed on a standalone basis.

The principal expenses involved in conducting both our Completion Solutions and Production Solutions segments are labor costs, materials and freight, the costs of maintaining our equipment and fuel costs. Our direct labor costs vary with the amount of equipment deployed and the utilization of that equipment. Another key component of labor costs relates to the ongoing training of our field service employees, which improves safety rates and reduces employee attrition.

How we evaluate our operations

We manage our operations through two business segments, Completion Solutions and Production Solutions, as described above. We evaluate the performance of these segments based on a number of financial and non-financial measures, including the following:

•

Revenue:    We compare actual revenue achieved each month to the most recent projection for that month and to the annual plan for the month established at the beginning of the year. We monitor our revenue to analyze trends in the performance of each of our segments compared to historical revenue drivers or market metrics applicable to that service. We are particularly interested in identifying positive or negative trends and investigating to understand the root causes.

•

Adjusted gross profit (excluding depreciation and amortization) and adjusted gross profit margin:    Adjusted gross profit (excluding depreciation and amortization) is a key metric that we use to evaluate segment operating performance and to determine resource allocation between segments. We define segment adjusted gross profit (excluding depreciation and amortization) as segment revenues less segment direct and indirect costs of revenues (excluding depreciation and amortization). Costs of revenues include direct and indirect labor costs, costs of materials, maintenance of equipment, fuel and transportation freight costs, contract services, crew cost and other miscellaneous expenses. Adjusted gross profit margin is calculated by dividing adjusted gross profit (excluding depreciation and amortization) by revenue. Our management continually evaluates our combined adjusted gross margin percentage and our adjusted gross margin percentage by segment to determine how each segment is performing. This metric aids management in capital resource allocation and pricing decisions.

•

Adjusted EBITDA:    Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted EBITDA as net income (loss) before interest expense, taxes and depreciation and amortization, further adjusted for (i) impairment of goodwill and other intangible assets, (ii) transaction expenses related to acquisitions or the Combination (iii) loss from discontinued operations, (iv) loss or gains from the revaluation of contingent liabilities, (v) non-cash stock-based compensation expense, (vi) loss or gains on sale of assets, (vii) inventory writedown, and (viii) adjustment for expenses or charges, to exclude certain items which we believe are not reflective of ongoing performance of our business, such as costs related to this offering, legal expenses and settlement costs related to litigation outside the ordinary course of business, and restructuring costs. Our management believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. See “Prospectus summary—Summary financial data—Non-GAAP financial measures.”

•

Safety:    We measure safety by tracking the total recordable incident rate (“TRIR”), which is reviewed on a monthly basis. TRIR is a measure of the rate of recordable workplace injuries, defined below, normalized and stated on the basis of 100 workers for an annual period. The factor is derived by multiplying the number of recordable injuries in a calendar year by 200,000 (i.e., the total hours for 100 employees working 2,000 hours per year) and dividing this value by the total hours actually worked in the year. A recordable injury includes occupational death, nonfatal occupational illness and other occupational injuries that involve loss of consciousness, restriction of work or motion, transfer to another job, or medical treatment other than first aid.

Factors affecting the comparability of our future results of operations to our historical results of operations

Our future results of operations may not be comparable to our historical results of operations for the periods presented, primarily for the reasons described below:

•

Public company expenses:    Upon completion of this offering, we expect to incur direct, incremental G&A expenses as a result of being a publicly traded company, including, but not limited to, costs associated with hiring new personnel, annual and quarterly reports to stockholders, quarterly tax provision preparation, independent auditor fees, expenses relating to compliance with the rules and regulations of the SEC, listing standards of the NYSE and the Sarbanes-Oxley Act of 2002, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These direct, incremental G&A expenses are not included in our historical combined results of operations.

•

The Combination:    The historical combined financial statements included in this prospectus are based on the separate businesses of Nine and Beckman. As a result, the historical financial date may not give you an accurate indication of what our actual results would have been if the Combination, which was completed on February 28, 2017, would have been if it had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. We anticipate the combination will provide potential benefits, including enhancing our ability to serve customers and our growth potential through broader product lines and basin diversification, enabling us to cross-sell our products and compete with larger companies.

•

Decreased leverage:    As of September 30, 2017, on a pro forma basis giving effect to (i) the entry into our new credit facility and (ii) this offering and the use of a portion of the net proceeds therefrom, together with term loan borrowings under our new credit facility, to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, we expect to have $125 million of outstanding total indebtedness, compared to the actual outstanding indebtedness of $240.8 million as of September 30, 2017. For more information on our new credit facility, under which we expect to make term loan borrowings concurrently with, and conditioned upon, the consummation of this offering, see “Management’s discussion and analysis of financial condition and results of operations—Our credit facilities—Our new credit facility.”

General trends and outlook

Our business depends to a significant extent on the level of unconventional resource development activity and corresponding capital spending of oil and natural gas companies onshore in North America. These activity and spending levels are strongly influenced by the current and expected oil and natural gas prices. Oil and natural gas prices declined significantly between the third quarter of 2014 and the first quarter of 2016. However, oil and natural gas prices have since gradually increased, a positive trend that was bolstered in the fourth quarter of 2016 when members of the Organization of Petroleum Exporting Countries and certain other oil-producing nations agreed to reduce their oil output. This price recovery has stimulated an increase in onshore North American completions activity, and if the current price environment holds or continues to improve, we expect a further increase in demand for our services. As the demand for our services and complexity of our jobs increase, we expect prices for our services to increase, creating more favorable margins for the services we provide.

The increase in high-intensity, high-efficiency completions of oil and gas wells further enhances the demand for our services. We compete with a limited number of service companies for the most complex and technically demanding wells in which we specialize, which are characterized by extended laterals, increased stage spacing and cluster spacing and high proppant loads. These well characteristics lead to increased operating leverage and returns for us, as we are able to complete more jobs and stages with the same number of units and crews. Service providers for these projects are selected based on their technical expertise and ability to execute safely and efficiently, rather than only price.

See “Business—Our industry—Industry trends” for more information regarding industry trends.

Results of operations

Nine months ended September 30, 2017 compared to nine months ended September 30, 2016

	Nine months ended September 30,
(in thousands)	2017	2016

Revenues
Completion Solutions	$331,050	$156,768
Production Solutions	58,330	45,600

	389,380	202,368

Cost of revenues(1)
Completion Solutions	275,711	139,920
Production Solutions	47,190	38,756

	322,901	178,676

Adjusted gross profit (excluding depreciation and amortization)
Completion Solutions	55,339	16,848
Production Solutions	11,140	6,844

	66,479	23,692

General and administrative expenses	37,628	26,194

Depreciation	40,326	41,779
Amortization of intangibles .	6,601	6,794
Loss on equity method investment	255	—
Loss on sale of property and equipment	4,793	2,420

Loss from operations	(23,124)	(53,495)

Interest expense .	11,780	10,681

Loss from operations before income taxes .	(34,904)	(64,176)
Provision (benefit) for income taxes .	2,967	(19,017)

Net loss	$(37,871)	$(45,159)

(1)	Excludes depreciation and amortization, shown separately below.

Revenue

Total revenue is comprised of revenue from Completion Solutions and Production Solutions. Revenue for the nine months ended September 30, 2017 increased by $187.0 million, or 92%, to $389.4 million, from $202.4 million for the nine months ended September 30, 2016. Both segments’ businesses depend to a significant extent on the level of unconventional resource development activity and corresponding capital spending of oil and natural gas companies onshore in North America, which in turn are strongly influenced by current and expected oil and natural gas prices, which were low during most of 2016, but showed improvement during the first nine months of 2017. In the first nine months of 2016, the closing price of oil reached a 12-year low of $26.19 per barrel and the closing price of natural gas reached an 18-year low of $1.49 per MMBtu. During the same period in 2017, the closing price of oil reached a high of $54.48 per barrel and the closing price of natural gas reached a high of $3.44 per MMBtu. The increase in revenue by reportable segment is discussed below.

Completion Solutions:    Completion Solutions segment revenue increased by $174.3 million, or 111%, to $331.1 million for the nine months ended September 30, 2017 from $156.8 million for the nine months ended September 30, 2016 due to a significant increase in completions activity and increased pricing in 2017 in response to the improvement of industry conditions. The increase in demand and price for our services resulted from our customers increasing their North American capital expenditures and drilling and completing more new wells in the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016. Wireline revenue increased 106% from the nine months ended September 30, 2016 to the nine months ended September 30, 2017; total stages completed increased 50% due to the increase in overall market activity, revenue per stage improved, and revenue from ancillary wireline services also increased. Cementing revenue increased by 167% on a 96% increase in job count and improved pricing from the nine months ended September 30, 2016 to the nine months ended September 30, 2017. Coiled Tubing Services revenue increased approximately 104%, with total jobs increasing approximately 51%. However, demand for our pinpoint frac sleeve systems declined in the Bakken region as a result of the ongoing methodology transition from open hole to cemented completions.

Production Solutions:    Production Solutions segment revenue increased by $12.7 million, or 28%, to $58.3 million for the nine months ended September 30, 2017 from $45.6 million for the nine months ended September 30, 2016. Hours worked for the Production Solutions segment increased approximately 31%. The increases were primarily attributable to our customers’ increase in well maintenance and increased well completions activity, which was in response to the improvement of industry conditions described above. However, Production Solutions average pricing decreased slightly, by 2%, for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016.

Cost of revenues

Cost of revenues for the nine months ended September 30, 2017 increased by $144.2 million, or 81%, compared to the nine months ended September 30, 2016. The increase was a result of an increase in revenue-generating activity related to improvement in the oil and gas market. Activity-driven costs were primarily responsible for the increase; materials installed in wells and consumed while performing services increased by $64.1 million and other activity-driven costs were $38.0 million higher. Compensation and benefits increased by $41.5 million.

Completion Solutions:    Completion Solutions segment cost of services for the nine months ended September 30, 2017 increased by $135.8 million, or 97%, when compared to the nine months ended September 30, 2016. The increase was driven primarily by the increased level of activity. Costs related to materials installed in wells and consumed while performing services increased by $63.8 million, and other activity-driven costs increased by $34.0 million. Additionally, compensation and benefits were $37.7 million higher, as headcount was increased in response to the increase in revenue and forecasted activity increases.

Production Solutions:    Production Solutions segment cost of services for the nine months ended September 30, 2017 increased by $8.4 million, or 22%, when compared to the nine months ended September 30, 2016. The increase was due to the increase in revenue-generating activity. Compensation and benefits increased by $3.8 million, materials and supplies consumed while performing services increased by $0.3 million, and other activity-driven costs increased by $4.0 million.

Adjusted gross profit (excluding depreciation and amortization)

Completion Solutions:    Adjusted gross profit (excluding depreciation and amortization) improved by $38.5 million, to $55.3 million, for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016, as a result of the factors described above under “—Revenue” and “—Cost of revenues.”

Production Solutions:    Adjusted gross profit (excluding depreciation and amortization) improved by $4.3 million, to $11.1 million, for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016, as a result of the factors described above under “—Revenue” and “—Cost of revenues.”

General and administrative expenses

General and administrative expenses increased by $11.4 million, to $37.6 million, for the nine months ended September 30, 2017 from $26.2 million for the nine months ended September 30, 2016. The increase was partly due to a $3.2 million increase in legal, audit and other professional fees incurred in connection with the combination of Nine with Beckman, and related to preparations for the Nine initial public offering. Compensation and benefits, including stock-based compensation, increased by $6.4 million, and other G&A expenses increased in order to support the company’s increased level of activity. G&A as a percentage of revenue was 10% for the nine months ended September 30, 2017, compared with 13% for the nine months ended September 30, 2016.

Depreciation

Depreciation expense for the nine months ended September 30, 2017 decreased by $1.5 million, to $40.3 million, from $41.8 million for the nine months ended September 30, 2016. The decrease resulted primarily from sales of fixed assets during 2016 and 2017.

Amortization of Intangibles

Amortization of intangibles decreased by $0.2 million for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016.

Interest expense

Interest expense was $11.8 million during the nine months ended September 30, 2017, an increase of $1.1 million from the nine months ended September 30, 2016. Higher interest rates accounted for an increase of approximately $1.7 million, which was partly offset by a $0.6 million decrease due to lower amortization and write-off of deferred financing costs.

Taxes

The effective tax rate for the nine months ended September 30, 2017 was (8.5%), compared with 29.6% for the nine months ended September 30, 2016. The Company’s tax position changed during the fourth quarter of 2016 when a full valuation allowance was recorded against the net deferred tax asset. A full valuation allowance typically results in an effective rate of 0%, but state income taxes and other factors resulted in tax expense despite the operating loss for the nine months ended September 30, 2017.

Adjusted EBITDA

Adjusted EBITDA was $40.9 million for the nine months ended September 30, 2017 as compared with $4.6 million for the nine months ended September 30, 2016, an increase of $36.3 million. The increase was primarily due to the changes in revenues and expenses discussed above and $3.5 million of expenses related to the combination of Nine and Beckman and the expenses related to preparations for the Nine initial public offering incurred during the nine months ended September 30, 2017. These expenses are included in general and administrative expenses but added back to EBITDA for the calculation of Adjusted EBITDA.

Year ended December 31, 2016 compared to year ended December 31, 2015

	Year ended December 31,
(in thousands)	2016	2015

Revenues
Completion Solutions	$221,468	$380,174
Production Solutions	60,886	98,348

	282,354	478,522

Cost of revenues(1)
Completion Solutions	194,436	295,969
Production Solutions	51,673	77,222

	246,109	373,191

Adjusted gross profit (excluding depreciation and amortization)
Completion Solutions	27,032	84,205
Production Solutions	9,213	21,126

	36,245	105,331

General and administrative expenses	39,387	42,862

Depreciation	55,260	58,894
Impairment of goodwill	12,207	35,540
Amortization of intangibles	9,083	8,650
Loss on sale of property and equipment	3,320	2,004

Loss from operations	(83,012)	(42,619)

Interest expense	14,185	9,886

Loss from continuing operations before income taxes	(97,197)	(52,505)
Benefit for income taxes	(26,286)	(14,323)

Loss from continuing operations	(70,911)	(38,182)
Loss from discontinued operations, net of tax	—	(935)

Net loss	$(70,911)	$(39,117)

(1)	Excludes depreciation and amortization, shown separately below.

Revenue

Total revenue is comprised of revenue from Completion Solutions and Production Solutions. Revenue for the year ended December 31, 2016 decreased by $196.2 million, or 41%, to $282.4 million from $478.5 million for the year ended December 31, 2015. Both segments’ businesses depend to a significant extent on the level of unconventional resource development activity and corresponding capital spending of oil and natural gas companies onshore in North America, which in turn are strongly influenced by current and expected oil and natural gas prices, which were low during most of 2016. In the first quarter of 2016, the closing price of oil reached a 12-year low of $26.19 per barrel and the closing price of natural gas reached an 18-year low of $1.49 per MMBtu. The decrease in revenue by reportable segment is discussed below.

Completion Solutions:    Completion Solutions segment revenue decreased by $158.7 million, or 42%, to $221.5 million for the year ended December 31, 2016 from $380.2 million for the year ended December 31, 2015 due to the significant decline in completions activity and lowered pricing in 2016 in response to the weak industry conditions. This reduction in demand and price for our services resulted from our customers reducing North American capital expenditures and drilling and completing fewer new wells in 2016 as compared to 2015. In our U.S. Wireline service, although our total stages completed increased slightly by approximately 6% due to increased market share, our revenue was down approximately 38% year over year due to pricing decreases. U.S. Cementing revenue was down approximately 44% with job count dropping approximately 15% year-over-year. Coiled Tubing services revenue dropped approximately 15% with total jobs down approximately 1% year-over-year. Demand for our pinpoint frac sleeve systems declined most significantly in the Bakken region, which had a rig count decline over 70% coupled with a methodology transition from open hole to cemented completions.

Production Solutions:    Production Solutions segment revenue decreased by $37.5 million, or 38%, to $60.9 million for the year ended December 31, 2016 from $98.3 million for the year ended December 31, 2015. Hours worked for the Production Solutions segment decreased by 27% for the year ended December 31, 2016 compared to the year ended December 31, 2015. Such decreases were primarily attributable to our customers’ deferred well maintenance and decreased well completions activity, which was in response to the weak industry conditions described above. Production Solutions average pricing decreased by 15% for the year ended December 31, 2016 compared to the year ended December 31, 2015.

Cost of revenues

Cost of revenues for the year ended December 31, 2016 decreased by $127.1 million, or 34%, when compared to the year ended December 31, 2015. This decrease was a result of a decline in revenue-generating activity related to the generally depressed oil and natural gas market. Activity-driven costs were the largest contributors to the decline in expenses. Materials installed in wells and consumed while performing services at the well decreased by $51 million. Other activity-related expenses fell by more than $15 million. Additionally, compensation and benefits were reduced by $53 million as the organization was sized to meet the lower levels of activity. Cost of revenues as a percentage of total revenue for the year ended December 31, 2016 was 87%, which represented an increase of 9% from 78% for the year ended December 31, 2015. The change in costs of revenues by reportable segment is further discussed below.

Completion Solutions:    Completion Solutions segment cost of services for the year ended December 31, 2016 decreased by $101.5 million, or 34%, to $194.4 million when compared to the year ended December 31, 2015. The decrease in cost of revenues was due to the decline in revenue-generating activity, which was a result of the generally depressed oil and natural gas market. Activity-driven costs were the largest contributors to the decline in expenses. Materials installed in wells and consumed while performing services at the well decreased by $50 million. Other activity-driven costs fell by more than $10 million. In addition, compensation and benefits were reduced by $34 million in response to the decline in activity.

Production Solutions:    Production Solutions segment cost of revenues for the year ended December 31, 2016 decreased by $25.5 million, or 33%, to $51.7 million when compared to the year ended December 31, 2015. The decrease in cost of revenues was due to the decline in revenue-generating activity, which was a result of a generally depressed oil and natural gas market. Compensation and benefits were reduced by $19 million in response to the drop in activity, and activity-related costs fell by more than $5 million.

Adjusted gross profit (excluding depreciation and amortization)

Completion Solutions:    Adjusted gross profit (excluding depreciation and amortization) decreased $57.2 million to $27.0 million for the year ended December 31, 2016 compared to adjusted gross profit (excluding depreciation and amortization) of $84.2 million for the year ended December 31, 2015 as a result of the factors described above under “—Revenue” and “—Cost of revenues.”

Production Solutions:    Adjusted gross profit (excluding depreciation and amortization) decreased $11.9 million to $9.2 million for the year ended December 31, 2016 compared to $21.1 million for the year ended December 31, 2015 as a result of the factors described above under “—Revenue” and “—Cost of revenues.”

General and administrative expenses

General and administrative (“G&A”) expense, which represents costs associated with managing and supporting our operations, decreased by $3.5 million, or 8%, to $39.4 million for the year ended December 31, 2016 from $42.9 million for the year ended December 31, 2015. The decrease in G&A expense is primarily a result of a reduction in compensation and benefits, which declined $3.9 million due to headcount and salary reductions. G&A as a percentage of total revenue was 14% for the year ended December 31 2016 compared with 9% for the year ended December 31, 2015, which was primarily a result of decreased revenue, which is described under “Revenues.”

Depreciation

Depreciation expense for the year ended December 31, 2016 decreased $3.6 million to $55.3 million from $58.9 million for the year December 31, 2015. The decline resulted from sales of fixed assets during both 2015 and 2016.

Impairment of goodwill

For the year ended December 31, 2016, we recognized $12.2 million of goodwill impairment in our Dak-Tana operating unit due to persistently low completions activity in the market where the unit operates. In 2015, we recognized goodwill impairment charges of $30.4 million and $5.1 million for Crest Pumping Technologies and Dak-Tana, respectively, as a result of the decline in completions activity and forecasted activity declines.

Amortization of Intangibles

Intangible assets, acquired in business acquisitions, are amortized over 3 to 15 years. Amortization expense increased by $0.4 million during 2016, primarily due to a full year of amortization expense on intangible assets acquired during 2015.

Interest expense

We incurred $14.2 million of interest expense during the year ended December 31, 2016, an increase of $4.3 million, or 43%, from the year ended December 31, 2015. Higher interest rates accounted for approximately $3.3 million of the increase; $1.0 million of the increase was due to the write-off of a portion of deferred financing costs as a result of amending debt agreements.

Taxes

Tax expense includes current income taxes expected to be due based on taxable income to be reported during the applicable period in the various jurisdictions in which we conduct business, and deferred income taxes based on changes in the tax effect of temporary differences between the bases of assets and liabilities for financial reporting and tax purposes at the beginning and end of the applicable period. The effective tax rate, calculated by dividing provision for income tax expense by income from continuing operations before income taxes, was 27% and 27% for the years ended December 31, 2016 and 2015, respectively.

Adjusted EBITDA

Adjusted EBITDA was $9.8 million for the year ended December 31, 2016 as compared with $73.9 million for the year ended December 31, 2015, a decrease of 87%. The Adjusted EBITDA decrease is primarily due to the changes in revenues and expenses discussed above.

Liquidity and capital resources

Sources and uses of liquidity

Historically, we have met our liquidity needs principally from cash flows from operating activities, external borrowings and capital contributions. Our principal uses of cash are to fund capital expenditures and acquisitions to service our outstanding debt and to fund our day to day operations. We continually monitor potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements. Our future success and growth will be highly dependent on our ability to continue to access outside sources of capital.

At September 30, 2017, we had $30.2 million of cash and cash equivalents and $5.8 million of availability under the Existing Nine Credit Facility and the Existing Beckman Credit Facility collectively, which resulted in a total liquidity position of $36.0 million. On a pro forma basis giving effect to (i) the entry into our new credit facility and (ii) this offering and the use of a portion of the net proceeds therefrom and term loan borrowings under our new credit facility to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, as of September 30, 2017, we would have had $     million of cash on hand, $125 million in term loan borrowings and $50 million of revolver availability under our new credit facility. As discussed in Note 3 to our unaudited financial statements, as of September 30, 2017 the Company had $119.8 million of debt under the Existing Nine Credit Facility and $121.0 million of debt under the Existing Beckman Credit Facility that are scheduled to mature on May 31, 2018 and June 30, 2018, respectively. As discussed above, we plan to repay in full the Existing Nine Credit Facility and the Existing Beckman Credit Facility prior to their respective maturities with the proceeds of this offering and term loan borrowings under our new credit facility and expect to have $125 million of term loans outstanding under our new credit facility following the completion of this offering. See “Use of proceeds.” Our ability to satisfy our liquidity requirements following this offering depends on our future operating performance, which is affected by prevailing economic conditions, the level of drilling, completion and production activity for North American onshore oil and natural gas resources, and financial and business and other factors, many of which are beyond our control.

Our total 2017 capital expenditure budget, excluding possible acquisitions, is $45.0 million, of which $30.0 million has been spent through September 30, 2017. The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and amounts related to growth and company initiatives. Capital expenditures for growth and company initiatives are discretionary. We continually evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors including expected industry activity levels and company initiatives. We believe the net proceeds from this offering and borrowings under our new credit facility, together with cash flows from operations, should be sufficient to fund our capital requirements for the next twelve months.

Although we do not budget for acquisitions, pursuing growth through acquisitions is a significant part of our business strategy. Our ability to make significant additional acquisitions for cash will require us to obtain additional equity or debt financing, which we may not be able to obtain on terms acceptable to us or at all.

Our cash flows for the nine months ended September 30, 2017 and 2016 are presented below:

	Nine months ended September 30,
(in thousands)	2017	2016
Net cash provided by operating activities	$3,775	$1,200
Net cash used in investing activities	(29,816)	(2,723)
Net cash provided by (used in) financing activities	52,223	(10,852)
Impact of foreign exchange rate on cash	(85)	40

Net change in cash and cash equivalents	$26,097	$(12,335)

Net cash provided by operating activities

Net cash provided by operating activities was $3.8 million for the nine months ended September 30, 2017 compared to $1.2 million for the nine months ended September 30, 2016. The $2.6 million increase in cash provided by operating activities was due to the general improvement in profitability and the receipt of a $14.6 million tax refund, mostly offset by increases in accounts receivable and inventories less increases in accounts payable and accrued liabilities, all related to business growth.

Net cash flows used in investing activities

Net cash used in investing activities was $29.8 million for the nine months ended September 30, 2017, an increase of $27.1 million from the nine months ended September 30, 2016. The increase was mainly attributable to a $22.9 million increase in purchases of property and equipment, a $1 million equity investment, and decreases in proceeds from sales of equipment and proceeds from repayment of notes receivable.

Net cash provided by (used in) financing activities

Net cash provided by financing activities totaled $52.2 million for the nine months ended September 30, 2017 compared with $10.9 million used in financing activities for the nine months ended September 30, 2016, an increase of $63.1 million. Share issuances of $61.4 million and a $3.6 million increase in borrowings in excess of debt payments, partly offset by distributions to shareholders and deferred financing costs, were responsible for the increase.

Our cash flows for the years ended December 31, 2016 and 2015 are presented below:

	Year ended December 31,
(in thousands)	2016	2015
Net cash (used in) provided by operating activities	$(3,290)	$140,367
Net cash used in investing activities	(4,176)	(19,251)
Net cash used in financing activities	(7,315)	(126,878)
Impact of foreign exchange rate on cash	(22)	403

Net change in cash and cash equivalents	$(14,803)	$(5,359)

Net cash (used in) provided by operating activities

Net cash used in operating activities was $3.3 million for the year ended December 31, 2016 compared to net cash provided by operating activities of $140.4 million for the year ended December 31, 2015. The decrease in operating net cash flows was primarily attributable to the overall decline in completions activity and well services activity, as described in “—Results of operations.” The increase in net operating losses in 2016 and a decline of $89 million in accounts receivable balances in 2015 were primarily responsible for the unfavorable swing in cash provided by operating activities.

Our operating cash flows are sensitive to a number of variables, the most significant of which is the level of drilling, completion and production activity for North American onshore oil and natural gas resources. These activity levels are in turn impacted by the volatility of oil and natural gas prices, regional and worldwide economic activity and its effect on demand for hydrocarbons, weather, infrastructure capacity to reach markets and other variable factors. These factors are beyond our control and are difficult to predict. For additional information on the impact of changing prices on our financial position, see “—Quantitative and qualitative disclosures about market risk” below.

Net cash flows used in investing activities

Net cash used in investing activities was $4.2 million and $19.3 million for the years ended December 31, 2016 and December 31, 2015, respectively, a $15.1 million decrease, which was primarily attributable to lower equipment purchases.

Net cash used in financing activities

Net cash used in financing activities was $7.3 million and $126.9 million for the years ended December 31, 2016 and December 31, 2015, respectively, a $119.6 million decrease, which was primarily attributable to net repayments of debt during 2015.

Our credit facilities

Concurrently with, and conditioned upon, the consummation of this offering, we expect to make term loan borrowings under our new credit facility. We intend to use a portion of the net proceeds from this offering and term loan borrowings under our new credit facility to fully repay and terminate the Existing Nine Credit Facility and the Existing Beckman Credit Facility. See “Use of proceeds.”

Existing Nine Credit Facility

As of June 30, 2014, Nine and its wholly-owned Canadian subsidiary, Nine Energy Canada Inc. (“Nine Canada”), entered into the Amended and Restated Credit Agreement, dated June 30, 2014 and amended May 13, 2016 (as amended, the “Existing Nine Credit Facility”) with HSBC Bank USA, N.A., as U.S. administrative agent, HSBC Bank Canada, as Canadian agent, and certain other financial institutions. Pursuant to the Existing Nine Credit Facility, Nine has a $35.2 million term loan, and Nine is entitled to borrow up to $75.0 million (including letters of credit) under the U.S. revolving commitments (the “Existing Nine U.S. Revolving Credit Facility”) and Nine Canada is entitled to borrow up to $10.0 million (including letters of credit) under the Canadian revolving commitments (the “Existing Nine Canadian Revolving Credit Facility”). As of September 30, 2017, we had $75.0 million of outstanding revolving borrowings (including letters of credit) under the Existing Nine U.S. Revolving Credit Facility and $9.6 million of outstanding revolving borrowings (including letters of credit) under the Existing Nine Canadian Revolving Credit Facility. All loans and other obligations under the Existing Nine Credit Facility are scheduled to mature on May 31, 2018. We intend to use a portion of the net proceeds from this offering and term loan borrowings under our new credit facility to fully repay the outstanding borrowings under the Existing Nine Credit Facility and terminate the Existing Nine Credit Facility in connection with this offering. See “Use of proceeds.”

All of the obligations under the Existing Nine Credit Facility are secured by first priority perfected security interests (subject to permitted liens) on substantially all of the assets of Nine and its domestic restricted subsidiaries (other than Beckman and its subsidiaries, which are unrestricted subsidiaries), excluding certain assets. All borrowings under the Existing Nine Credit Facility by Nine Canada as Canadian borrower are secured by substantially all of Nine Canada’s assets, excluding certain assets.

Loans under the Existing Nine Credit Facility may be base rate loans or LIBOR loans. Nine and Nine Canada may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

The Existing Nine Credit Facility contains various affirmative and negative covenants. The Existing Nine Credit Facility also requires Nine and its restricted subsidiaries (other than Beckman and its subsidiaries, which are unrestricted subsidiaries), on a consolidated basis, to maintain the following:

•

minimum EBITDA (as defined in the Existing Nine Credit Facility) on a trailing four quarter basis of not less than $14.3 million for the fiscal quarter ending June 30, 2017, $15.0 million for the fiscal quarter ending September 30, 2017, $17.0 million for the fiscal quarter ending December 31, 2017 and $19.0 million for the fiscal quarter ending March 31, 2018;

•

a leverage ratio (as defined in the Existing Nine Credit Facility) of not more than 4.50 to 1.00 at the end of the fiscal quarter ending September 30, 2017 and December 31, 2017 and 3.50 to 1.00 for the fiscal quarter ending March 31, 2018 and each fiscal quarter thereafter; and

•

a fixed charge coverage ratio (as defined in the Existing Nine Credit Facility) of not less than 1.00 to 1.00 for each fiscal quarter ending on or prior to June 30, 2017, 1.25 to 1.00 for each fiscal quarter ending on or prior to December 31, 2017 and 1.50 to 1.00 for each fiscal quarter thereafter.

For the quarter ended March 31, 2017, Nine was in breach of the minimum EBITDA covenant and the fixed charge coverage ratio. However, Nine cured such breaches by using a portion of the available proceeds from the Nine and Combined Nine Subscription Offers. Nine was in compliance with all financial covenants for the quarter ended September 30, 2017.

Beckman was designated as an unrestricted subsidiary under the Existing Nine Credit Facility following the Combination and therefore is not subject to the covenants contained therein and is not liable for the loans and other obligations thereunder.

In addition, the Company had $120.6 million of debt under the Existing Nine Credit Facility as of December 31, 2016 that was scheduled to mature on January 1, 2018, which was within twelve months of the date of the issuance of our audited financial statements and thereby resulted in a “going concern” paragraph being included in our independent registered public accounting firm’s audit report. Delivery of audited financial statements including a going concern paragraph would result in an event of default under the Existing Nine Credit Facility absent an amendment or waiver. On March 23, 2017, we received the requisite waiver from the lenders under the Existing Nine Credit Facility with respect to this potential event of default. The maturity date for the Existing Nine Credit Facility has been extended to May 31, 2018. As discussed above, we plan to repay in full the Existing Nine Credit Facility prior to its maturity with a portion of the proceeds of this offering and term loan borrowings under our new credit facility. See “Use of proceeds.”

After giving effect to its exercise of any needed equity cure and the March 23, 2017 waiver, Nine was in compliance with the Existing Nine Credit Facility as of March 31, 2017, June 30, 2017 and September 30, 2017.

Existing Beckman Credit Facility

Beckman entered into a Credit Agreement, dated May 2, 2014 (as amended, the “Existing Beckman Credit Facility” and, together with the “Existing Nine Credit Facility, “our existing credit facilities”), with Wells Fargo Bank, National Association, as administrative agent, and certain other financial institutions pursuant to which Beckman obtained a $145 million senior credit facility. A portion of the commitments up to $132.5 million were available on a revolving basis, and $12.5 million of the commitments were extended as term advances. The amount available to be borrowed under the revolving portion was further limited by a borrowing base determined monthly based upon a formula calculated by reference to Beckman’s eligible accounts receivable, equipment, inventory and real estate. As of December 31, 2016, the borrowing base was $120.8 million and $114.3 million was outstanding under revolving loans. As of December 31, 2016, $11.0 million was outstanding under the term loan.

On February 10, 2017, pursuant to Agreement and Amendment No. 5 to the Existing Beckman Credit Facility, the above-described facility was amended, and Beckman currently has (i) a $6.0 million term loan tranche (the “Existing Beckman Tranche B Term Loan”), (ii) a $106.3 million term loan tranche (the “Existing Beckman Tranche C Term Loan” and together with the Existing Beckman Tranche B Term Loan, the “Existing Beckman Term Loans”), and (iii) a $15.0 million revolving facility (subject to a borrowing base that is determined monthly and was $15 million as of February 28, 2017) (the “Existing Beckman Revolving Facility”). The actual amount available to be borrowed under the Existing Beckman Revolving Facility is limited by a borrowing base that is determined monthly based upon a formula calculated by reference to Beckman’s eligible accounts receivable and inventory. As of September 30, 2017, the borrowing base was $15.0 million. As of September 30, 2017, we had $9.5 million of outstanding revolving borrowings under the Existing Beckman Revolving Facility. All loans and other obligations under the Existing Beckman Credit Facility are scheduled to mature on June 30, 2018. We intend to use a portion of the net proceeds from this offering and term loan borrowings under our new credit facility to repay the outstanding borrowings under the Existing Beckman Credit Facility and terminate the Existing Beckman Credit Facility in connection with this offering. See “Use of proceeds.”

All of the obligations under the Existing Beckman Credit Facility are secured by first priority perfected security interests (subject to permitted liens) on substantially all of the assets of Beckman and its subsidiaries, excluding certain assets. Additionally, all of the obligations under the Existing Beckman Credit Facility are guaranteed by Beckman’s subsidiaries.

Loans under the Existing Beckman Credit Facility may be either base rate loans or LIBOR loans at Beckman’s election. Beckman may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

The Existing Beckman Credit Facility contains various affirmative and negative covenants. The Existing Beckman Credit Facility also requires Beckman and its subsidiaries, on a consolidated basis, to maintain the following:

•	a leverage ratio (as defined in the Existing Beckman Credit Facility) of not more than 3.50 to 1.00 at the end of each fiscal quarter commencing with the fiscal quarter ending December 31, 2017; and

•

a fixed charge coverage ratio (as defined in the Existing Beckman Credit Facility) of not less than 1.15 to 1.00 for each fiscal quarter ending on or prior to June 30, 2017 and 1.25 to 1.00 for each fiscal quarter thereafter, each determined on a standalone quarterly basis.

Beckman and its restricted subsidiaries were in compliance with such covenants and ratios as of March 31, 2017, June 30, 2017 and September 30, 2017.

Our new credit facility

Concurrently with, and conditioned upon, the consummation of this offering, we intend to utilize our new credit facility consisting of $125 million of term loan commitments and $50 million of revolving credit commitments. Upon consummation of this offering, we expect to borrow $125 million of term loans and to have approximately $50 million of available revolving credit loans under our new credit facility. Borrowings under our new credit facility may vary significantly from time to time depending on our cash needs at any given time.

Our new credit facility is evidenced by a credit agreement (the “New Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and certain other financial institutions. The Company is not permitted to borrow under the New Credit Agreement, and the covenants of the New Credit Agreement are not binding on the Company, until the consummation of this offering. Pursuant to the New Credit Agreement, Nine and its domestic restricted subsidiaries will be entitled to borrow $125 million of term loans and up to $50 million (including letters of credit) as revolving credit loans under the revolving commitments. At no time will the maximum principal amount of revolving credit loans, together with the face amount of letters of credit, under the New Credit Agreement be permitted to exceed $50 million, absent Nine obtaining additional commitments from existing or new lenders.

All of the obligations under the New Credit Agreement will be secured by first priority perfected security interests (subject to permitted liens) in substantially all of the personal property of Nine and its domestic restricted subsidiaries (including Beckman and its subsidiaries), excluding certain assets. Nine Canada will not be a borrower or guarantor under the New Credit Agreement.

Loans to Nine and its domestic restricted subsidiaries under the New Credit Agreement may be base rate loans or LIBOR loans. The applicable margin for base rate and prime rate loans will vary from 1.50% to 2.75%, and the applicable margin for LIBOR loans will vary from 2.50% to 3.75%, in each case depending on Nine’s leverage ratio. Nine will be permitted to repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

If addition, a commitment fee of 0.50% per annum will be charged on the average daily unused portion of the revolving commitments. Such commitment fee is payable quarterly in arrears.

The term loans will be payable on a quarterly basis in amounts equal to 2.5% of the original principal balance. The term loans and revolving loans will mature two and a half years from the initial date on which we borrow loans under the new credit facility.

The New Credit Agreement contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. The New Credit Agreement does not contain any financial covenants, other than a total leverage ratio, an asset coverage ratio and a fixed charge coverage ratio, each of which will be tested on a quarterly basis. The covenants (financial and otherwise) of our New Credit Agreement will not be effective until the consummation of this offering.

Contractual obligations

In the normal course of business, we enter into various contractual obligations that impact or could impact our liquidity. The table below contains our known contractual commitments at December 31, 2016.

	Payments due by period for the year ended December 31,
(in thousands)	2017	2018	2019	2020	2021	Thereafter	Total
Existing credit facilities(1)	$17,975	$227,913	$—	$—	$—	$—	$245,888
Other debt	272	—	—	—	—	—	272
Interest expense	14,000	6,900	—	—	—	—	20,900
Operating leases	5,538	4,195	3,452	2,572	2,249	12,544	30,550

Total	$37,785	$239,008	$3,452	$2,572	$2,249	$12,544	$297,610

(1)	This table does not include future commitment fees, amortization of deferred financing costs or other fees on our existing credit facilities because obligations thereunder are floating rate instruments, and we cannot determine with accuracy the timing of future loan advances, repayments or future interest rates to be charged.

The table above does not reflect our use of a portion of the net proceeds from this offering and term loan borrowings under our new credit facility to fully repay and terminate our existing credit facilities (the Existing Nine Credit Facility and the Existing Beckman Credit Facility).

Please see “Use of proceeds.” Also, see “—Our credit facilities—Our new credit facility” for information regarding our new credit facility under which we intend to make term loan borrowings concurrently with, and conditioned upon, the consummation of this offering.

During the nine months ended September 30, 2017, there were additional borrowings and payments not reflected in this table and the maturity date for the Existing Nine Credit Facility was extended to May 31, 2018. Please see “—Our credit facilities—Existing Nine Credit Facility” for more information.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our combined financial statements. We provide expanded discussion of our more significant accounting policies, estimates and judgments below. We believe that most of these accounting policies reflect our more significant estimates and assumptions used in preparation of our combined financial statements.

Emerging growth company status

We are an “emerging growth company” as defined in the JOBS Act. Under Section 107 of the JOBS Act, as an emerging growth company, we can take advantage of an extended transition period for the adoption of new or revised financial accounting standards. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Revenue recognition

The Company recognizes revenue for products and services based upon purchase orders, contracts or other persuasive evidence of an arrangement with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other post-delivery obligations. Revenue is recognized for services when they are rendered and collectability is reasonably assured. Revenue for products, which represent less than 3% of total revenue, is recognized upon delivery, customer acceptance and when collectability is reasonably assured.

Property and equipment

Property and equipment are recorded at cost or valuation, less applicable depreciation. Equipment held under capital leases is stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which range from one to 15 years, except for buildings which have lives up to 39 years (see Note 4—“Property and Equipment” to our audited combined financial statements for further information). Equipment held under capital leases is amortized straight-line over the shorter of the lease term or estimated useful life of the asset. Maintenance and repairs are charged to operating expense as incurred; significant renewals and betterments are capitalized.

Definite-lived intangible assets

Definite-lived intangible assets that are acquired in connection with business acquisitions are amortized utilizing the estimated pattern of the consumption of the economic benefit over their estimated useful lives, which range from 3 to 15 years.

Impairment of long-lived assets, goodwill and other intangible assets

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. The costs of assets that are sold or retired and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income.

Goodwill is tested for impairment annually and when indicators of impairment exist. In the first step, the Company determines the fair value of its individual reporting units by blending two valuation approaches: the income and market value approach. The income approach uses the Company’s own market assumptions, including projections of future cash flows, determinations of appropriate discount rates, and other assumptions which are considered reasonable and inherent in the discounted cash flow analysis. The projections are based on historical performance and future estimated results. The market value approach uses financial information from comparable entities. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.

Recognition of provisions for contingencies

In the ordinary course of business, we are subject to various claims, suits and complaints. We, in consultation with internal and external advisors, will provide for a contingent loss in the combined financial statements if it is probable that a liability has been incurred at the date of the combined financial statements and the amount can be reasonably estimated. If it is determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, provision will be made for the lower amount of the range. Legal costs are expensed as incurred.

Share-based compensation

We account for awards of share-based compensation at fair value on the date granted to employees and recognize the compensation expense in the financial statements over the requisite service period. Fair value of the share-based compensation was measured using the Black-Scholes model for all of the options outstanding. These models require assumptions and estimates for inputs, especially the estimate of the volatility in the value of the underlying share price, that affect the resultant values and hence the amount of compensation expense recognized. We determine the estimate of volatility periodically based on the averages for the stocks of comparable publicly traded companies.

Determining fair market value

Determining the appropriate fair value model and calculating the fair value of options requires the input of highly subjective assumptions, including the expected volatility of the price of our stock, the risk-free rate, the expected term of the options and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future. We estimate the fair value of each option grant using the Black-Scholes option-pricing model. The Black-Scholes option pricing model requires estimates of key assumptions based on both historical information and management judgment regarding market factors and trends.

Expected volatility—We developed our expected volatility by using the historical volatilities of our peer group of public companies.

Risk-free interest rate—The risk-free interest rates for options granted are based on the average of five year and seven year constant maturity Treasury bond rates whose term is consistent with the expected term of an option from the date of grant.

Expected Term—The expected term is based on the midpoint between the vesting date and contractual term of an option. The expected term represents the period that our stock-based awards are expected to be outstanding.

Expected dividend yield—We do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero.

Recent accounting pronouncements

See Note 2—“Summary of Significant Accounting Policies” to our audited combined financial statements for a discussion of recently issued accounting pronouncements. As an “emerging growth company” under the JOBS Act, we can take advantage of an extended transition period for the adoption of new or revised financial accounting standards. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Related party transactions

Transactions with related parties are disclosed in Note 13—“Related Party Transactions” in our audited combined financial statements.

Off-balance sheet arrangements

As of September 30, 2017, we had no off-balance sheet instruments or financial arrangements, other than operating leases entered into in the ordinary course of business.

Quantitative and qualitative disclosures about market risk

At December 31, 2016 and September 30, 2017, we held no significant derivative instruments that materially increased our exposure to market risks for interest rates, foreign currency rates, commodity prices or other market price risks.

We have interest rate exposure arising from the Existing Nine Credit Facility, the Existing Beckman Credit Facility and other financing agreements, which have variable interest rates. Our new credit facility also has a variable interest rate. These variable interest rates are impacted by changes in short-term interest rates. Assuming the current level of borrowings, a hypothetical one-percentage point increase in interest rates would increase our annual interest expense by $2.4 million.

Our fuel purchases expose us to commodity price risk. Our fuel costs consist primarily of diesel fuel used by our various trucks and other motorized equipment. The prices for fuel are volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages. Recently we have been able to pass along price increases to our customers; however, we may be unable to do so in the future. We generally do not engage in commodity price hedging activities.

We operate in the U.S. and Canadian markets, and as a result our primary exposure to fluctuations in currency exchange rates relates to fluctuations between the U.S. dollar and the Canadian dollar. In Canada, the effects of currency fluctuations are largely mitigated because local expenses of such operations are also generally denominated in the local currency. However, there may be instances in which costs and revenue will not be matched with respect to currency denomination and we may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. We do not hedge our exposure to changes in foreign exchange rates. See “Risk Factors—Our Canadian operations subject us to currency translation risk, which could cause our results to fluctuate significantly from period to period.”

Assets and liabilities for which the functional currency is the local currency are translated using the exchange rates in effect at the balance sheet date, resulting in translation adjustments that are reflected as accumulated other comprehensive income in the stockholders’ equity section on our balance sheet. We recorded an adjustment of approximately $210,000 to increase our equity account for the year ended December 31, 2016 to reflect the net impact of the strengthening of the Canadian dollar against the U.S. dollar.

Business

Company overview

We are a leading North American onshore completion and production services provider that targets unconventional oil and gas resource development. We partner with our E&P customers across all major onshore basins in both the U.S. and Canada to design and deploy downhole solutions and technology to prepare horizontal, multistage wells for production. We focus on providing our customers with cost-effective and comprehensive completion solutions designed to maximize their production levels and operating efficiencies. We believe our success is a product of our culture, which is driven by our intense focus on performance and wellsite execution as well as our commitment to forward-leaning technologies that aid us in the development of smarter, customized applications that drive efficiencies.

We provide our comprehensive completion solutions across a diverse set of well-types, including on the most complex, technically demanding unconventional wells. Modern, high-intensity completion techniques are a more effective way for our customers to maximize resource extraction from horizontal oil and gas wells. These completion techniques provide improved EUR per lateral foot and a superior return on investment, which make them attractive to operators despite their associated increased well cost. We compete with a limited number of service companies for the most intricate and demanding projects, which are characterized by extended reach horizontal laterals, increased stage counts per well and increased proppant loading per lateral foot. As stage counts per well increase, so do our operating leverage and returns, as we are able to complete more jobs and stages with the same number of units and crews. Service providers for these demanding projects are selected based on their technical expertise and ability to execute safely and efficiently, rather than only price.

We offer a variety of completion applications and technologies to match customer needs across the broadest addressable completions market. Our comprehensive well solutions range from cementing the well at the initial stages of the completion, preparing the well for stimulation, isolating all the stages of an extended reach lateral, and drilling out plugs and performing associated remedial work as production comes online. Our completion techniques are specifically tailored to the customer and geology of each well. At the initial stage of a well completion, our lab facilities produce customized cementing slurries used to secure the production casing to ensure well integrity throughout the life of the well. Once the casing is in place, we utilize our proprietary tools at the toe (end) of the well, often called stage one, to prepare for the well stimulation process. We provide customers with plug-and-perf or pinpoint frac sleeve system technology to complete the remaining stages of the well. Through our wireline units, we provide plug-and-perf services that, when combined with our fully-composite or dissolvable frac plugs, create perforations to isolate and divert the fracture to the correct stage. Our pinpoint frac sleeve system involves packers, either hydraulic or swellable, to isolate sections of the wellbore and frac sleeves to provide access to each stage for stimulation and production. Our equipment also includes high-specification coiled tubing units and workover rigs that are capable of reaching the farthest depths for the removal of plugs and cleaning of the wellbore to prepare for production. Once a well is producing, we are able to offer a range of production enhancement and well workover services through our fleet of well service rigs and ancillary equipment.

The following graphic provides a summary of our comprehensive well solutions that span the life cycle of a well completion.

Our services

We operate in two segments: Completion Solutions and Production Solutions. Our Completion Solutions segment provides services integral to the completion of unconventional wells through a full range of tools and methodologies. Our Production Solutions segment provides a range of production enhancement and well workover services that are performed with a well servicing rig and ancillary equipment.

Completion Solutions

The following is a description of the primary service offerings and deployment methods within the Completion Solutions business segment:

Cementing services:    Our cementing services consist of blending high-grade cement and water with various solid and liquid additives to create a cement slurry that is pumped between the casing and the wellbore of the well. We currently have three high-quality laboratory facilities capable of designing and testing all of the current industry cement designs. The laboratory facilities operate twenty-four hours a day and are fully staffed by qualified technicians with the latest equipment and modeling software. Additionally, our technicians and engineers ensure that all tests are performed to API specifications and results are delivered to customers promptly. Our cement slurries are designed to achieve the proper cement thickening time, compressive strength and fluid loss control. Our slurries can be modified to address a wide range of downhole needs of our E&P customers, including varying well depths, downhole temperatures, pressures and formation characteristics.

We deploy our slurries by using our customized design twin-pumping units, which are fully redundant, containing two pumps, two hydraulic systems, two mixing pumps and two electrical systems. This significantly decreases our risk of downtime due to mechanical failure and eliminates the necessity to have an additional cementing unit on standby. We have invested in the highest quality cementing equipment, and since 2012, we have deployed only new equipment for use in the fields. We currently operate a total of 28 twin-pumping units each of which has 1,000 horsepower (which we believe is the highest in the industry).

From January 2014 to September 2017, we completed approximately 10,500 cementing jobs, with an on-time rate of approximately 90%. Punctuality of service has become one of the primary metrics that E&P operators use to evaluate the cementing services they receive. Key contributors to our 90% on-time rate include our lab capabilities, personnel, close proximity to our customers’ acreage, dual-sided bulk loading plants and our service-driven culture. In order to further improve punctuality, respond to customers’ demands for providers near their acreage, and gain access to an additional customer base, we recently built a bulk plant and lab facility in Hobbs, New Mexico, with close proximity to the Delaware Basin. We believe this location will reduce operating expenses due to improved logistics as well as provide cross-selling opportunities for other service lines.

Completion tools:    We provide unconventional and conventional downhole solutions and technology used for multistage completions. Our comprehensive completion service offerings are complemented by our unconventional open hole and cemented completion tool products, such as liner hangers and accessories, fracture isolation packers, frac sleeves, stage one prep tools, fully composite and dissolvable frac plugs and specialty open hole float equipment and centralizers. Our completion tools provide pinpoint frac sleeve system technologies that enable comparable rates per stage while providing more control over fracture initiation. A few examples of our innovative portfolio of completion tools are: (i) the Scorpion Fully-Composite PlugTM, a patented packer-style fully composite plug designed to provide zonal isolation in a multi-stage well completion; we offer a diverse product group of fully-composite plugs designed for 3.5” to 5.5” well casings as well as a unique Scorpion Extended Range plug, which is used in demanding well applications where operators have to negotiate through internal diameter restrictions, (ii) the Scorpion Dissolvable Plug, a high performance plug designed to provide zonal isolation, is made entirely from proprietary materials that dissolve over time, leaving the wellbore unobstructed for production and eliminating the risk and costs of conventional plug removal, (iii) the SmartStart PLUSTM, an interventionless time-delayed pressure-activated sleeve that we have the exclusive distribution rights to in the northeastern U.S. and with certain customers in other regions, that eliminates the need for tubing or pipe-conveyed perforating when completing the toe stage of horizontal wells, (iv) the Storm Re-Frac PackerTM, a system that allows our customers to re-stimulate their existing wells using standard size plug-and-perf procedures to extend and enhance their production profiles with minimal flow restriction during stimulation, (v) the FlowGunTM, a stage one interventionless casing-conveyed perforating technology that eliminates the need to run wireline or coil tubing and requires no electronic detonation allowing our customers to perform a maximum pressure test and perforate stage one more efficiently with less risk and with no lateral length limitations, (vi) the Coil Frac Sleeve System, a system that utilizes coiled tubing to deploy a resettable frac packer, that we have the exclusive distribution rights to in the U.S., which is used to open and isolate frac sleeves that have been installed as an integral part of the casing, and (vii) the EON Ball Drop system, an interventionless single-size ball activated pinpoint frac sleeve system, that we have exclusive distributions rights to in the U.S. and Canada. Our systems provide completion efficiencies at the wellsite by reducing our customers’ equipment needs and stimulation time and allowing for specific zonal treatment. From March 2011 to September 2017, we have deployed approximately 65,000 swell and hydro-mechanical packers and approximately 18,000 frac sleeves for downhole completions.

Additionally, we offer a portfolio of completion technologies used for completing the toe stage of a horizontal well, as well as fully-composite, dissolvable and extended-range frac plugs to isolate stages during plug-and-perf operations.

Wireline services:    Our wireline services involve the use of a wireline unit equipped with a spool of wireline that is unwound and lowered into oil and gas wells to convey specialized tools or equipment for well completion, well intervention or pipe recovery. We operate a fleet of modern and “fit-for-purpose” cased hole wireline units designed for operating in unconventional completion operations, with 37 wireline units in the U.S. and 14 wireline units in Canada. Our wireline units are equipped with the latest technology utilized to service long lateral completions, including head tension tools, ballistic release tools and addressable switches. We currently have wireline units equipped with customized drums to hold up to 40,000 feet of Enviroline. Enviroline is a coated wireline that significantly reduces injector oil use requiring only 5% of the amount needed with standard wireline. Offering a lower dynamic coefficient of friction, Enviroline requires less pump down fluid to operate and is more conducive for reaching further depths in longer laterals.

The majority of our wireline work consists of plug-and-perf completions, which is a multistage well completion technique for cased-hole wells that consists of deploying perforating guns to a specified depth. We deploy proprietary specialized tools like our fully-composite frac plugs through our wireline units. From January 2014 to September 2017, we have completed approximately 62,000 wireline stages in the U.S. with a success rate of over 99%.

Coiled tubing services:    Coiled tubing services perform wellbore intervention operations utilizing a continuous steel pipe that is transported to the wellsite wound on a large spool in lengths of up to 25,000 feet. Coiled tubing provides a cost-effective solution for well work due to the ability to deploy efficiently and safely into a live well using specialized well-control equipment. The live well work capability limits the customer’s risk of formation damage associated with “killing” a well (the temporary placement of heavy fluids in a wellbore to keep reservoir fluids in place), while allowing for safer operations due to minimal equipment handling. Coiled tubing facilitates a variety of services in both new and old wells, such as milling, drilling, fishing, production logging, artificial lift installation, cementing, stimulation and restimulation services. In addition, our units are also used in conjunction with pinpoint hydraulic fracturing operations.

We currently operate 16 coiled tubing units serving the Permian Basin, SCOOP/STACK region and Haynesville markets. Each of our coiled tubing units carries data acquisition and dissemination technology, allowing our customers to monitor jobs via a web interface. Of the 16 coiled tubing units, we consider 11 to be “extended reach” units capable of reaching the toe of wells with total measured depths of 21,500 feet and beyond, including lateral lengths in excess of 12,500 feet, keeping pace with the industry’s most challenging downhole environments. While we specialize in larger-diameter (2 3/8’’ and 2 5/8’’) applications, we also offer 2’’ and 1 1/4’’ diameter solutions to our customers. From April 2014 to September 2017, we have performed approximately 5,400 jobs and deployed more than 103 million running feet of coiled tubing, with a success rate of over 99%.

Production Solutions

The following is a description of the primary service offerings conducted within the Production Solutions business segment:

Well services:    Our well servicing business encompasses a full range of services performed with a mobile well servicing rig (or workover rig) and ancillary equipment throughout a well’s life cycle from completion to plugging and abandonment. Our rigs and personnel install and remove downhole equipment and eliminate obstructions in the well to facilitate the flow of oil and natural gas, often immediately increasing a well’s production. We believe the production increases generated by our well services substantially enhance our customers’ returns and significantly reduce their payback periods. Activities performed with our well servicing rigs can range from the milling of plugs following a plug-and-perf completion, to the installation in repair of artificial lift, to the ultimate plug and abandonment of a depleted well. Key components of our well services success include our geographic footprint, employee culture, fleet of rigs and inventory of equipment. Our operations extend across six major onshore U.S. basins, and our employee culture fosters local relationships within this expansive geographic footprint through excellent customer service and basin-level expertise.

We utilize a fleet of more than 100 rigs, approximately 40% of which are capable of performing completion-oriented work. This fleet of rigs and the inventory of equipment maintained at each of our regional locations are tailored to the needs of our customers in each particular basin. The high-specification rigs we utilize are engineered to perform in the most demanding laterals being drilled in the U.S. today. In addition, we also own and operate auxiliary equipment necessary to support the activities of our rigs, swabbing units, hot oilers, high pressure pump trucks, cementers, vacuum trucks and transport tankers in the basins in which we operate. These complementary services facilitate the production enhancement of existing wells or are called upon to plug and abandon a well at the end of its life. From January 2014 to September 2017, we operated more than 850,000 rig hours. According to the AESC, only 53% of industry reported well service rigs were active or available from January 2015 to September 2017. In contrast, 67% of our rigs have remained utilized in the same period.

Our industry

As a provider of well completion and production services, we participate in the North American onshore completions market and production services markets. Given our broad geographic footprint across North America, as well as our comprehensive completion and production services offerings, we believe that we are able to offer our services to the vast majority of wells in North America. Primarily, we service horizontal wells associated with unconventional resources, but are able to complete any onshore well drilled in North America, from shallow conventional vertical wells to the most technically demanding extended reach horizontal wells. Our production services business is similarly capable of servicing any onshore North American well.

Completion services prepare a previously drilled well for production, including providing entry points from the drilled wellbore into the surrounding deep rock formations and ensuring isolation between the individual frac stages to enable hydraulic fracturing and stimulation treatments to be more effectively executed. In horizontal wells, multistage completions typically start with a stage at the far end of the lateral, often referred to as the “toe.” Each subsequent stage is completed in succession, moving from the toe at the end toward the vertical section of the wellbore. After each stage is completed, the next stage is isolated from the one before it. The process is comparable in vertical wells, with the first stage beginning at the deepest point, and moving sequentially upward with the last completed stage at the shallowest depth.

There are two primary techniques currently used in the completion of unconventional wells, both of which we are able to execute for our customers. The most common is plug-and-perf, which is most frequently applied when the well casing or lining has been cemented in place. With plug-and-perf completions, a frac plug must be pumped downhole prior to a wireline-conveyed perforating gun detonating explosives downhole. This creates holes in a section of the wellbore casing, enabling that section to be hydraulically fractured through these perforations. After that section or “stage” has been fractured, it is isolated from the next stage to be completed using another frac plug. This process of stage isolation, perforation and hydraulic fracturing is repeated until the desired number of stages has been placed. After all of the stages have been hydraulically fractured, a coiled tubing unit or workover rig is required to mill out the frac plugs prior to the well being placed on production.

The second commonly used completion technique is known as a “pinpoint frac sleeve system” that is used in both open hole or cemented well configurations. This method uses sliding sleeves that have been installed as part of the well casing using packers on either side for zonal isolation in an open hole application. In a cemented application, zonal isolation is achieved by cementing the casing and sleeves in the wellbore. Once activated via a ball and seat activator or coiled tubing, the sleeves open providing a conduit to the reservoir, enabling the wellbore to be stimulated. This completion technique does not require intervention to pump down or remove frac plugs and requires significantly less pumping time and well intervention. This completion technique also reduces the time to bring a well online. We are able to effectively provide completion services using either plug-and-perf or pinpoint frac sleeve system methodology, allowing us to satisfy the preferences of a broader customer base.

The participants in the completion services sector include large, international oilfield services companies (including Halliburton Company, Schlumberger Limited, Baker Hughes Incorporated and Weatherford International Ltd.) as well as smaller, independent companies that may focus on a specific service category or operate primarily on a regional basis. Other than those firms that primarily focus on hydraulic fracturing, there are few completion services companies that offer a comprehensive suite of completion services and have a geographic footprint across all major onshore North American basins. We believe our ability to provide a range of completion services and address a broad market opportunity positions us well to compete in the onshore completions market. For example, even during the recent industry downturn that began in late 2014, which resulted in an intensified competitive environment, we were able to gain market share and effectively compete in the onshore completions market. Our wireline services and completion tools were used in 8% of total frac stages completed in 2016, a market share that we have maintained through the first nine months of 2017, as compared to 5% in 2014 based on Spears & Associates, Inc. data on total frac stages completed for those periods. In addition, although the overall level of rigs working remains lower than it was in 2014, we increased our market share within our cementing services from 2014 to September 30, 2017. For example, the number of drilling rigs our cementing crews followed in West Texas increased from 10% of total rigs working in West Texas as of December 31, 2014 to 13% as of September 30, 2017, and the number of drilling rigs our cementing crews followed in South Texas increased from 17% of total rigs working in South Texas as of December 31, 2014 to 28% as of September 30, 2017.

Industry trends

Our business depends to a significant extent on the level of unconventional resource development activity and corresponding capital spending of oil and natural gas companies onshore in North America. These activity and spending levels are strongly influenced by the current and expected oil and natural gas prices. We believe that the following trends will positively impact the completion and production services markets, and providers of comprehensive completion solutions in particular, in the coming years:

Increasing global demand for crude oil and natural gas

We believe that increasing global demand for hydrocarbons over time will cause increased demand for oilfield services. This growing demand is being driven by global economic growth, including rapid growth among emerging industrializing countries globally. According to BP p.l.c.’s 2017 Energy Outlook, global natural gas demand and global liquids demand are expected to increase at a cumulative annualized growth rate of 1.6% and 0.7%, respectively, through 2035. This growth is illustrated by the following charts:

Global Liquids Demand

(Million tons oil equivalent)

Source: BP Energy Outlook

Global Natural Gas Demand

(Million tons oil equivalent)

Source: BP Energy Outlook

Improving onshore North American market

Oil and natural gas prices declined significantly between the third quarter of 2014 and the first quarter of 2016, when the closing price of oil reached a 12-year low of $26.19 per barrel and the closing price of natural gas reached an 18-year low of $1.49 per MMBtu. This substantial decline in oil and natural gas prices caused a reduction in activity for the majority of our customer base and their corresponding spending on our services.

Oil and natural gas prices have since gradually increased, a positive trend that was bolstered in the fourth quarter of 2016 when members of the Organization of Petroleum Exporting Countries and certain other oil-producing nations agreed to reduce their oil output. The prices of oil and natural gas as of November 10, 2017 were $56.75 per barrel and $3.14 per MMBtu, respectively. These prices represent improvements of 117% and 111% respectively, from first quarter of 2016 lows of $26.19 per barrel for oil and $1.49 per MMBtu for natural gas. The U.S. Energy Information Administration (the “EIA”) expects oil prices will continue to increase in future years and, according to its Annual Energy Outlook 2017, projects average crude prices of $59.83 and $68.48 per barrel in 2018 and 2019, respectively. This price recovery, together with significant cost and efficiency improvements in unconventional resource extraction, has stimulated an increase in onshore completions activity, as evidenced by a strong rebound in onshore rig count. According to Baker Hughes’ North American Rig Count, the number of active drilling rigs in the United States has increased to 907 as of November 10, 2017, an increase of 125% since the low of 404 reported on May 27, 2016. We believe North American onshore unconventional resources are positioned to capture a growing portion of global oil and gas resource capital spending, supported by its competitive cost positioning and relatively low political, reservoir and legal risks as compared to other producing regions. If the current price environment holds or continues to improve, we expect a further increase in demand for our services.

Additionally, we believe that the short-cycle, repeatable nature of North American onshore unconventional resource projects will continue to attract capital from the E&P industry during a time of perceived commodity price volatility. This has been evidenced by the heightened level of mergers and acquisitions in what are believed to be highly economic unconventional resource plays such as the Permian Basin in West Texas and the SCOOP / STACK Formations in Oklahoma. The trend has been for well-capitalized public E&P companies to acquire smaller, privately held E&P companies, with the aim of accelerating development activity on the acquired asset base. We believe that this trend will drive increases in demand for completion and production services such as ours.

Growth of North American unconventional resource production through horizontal drilling

The combination of horizontal drilling with hydraulic fracturing, and the ongoing refinement of these techniques have added considerable resource potential in recent years, with multi-billion barrel fields of oil and trillions of cubic feet of natural gas discovered over the last five years. According to Baker Hughes, the horizontal rig count increased 205% between 2007 and 2014, with horizontal rigs making up 91% of active rigs as of December 30, 2016. Driven by this increase in horizontal drilling, U.S. production volumes from tight oil resources grew between 2007 and 2016 at a cumulative annual rate of 28%. Drilling techniques related to unconventional resources often benefit from tighter acre-spacing and multi-well pad drilling, increasing number of wells drilled relative to conventional methods, which drives increased completions spending and in turn benefits our business.

U.S. Active Rig Count

Source: Baker Hughes; Percentages at year end

U.S. Tight Oil Production

(million barrels per day)

Source: EIA; Volumes at year end

Compounding secular themes driving increased completion intensity

As extracting methods have been refined, E&P companies have exhibited a preference towards extended lateral length, increased cluster density and more numerous hydraulic fracturing stages per well in order to increase well productivity. These trends have led to significant efficiency gains for E&P companies, allowing them to extract oil and gas in greater volumes and at lower cost, and have driven additional demand for our industry’s services on a per well basis by significantly increasing the service intensity required for each well. Each of these themes independently requires incremental completion services and related products as longer laterals, more stages, increased cluster density, added complexity, and more technically demanding wells generally translate to more cement, more plugs, more sleeves, more guns, and more expertise needed by our customers.

Extended well lateral length

•

Average lateral length has increased by nearly 1,000 feet from 2014 to 2016, a trend that is expected to continue going forward. While the average 2018 projected horizontal well lateral length is 8,706 feet, there are currently wells being drilled that are much longer, with some reaching over 20,000 feet. The following chart illustrates this trend of increasing lateral lengths:

Historical and Projected Average U.S. Lateral Length

(feet)

Source: Spears & Associates, Inc., July 2017

Increased stages per well and in aggregate

•

Average U.S. frac stages have increased significantly in recent years, representing a trend that is expected to continue. Average stages per well grew to 29 from 22 between 2014 and 2016, representing an increase of 30% over two years. This is expected to continue at a compounded annual growth rate of 13% from 2016 through 2018. While the 2018 projected average frac stages is 37, there are currently wells that have a much higher stage count, with some utilizing over 100 stages. The following chart illustrates this trend of increasing stage counts:

Historical and Projected Average U.S. Frac Stages

Per Horizontal Well

Source: Spears & Associates, Inc., July 2017

The increase in stage counts per well, coupled with the expected increase in drilling activity, is expected to drive an increase in the aggregate number of frac stages in the United States. The number of frac stages is expected to increase 161% from approximately 266,472 in 2016 to approximately 696,687 in 2018, according to Spears & Associates, Inc., as illustrated in the following chart:

Historical and Projected Frac Stages in the U.S. (‘000s)

Source: Spears & Associates, Inc., July 2017

Increasing rig efficiency

•

Techniques being used by E&P companies, including multi-well pad development programs, have led to improved rig efficiencies, resulting in more horizontal wells drilled per rig. Coupled with longer laterals, this trend indicates that demand for well completion services can be expected to outpace standalone rig growth. The co-location of wells on a single pad also allows for more efficient access to wellbores and sharply reduces the mobilization and de-mobilization time between completion and production service jobs. This efficiency improves our operating leverage and allows us to provide our services more efficiently.

Unconventional drilling trends are increasing need for new completions technologies, techniques and equipment

The development of unconventional oil and gas resources is driving the need for new technologies, completion techniques and equipment to help increase recovery rates, lower production costs and accelerate field development. We believe that market trends are changing the method by which resource companies select service suppliers, becoming more focused on service companies’ ability to successfully perform on highly technical, complex horizontal wells with higher capital investment and risk. We are working with our customers to develop customized downhole systems to generate higher efficiencies and increase production. As lateral lengths become increasingly longer, operators will need new solutions and technologies to reach these farther lengths. This includes, but is not limited to, toe initiation technology, dissolvable technology and sleeve systems. We are utilizing internal resources and striking strategic partnerships with manufacturing and engineering companies to provide forward-leaning technology for our customers. We believe our technical expertise provides us with an advantage, particularly when it comes to longer lateral wells where many of our competitors do not have our capabilities or expertise. As operators continue to see significant production uplift, we see significant growth opportunity to provide highly technical services and technology.

The recent cyclical downturn reduced the number of service providers, deployable capacity and skilled workforce

Throughout the last decade, there has been an increase in the demand for completion services. This growth in demand was met with an influx of new companies providing such services, including many small privately owned companies. Since late 2014, the significant decline in well drilling and completion activity has led to industry consolidation and attrition. We believe industry consolidation and the resulting reduction in competition will position us to succeed as demand for the industry’s services continues to increase. In addition to the reduction in the number of service providers with deployable equipment, public companies in our industry are estimated to have reduced their aggregate headcount by at least 170,000, or over 25 percent of, total oilfield service employees from late 2014 to July 2016. We believe that companies that have remained relatively active during the industry downturn, such as ours, will benefit from having and retaining skilled personnel as demand for our industry’s services increases. Additionally, we believe that oilfield services companies that are relatively asset light, like us, will better be able to maintain or grow their business activity levels in a challenging labor environment.

Growing backlog of aging producing wells, many of which were not well maintained through the recent cyclical downturn

The increase in drilling activity demonstrated in recent years, coupled with the shift toward unconventional resource extraction, has resulted in a substantial and growing inventory of producing unconventional wells. As E&P operators made investment decisions during the recent downturn, capital allocations for well maintenance programs were reduced. As a result, there is a substantial inventory of wells that failed during the downturn and remain offline, and a backlog of poorly maintained producing wells. These failed wells will require maintenance spending to be brought online, in the same way that drilled but uncompleted wells (DUCs) require completions spending to be brought online. Similarly, this backlog of poorly maintained wells are more likely to fail or require workover servicing going forward. We believe that the recent increase in commodity prices has improved the economics of workover and other well servicing programs, and will drive demand for our production services at an accelerated rate going forward compared to 2015 and 2016.

Our competitive strengths

We believe that the following strengths differentiate us from many of our competitors and will contribute to our ongoing success:

Technology-driven business model enhances ability to capitalize on industry trend towards more technically demanding unconventional wells

We invest in innovative technology and equipment designed for modern completion and production techniques that increase efficiencies and production for our customers. North American unconventional onshore wells are increasingly characterized by extended lateral lengths, tighter spacing between hydraulic fracturing stages, increased cluster density and heightened proppant loads. Drilling and completion activities for wells in unconventional resource plays are extremely complex, and downhole risks and operating costs increase as the complexity and lateral length of these wells increase. For these reasons, E&P companies with complex wells generally prefer to partner with technically-proficient, established service companies that are capable of providing the necessary equipment and techniques to complete the services safely, efficiently and with a focus on operational excellence. We believe that these unconventional wells will comprise a growing portion of the market, and that our comprehensive completion service and solutions offerings position us well to capture this growing market.

We have developed a suite of proprietary downhole tools, products and techniques, such as the Scorpion Fully-Composite PlugTM, Scorpion Dissolvable Plug, SmartStart PLUSTM, Flow GunTM, Coil Frac Sleeve System, EON Ball Drop System and Storm Re-Frac PackerTM, through both internal resources as well as strategic partnerships with manufacturers and engineering companies looking for a reliable and expansive channel to market. We have also made an investment in an advanced electromagnetic (EM) fracture monitoring service, Deep Imaging

Technologies, which allows our customers to measure fracture efficacy, informing well spacing and infill development decisions. We believe we have become a “go-to” service provider for piloting new technologies across the U.S. and Canada because of our service quality and scale. These strategic partnerships provide us and our customers with access to unique downhole technology from independent innovators. This also allows us to minimize exposure to potential technology adoption risks and the significant costs associated with developing and implementing R&D internally. Our internal resources are focused on evolving our existing proprietary tools to stay on trend and ensure quicker, lower cost completions for our customers.

Customized solutions offerings and a differentiated level of customer service

We are able to provide customized solutions for all completion types across North America, including plug-and-perf, pinpoint frac sleeve systems and hybrid wells. Our comprehensive completion service offerings, together with our complementary production services, enable us to deliver the most value to our customers throughout the life of the well. Through our strong relationships with our customers, we maintain a continuous dialogue and real-time feedback loop, allowing us to remain nimble and evolve our service offerings in concert with changing demands from our customers. We believe that our ability to be highly responsive to customers and nimbly address requests for changes in service delivery is a distinct competitive advantage and a cornerstone of our brand.

Established presence in all major onshore basins in both the U.S. and Canada

We operate in all major onshore basins in both the U.S. and Canada, including the Permian Basin, Marcellus and Utica Shales, Eagle Ford Shale, SCOOP / STACK Formation, Bakken Formation, Haynesville Formation and Western Canada Sedimentary Basin. We provide our services through strategically placed operating facilities located in-basin throughout North America. This local presence allows us to quickly respond to customer demands and operate efficiently. Additionally, through our extensive footprint, we are able to track and implement best practices around completion and production trends and technology across all divisions and geography.

The following map demonstrates our geographic footprint. In the first nine months of 2017, we derived 39% of our revenue from the Permian Basin, 19% from the Marcellus and Utica Shales, 10% from the Eagle Ford Shale, 8% from the Haynesville Formation, 8% from the Midcontinent, 6% from the Bakken Formation, 4% from the Western Canada Sedimentary Basin, 4% from the Rockies region and 2% from the Barnett Shale.

We believe that our strategic geographic positioning will benefit us as activity increases in our core operating areas. Our broad geographic footprint provides us with exposure to the ongoing recovery in drilling and completion activity and will allow us to opportunistically pursue new business in basins with the most active drilling environments.

Returns-focused business model with high operational leverage

We are focused on generating attractive returns on capital for our stockholders. Our completion and production services require less equipment and fewer people than many other oilfield service lines. Unlike pressure pumping, the increase in oil and gas well completion intensity does not significantly impact our equipment. The rising level of completion intensity in our core operating areas contributes to improved margins and returns for us on a per job basis. This provides us significant operational leverage, and we believe positions us well to continue to generate attractive returns on capital as industry activity increases and the market for oilfield services improves. As part of our returns-focused approach to capital spending, we are focused on maintaining a capital efficient program with respect to the development of new products. We do not make large investments in R&D; instead we primarily rely on strategic partnerships with oilfield product development companies, who view us as an attractive distribution platform for their products. This allows us to benefit from new products and technologies while minimizing our R&D expenditures. We believe our ROIC generally exceeds that of many other oilfield service providers. For a definition of ROIC, which is a non-GAAP financial measure, see “Prospectus summary—Summary financial data—Non-GAAP financial measures.”

Experienced and entrepreneurial management team and board of directors with a successful track record of executing growth and acquisition strategies

The members of our management team and board of directors have a blend of operating, financial and leadership experience in the industry, that we believe provides us with a competitive advantage. We have a deep management team, with experienced mid-level and field managers, many of whom previously started and managed smaller independent onshore oilfield services companies. Our management team has an average of over 20 years of experience in the oilfield service industry, and our field managers have expertise in the geological basins in which they operate and understand the regional challenges that our customers face. We believe this experience provides our management team with an in-depth understanding of our customers’ needs, which enhances our ability to deliver innovative, customer-driven solutions throughout varying industry cycles, which in turn strengthens our relationships with our customers. Many members of our senior management team are entrepreneurs and company founders who joined our company and remain major stockholders, and over 80% of company founders who joined our company continue to be a part of our company today. This is an important part of our growth-focused corporate culture. We focus on partnering with the right management teams and companies, which has enabled us to identify and acquire high-quality businesses with a similar culture to us and synergistically integrate them into our existing operation. Nine has completed four acquisitions as well as the Combination with Beckman. We believe this significant experience in identifying and closing acquisitions will help us identify additional attractive acquisition opportunities in the future. In addition, we believe that our extensive industry contacts and those of SCF Partners, our equity sponsor, will facilitate the identification of acquisition opportunities. See “Prospectus summary—Our equity sponsor” for information regarding SCF Partners.

Balance sheet flexibility to selectively pursue accretive growth avenues

On a pro forma basis giving effect to (i) the entry into our new credit facility and (ii) this offering and the use of a portion of the net proceeds therefrom, together with term loan borrowings under our new credit facility, to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, as of September 30, 2017, we would have had $         million of cash on hand, $125 million in term loan borrowings and $50 million of revolver availability under our new credit facility, providing us with the flexibility to pursue opportunities to grow our business. See “ Prospectus summary—Recent developments—Our new under credit facility” for information regarding our new credit facility, under which we expect to make term loan borrowings concurrently with, and conditioned upon, the consummation of this offering. Given our broad geographic and services footprint and strong reputation in the industry, we believe that we will have significant optionality to grow in existing service areas or expand into new areas as demanded by our customers.

Our business strategies

Our company strategy is very focused on returns on invested capital achieved through serving our customers’ needs to help maximize production and drive cost efficiencies through a unique combination of technology and service. We expect to achieve this through the following strategies:

Continue to innovate and enhance our technology-driven offerings

We intend to continue to invest and develop new technologies, techniques and equipment to provide our customers with continuously innovating services and the tools of tomorrow needed to efficiently complete and produce the most complex wells. The growth of unconventional oil and gas resources drives the need for new technologies, completion techniques and equipment to increase recovery rates, lower production costs and accelerate field development. Our customers operate in an extremely competitive environment, and they demand technology-driven service and innovative tools suitable for the most modern completion and production techniques. We have instilled in our employees a culture of innovation and open communication with both our customers and management to be the first responders to our customers’ need for the next innovation or tool. We will continue to listen and learn from operators and experts in the field to facilitate a fast and informative feedback loop that allows us to stay ahead of customers’ needs and share industry best practices across basins. With this real-time information, we seek strategic partnerships and accretive acquisitions with companies and innovators that specialize in developing new production equipment and technologies. We believe that our real-time access to information and focus on technology-driven innovation and efficiency will continue to differentiate us from our competitors and will drive our success with customers that demand a technologically focused and tailored approach.

Continue to focus on service quality and flawless wellsite execution

A successful completion requires both the implementation of a variety of technologies and the commitment to wellsite execution. As well complexities continue to increase, service quality becomes a key criteria used by operators in selecting their oilfield service providers. An E&P operator’s downhole risks and operating costs increase as the complexity and lateral lengths of wells increase. Our customers demand high quality service with fast and nimble responses. We seek to meet this demand by developing our employees through extensive classroom and on the job training, as well as HSE and DOT training programs. This also enables us to have a flatter organization and empower employees throughout all levels of the company. Our employees’ extensive knowledge and training allows for more autonomy in the field, ultimately reducing response time and establishing trust with our customers. We continue to develop and implement comprehensive metrics and company standards while allowing our regional leadership to operate autonomously in accordance with those standards. We believe this nimble, customer-focused approach to service will allow us to increase efficiencies for our customers and drive success for our company.

Continue to capitalize on efficiencies being demanded by our customer base

Our customers are increasingly focused on driving efficiencies in drilling and completion techniques of unconventional wells. This focus has led to an increase in the adoption of pad drilling, zipper fracs and other techniques intended to reduce the time and cost inherent in drilling and completing wells. We believe that we are well-positioned to benefit from these efficiencies, which allow us to complete a greater number of jobs (such as stages, plugs or drillouts) with fewer workers and minimal capital maintenance and equipment, ultimately generating additional revenue and better margins. Prior to the adoption of longer laterals, more stages and pad drilling, the completion of 100 stages would require approximately ten wireline, coil or workover units (one unit per well). The increase in operating efficiencies of our E&P customers produced by developments in horizontal drilling have produced efficiencies in our operations. For example, operators in the current environment are completing 100 stages at a single pad, allowing us to send one unit and two crews to location. We now require less people and equipment to generate the same stage counts or drillouts. In 2014, we averaged approximately 5.5 stages per employee per month compared to approximately 7.1 stages per employee per month in 2016 and approximately 7.3 stages per employee per month throughout the first nine months of 2017. Additionally, we completed approximately 27 stages per well in 2014, 28 stages per well in 2015, 40 stages per well in 2016 and 48 stages per well throughout the first nine months of 2017. We have and will continue to be aligned to our customers’ efficiencies, which drive down our costs and increase our utilization.

Leverage our strategic footprint to pilot new technologies and share best practices

Our strategy includes leveraging our broad geographic and services footprint, customer network and strong reputation in the industry to serve as a channel to market for new and innovative technology and communicate best practices internally and to our customers. Having a local presence within each basin allows us to provide more responsive customer service, as well as significant exposure to every type of completion methodology and technology across North America. This expertise and knowledge is quickly shared across the company allowing us to inform customers, modify techniques and introduce new technology across all basins. For example, we have successfully leveraged our Canadian team that has helped introduce new technologies across the company, including a new coated wireline recently deployed in the SCOOP / STACK formation and the Permian Basin. We will continue to bring innovative best practices to our customers and alter completion applications to help customers maximize production. With a broad geographic footprint, we are also the ideal service provider for manufacturing, engineering and independent innovators looking for a reliable channel to market for new technology. We provide exposure to a large customer base across all major North American basins coupled with a high quality sales team with the ability to capture market share and promote new products in every onshore basin in North America. We will continue to establish regional locations to maintain high quality customer service, implement best practices and seek strategic partnerships.

Grow our product and service offerings through internal development, strategic partnerships and accretive acquisitions

We anticipate demand for our services to increase over the medium- and long-term throughout all onshore basins in North America. We plan to drive growth both organically and through strategic partnerships and accretive acquisitions. Our organic growth strategies, which focus on continuing to provide customers with exceptional service and a comprehensive array of technology-based solutions, give us a cost effective way of growing our revenue base by leveraging our existing infrastructure and customer network. Our organic growth initiatives target areas that are expected to provide the highest economic return while taking into consideration strategic goals, such as growing or maintaining our key customer relationships. To complement our organic growth, we intend to continue to enter into strategic partnerships, including with technology-focused companies to enhance our ability to provide technologically-advanced solutions at a comparatively lower cost. We also intend to continue to actively pursue targeted, accretive acquisitions that will enhance our portfolio of products and services, market positioning or geographic presence. We seek potential acquisition targets with cultures compatible with our recognized service quality and forward-looking company culture. While we operate in all major onshore basins in both the U.S. and Canada, we do not currently offer all of our services in each of these basins. We plan to efficiently leverage our existing infrastructure in select basins to grow the breadth of our service offerings. We believe this will provide us with a cost-effective way to offer additional, complementary services to existing customers, thereby offering them a more comprehensive service offering and allowing us to respond more quickly to their needs and enhancing our revenue generation potential.

Maintain a strong balance sheet to preserve operational and strategic flexibility

We intend to maintain a conservative approach to managing our balance sheet, which allows us to better react to changes in commodity prices and related demand for our services as well as overall market conditions. We carefully manage our liquidity and debt position through monitoring our cash flows and spending levels. We intend to use a portion of the proceeds from this offering and term loan borrowings under our new credit facility to repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. We also intend to improve our liquidity with availability under our new credit facility. On a pro forma basis giving effect to (i) the entry into our new credit facility and (ii) this offering and the use of a portion of the net proceeds therefrom, together with term loan borrowings under our new credit facility, to fully repay all outstanding borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, as of September 30, 2017, we would have had $         million of cash on hand, $125 million in term loan borrowings and $50 million of revolver availability under our new credit facility, providing us with the flexibility to pursue opportunities to grow our business.

Our history and the combination

We were formed on February 28, 2013 through a combination of three service companies owned by SCF, the first of which was acquired in March 2011. Our foundation consisted of an entrepreneurial team with proven industry expertise and technological solutions for well completions, which we have continued to build upon organically and through acquisitions. We subsequently acquired Peak Pressure Control in August 2013, Dak-Tana Wireline in April 2014, Crest Pumping Technologies in June 2014 and G8 Oil Tool and its intellectual property related to its Scorpion frac plug in September 2015. These acquisitions provided us additional size, scale, product and service diversity and capabilities as well as an expanded geographic footprint. We have focused on the integration of these companies to create one united brand, culture and vision, while combining their expertise to develop customized completion solutions to the market.

On February 28, 2017, we merged with Beckman, a growth-oriented oilfield services company that provides a wide range of well service and coiled tubing services. Pursuant to the Combination, all of the issued and outstanding shares of Beckman common stock were converted into shares of our common stock, other than 1.6% of Beckman shares paid in cash. Prior to the Combination, Beckman was also an SCF Partners portfolio company since July 2012. A key strategic rationale for the Combination was to enhance our ability to serve customers and our growth potential through broader product lines and basin diversification, enabling us to cross-sell our products and compete with larger companies. For more information on the Combination, see “Certain relationships and related party transactions—The Combination.”

Sales and marketing

Our sales activities are conducted through a network of sales representatives and business development personnel, which provides us coverage at both the corporate and field level of our customers. Sales representatives work closely with local operations managers to target potential opportunities through strategic focus and planning. Customers are identified as targets based on their drilling and completion activity, geographic location and economic viability. Direction of the sales team is conducted through weekly meetings and daily communication. The Completion Solutions team is led by a Vice President or Director of Sales within the service line that reports to the segment President. Our marketing activities are performed internally with input and guidance from a third party marketing agency. Our strategy is based on building a strong North American brand though multiple media outlets including our website, select social media accounts, print, billboard advertisements, press releases and various industry-specific conferences, publications and lectures. We have a technical sales organization with expertise and focus within their specific service line. We focus on organic growth through “cross-selling” of services and marketing excellence through brand service quality, technology and metrics of success. We accomplish this through communication across sales and operations departments and regions to share best practices and leverage existing customer relationships.

New product development and intellectual property

Our engineering and technology efforts are focused on providing efficient and cost-effective solutions to maximize production for our customers across major North American onshore basins. We have dedicated resources focused on the internal development of new technology and equipment, as well as resources focused on sourcing and commercializing new technologies through strategic partnerships. Our sales and earnings are influenced by our ability to successfully introduce new or improved products and services to the market.

We have developed a suite of proprietary downhole tools, products and techniques through both internal resources, as well as strategic partnerships with manufacturers and engineering companies looking for a reliable and expansive channel to market. Examples of our technology includes:

•

Scorpion Fully-Composite PlugTM: Our patented packer-style fully composite plug is designed to provide zonal isolation in a multi-stage well completion. We offer a diverse product group of fully-composite plugs for the use in 3.5” to 5.5” well casings used today, as well as a unique Scorpion Extended Range plug offering. Our Extended Range plugs are used in demanding well applications where operators have to negotiate tough mechanical casing internal diameter restrictions. With the Scorpion plug’s shorter length, nonmetallic casing anchor slips and robust engineered design, our plugs provide superior reliability and greatly reduced drill-out times.

•

Scorpion Dissolvable Plug: We recently developed and completed successful trials of our Scorpion Dissolvable Plug, a high performance plug designed to provide zonal isolation that is made entirely from proprietary materials that dissolve over time based on temperature and salinity. The Dissolvable plug has a large ID to assist immediate flowback, while ultimately leaving the wellbore unobstructed for production and eliminating the risk and costs of conventional plug removal.

•

SmartStart PLUSTM: We currently have exclusive distribution rights in the northeastern U.S. and with certain customers in other regions for the SmartStart frac valve. The SmartStart frac valve is an interventionless time-delayed pressure-activated frac sleeve that eliminates the need for tubing or pipe conveyed perforating when completing the toe stage of horizontal wells. The SmartStart frac valve is deployed on production string and allows operators to achieve a maximum casing pressure test and begin frac operations up to nine times faster, greatly cutting cost and reducing risk during toe stage completions.

•

Storm Re-Frac PackerTM: We recently entered into an exclusive North American arrangement to deploy the Storm Re-Frac Packer, a system that allows our customers to re-stimulate their existing wells using standard size plug-and-perf procedures to extend and enhance their production profiles with minimal flow restriction during stimulation. Our systems provide completion efficiencies at the wellsite by reducing our customers’ equipment needs and stimulation time and allowing for specific zonal treatment.

•

FlowGunTM: We recently completed successful trials on our patented FlowGun technology. The FlowGun is a stage one interventionless casing-conveyed perforating technology that eliminates the need to run wireline or coil tubing and requires no electronic detonation. This new technology allows customers to perform a maximum pressure test, perforate stage one more efficiently with less risk and with no lateral length limitations. The FlowGun manages several downhole jobs with one tool and one crew, increasing efficiency with the entire process taking no more than one hour.

•

EON Ball Drop System: We recently entered into an exclusive North American arrangement to provide the EON Single Size Ball Drop Sleeve System. This completely interventionless completion tool system can be used in both cemented and non-cemented applications and utilizes a single-size ball to activate pinpoint frac sleeves run downhole on the well casing. This system enables operators to reduce their footprint and time on the well site creating efficiencies and reducing costs.

•

Coil Frac Sleeve System: We recently entered into an agreement becoming the exclusive provider of a Coil Frac Sleeve System in the United States. This system utilizes coiled tubing to deploy a resettable frac packer which is used to open and isolate frac sleeves that have been installed as an integral part of the casing. This frac packer can also be used where no frac sleeves have been installed by abrasive cutting perforations in the casing.

We strike strategic alliances with manufacturing and technology companies to be the exclusive distributor and service provider of downhole technology across a variety of basins in North America. In these partnerships, we have exclusive rights to market and sell technology unavailable to any other service providers in the designated regions. With these partnerships, we sell the technology directly to the customer and order from the manufacturer on an as-needed basis, with no minimum volume requirements and without having to hold excess inventory.

We currently hold six U.S. and two Canadian patents and two pending U.S. and three pending Canadian patent applications relating to our Scorpion Fully-Composite PlugTM. We also have five U.S. patents, one Canadian patent, one pending U.S. and one pending Canadian patent application relating to our FlowGunTM completion tool. In addition we have entered into strategic partnerships with respect to the SmartStart PLUSTM toe valve, QuickStartTM frac valve, Coil Frac Sleeve System, EON Ball Drop System, and the StormTM, ForceTM, CenturionTM completion product line for the frac and re-frac market. Although in the aggregate our patents, licenses and strategic partnerships are important to us, we do not regard any single patent, license or strategic partnership as critical or essential to our business as a whole. In general, we depend on our technological capabilities, customer service oriented culture and application of our know-how to distinguish ourselves from our competitors, rather than our right to exclude others through patents or exclusive licenses. We also consider the quality and timely delivery of our products, the service we provide to our customers, and the technical knowledge and skill of our personnel to be more important than our registered intellectual property in our ability to compete.

We believe we have become a “go-to” service provider for piloting new technologies across North America because of our service quality, execution at the wellsite and scale. These strategic partnerships provide us and our customers with access to unique downhole technology from independent innovators. This also allows us to minimize exposure to potential technology adoption risks and the significant costs associated with developing and implementing R&D internally. Our internal resources are focused on evolving our existing proprietary tools to stay on trend and ensure quicker, lower completion and production costs for our customers.

Customers

Our customer base includes a broad range of integrated and independent E&P companies. For the year ended December 31, 2016, our top five customers collectively accounted for approximately 30% of our revenues. For the year ended December 31, 2016, one customer, Pioneer Natural Resources Company, accounted for more than 10% of our revenues.

Competition

We provide our services and products across the United States and Canada and we compete against different companies in each service and product line we offer. Our competition includes many large and small oilfield service companies, including the largest integrated oilfield services companies. We believe that the principal competitive factors in the markets we serve are technology offerings, wellsite execution, service quality, technical expertise, equipment capacity, work force competency, efficiency, safety record, reputation and experience. Additionally, projects are often awarded on a bid basis, which tends to create a highly competitive environment. We seek to differentiate our company from our competitors by delivering the highest-quality services, technology and equipment possible, coupled with superior execution and operating efficiency in a safe working environment. By focusing on cultivating our existing customer relationships and maintaining our high standard of customer service, technology, safety, performance and quality of crews, equipment and services, we believe we are equipped for continued growth and success in a competitive market.

Our major competitors for our completion solutions include Halliburton Company, Schlumberger Limited, Baker Hughes Incorporated, Weatherford International Ltd., C&J Energy Services, Inc. and a significant number of locally oriented businesses. Our major competitors for our production solutions include Pioneer Energy Services Corp., Key Energy Services, Inc., Basic Energy Services, Inc., Superior Energy Services, Inc. and a significant number of locally oriented businesses.

Suppliers

We purchase a wide variety of raw materials, parts and components that are manufactured and supplied for our operations from various suppliers. We are not dependent on any single supplier for those parts, supplies or materials. During the year ended December 31, 2016, no single supplier of the materials used in our services from various suppliers exceeded 10% or more of our materials or equipment as a percentage of overall costs.

To date, we have generally been able to obtain the equipment, parts and supplies necessary to support our operations on a timely basis. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and/or products by one of our suppliers, we may not always be able to make alternative arrangements. In addition, certain materials for which we do not currently have long-term supply agreements could experience shortages and significant price increases in the future. As a result, we may be unable to mitigate any future supply shortages and our results of operations, prospects and financial condition could be adversely affected.

Properties

We believe our facilities are in good condition and suitable for our current operations. The following table describes the material facilities owned or leased by us as of September 30, 2017:

Segment	Location	Basin/ Region	Leased or owned	Principal/most significant use
Headquarters	Houston, TX	—	Leased	Corporate Headquarters / Administrative
Headquarters	Houston, TX	—	Leased	Corporate Headquarters / Administrative
Completion	Athens, TX	—	Leased	Operations
Completion	Baker, MT	Bakken	Owned	Operations/Administrative
Completion	Calgary, AB, Canada	—	Leased	Administrative
Completion	Cheyenne, WY	Rockies	Leased	Operations
Completion	Dickinson, ND	Bakken	Leased	Operations/Administrative
Completion	Enid, OK	SCOOP/STACK	Leased	Operations/Administrative
Completion	Fort St. John, BC, Canada	WCSB	Leased	Operations
Completion	Fort Worth, TX	—	Leased	Administrative
Completion	Grand Prairie, AB, Canada	WCSB	Leased	Operations

Segment	Location	Basin/ Region	Leased or owned	Principal/most significant use
Completion	Hobbs, NM	Permian	Leased	Operations
Completion	Jacksboro, TX	Barnett	Leased	Operations
Completion	Kilgore, TX	Haynesville	Leased	Operations/Administrative
Completion	Marietta, OH	Marcellus/Utica	Leased	Operations
Completion	Midland, TX	Permian	Leased	Operations
Completion	Midland, TX	Permian	Owned	Operations/Administrative
Completion	Midland, TX	Permian	Leased	Administrative
Completion	Monahans, TX	Permian	Leased	Operations/Administrative
Completion	Pleasanton, TX	Eagle Ford	Leased	Operations
Completion	Poolville, TX	—	Owned	Operations
Completion	Red Deer, AB, Canada	WCSB	Leased	Operations
Completion	Shawnee, OK	SCOOP/STACK	Leased	Operations
Completion	Sweetwater, TX	Permian	Leased	Operations
Completion	Ulster, PA	Marcellus/Utica	Leased	Operations
Completion	Washington, PA	Marcellus/Utica	Leased	Operations
Completion	Whitecourt, AB, Canada	WCSB	Leased	Operations
Completion	Williston, ND	Bakken	Owned	Operations
Completion	Williston, ND	Bakken	Owned	Operations/Administrative
Production	Big Lake, TX	Permian	Owned	Operations/Administrative
Production	Casper, WY	Rockies	Owned	Operations/Administrative
Production	Douglas, WY	Rockies	Owned	Operations/Administrative
Production	Edgerton, WY	Rockies	Owned	Operations/Administrative
Production	Gaylord, MI	Antrim	Owned	Operations
Production	Gillette, WY	Rockies	Leased	Operations/Administrative
Production	Harrison, MI	Antrim	Owned	Operations
Production	Hennessey, OK	SCOOP/STACK	Owned	Operations
Production	Kalkaska, MI	Antrim	Owned	Operations/Administrative
Production	Mesick, MI	Antrim	Owned	Operations
Production	Midland, TX	Permian	Owned	Operations/Administrative
Production	Powell, WY	Rockies	Owned	Operations/Administrative
Production	Thermopolis, WY	Rockies	Leased	Operations/Administrative
Production	Tioga, ND	Bakken	Leased	Operations
Production	Worland, WY	Rockies	Leased	Operations

Seasonality

Our operations are subject to seasonal factors and our overall financial results reflect seasonal variations. Specifically, we typically have experienced a pause by our customers around the holiday season in the fourth quarter, which may be compounded as our customers exhaust their annual capital spending budgets towards year end. Additionally, our operations are directly affected by weather conditions. During the winter months (first and fourth quarters) and periods of heavy snow, ice or rain, particularly in the northeastern U.S., Michigan, North Dakota, Wyoming and western Canada, our customers may delay operations or we may not be able to operate or move our equipment between locations. Also, during the spring thaw, which normally starts in late March and continues through June, some areas, primarily in western Canada, impose transportation restrictions to prevent damage caused by the spring thaw. Lastly, throughout the year heavy rains adversely affect activity levels, as well locations and dirt access roads can become impassible in wet conditions.

Weather conditions also affect the demand for, and prices of, oil and natural gas and, as a result, demand for our services. Demand for oil and natural gas is typically higher in the fourth and first quarters, resulting in higher prices in these quarters.

Risk management and insurance

Our operations are subject to hazards inherent in the oil and natural gas industry, including, but not limited to, accidents, blowouts, explosions, craterings, fires, oil spills and hazardous materials spills. These conditions can cause:

•	personal injury or loss of life;
•	damage to, or destruction of property, the environment and wildlife; and
•	the suspension of our or our customers’ operations.

In addition, claims for loss of oil and gas production and damage to formations can occur in the oilfield services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.

Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

Despite our efforts to maintain high safety standards, from time to time, we have suffered accidents, and there is a risk that we will experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. In particular, in recent years many of our large customers have placed an increased emphasis on the safety records of their service providers. Any significant increase in the frequency or severity of these incidents, or the general level of compensatory payments, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

We maintain insurance coverage of types and amounts that we believe to be customary in the industry including workers’ compensation, employer’s liability, claims based pollution, umbrella, comprehensive commercial general liability, business automobile and property. Our insurance coverage may be inadequate to cover our liabilities. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable or on terms as favorable as our current arrangements.

We endeavor to allocate potential liabilities and risks between the parties in our MSAs. We retain the risk for any liability not indemnified by our customers in excess of our insurance coverage. These MSAs delineate our and our customers’ respective warranty and indemnification obligations with respect to the services we provide. We endeavor to negotiate MSAs with our customers that provide, among other things, that we and our customers assume (without regard to fault) liability for damages to our respective personnel and property. For catastrophic losses, we endeavor to negotiate MSAs that include industry-standard carve-outs from the knock-for-knock indemnities. Additionally, our MSAs often provide carve-outs to the “without regard to fault” concept that would permit, for example, us to be held responsible for events of catastrophic loss only if they arise as a result of our gross negligence or willful misconduct. Our MSAs typically provide for industry-standard pollution indemnities, pursuant to which we assume liability for surface pollution associated with our equipment and originating above the surface (without regard to fault), and our customer assumes (without regard to fault) liability arising from all other pollution, including, without limitation, underground pollution and pollution emanating from the wellbore as a result of an explosion, fire or blowout.

The summary of MSAs set forth above is a summary of the material terms of the typical MSA that we have in place and does not reflect every MSA that we have entered into or may enter into in the future, some of which may contain indemnity structures and risk allocations between our customers and us that are different than those described here.

Environmental, health and safety regulation

Our operations are subject to numerous stringent and complex laws and regulations at the U.S. federal, state and local levels governing the release, disposal or discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to environmental protection. In addition, due to our operations in Canada, we are also subject to Canadian environment statutes and regulations. Failure to comply with these laws and regulations or to obtain or comply with permits may result in the assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements and the imposition of injunctions or other orders to prohibit certain activities, restrict certain operations or force future compliance with environmental requirements.

There is inherent risk of incurring significant environmental costs and liabilities in the performance of our operations due to our handling of petroleum hydrocarbons, other hazardous substances and wastes, as a result of air emissions and wastewater discharges related to our operations, and because of historical operations and waste disposal practices. Spills or other releases of regulated substances, including such spills and releases that occur in the future, could expose us to material losses, expenditures and liabilities under applicable environmental laws and regulations. Under certain of such laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination, regardless of whether we were responsible for the release or contamination and even if our operations met previous standards in the industry at the time they were conducted.

The following is a summary of some of the existing laws, rules and regulations to which we are subject.

Hazardous substances and waste handling

The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the guidance issued by the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the disposal of hazardous and non-hazardous wastes in compliance with RCRA and analogous state laws. RCRA currently exempts many E&P wastes from classification as hazardous waste. Specifically, RCRA excludes from the definition of hazardous waste produced waters and other wastes intrinsically associated with the exploration, development, or production of crude oil and natural gas. However, these oil and gas E&P wastes may still be regulated under state solid waste laws and regulations, and it is possible that certain oil and natural gas E&P wastes now classified as non-hazardous could be classified as hazardous waste in the future. For example, in December 2016, the EPA and environmental groups entered into a consent decree to address EPA’s alleged failure to timely assess its RCRA Subtitle D criteria regulations exempting certain E&P related oil and gas wastes from regulation as hazardous wastes under RCRA. The consent decree requires EPA to propose a rulemaking no later than March 15, 2019 for revision of certain Subtitle D criteria regulations pertaining to oil and gas wastes or to sign a determination that revision of the regulations is not necessary. If EPA proposes rulemaking for revised oil and gas regulations, the Consent Decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. Stricter regulation of wastes generated during our or our customers’ operations could result in increased costs for our operations or the operations of its customers, which could in turn reduce demand for our services and adversely affect our business.

Comprehensive Environmental Response, Compensation, and Liability Act

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and former owner or operator of the site where the release occurred, and anyone who transported or disposed or arranged for the transport or disposal of a hazardous substance released at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA and any state analogs may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, and for damages to natural resources and for the costs of certain health studies. We currently own, lease, or operate numerous properties that have been used for manufacturing and other operations for many years. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

Water discharges

The Federal Water Pollution Control Act (the “Clean Water Act”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters, including jurisdictional wetlands, is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. In September 2015, a new EPA and U.S. Army Corps of Engineers (the “Corps”) rule defining the scope of federal jurisdiction over wetlands and other waters became effective. To the extent the rule expands the range of properties subject to the Clean Water Act’s jurisdiction, certain energy companies could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas, which in turn could reduce demand for our services. The rule has been challenged in court on the grounds that it unlawfully expands the reach of Clean Water Act programs, and implementation of the rule has been stayed pending resolution of the court challenge. In addition, following the issuance of a presidential executive order to review the rule, on July 27, 2017, the EPA proposed to repeal the rule and also separately announced its intent to conduct a substantive re-evaluation of the definition of “waters of the United States” in a future rulemaking. As a result, future implementation of the rule is uncertain at this time. The process for obtaining permits has the potential to delay our operations and those of our customers. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters by a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

Air emissions

The CAA, and comparable state laws, regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. These regulations change frequently. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. For example, in May 2016, the EPA finalized rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting requirements. In addition, in October 2015, the EPA lowered the National Ambient Air Quality Standard (“NAAQS”) for ozone from 75 to 70 parts per billion. In June 2017, the EPA extended the deadline for states to promulgate initial area designations for ozone by an additional year, to October 1, 2018, but later withdrew the deadline extension. The EPA did not meet the October 1, 2017 deadline for designating non-attainment areas but has indicated that it continues to work with states to make the required designations. State implementation of the revised NAAQS could result in stricter permitting requirements, which in turn could delay or impair our or our customers’ ability to obtain air emission permits, and result in increased expenditures for pollution control equipment, the costs of which could be significant. Federal and state regulatory agencies can impose administrative, civil and criminal penalties, as well as injunctive relief, for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations.

Climate change

The EPA has determined that emissions of greenhouse gases, including carbon dioxide and methane, present a danger to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth’s atmosphere and other climatic changes. The EPA has established greenhouse gas emission reporting requirements for sources in the oil and gas sector, and has also promulgated rules requiring certain large stationary sources of greenhouse gases to obtain preconstruction permits under the CAA and follow “best available control technology” requirements. Although we are not likely to become subject to greenhouse gas emissions permitting and best available control technology requirements because none of our facilities are presently major sources of greenhouse gas emissions, such requirements could become applicable to our customers and could have an adverse effect on their costs of operations or financial performance, thereby adversely affecting our business, financial condition and results of operations.

Also, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of greenhouse gases and many states have already have established regional greenhouse gas “cap- and-trade” programs. The adoption of any legislation or regulation that restricts emissions of greenhouse gases from the equipment and operations of our customers or with respect to the oil and natural gas they produce could adversely affect demand for our products and services. Finally, some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse impact on our operations.

Hydraulic fracturing

Our businesses are dependent on hydraulic fracturing and horizontal drilling activities. Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. However, federal agencies have asserted regulatory authority over certain aspects of the process. For example, the EPA has asserted federal regulatory authority pursuant to the SDWA over certain hydraulic fracturing activities involving the use of diesel fuels and published permitting guidance in February 2014 addressing the performance of such activities using diesel fuels. In 2016, the EPA issued final regulations under the CAA establishing performance standards, including standards for the capture of air emissions released during hydraulic fracturing. On June 5, 2017, the EPA stayed three portions of these standards for 90 days: fugitive emissions requirements, well site pneumatic pump standards, and requirements for certification of closed vent systems. This 90-day stay was vacated by the U.S. Court of Appeals for the D.C. Circuit on July 3, 2017, but the D.C. Circuit did not vacate the EPA’s June 16, 2017 proposal to stay these requirements for two years and revisit the entirety of the 2016 performance standards requirements. Comments to the EPA’s June 16, 2017 proposal were due August 9, 2017. As a result of these developments, future implementation of the 2016 performance standards requirements is uncertain at this time. Furthermore, in June 2017, the BLM stayed a rule published in November 2016 that imposed requirements to reduce methane emissions from venting, flaring, and leaking on public lands from oil and gas operations that is similar to the EPA performance standards; that stay is subject to pending litigation. However, on October 5, 2017, the BLM published a proposed rule that would temporarily suspend or delay certain requirements contained in the November 2016 final rule until January 17, 2019. The comment period for this proposed rule ended on November 6, 2017. However, given the long-term trend towards increasing regulation, future federal regulation of methane and other greenhouse gas emissions from the oil and gas industry remain a possibility. The EPA also issued an advanced notice of proposed rulemaking in May 2014 under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing, and also finalized rules in June 2016 that prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. The BLM also finalized rules in March 2015 that impose new or more stringent standards for performing hydraulic fracturing on federal and Native American lands. The U.S. District Court of Wyoming struck down the rules in June 2016. In addition, following the issuance of a presidential executive order to review rules related to energy industry, on July 25, 2017, the BLM proposed to rescind its hydraulic fracturing rules. In September 2017, the Tenth Circuit issued a ruling to vacate this decision and dismiss the lawsuit challenging the rule in light of the BLM’s proposed rulemaking. The timing of a final rulemaking is unknown. As a result of these developments, future implementation of the BLM rules is uncertain at this time. Also, Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. It is unclear how any additional federal regulation of hydraulic fracturing activities may affect our operations.

Various studies analyzing the potential environmental impacts of hydraulic fracturing have also been performed. For example, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances,” noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. As described elsewhere in this prospectus, these risks are regulated under various state, federal, and local laws.

Some states, counties and municipalities have enacted or are considering moratoria on hydraulic fracturing. For example, New York and Vermont have banned or are in the process of banning the use of high volume hydraulic fracturing. Alternatively, some municipalities are or have considered zoning and other ordinances, the conditions of which could impose a de facto ban on drilling and/or hydraulic fracturing operations. Further, some states, counties and municipalities are closely examining water use issues, such as permit and disposal options for processed water, which could have a material adverse impact on our financial condition, prospects and results of operations if such additional permitting requirements are imposed upon our industry. If new laws or regulations that significantly restrict hydraulic fracturing are adopted, such laws could reduce our business by making it more difficult or costly for their customers to perform fracturing to stimulate production from tight formations. In addition, if hydraulic fracturing becomes regulated at the federal level as a result of federal legislation or regulatory initiatives by the EPA, the business and operations of our customers could be subject to additional permitting requirements, and also to attendant permitting delays, increased operating and compliance costs and process prohibitions, which could have an adverse effect on our business, financial condition and results of operations.

Employee health and safety

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act (“OSHA”) establishing requirements to protect the health and safety of workers. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes requires maintenance of information about hazardous materials used or produced in operations and provision of this information to employees, state and local government authorities and citizens. The Federal Motor Carrier Safety Administration (FMCSA) regulating and providing safety oversight of commercial motor vehicles, the EPA establishing requirements to protect human health and the environment, the federal Bureau of Alcohol, Tobacco, Firearms and Explosives (ATF) establishing requirements for the safe use and storage of explosives, and the federal Nuclear Regulatory Commission (NRC) establishing requirements for the protection against ionizing radiation. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with these laws and regulations.

Transportation safety and compliance

Operating a fleet in excess of 1,100 commercial motor vehicles, we are subject to a number of federal and state laws and regulations, including the Federal Motor Carrier Safety Regulations (“FMCSR”) and Hazardous Material Regulations for Interstate travel, and comparable state regulations for Intrastate travel. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to the safe operation of commercial motor vehicles.

Employees

As of September 30, 2017, we had 1,755 employees (all of which were full time). Of our total employees, 1,672 were in the United States and 83 were in Canada. We are not a party to any collective bargaining agreements.

Legal proceedings

From time to time, we have various claims, lawsuits and administrative proceedings that are pending or threatened with respect to personal injury, workers’ compensation, contractual matters and other matters. Although no assurance can be given with respect to the outcome of these and the effect such outcomes may have, we believe any ultimate liability resulting from the outcome of such claims, lawsuits or administrative proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on our business, operating results or financial condition.

Management

Executive officers and directors

Set forth below are the names, ages and positions of our executive officers and directors as of November 1, 2017. All directors are elected for a term of one year or serve until their successors are elected and qualified or upon earlier of death, disability, resignation or removal. All executive officers hold office until their successors are elected and qualified or upon earlier of death, disability, resignation or removal. There are no family relationships among any of our directors or executive officers, except that David Baldwin and Mark Baldwin are brothers. The address of each director and executive officer is: 16945 Northchase Drive, Suite 1600, Houston, TX 77060.

Name	Age	Position

Ann G. Fox	40	President, Chief Executive Officer, Interim Chief Financial Officer, Secretary and Director

David Crombie	44	Executive Vice President and President, Completion Solutions

Edward Bruce Morgan	50	President, Production Solutions

Theodore R. Moore	40	Senior Vice President and General Counsel

Ernie L. Danner	62	Chairman of the Board

David C. Baldwin	54	Director

Mark E. Baldwin	64	Director

Curtis F. Harrell	53	Director

Scott E. Schwinger	52	Director

Gary L. Thomas	67	Director

Andrew L. Waite	56	Director

Ann G. Fox, President, Chief Executive Officer, Interim Chief Financial Officer, Secretary and Director.    Ms. Fox has served as the President, Chief Executive Officer and Secretary of the Company since July 2015, and from February 2013 to July 2015, Ms. Fox served the Company as Chief Financial Officer and Vice President, Strategic Development. In addition, Ms. Fox has served as the Interim Chief Financial Officer of the Company since September 2017 and previously served in such capacity from July 2015 through April 2017. From December 2008 to February 2013, Ms. Fox served in various positions with SCF Partners, focusing on the evaluation of potential investment opportunities. Ms. Fox became a Managing Director of SCF Partners in December 2012. Prior to joining SCF Partners, Ms. Fox served in the United States Marine Corps. During her service, Ms. Fox worked with a small team embedded in the South of Iraq in order to ensure Iraqi Security Force combat operations were consistent with the application of US counterinsurgency tactics. Ms. Fox has also served as an Investment Banking Analyst for both Prudential Securities and Warburg Dillon Read in New York. Ms. Fox holds a Bachelors of Science in Diplomacy and Security in World Affairs from Georgetown University’s Walsh School of Foreign Service and an M.B.A. from the Harvard Business School and is currently a member of the Harvard Business School Alumni Board. We believe that Ms. Fox’s leadership experience, industry experience and deep knowledge of our business and our customers make her well qualified to serve as our President, Chief Executive Officer and Director.

David Crombie, Executive Vice President and President, Completion Solutions.    Mr. Crombie currently serves as the President, Completion Solutions and as an Executive Vice President of the Company. Prior to serving in this position, Mr. Crombie served as President, US Wireline and Cementing and was an EVP of the Company

from December 2013 to February 2017. Mr. Crombie joined the Company from Crest Pumping Technologies, LLC, which he founded and guided to success as President. Before starting Crest, Mr. Crombie was Vice President of Operations and Sales for Pumpco Energy Services, a wholly-owned subsidiary of Complete Production Services (now part of Superior Energy Services) from 2000 to 2012. At Pumpco, he oversaw stimulation and cementing services in prolific, unconventional plays throughout the continental United States. Prior to Pumpco, Mr. Crombie was employed by Halliburton Energy Services from 1994 to 2000. Since 1994, Mr. Crombie has worked in both cementing and stimulation operations in the areas of domestic and international operations, including the Permian Basin, the Fort Worth Basin, Oklahoma, the Gulf of Mexico and Saudi Arabia.

Edward Bruce Morgan, President, Production Solutions.    Mr. Morgan currently serves as the Company’s President, Production Solutions. Prior to serving in this position, Mr. Morgan served as an Operations Manager for the Company since August 2013. Mr. Morgan joined the Company from Peak Pressure Control, LLC, which he founded in 2010. Peak Pressure Control was acquired by Nine in August 2013. Before founding Peak, Mr. Morgan was the regional manager at STS Rental and Supply from 2005 to 2010 overseeing operations in West Texas and Williston, North Dakota. Prior to Peak, Mr. Morgan held various positions at Schlumberger from 1990 to 2004, including positions handling all onshore and offshore wireline for Union Pacific Resources, serving as location manager in Natchez, Mississippi; managing all wireline operations for Unocal in Lafayette, Louisiana, before transferring to Houston and serving as operations manager for West Texas, where he oversaw all wireline operations in the Permian Basin. Mr. Morgan holds a Bachelors of Science in Engineering from Mississippi State University.

Theodore R. Moore, Senior Vice President and General Counsel.    Mr. Moore currently serves as the Company’s Senior Vice President and General Counsel. Prior to joining the Company, Mr. Moore served as the Executive Vice President, General Counsel and Chief Risk Officer of C&J Energy Services, Inc. from March 2015 to June, 2016, Executive Vice President from October 2012 and Vice President, General Counsel and Corporate Secretary from February 2011. Prior to that time, Mr. Moore practiced corporate law at Vinson & Elkins L.L.P. from 2002 through January 2011. Mr. Moore represented public and private companies and investment banking firms in capital markets offerings, mergers and acquisitions and corporate governance matters, primarily in the oil and gas industry. Mr. Moore graduated magna cum laude from Tulane University with a B.A. in Political Economy and a J.D. from Tulane Law School.

Ernie L. Danner, Chairman of the Board.    Mr. Danner has served as the Company’s Chairman of the Board since the consummation of the Combination on February 28, 2017. From 1998 until his retirement in October 2011, Mr. Danner was employed by Universal Compression Holdings, Inc., which became Exterran Holdings, Inc. following a merger with Hanover Compressor Company in August 2007. Mr. Danner joined Universal Compression Holdings in 1998 as its Chief Financial Officer and served in various positions of increasing responsibility, including as Chief Operating Officer from July 2006 through August 2007. From August 2007 to October 2011, Mr. Danner served as a director of Exterran Holdings and of Exterran GP, LLC, and beginning in July 2009, he also served as President and Chief Executive Officer of both companies. Mr. Danner holds a Bachelor of Arts degree and a Master of Arts degree in Accounting from Rice University. In 2011, Mr. Danner joined Beckman where he served as the President, Chief Executive Officer and Chairman until the merger of the Company in February 2017. We believe that Mr. Danner’s extensive leadership, financial and operational experience in the energy industry, particularly with respect to his leadership involvement in Beckman, make him well qualified to serve as our Chairman of the Board.

David C. Baldwin, Director.    Mr. Baldwin has served as a Director of the Company since the consummation of the Combination on February 28, 2017 and served on Beckman’s board of directors prior to the Combination. Mr. David C. Baldwin serves as Co-President of SCF Partners since April 2014 and has served as its Managing Director since 1999. Mr. Baldwin is responsible for overseeing U.S. based investments and creating investment platforms around emerging energy trends. Mr. Baldwin joined SCF in 1991. From September 2002 to April 2004,

he served as President and Chief Executive Officer of Integrated Production Services, Ltd. He served as Chief Financial Officer and Vice President of ION Geophysical Corporation from June 1999 to January 2000. He started his career as a Drilling and Production Engineer with Union Pacific Resources. He later went on to start an energy consulting business and worked for General Atlantic Partners. He currently serves on the Board of Directors Forum Energy Technologies (NYSE: FET), Rockwater Energy Solutions, Inc., and Oil Patch Group, Inc. Additionally he is a Trustee of The Center, The Center Foundation, The Baylor College of Medicine, and Baylor St. Lukes Medical Center Hospital. Mr. Baldwin received both a B.S. degree in Petroleum Engineering in 1980, and M.B.A. degree from the University of Texas at Austin. We believe that Mr. Baldwin’s experience in the private equity industry, board experience and overall knowledge of our business and operational strategy, make him well qualified to serve as a Director on our board of directors. Further, his service as a Co-President of the ultimate general partner of our largest stockholder provides a valuable perspective into its insights and interests.

Mark E. Baldwin, Director.    Mr. Baldwin has served as a Director of the Company since May 10, 2013. Mr. Baldwin has been a Director of KBR, Inc. since October 3, 2014 and Director of TETRA Technologies, Inc. since January 16, 2014. He served as a Director of Seahawk Drilling, Inc. from 2009 to 2011. He served as the Chief Financial Officer and Executive Vice President of Dresser-Rand Group Inc. from 2007 to 2013 and as the Chief Financial Officer, Executive Vice President and Treasurer of Veritas DGC Inc. from 2004 to 2007. From 2003-2004 he was an Operating Partner of First Reserve Corporation. He served as the Chief Financial Officer and Executive Vice President of Nextiraone, LLC from 2001 to 2002. He served as Chairman of the Board of Pentacon, Inc. from November 1997 to 2001 and served as its Chief Executive Officer from September 1997 to 2001. From 1980 to 1997, he served in a variety of finance and operations positions with Keystone International Inc., including Treasurer, Chief Financial Officer and President of the Industrial Valves and Controls Group. For the three years ending in 1980, he served as an Accountant with a national accounting firm. Mr. Baldwin holds a B.S. in Mechanical Engineering from Duke University and an MBA from Tulane University. We believe that Mr. Baldwin’s financial and operational experience with public companies and his extensive knowledge of the energy industry make him well qualified to serve as a Director on our board of directors.

Curtis F. Harrell, Director.    Mr. Harrell has served as a Director of the Company since the consummation of the Combination on February 28, 2017. Mr. Harrell currently serves as President and Chief Executive Officer of Citation Oil & Gas Corp. Curtis joined Citation in 2002 where he took on the position of Executive Vice President and Chief Financial Officer. In 2004, Curtis was promoted to President, Chief Operating and Financial Officer. Then in 2008, Curtis was named President and Chief Executive Officer. Citation Oil & Gas Corp. is one of the largest privately-held independent oil & gas acquisition, development and production companies in the United States. Founded in 1981, Citation has built a significant portfolio of mature, long-life producing properties through a combination of disciplined acquisitions, focused operations and subsequent development. He served as the Chief Financial Officer of Brigham Exploration Company from August 1999 to July 2002 and served as its Executive Vice President since August 2000. Mr. Harrell joined Citation in 2002. From 1997 to August 1999, Mr. Harrell served as Executive Vice President and Partner at R. Chaney & Company, Inc., where he managed R. Chaney & Company, Inc.’s investment origination efforts in the U.S., focusing on investments in corporate equity securities of energy companies in the exploration and production and oilfield service industry segments. From 1995 to 1997, Mr. Harrell served as Director of Domestic Corporate Finance for Enron Capital & Trade Resources, Inc. from 1995 to 1997, where he was responsible for initiating and executing a variety of debt and equity financing transactions for independent exploration and production companies. Before Enron Capital & Trade Resources, Mr. Harrell spent eight years working in corporate finance and reservoir engineering positions for two public independent exploration and production companies, Kelley Oil & Gas Corporation and Pacific Enterprises Oil Company, Inc. He serves as a Director of Carlile Bancshares, Inc. Mr. Harrell has over fifteen years of experience in corporate finance and management. He served as a Director of Brigham Exploration Co.

since August 1999. He was a Member of Yellowstone Academy Board of Directors. Mr. Harrell holds a B.S. in Petroleum Engineering from the University of Texas at Austin and M.B.A. from Southern Methodist University. We believe that Mr. Harrell’s extensive experience as an executive officer of other oil and natural gas companies, and his strategic, operational and financial expertise in the oil and natural gas industry make him well qualified to serve as a Director on our board of directors.

Scott E. Schwinger, Director. Mr. Schwinger was appointed as a director of Nine on May 25, 2017. Mr. Schwinger is the President and CEO of the McNair Group and the Chief Financial Officer for the Houston Texans, a National Football League franchise. For the past plus 20 years, Mr. Schwinger has held positions with various companies owned, directly or indirectly, by Robert C. McNair including President of Palmetto Partners Ltd., RCM Financial Services, L.P., and Vice President of Cogen Technologies. In April 2010, he was named the CEO of The McNair Group. In his role, he oversees the investment and management activities for The McNair Group of companies which include portfolios of public and private equities, a private trust company, several foundations and various other operating companies. Mr. Schwinger serves on the board of directors of The Make-A-Wish Foundation and the Salient Capital complex of mutual funds. Mr. Schwinger received an M.B.A. from the University of Texas at Austin and a B.A. in mathematics from Vanderbilt University. We believe that Mr. Schwinger’s broad experience as an executive officer and proven financial expertise make him well qualified to serve as a Director on our board of directors.

Gary L. Thomas, Director.    Mr. Thomas has served as a Director of the Company since March 15, 2013. Mr. Gary L. Thomas is President and Chief Operating Officer of EOG Resources, Inc. Mr. Thomas served as a Senior Executive Vice President of Operations at EOG Resources, Inc. from February 2007 to September 2011. He served as an Executive Vice President, North America Operations of EOG Resources Inc. since May 1998 and served as its Executive Vice President, Operations from May 1998 to February 26, 2007. Previously, he served as Senior Vice President and General Manager of EOG’s Midland Division. Mr. Thomas joined a predecessor of EOG in July 1978. He holds a Petroleum Engineering degree from The University of Texas at Austin and a Master’s degree in Engineering Management from The University of Tulsa. We believe that Mr. Thomas’ experience in the oil and gas industry, the perspective he brings as a result of his long tenure as an executive of a public company, and his valuable insight as a result of his long history as a customer for the oilfield services industry make him well qualified to serve as a Director on our board of directors.

Andrew L. Waite, Director.    Mr. Waite has served as a director of Nine since February 28, 2013. He served as Chairman of Nine from February 2013 until the consummation of the Combination. Mr. Waite is Co-President of LESA, the ultimate general partner of SCF, and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with the Royal Dutch/Shell Group, an integrated energy company. Mr. Waite currently serves on the board of directors of Forum Energy Technologies, Inc. (NYSE: FET), a position he has held since August 2010, is on the board of directors of Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a position he has held since January 2016. Mr. Waite previously served on the board of directors of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services from 2007 to 2009, Hornbeck Offshore Services, Inc., a provider of marine services to exploration and production oilfield service, offshore construction and military customers from 2000 to 2006, and Oil States International, Inc., a diversified oilfield services and equipment company from August 1995 through April 2006. Mr. Waite received an M.B.A. with High Distinction from the Harvard University Graduate School of Business Administration, an M.S. degree in Environmental Engineering Science from California Institute of Technology and a BSc degree with First Class Honours in Civil Engineering from England’s Loughborough University of Technology. We believe that Mr. Waite’s extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions make him well qualified to serve on our board of directors. Further, his service as a Co-President of the ultimate general partner of our largest stockholder provides a valuable perspective into its insights and interests.

Board of directors

The number of members of our board of directors will be determined from time-to-time by resolution of the board of directors. Currently, our board of directors consists of eight persons. We expect our board of directors will be increased to nine persons within one year of the consummation of this offering.

Additionally, upon consummation of this offering, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2018, 2019 and 2020, respectively. David C. Baldwin and Curtis F. Harrell will be assigned to Class I; Scott E. Schwinger, Gary L. Thomas and Andrew L. Waite will be assigned to Class II; and Mark E. Baldwin, Ernie L. Danner and Ann G. Fox will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. Our directors are removable only for “cause.”

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board of directors’ ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board of directors to fulfill their duties.

Our board of directors has determined that Mark E. Baldwin, Curtis F. Harrell and Scott E. Schwinger are independent under NYSE listing standards.

Committees of the board of directors

Our board of directors intend to establish an audit committee and a nominating, governance and compensation committee prior to the completion of this offering, and we may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit committee

We will establish an audit committee prior to the completion of this offering. We anticipate that following completion of this offering, our audit committee will consist of Mark E. Baldwin, Curtis F. Harrell and Scott E. Schwinger, each of whom will be independent under SEC rules and NYSE listing standards. As required by the SEC rules and NYSE listing standards, the audit committee will consist solely of independent directors. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that at least one of our independent directors will satisfy the definition of “audit committee financial expert.”

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Nominating, governance and compensation committee

We will establish a nominating, governance and compensation committee prior to the completion of this offering. We anticipate that the nominating, governance and compensation committee will consist of Mark E. Baldwin, Curtis F. Harrell and Scott E. Schwinger, each of whom will be “independent” under the NYSE listing standards. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. This committee will also establish salaries, incentives and other forms of compensation for officers and other employees and will administer our incentive compensation and benefit plans. We expect to adopt a nominating, governance and compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Compensation committee interlocks and insider participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or nominating, governance and compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Executive sessions of our board of directors

Our independent directors are provided the opportunity to meet in executive session at each regularly scheduled meeting of our board.

Risk oversight

The board is actively involved in oversight of risks that could affect us. This oversight function is conducted primarily through committees of our board, but the full board retains responsibility for general oversight of risks. The Audit Committee is charged with oversight of our system of internal controls and risks relating to financial reporting, legal, regulatory and accounting compliance. Our board will continue to satisfy its oversight responsibility through full reports from the Audit Committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our Company.

Code of business conduct and ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate governance guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

Executive compensation

The tables and narrative disclosure below provide compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

Our management structure was reorganized in connection with the Combination. In this section, we provide disclosure relating to the compensation of our current executive officers who were also executive officers as of December 31, 2016, Ann G. Fox, our President and Chief Executive Officer, David Crombie, Executive Vice President and President, Completion Solutions, and Edward Bruce Morgan, President, Production Solutions. We believe this is the most appropriate and useful information to evaluate our executive compensation program. We refer to Ms. Fox, Mr. Crombie and Mr. Morgan herein, collectively, as our “Named Executive Officers.”

2016 summary compensation table

The following table summarizes the compensation paid to our Named Executive Officers for the fiscal year ended December 31, 2016.

Name and principal position	Year	Salary($)(1)	Bonus($)(2)	All other compensation ($)(3)	Total($)
Ann G. Fox	2016	$297,500	$—	$36,439	$333,939
(President and Chief Executive Officer)(4)

David Crombie	2016	$325,000	$50,000	$16,488	$391,488
(Executive Vice President and President—Completion Solutions)

Edward Bruce Morgan	2016	$157,500	$—	$22,113	$179,613
(President—Production Solutions)

(1)	In 2016, Ms. Fox’s and Mr. Morgan’s annualized base salaries were reduced by approximately 15% and 10%, respectively, in light of general market conditions.

(2)	Bonus compensation for 2016 represents Mr. Crombie’s annual guaranteed bonus amount under his employment agreement. No discretionary bonuses were provided to our Named Executive Officers in 2016.

(3)	Amounts reported in the “All other compensation” column for 2016 include costs of $15,120 for Ms. Fox, $16,488 for Mr. Crombie and $16,250 for Mr. Morgan for the Company to lease vehicles for use by our Named Executive Officers. Ms. Fox currently participates in health benefit plans maintained by SCF. The Company reimburses SCF for the costs associated with the participation of Ms. Fox, her spouse and her eligible dependants in such plans. The aggregate amount of the reimbursement to SCF for providing these benefits to Ms. Fox in 2016 was $21,319. The Company reimburses Mr. Morgan’s employee premiums associated with coverage under the Company’s health benefit plans for Mr. Morgan, his spouse and his eligible dependents. The aggregate amount of such premiums reimbursed by the Company in 2016 was $5,863.

(4)	Ms. Fox also served as Interim Chief Financial Officer during the fiscal year ended December 31, 2016.

Narrative disclosure to summary compensation table

Employment agreements

Ms. Fox and Messrs. Crombie and Morgan have each entered into employment agreements with the Company or one of our affiliates, which we refer to herein, collectively, as the “Employment Agreements.” In 2017, we entered into a new employment agreement with Mr. Morgan that superseded his Employment Agreement in effect as of 2016 fiscal year-end. Please see the section entitled “Additional narrative disclosure—2017 base salary adjustments and annual bonus awards—2017 employment agreements” below for a description of the new employment agreement with Mr. Morgan. Other than as set forth in that section, the discussion below describes the terms of Mr. Morgan’s Employment Agreement in effect as of 2016 fiscal year-end.

Ms. Fox’s and Mr. Crombie’s Employment Agreements each have a three-year initial term, and Mr. Morgan’s Employment Agreement has a two-year initial term. The term of the agreements is automatically extended for successive, additional one-year periods, unless either the executive or the Company provides 60 days’ prior written notice in the case of Ms. Fox or Mr. Crombie or 30 days’ prior written notice in the case of Mr. Morgan that no such automatic extension will occur. Ms. Fox’s Employment Agreement provides for an annualized base salary of $350,000, which amount may be decreased by up to 10% as part of similar base salary reductions applicable to the Company’s other executive officers. Mr. Crombie’s Employment Agreement provides for an annualized base salary of $250,000 and an annual guaranteed bonus equal to $50,000. In December 2015, Mr. Crombie’s annualized base salary was increased to $350,000 in connection with a change in his title and an increase in his duties and responsibilities. Mr. Morgan’s Employment Agreement provides for an annualized base salary of $175,000. In addition, subject to the satisfaction of certain performance criteria established by our board of directors, the Employment Agreements provide for the opportunity to receive an annual incentive bonus under the terms of Company’s annual cash incentive bonus program based on criteria determined in the discretion of our board of directors; however, other than the annual guaranteed bonus paid to Mr. Crombie, no annual incentive bonuses were provided to our Named Executive Officers for fiscal year 2016. While employed under the Employment Agreements, the executives are eligible for certain additional benefits, including reimbursement of reasonable business expenses, paid vacation, and participation in the Company’s benefit plans, programs or arrangements.

The Employment Agreements provide for certain severance benefits upon a resignation by the applicable executive for “good reason” or upon a termination by the Company without “cause,” and, in the case of Mr. Morgan, upon a termination due to death or disability. Please see the section entitled “Additional narrative disclosure—Potential payments upon termination or change in control” below for more details regarding the severance benefits provided to our Named Executive Officers under the Employment Agreements.

The Employment Agreements also contain certain restrictive covenants, including provisions that create restrictions, with certain limitations, on our Named Executive Officers competing with the Company and its affiliates, soliciting any customers, or soliciting or hiring Company employees or inducing them to terminate their employment. These restrictions are intended to generally apply during the term of the executives’ employment with the Company and for the one-year period following termination of employment for Ms. Fox and Mr. Morgan and the two-year period following termination of employment for Mr. Crombie.

2011 Stock Incentive Plan

Historically, we have provided grants of stock options and restricted stock to our employees pursuant to our 2011 Stock Incentive Plan. No awards were provided to our Named Executive Officers under the 2011 Stock Incentive Plan in the 2016 fiscal year. As described below, the 2011 Stock Incentive Plan was amended and restated in connection with the Combination. Please see the section entitled “Additional narrative disclosure—Actions taken following fiscal year-end—Amended and Restated 2011 Stock Incentive Plan” below for a description of the 2011 Stock Incentive Plan as amended and restated.

Other compensation elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code. Under the 401(k) plan, eligible employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. Given recent market conditions, we did not provide matching contributions to participants in our 401(k) plan for the 2016 plan year. See “Additional narrative disclosure—Retirement benefits” for more information. In addition, minimal perquisites have historically been provided to our Named Executive Officers, including company-provided vehicles for our Named Executive Officers and reimbursements for certain healthcare costs. Ms. Fox currently participates in the healthcare plans maintained by SCF, and we reimburse SCF for the costs associated with the participation of Ms. Fox, her spouse and her eligible dependants in such plans. In 2016, the Company reimbursed Mr. Morgan for his employee premiums associated with medical coverage for him, his spouse and his eligible dependents under the Company’s health benefit plans.

Outstanding equity awards at 2016 fiscal year-end

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2016.

		Option awards(1)				Stock awards
Name	Grant date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)(2)	Market value of shares or units of stock that have not vested ($)(3)
Ann G. Fox	2/28/2013	783	—	$191.51	02/28/2023	—	$—
	7/15/2015	6,960	13,920	$332.20	02/15/2025	—	$—
	7/15/2015	—	—	$—	—	1,003	$251,021

David Crombie	8/31/2015	—	—	$—	—	2,500	$625,675

Edward Bruce Morgan	8/30/2013	2,500	—	$191.52	08/30/2023	—	$—

(1)	The option awards reported in these columns are subject to time-based vesting conditions. The option awards vest in three equal installments on the first three anniversaries of the date of grant of such awards. The remaining unvested installment of the stock options granted to Ms. Fox on July 15, 2015 will vest on July 15, 2018, subject to Ms. Fox’s continued employment through such vesting date.

(2)	The restricted stock awards reported in this column are subject to time-based vesting conditions. Restricted stock awards held by Ms. Fox vest in three equal installments on the first three anniversaries of the date of grant of such awards. The remaining unvested installment of such awards will vest on July 15, 2018, subject to Ms. Fox’s continued employment through such vesting date. Restricted stock awards held by Mr. Crombie vest on the third anniversary of the date of grant, or August 31, 2018, subject to Mr. Crombie’s continued employment through such vesting date.

(3)	Calculated based on the fair market value of our common stock on December 31, 2016, which was $250.27 per share.

Additional narrative disclosure

Retirement benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. We do not currently provide matching contributions of our employees’ eligible compensation contributed to the plan, and we did not provide any matching contributions in the 2016 fiscal year.

Potential payments upon termination or change in control

The employment agreements with our Named Executive Officers provide for potential severance benefits in connection with certain terminations of employment. The Employment Agreements provide that upon a resignation by the applicable executive for “good reason,” upon a termination by the Company without “cause” and, in the case of Mr. Morgan, upon a termination due to death or disability, then, subject to the applicable executive’s execution and non-revocation of a release within the time provided to do so, the applicable executive will be eligible to receive the following benefits: (i) in the case of Ms. Fox, an amount equal to the sum of (x) one year annualized base salary at the time of termination and (y) Ms. Fox’s then-current target annual bonus, payable in 12 equal monthly installments; (ii) in the case of Mr. Crombie, 18 months of Mr. Crombie’s annualized base salary at the time of termination, payable in 18 equal installments; (iii) in the case of Mr. Morgan, an amount equal to one year of his annualized base salary at the time of termination, payable in 12 equal monthly installments; and (iv) if the applicable executive elects COBRA continuation coverage, monthly reimbursement for the amount paid by such executive to continue such coverage for up to 12 months in the case of Ms. Fox and Mr. Morgan and 18 months in the case of Mr. Crombie following the date of termination. If any of our Named Executive Officers’ employment is terminated for any reason other than those described above, the applicable executive will continue to receive the compensation and benefits to be provided by the Company until the date of termination, and the applicable executive’s compensation and benefits will terminate contemporaneously with such executive’s termination of employment. Our Named Executive Officers’ employment agreements do not provide for any enhanced benefits in connection with a termination of employment at or following a change in control.

Ms. Fox’s Employment Agreement provides that “cause” means that Ms. Fox has: (i) engaged in gross negligence or willful misconduct in the performance of her duties; (ii) breached any material provision of her Employment Agreement, any other agreement between the Company and Ms. Fox or any of the Company’s corporate policies or codes of conduct; (iii) willfully engaged in conduct that is injurious to the Company; or (iv) committed, pleaded no contest to or received deferred adjudication with respect to a felony or any crime involving fraud, dishonesty or moral turpitude. Ms. Fox’s Employment Agreement provides that “good reason” means: (a) a material diminution in Ms. Fox’s base salary, other than a decrease of up to 10% of the base salaries of all executive officers; or (b) the relocation of Ms. Fox’s principal place of employment by more than 75 miles from her principal place of employment as of the effective date of her Employment Agreement; provided, that, upon written notice from Ms. Fox of the existence of either such condition, the Company will have 30 days to cure such condition. Generally, a disability will exist under Ms. Fox’s Employment Agreement if she is unable to perform her duties or fulfill her obligations under her Employment Agreement by reason of any physical or mental impairment for a continuous period of not less than three months.

Mr. Crombie’s Employment Agreement provides that “cause” means that Mr. Crombie has: (i) engaged in gross negligence or willful misconduct in the performance of his duties; (ii) willfully refused to perform his duties for a period of more than 30 days following written notice from the Company; (iii) breached any material provision of his Employment Agreement or any other agreement between Mr. Crombie and the Company, which breach is not remedied within 30 days of written notice from the Company; (iv) materially violated a material corporate policy or code of conduct established by the Company; (v) committed an act of theft, fraud, embezzlement, or misappropriation against the Company; (vi) been convicted of (or pleaded no contest to) a crime involving fraud, dishonesty or moral turpitude or any felony; or (vii) willfully and knowingly violated any material legal requirement applicable to the Company. Mr. Crombie’s Employment Agreement provides that “good reason” means: (a) Mr. Crombie’s reassignment to a position not commensurate with his current position and level of seniority; (b) a reduction in his annual base salary of more than 10%; (c) the Company’s material breach of Mr. Crombie’s Employment Agreement; or (d) the relocation of Mr. Crombie’s principal place of work outside a 50-mile radius of Tarrant County, Texas; provided that, upon written notice from Mr. Crombie of the existence of any of the foregoing conditions, the Company will have 30 days to cure such condition. Generally, a disability will exist under Mr. Crombie’s Employment Agreement if he is incapacitated by accident, sickness or other circumstance that renders him mentally or physically incapable of performing his duties under his Employment Agreement for a period of at least 120 consecutive days or for a period of at least 180 days (whether or not consecutive) during any 12-month period.

Mr. Morgan’s Employment Agreement provides that “cause” means that Mr. Morgan has: (i) engaged in gross negligence, gross incompetence or willful misconduct in the performance of his duties; (ii) willfully refused to perform his duties for a period of more than 30 days following written notice from the Company; (iii) breached any material provision of his Employment Agreement or any other agreement between Mr. Morgan and the Company, which breach is not remedied within 30 days of written notice from the Company; (iv) violated a material, written corporate policy or code of conduct established by the Company, which breach is not remedied within 30 days of written notice from the Company; (v) willfully engaged in conduct that is materially injurious to the Company, and such injury, if curable, is not remedied within 30 days of written notice from the Company; (vi) disclosed without authorization confidential information that is, or could be expected to be, materially injurious to the Company; (vii) committed an act of theft, fraud, embezzlement, misappropriation or willful breach of a fiduciary duty to the Company; (viii) been convicted of (or pleaded no contest to) a crime involving fraud, dishonesty or moral turpitude or any felony; or (ix) willfully violated any material legal requirement applicable to the Company. Mr. Morgan’s Employment Agreement provides that “good reason” means: (a) the relocation of Mr. Morgan’s principal place of employment outside a 30-mile radius of Midland County or Ector County, Texas; (b) a reduction in his annual base salary of more than 10%, unless such reduction coincides with a similar reduction to the base salaries of all similarly situated executives; or (c) the Company’s material breach of a material provision of Mr. Morgan’s Employment Agreement; provided that, upon written notice from Mr. Morgan of the existence of any of the foregoing conditions, the Company will have 30 days to cure such condition. Generally, a disability will exist under Mr. Morgan’s Employment Agreement if he is incapacitated by accident, sickness or other circumstance that renders him mentally or physically incapable of performing his duties under his Employment Agreement for a period of at least 120 consecutive days or for a period of at least 180 days (whether or not consecutive) during any 12-month period.

Generally, any shares of restricted stock subject to forfeiture restrictions held by our Named Executive Officers are forfeited for no consideration upon any termination of employment. In addition, stock options held by our Named Executive Officers may only be exercised to the extent vested while such Named Executive Officer remains employed by the Company or one of our affiliates; however, our Named Executive Officers may exercise vested stock options for a period of 30 days following a termination of employment other than for “cause” (as defined in the applicable stock option agreement) or for a period of one year following a termination of employment due to death or disability. Other than the foregoing, we do not currently maintain any other severance or change in control agreements with any of our Named Executive Officers.

Actions taken following fiscal year-end

Amended and Restated 2011 Stock Incentive Plan

In connection with the Combination, the Company adopted an amendment and restatement of the Nine Energy Service, Inc. 2011 Stock Incentive Plan, which we refer to herein as the “Stock Plan.” Employees, consultants and directors of the Company and its affiliates are eligible to participate in the Stock Plan. The description of the Stock Plan below is a summary of the material terms of the Stock Plan and is not meant to be a complete description of all of the provisions of the Stock Plan. This summary is qualified in its entirety by reference to the Stock Plan, which is included as an exhibit to the Registration Statement of which this prospectus forms a part.

Administration.    The Stock Plan is administered by a committee of directors selected by our board of directors (the “Committee”). The Committee has the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our common stock), prescribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting or exercisability of an award, delegate duties under the Stock Plan and execute all other responsibilities permitted or required under the Stock Plan. Subject to the constraints of applicable law, the Committee may from time to time, in its sole discretion, delegate to our Chief Executive Officer the administration (or interpretation of any provision) of the Stock Plan and the right to grant awards under the Stock Plan. The Committee may revoke any such delegation at any time, and may put any conditions and restrictions on the powers that may be exercised by the Chief Executive Officer upon such delegation as the Committee determines in its sole discretion.

Types of awards.    The Stock Plan provides for the grant of: (i) incentive stock options qualified as such under U.S. federal income tax laws (“incentive stock options”); (ii) stock options that do not qualify as incentive stock options (“non-statutory stock options,” and together with incentive options, “options”); (iii) stock appreciation rights (“SARs”); (iv) restricted stock awards (“restricted stock awards”); (v) performance awards (“performance awards”); (vi) restricted stock units (“restricted stock units” or “RSUs”); (vii) bonus stock (“bonus stock awards”); (viii) dividend equivalents; (ix) other stock-based awards; (x) cash awards; and (xi) substitute awards (referred to collectively herein with the other awards as “awards”).

Options and SARs.    The Stock Plan provides for two types of options: incentive stock options and non-statutory stock options. The Committee is authorized to grant options to eligible participants (which in the case of incentive stock options are only individuals who are employed by us or one of our subsidiaries at the time of grant) subject to the terms and conditions set forth below:

The exercise price per share of common stock will be determined by the Committee; however, the exercise price per share of common stock will not be less than the fair market value of a share of common stock on the date of the grant of such option regardless of whether such option is an incentive stock option or a non-statutory stock option. Further, the exercise price of any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of the Company’s common stock or of any of our subsidiaries within the meaning of Section 422(b)(6) of the Code, must be at least 110% of the fair market value of a share of common stock at the time such option is granted. The exercise price or portion thereof will be paid in full in the manner prescribed by the Committee.

The Committee determines the term of each option; provided, however, that any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of our common stock or of any of our subsidiaries within the meaning of Section 422(b)(6) of the Code must not be exercisable after the expiration of five years from the date of grant. The Committee also determines the time at which an option may be exercised in whole or in part (subject to the restrictions on exercisability described above), and the method by which (and the form, including cash or shares of common stock or any combination thereof having a fair market value on the exercise date equal to the relevant exercise price, in which) payment of the exercise price with respect thereto may be made or deemed to have been made. Each incentive stock option is not transferable other than by will or the laws of descent and distribution and is exercisable during the holder’s lifetime only by the holder or the holder’s guardian or legal representative.

The Committee, in its sole discretion, may grant SARs in connection with option awards. SARs granted in connection with incentive stock options are exercisable only when the fair market value of our common stock exceeds the exercise price specified under the option. The term of each stock option may not exceed 10 years from the date of grant. Option agreements may contain such other terms as determined by the Committee. The Committee is authorized to amend outstanding option agreements from time to time in any manner not inconsistent with the terms of the Stock Plan, including acceleration of the time at which the option, or a portion thereof, may be exercised, provided that unless otherwise provided for in the Stock Plan, no such amendment that materially reduces the rights of a participant may be made without such participant’s consent.

Except in connection with adjustments for certain subdivisions or consolidations of our common stock or the payment of a stock dividend as described below, without stockholder approval, the Committee cannot amend an option agreement to decrease the exercise price of the option or SARs granted in connection with the option

(or cancel an option agreement and replace it with one having a lower exercise price for options or SARs granted under the agreement).

Stock appreciation rights.    A SAR is the right to receive a share of our common stock, or an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR, as determined by the Committee. The exercise price of a share of common stock subject to the SAR shall be determined by the Committee, but in no event shall that exercise price be less than the fair market value of our common stock on the date of grant. The Committee will have the discretion to determine other terms and conditions of a SAR award.

Restricted stock awards.    The Committee is authorized to grant restricted stock awards to eligible participants. Pursuant to a restricted stock award, shares of common stock will be issued or delivered to the holder without any cash payment to the Company, except to the extent otherwise provided by the Committee or required by law; provided, however, that the shares will be subject to certain restrictions on the disposition thereof and certain obligations to forfeit the shares to the Company as may be determined in the discretion of the Committee. The restrictions on disposition and the forfeiture restrictions may lapse based upon:

•

the Company’s attainment of specific performance measures established by the Committee that are based on (i) the price of a share of common stock, (ii) earnings per share, (iii) market share, (iv) revenues or sales, (v) operating income or operating income margin, (vi) net income or net income margin (before or after taxes), (vii) cash flow, cash flow from operations or return on investment, (viii) earnings or earnings margin before or after interest, taxes, depreciation, amortization, exploration and/or abandonment costs, (ix) economic value added, (x) return on capital, assets, net assets or equity, (xi) debt level or debt reduction, (xii) cost reduction targets, (xiii) total stockholders’ return, (xiv) capital expenditures, (xv) general and administrative expenses, (xvi) net asset value, (xvii) operating costs, (xviii) safety performance or incident rate or (xix) any combination of the foregoing;

•	the holder’s continued employment with the Company or its affiliates or continued service as a consultant or director for a specified time;

•	the occurrence of any event or the satisfaction of any other condition specified by the Committee; or

•	a combination of these factors.

The performance measures may be absolute, relative to one or more other companies or relative to one or more indexes, and may be contingent upon the Company’s future performance or that of any affiliate, business unit, division or department. The Committee is authorized under the Stock Plan to adjust performance measures for significant extraordinary items or events.

The Company retains custody of the shares of common stock issued pursuant to a restricted stock award until the disposition and forfeiture restrictions lapse. The holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the shares until the expiration of the restriction period. However, upon the issuance to the holder of shares of common stock pursuant to a restricted stock award, except for the foregoing restrictions or as otherwise provided by the Committee in the terms of a restricted stock agreement, the holder will have all the rights of a stockholder with respect to the shares, including the right to vote the shares and to receive all dividends and other distributions paid with respect to the shares. Restricted stock award agreements may contain such other terms as determined by the Committee.

Performance awards.    The Committee may, in its sole discretion, grant performance awards under the Stock Plan that may be paid in cash, shares of common stock, or a combination thereof as determined by the Committee. At the time of the grant, the Committee will establish the maximum number of shares of common stock subject to, or the maximum value of, each performance award and the performance period over which the performance applicable to the award will be measured. A performance award will terminate if the recipient’s employment or service as a consultant to or director for the Company and its affiliates terminates during the applicable performance period, except as otherwise determined by the Committee.

The receipt of cash or shares of common stock pursuant to a performance award will be contingent upon satisfaction by the Company, or any affiliate, business unit, division or department, of performance measures established by the Committee. The performance measures to which the Committee may subject a performance award are the same as those available with respect to the grant of restricted stock awards, and are subject to the same adjustment as applies with respect to restricted stock awards. Following the end of the performance period, the Committee will determine and certify in writing the amount payable to the holder of the performance award, not to exceed the maximum number of shares of common stock subject to, or the maximum value of, the performance award, based on the achievement of the performance measures for such performance period. Payment may be made in cash, shares of common stock or a combination thereof, as determined by the Committee. The payment will be made in a lump sum or in installments as prescribed by the Committee. If a performance award covering shares of common stock is to be paid in cash, then the payment will be based on the fair market value of such stock on the payment date or such other date as may be specified by the Committee. Performance award agreements may contain such other terms as determined by the Committee.

Restricted stock units.    RSUs are rights to receive common stock, cash or a combination of both at the end of a specified period. The Committee may subject RSUs to restrictions (which may include a risk of forfeiture) as specified in the RSU award agreement, and such restrictions may lapse at such times determined by the Committee. RSUs may be settled by delivery of common stock, cash equal to the fair market value of the specified number of shares of common stock covered by the RSUs, or any combination thereof determined by the Committee at the date of grant or thereafter. Dividend equivalents on the specified number of shares of common stock covered by RSUs may be paid on a current, deferred or contingent basis, as determined by the Committee on or following the date of grant.

Bonus stock awards.    The Committee is authorized to grant bonus stock awards under the Stock Plan. Bonus stock awards are unrestricted shares of common stock that are subject to such terms and conditions as the Committee may determine. The Committee determines the purchase price, if any, for bonus stock awards.

Dividend equivalents.    Dividend equivalents entitle a participant to receive cash, common stock, other awards or other property equal in value to dividends paid with respect to a specified number of shares of our common stock, or other periodic payments at the discretion of the Committee. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted stock award or a bonus stock award).

Other stock-based awards.    Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of the Company’s common stock.

Cash awards.    Cash awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other award.

Substitute awards.    Awards may be granted in substitution or exchange for any other award granted under the Stock Plan or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the Stock Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with us or one of our affiliates.

Shares subject to the stock plan and limitations on awards to individual participants.    Pursuant to the Stock Plan, the aggregate maximum number of shares of our common stock that may be issued under the Stock Plan, and the aggregate maximum number of shares of common stock that may be issued under the Stock Plan through incentive stock options, will not exceed the sum of (i)                  shares of the Company’s common stock and (ii) 12% of the total shares of common stock issued by the Company in this offering. Shares will be deemed to have been issued under the Stock Plan only to the extent actually issued and delivered pursuant to an award. To the extent that an award lapses or the rights of its holder terminate, any shares of common stock subject to such award will again be available for the grant of an award under the Stock Plan. In addition, shares issued under the Stock Plan and forfeited back to the Stock Plan, shares surrendered in payment of the exercise price or purchase price of an award, and shares withheld for payment of applicable employment taxes and/or withholding obligations associated with an award will again be available for the grant of an award under the Stock Plan. Any shares of common stock delivered pursuant to an award may consist, in whole or in part, of authorized and unissued shares or (where permitted by applicable law) previously issued shares of common stock that have been reacquired. Further, the following limitations apply with respect to awards granted under the Stock Plan:

•

the maximum number of shares of common stock that may be subject to awards denominated in shares of common stock granted to any one individual during any 12-month period may not exceed 50% of the common stock that may be issued under the Stock Plan; and

•

the maximum amount of compensation that may be paid under all performance awards that are not denominated in shares of common stock (including the fair market value of any shares of common stock paid in satisfaction of such performance awards) granted to any one individual during any 12-month period may not exceed $20,000,000 and any payment due with respect to a performance award must be paid no later than 10 years after the date of the grant of the award.

Adjustments.    The Stock Plan provides that if the Company effects a subdivision or consolidation, or a payment of a stock dividend without receipt of consideration, on the shares of common stock subject to an award, the number of shares subject to the award, and the purchase price thereunder (if applicable) are proportionately adjusted. If the Company recapitalizes, reclassifies or otherwise changes its capital structure, outstanding awards will be adjusted so that the award will thereafter cover the number and class of shares to which the holder would have been entitled if he or she had been the holder of record of the shares covered by such award immediately prior to the recapitalization, reclassification or other change in the Company’s capital structure. Further, the aggregate number of shares available under the Stock Plan and the individual award limitations may also be appropriately adjusted by the Committee.

Corporate change.    The Stock Plan provides that, upon a Corporate Change (as defined in the Stock Plan), the Committee may accelerate the vesting and exercise date of outstanding awards, cancel outstanding awards and make payments in respect thereof in cash or adjust the outstanding awards as appropriate to reflect the Corporate Change. The Stock Plan provides that a Corporate Change occurs if:

•	the Company is dissolved and liquidated;

•	if the Company is not the surviving entity in any merger, consolidation or other business combination or reorganization (or survives only as a subsidiary of an entity);

•	if the Company sells, leases or exchanges or agree to sell, lease or exchange all or substantially all of its assets;

•	any person, entity or group acquires or gains ownership or control of more than 50% of the outstanding shares of the Company’s voting stock; or

•	after a contested election of directors, the persons who were directors before such election cease to constitute a majority of our board of directors.

Amendment and termination of the stock plan.    Our board of directors in its discretion may terminate the Stock Plan ( at any time with respect to any shares of common stock for which awards have not been granted. Our board of directors also has the right to alter or amend the Stock Plan or any part thereof from time to time; provided that no change in the Stock Plan may be made that would materially impair the rights of a participant without the consent of the participant. In addition, our board of directors may not, without approval of our stockholders, amend the Stock Plan to increase the aggregate maximum number of shares common stock that may be issued under the Stock Plan, increase the aggregate maximum number of shares of common stock that may be issued under the Stock Plan through incentive stock options, change the class of individuals eligible to receive awards under the Stock Plan or amend or delete the restrictions on the repricing of options.

Transferability of awards.    Awards granted under the Stock Plan (other than incentive stock options, which are subject to special rules described above) may not be transferred other than (i) by will or the laws of descent and distribution, (ii) pursuant to a qualified domestic relations order as defined by the Internal Revenue Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or (iii) with the consent of the Committee.

2017 base salary adjustments and annual bonus awards

In 2017, our Named Executive Officers’ annualized base salaries were increased to $500,000, $400,000 and $250,000 for Ms. Fox, Mr. Crombie and Mr. Morgan, respectively, in order to more appropriately align our Named Executive Officers’ base salaries with current market practice. In addition, for the 2017 fiscal year, our Named Executive Officers will be eligible to earn target annual bonuses of up to $500,000 for Ms. Fox, up to $400,000 for Mr. Crombie and up to $250,000 for Mr. Morgan. In addition to the target annual bonus described in the preceding sentence, Mr. Crombie remains eligible to receive an annual guaranteed bonus of $50,000.

2017 employment agreements

In 2017, we entered into a new employment agreement with Mr. Morgan, which we refer to as the “Morgan 2017 Employment Agreement.” The Morgan 2017 Employment Agreement has a three-year initial term, which is automatically extended for successive, additional one-year periods, unless either Mr. Morgan or the Company provides 60 days’ prior written notice that no such automatic extension will occur. The Morgan 2017 Employment Agreement provides for certain severance benefits upon a resignation by Mr. Morgan for “good reason” or upon a termination by the Company without “cause.” These benefits include: (i) a severance payment amount equal to the sum of (x) one year annualized base salary at the time of termination and (y) Mr. Morgan’s then-current target annual bonus, payable in 12 equal monthly installments, (ii) accelerated vesting of a certain portion of Mr. Morgan’s outstanding equity awards, and (iii) if Mr. Morgan elects COBRA continuation coverage, monthly reimbursement for the amount paid by Mr. Morgan to continue such coverage for up to 12 months. The Morgan 2017 Employment Agreement also contains certain restrictive covenants, including provisions that create restrictions, with certain limitations, on Mr. Morgan competing with the Company and its affiliates, soliciting any customers, or soliciting or hiring Company employees or inducing them to terminate their employment. These restrictions are intended to generally apply during the term of Mr. Morgan’s employment with the Company and for the one-year period following the termination of his employment.

2017 awards

As of the date of this prospectus, our board of directors has granted awards in 2017 under the Stock Plan to certain of our employees (including our Named Executive Officers) and non-employee directors with respect to              shares of our common stock. Generally, these awards either vest in full on the third anniversary of the applicable date of grant or vest in three equal installments on each of the first three anniversaries of the applicable date of grant in each case, so long as the employee remains employed by us through the applicable vesting date.

Director compensation

Generally, our non-employee directors receive quarterly cash payments of $6,375 for their service on our board of directors. In addition, in 2016, our non-employee directors received an additional $6,375 payment in connection with the special meeting held in February 2016. No equity-based awards were granted to our non-employee directors in 2016. As discussed above, our non-employee directors received awards under the Stock Plan in 2017. Directors that also provide services to the Company or its affiliates as employees, including Ms. Fox, and directors appointed to our board of directors by SCF do not receive compensation for their service on our board of directors.

The following table summarizes the compensation awarded or paid to the members of our board of directors for the fiscal year ended December 31, 2016.

Name	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)	All other compensation ($)	Total ($)
Gary Thomas	$31,875	$—	$—	$31,875
Mark Baldwin	$31,875	$—	$—	$31,875
John Schmitz(3)	$31,875	$—	$—	$31,875
Wendell Brooks(3)	$31,875	$—	$—	$31,875

(1)	Amounts reported in this column reflect annual cash retainer amounts received by our non-employee directors for service on our board of directors. As described above, in 2016, our directors received quarterly payments of $6,375 and an additional $6,375 payment in connection with the special meeting held in February 2016.

(2)	No equity-based awards were granted to our directors in 2016, and no equity-based awards held by our directors were outstanding and unvested as of December 31, 2016.

(3)	Following the completion of the Combination, Messrs. Schmitz and Brooks no longer serve on our board of directors.

2017 non-employee director compensation program

In connection with this offering, we adopted a compensation policy for our non-employee directors (the “Non-Employee Director Compensation Policy”). Our non-employee directors are entitled to receive compensation for services they provide to us consisting of retainers and equity compensation as described below. Each non-employee director will be eligible to receive the following for their service on our board of directors pursuant to the Non-Employee Director Compensation Policy:

•	A quarterly retainer of $17,500;

•	An additional quarterly retainer of $7,500 for the Chairman of the Board;

•	An additional quarterly retainer of $2,500 for the non-employee directors serving as chairs of the audit committee and the nominating, governance and compensation committee;

In addition to cash compensation, our non-employee directors receive annual equity-based compensation consisting of restricted stock awards with an aggregate grant date value equal to $100,000 or, in the case of the Chairman of the Board, $150,000. However, in the first calendar year in which non-employee directors are appointed or elected to our board of directors, they are eligible to receive an initial restricted stock award with an aggregate grant date value equal to $125,000 in lieu of such annual restricted stock award. The forfeiture restrictions applicable to the restricted stock awards generally lapse on the one-year anniversary of the date of grant of such awards. The restricted stock awards granted to our non-employee directors are subject to the terms and conditions of the Stock Plan and the award agreements pursuant to which such awards are granted.

Certain relationships and related party transactions

The descriptions set forth below are qualified in their entirety by reference to the applicable agreements and unless otherwise indicated, are reflected on a pre-Stock Split basis.

The Combination

On February 28, 2017, we closed the Combination with Beckman, a growth-oriented oilfield services company that provides a wide range of well and coiled tubing services. Pursuant to the Combination, all of the issued and outstanding shares of Beckman common stock were converted into shares of our common stock, except 1.6% of Beckman shares paid in cash. In addition to the conversion of all of the shares of outstanding common stock of Beckman to shares of our common stock, all of the restricted stock and outstanding stock options of Beckman were also converted to restricted stock and stock options of Nine. Options exercisable for approximately 17,313 shares of Beckman common stock with a weighted average exercise price of $123.02 per share and 20,225 shares of restricted stock of Beckman outstanding as of December 31, 2016 converted to options exercisable for approximately 9,808 shares of our common stock with a weighted average exercise price of $216.91 per share and 11,458 shares of restricted stock of Nine.

Prior to the Combination, Beckman was also an SCF Partners portfolio company. A key strategic rationale for the Combination was to enhance our ability to serve customers and our growth potential through broader product lines and basin diversification, enabling us to cross-sell our products and compete with larger companies. The Combination was a means of achieving these objectives and created various synergistic opportunities, including greater ability to raise capital for expansion, opportunity to develop broader and more diversified product lines, ability to compete with larger companies and opportunity to leverage internal initiatives.

Immediately prior to the Combination and the Subscription Offers (described below), SCF owned 615,525 shares of Beckman common stock or 56.4%.

Immediately following the completion of the transactions contemplated by the Combination and the Subscription Offers, SCF beneficially owned a total of 1,088,426 shares of our common stock (calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”)). This beneficial ownership consisted of (1) 938,064 shares of common stock issued to SCF in connection with the Combination, (2) 100,242 shares of common stock issued to SCF in connection with the Subscription Offers, and (3) warrants to purchase 50,120 shares of our common stock issued to SCF in connection with the Subscription Offers. For a discussion of the Combination, please see “Prospectus Summary—Our history and the Combination,” and for a discussion of the Subscription Offers, and related issuance of warrants to SCF, please see “—Subscription and warrant agreements.”

Transactions with our significant stockholders and our directors and executive officers

During 2014, in conjunction with an exercise of warrants to provide a capital infusion, a $1.25 million promissory note was issued to Christopher Payson, who was an executive officer of the Company in 2014 and 2015. The principal is due on June 30, 2019 (the “Maturity Date”). Interest of 4% per annum is due and payable on the Maturity Date. As of December 31, 2015 and 2014, the outstanding balance of the notes, including principal and unpaid interest, was $2.7 million and $1.3 million, respectively.

During 2014, promissory notes totaling $9.4 million were issued to former owners of Crest, including Mr. Crombie. The principal is due on June 30, 2019. The interest rate is based on the prime rate, the federal funds rate or LIBOR, plus a margin to be determined in connection with Nine’s credit agreement, and is due quarterly. Mr. Crombie paid $1.8 million during 2016 to repay his promissory note in full. From 2014 to the date of such repayment, Mr. Crombie made principal and interest payments totaling $1.8 million and $0.1 million, respectively.

In 2014, Beckman entered into a shared services agreement with Winco Development, LLC (“Winco”), pursuant to which Winco provides office space, personnel and certain general and administrative services to Beckman. A manager of Winco, Benjamin Winston, is also a stockholder of the Company and was a member of Beckman’s board of directors from 2014 through the consummation of the Combination. Beckman paid Winco $0.2 million, $0.2 million and $0.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Beckman leases facilities and buildings in Monahans, Texas and Enid, Oklahoma, from an entity owned by Mr. Winston. Beckman paid rent expenses of $0.6 million and $0.5 million to this entity during 2016 and 2015, respectively.

Beckman utilizes Winco Trucking, LLC to transport equipment, chemicals and supplies. Mr. Winston serves as a manager of Winco Trucking, LLC. Beckman incurred expense of $0.7 million, $0.7 million and $0.2 million for these services during 2016, 2015 and 2014, respectively.

Beckman utilizes airplanes and related services, owned by Mr. Winston. Beckman incurred expenses of $0.2 million and $0.1 million for these services during 2016 and 2015, respectively.

In 2015, Beckman sold $1.2 million of equipment to an entity owned by Mr. Winston. Beckman facilitates pass-through billings on behalf of Momentum Completions, LLC, an entity owned by one of the shareholders who was also a member of the Board. Beckman recognizes no revenue or expense related to this activity. During 2015, the related entity billed Beckman $2.2 million. Beckman rebilled respective customers of this related entity $2.2 million, and Beckman collected cash for and reimbursed to the related entity approximately $2.1 million. During 2016, the related entity billed Beckman $0.8 million, and Beckman billed respective customers the same amount. Beckman collected cash for and reimbursed to the related entity $1.1 million.

The Company provides services in the ordinary course of business to EOG Resources, Inc. Gary L. Thomas acts as the President and Chief Operating Officer of EOG Resources, Inc. The Company received payments from EOG Resources, Inc. of $13.8 million, $25.3 million and $51.7 million in 2016, 2015 and 2014, respectively.

Beckman provides services in the ordinary course of business to Citation Oil & Gas Corp., an entity owned by Curtis F. Harrell, a director of the Company. Beckman billed approximately $0.4 million and $0.5 million for services provided to Beckman during 2016 and 2015, respectively.

The Company leases office space, yard facilities and equipment from Mr. Crombie under operating leases. Lease expense was $0.7 million in each of the years ended December 31, 2016 and 2015.

Subscription and warrant agreements

In connection with the Combination and pursuant to subscription agreements dated March 10, 2017, we offered each of our stockholders (our existing stockholders and the Beckman stockholders) who were accredited investors or non-U.S. persons (as such term is defined in Regulation S under Securities Act) the opportunity to purchase shares of our common stock worth $20 million in the aggregate, up to their pro-rata ownership of the Company (the “Combined Nine Subscription Offer”). If each eligible purchaser did not purchase its respective pro rata portion of such approximately $20 million of shares of our common stock, the eligible purchasers that elected to participate in the Combined Nine Subscription Offer were entitled, but not obligated, to purchase the remaining number of shares of our common stock worth $20 million in the aggregate. The proceeds from the Combined Nine Subscription Offer were used to (i) to finance the purchase of non-accredited investors’ shares in the Combination and pay fees and expenses related to the Combination and (ii) for general corporate purposes, including ensuring compliance with our financial covenants under the Existing Nine Credit Facility. In connection with the Combined Nine Subscription Offer, we issued to those stockholders who purchased shares of our common stock a warrant to purchase additional shares of our common stock on the basis of one warrant share for every two shares purchased in the Combined Nine Subscription Offer. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

In addition to the Combined Nine Subscription Offer, though not in connection with the Combination, pursuant to subscription agreements dated March 10, 2017, we offered each of our existing stockholders pre-Combination who were accredited investors or non-U.S. persons (as such term is defined in Regulation S under the Securities Act) the opportunity to purchase shares of our common stock worth $5 million in the aggregate, up to their pro-rata ownership of the Company (the “Nine Subscription Offer”). If each eligible purchaser did not purchase its respective pro rata portion of such approximately $5 million of shares of our common stock, the eligible purchasers that elected to participate in the Nine Subscription Offer were entitled, but not obligated, to purchase the remaining number of shares of our common stock worth $5 million in the aggregate. The proceeds from the Nine Subscription Offer were retained by us to ensure compliance with our financial covenants under the Existing Nine Credit Facility. In connection with the Nine Subscription Offer, we issued to those stockholders who purchased shares of our common stock a warrant to purchase additional shares of our common stock on the basis of one warrant share for every two shares purchased in the Nine Subscription Offer. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

In addition to the Combined Nine Subscription Offer and the Nine Subscription Offer, though not in connection with the Combination, pursuant to subscription agreements dated February 10, 2017, Beckman offered each of its stockholders pre-Combination who were accredited investors or non-U.S. persons (as such term is defined in Regulation S under the Securities Act) the opportunity to purchase shares of its common stock worth $15 million in the aggregate, up to their pro-rata ownership of Beckman (the “Beckman Subscription Offer” and with the Combined Nine Subscription Offer and the Nine Subscription Offer, the “Subscription Offers”). If each eligible purchaser did not purchase its respective pro rata portion of such approximately $15 million of shares of its common stock, the eligible purchasers that elected to participate in the Beckman Subscription Offer were entitled, but not obligated, to purchase the remaining number of shares of its common stock worth $15 million in the aggregate. The proceeds from the Beckman Subscription Offer were used to pay outstanding indebtedness under the Existing Beckman Credit Facility. In connection with the Beckman Subscription Offer, Beckman issued to those stockholders who purchased shares of its common stock a warrant to purchase additional shares of its common stock on the basis of one warrant share for every two shares purchased in the Beckman Subscription Offer. Beckman shares of common stock issued in the Beckman Subscription Offer and warrants purchased in the Beckman Subscription Offer converted into shares and warrants of our common stock based on the exchange ratio used with respect to the Combination. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

The following table identifies each related person who participated in the Combined Nine and Nine Subscription Offers.

Related person	No. of shares purchased	$ amount purchased	No. of warrant shares(1)
Mark Baldwin	87	$21,774	43
David Crombie(1)	1,289	$322,598	644
Ernie L. Danner(2)	499	$124,884	249
Ann G. Fox	239	$59,815	119
Curtis F. Harrell(3)	173	$43,297	86
Gary L. Thomas	87	$21,774	43

(1)	The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

(2)	Amounts reported include 1,289 shares purchased at a purchase price of $322,598 and 644 warrants by DKM Investments, LP of which Mr. Crombie is a member.

(3)	Amounts reported include 172 shares purchased at a purchase price of $43,046 and 86 warrants by Autumn Plecher, LP of which Mr. Danner is a limited partner of the general partner.

(4)	Amounts reported include 173 shares purchased at a purchase price of $43,297 and 86 warrants by Harrell Ventures, LLC of which Mr. Harrell is the managing member.

In connection with the Beckman Subscription Agreement, Mr. Danner subscribed to purchase 1,850 shares of Beckman common stock (1,049 shares of our common stock after giving effect to the application of the exchange ratio used with respect to the Combination to convert the shares of Beckman common stock into shares of our common stock) in exchange for a purchase price of $141.94. Mr. Danner also received 925 warrants to purchase Beckman shares of common stock, which were converted into 524 warrants to purchase Nine shares of common stock after giving effect to the application of the exchange ratio use with respect to the Combination to convert the Beckman warrants into Nine warrants. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

In connection with the Beckman Subscription Agreement, Mr. Harrell subscribed to purchase 672 shares of Beckman common stock (381 shares of our common stock after giving effect to the application of the exchange ratio used with respect to the Combination to convert the shares of Beckman common stock into shares of our common stock) in exchange for a purchase price of $141.94. Mr. Harrell also received 226 warrants to purchase Beckman shares of common stock, which were converted into 190 warrants to purchase Nine shares of common stock after giving effect to the application of the exchange ratio use with respect to the Combination to convert the Beckman warrants into Nine warrants. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

Pursuant to a Subscription Agreement dated March 31, 2017, Douglas S. Aron, who acted as the Executive Vice President and Chief Financial Officer of the Company from April 2017 until September 8, 2017, subscribed to purchase 4,000 shares of our common stock in exchange for a cash payment of $1,001,080.

On July 25, 2017, we provided notice to certain eligible holders of the Company’s common stock that we are offering for sale up to approximately $20 million of the Company’s common stock for $150.00 per share. We closed the July 2017 Subscription Offer on August 23, 2017. We received consent from all the lenders under the Existing Nine Credit Facility for the cash proceeds from the July 2017 Subscription Offer to be deposited in a segregated account that does not constitute collateral for the indebtedness thereunder.

Stockholders agreement

In connection with the Combination, on February 28, 2017, we, SCF and substantially all of the holders of our common stock and warrants entered into the Second Amended and Restated Stockholders Agreement, which was further amended on July 24, 2017 (as amended, the “Existing Stockholders Agreement”). The Existing Stockholders Agreement contains provisions related to, among other things, stock transfer restrictions, tag-along and drag-along rights, preemptive rights, registration rights and board composition.

The Existing Stockholders Agreement, other than the provisions relating registration rights and certain miscellaneous provisions, will terminate upon the consummation of (i) an initial public offering; (ii) our merger into or combination with a corporation whose common stock is authorized and approved for listing on a national securities exchange (a “Qualified Public Company”) or a subsidiary of a Qualified Public Company and our stockholders receive cash and/or common stock of such Qualified Public Company in respect of their shares of our common stock in such merger; (iii) our merger or combination with another entity if our stockholders receive solely cash in respect of their shares of our common stock in such merger or (iv) a sale pursuant to the drag-along provisions contained in the Existing Stockholders Agreement (a “drag-along sale”). In the event of a drag-along sale or merger or combination in which our stockholders receive solely cash, the Existing Stockholders Agreement will terminate in its entirety. Upon the consummation of this offering, we will amend and restate the Existing Stockholders Agreement (the “Amended Stockholders Agreement”) to eliminate all terminated provisions. The registration rights provisions that will be contained in the Amended Stockholders Agreement are described below.

Demand registration rights

Under the Amended Stockholders Agreement, from and after 180 days following consummation of this offering, SCF (and its permitted transferees) will have the right to demand (a “Demand Request”) on five occasions that we register all or any portion of the SCF Registrable Securities (as such term is defined in the Amended Stockholders Agreement) (a “Demand Registration”) so long as the SCF Registrable Securities proposed to be sold on an individual registration statement have an aggregate gross offering price of at least $10.0 million or at least $1.0 million if we are then eligible to register such sale on a Form S-3 registration statement (or any comparable or successor form) and provided that we are not required to effect more than one Demand Registration in any six-month period. After such time that we become eligible to use Form S-3 (or comparable form) for the registration under the Securities Act of any of our securities, any Demand Request with a reasonably anticipated aggregate offering price of $100.0 million may be for a “shelf” registration statement pursuant to Rule 415 under the Securities Act.

We may delay the filing of a registration statement pursuant to a Demand Request until a date not later than 60 days after the required filing date if (i) we are engaged in confidential negotiations or other confidential business activities that would require disclosure in the registration statement and our board of directors determines in good faith that such disclosure would be materially detrimental to us or (ii) we have experienced some other material non-public event or is in possession of material non-public information concerning the Company. We may also delay the filing if, prior to receiving a Demand Request, we are already proceeding with another offering for its own account or for the account of another requesting holder.

Piggyback registration rights

If we propose to file a registration statement under the Securities Act relating to an offering of our common stock for our own account or for the account of any common stockholder (other than certain registration statements, including those relating to securities offered in connection with benefit plans or acquisitions), the holders of Registrable Securities (as defined in the Amended Stockholders Agreement) will have customary piggyback registration rights that allow them to include the Registrable Securities that they own in any such registration statement, and any related underwriting. We will provide written notice to holders of Registrable Securities of such filing as soon as practicable (but in no event less than 15 days prior to the anticipated filing).

If the managing underwriter of a proposed underwritten offering advises us that in its opinion the total amount of securities to be included in such offering is sufficiently large to materially and adversely affect the price or success of the offering, then the securities to be included in such offering will be allocated first to the requesting holders if the registration statement is pursuant to a Demand Request or, if not, then to us, and then pro rata among the holders of piggyback securities on the basis of the number of Registrable Securities then held by each such holder.

Holdback agreements

Each holder of Registrable Securities will be subject to certain lock-up provisions that restrict transfer during the period beginning 14 days prior to, and continuing for a period not to exceed 180 days after, the date of a final prospectus for an initial public offering, or 90 days for any subsequent underwritten public offering of equity securities of the Company, except as part of such registration (subject to an extension of such lock-up period by up to 35 days in certain circumstances).

Registration procedures and expenses

The Amended Stockholders Agreement will contain customary procedures relating to underwritten offerings and the filing of registration statements. We will agree to pay all registration expenses incurred in connection with any registration, including all registration, qualification and filing fees, printing expenses, accounting fees, escrow fees, legal fees of the Company, reasonable fees of one counsel to the holders of Registrable Securities, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration. All underwriting discounts and selling commissions and stock transfer taxes applicable to securities registered by holders and fees of counsel to any such holder (other than as described above) will be payable by holders of Registrable Securities.

Indemnification and contribution

The Amended Stockholders Agreement will contain customary indemnification and contribution provisions by the Company for the benefit of holders participating in any registration. Each holder participating in any registration will also agree to indemnify the Company in respect of information provided by such holder to the Company for use in connection with such registration; provided that such indemnification will be limited to the net proceeds actually received by such indemnifying holder from the sale of Registrable Securities.

Procedures for approval of related person transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors intends to adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, the Audit Committee expects to review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, the Audit Committee expects to take into account, among other factors, the following: (1) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (2) the extent of the Related Person’s interest in the transaction. Further, the policy would require that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

Security ownership of certain beneficial owners and management

The following table sets forth information with respect to the beneficial ownership of our common stock as of                     , 2017 by:

•	each of our Named Executive Officers;
•	each of our directors;
•	all of our directors and executive officers as a group; and
•	each person known to us to beneficially own 5% or more of our outstanding common stock.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective directors, executive officers, or 5% or more stockholders, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 16945 NorthChase Drive, Suite 1600, Houston, Texas 77060.

To the extent the underwriters sell more than              shares of common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional              shares from us.

Name and address of beneficial owner	Shares beneficially owned prior to the offering		Shares beneficially owned after this offering (assuming no exercise of the underwriters’ option to purchase additional shares)		Shares beneficially owned after this offering (assuming exercise in full of the underwriters’ option to purchase additional shares)
	Number	%(1)	Number	%	Number	%
5% or more Stockholders:
SCF(2)

Directors and Named Executive Officers:
Ann G. Fox
David Crombie
Edward Bruce Morgan
Ernie L. Danner
David C. Baldwin
Mark E. Baldwin
Curtis F. Harrell
Scott E. Schwinger
Gary L. Thomas
Andrew L. Waite

All directors and executive officers as a group (11 persons)

*	less than 1%.

(1)	Based upon an aggregate of shares outstanding as of , 2017. For each stockholder, in accordance with Rule 13d-3 promulgated under the Exchange Act, this percentage is determined by assuming the named stockholder exercises all options and other instruments pursuant to which the stockholder has the right to acquire shares of our common stock within 60 days of , but that no other person exercises any options or other purchase rights (except with respect to the calculation of the beneficial ownership of all directors and executive officers as a group, for which the percentage assumes that all directors and executive officers exercise all such options or other purchase rights).

(2)	L. E. Simmons is the natural person who has voting and investment control over the securities owned by SCF. Mr. Simmons serves as the President and sole member of the board of directors of LESA, the ultimate general partner of SCF. Because SCF-VII, L.P. and SCF-VII(A), L.P. are controlled by LESA, these entities may be considered to be a group for purposes of Section 13(d)(3) under the Exchange Act. As a group, SCF beneficially owns shares of our common stock in the aggregate. This beneficial ownership includes shares of our common stock held by SCF-VII, L.P. and shares of our common stock held by SCF-VII(A), L.P. The address for SCF-VII, L.P. and SCF-VII(A), L.P. is 600 Travis Street, Suite 6600, Houston, Texas 77002.

Description of capital stock

Our authorized capital stock consists of              shares of common stock, par value $0.01 per share, of which              shares of common stock will be issued and outstanding upon completion of this offering and              shares of preferred stock, par value $0.01 per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and our charter and our bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our charter and bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common stock

Except as provided by law or in a preferred stock designation, holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Because holders of our common stock have the exclusive right to vote for the election of directors and do not have cumulative voting rights, the holders of a majority of the shares of our common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock. Subject to the rights and preferences of any preferred stock that we may issue in the future, the holders of our common stock are entitled to receive:

•	dividends as may be declared by our board of directors; and

•	all of our assets available for distribution to holders of our common stock in liquidation, pro rata, based on the number of shares held.

There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred stock

Subject to the provisions of our charter and legal limitations, our board of directors will have the authority, without further vote or action by our stockholders:

•	to issue up to 20,000,000 shares of preferred stock in one or more series; and

•

to fix the rights, preferences, privileges and restrictions of our preferred stock, including provisions related to dividends, conversion, voting, redemption, liquidation and the number of shares constituting the series or the designation of that series, which may be superior to those of our common stock.

There will be no shares of preferred stock outstanding upon the closing of this offering, and we have no present plans to issue any preferred stock.

The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. The issuance of shares of preferred stock may discourage third-party bids for our common stock or may otherwise adversely affect the market price of our common stock. In addition, preferred stock may enable our board of directors to make it more difficult or to discourage attempts to obtain control of us through a hostile tender offer, proxy contest, merger or otherwise, or to make changes in our management.

Anti-takeover effects of provisions of our charter, our bylaws and Delaware law

Some provisions of Delaware law, our charter and our bylaws could make certain change of control transactions more difficult, including acquisitions of us by means of a tender offer, a proxy contest or otherwise, as well as removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares. Therefore, these provisions could adversely affect the price of our common stock.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Opt out of Section 203 of the DGCL

In our charter, we have elected not to be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers until the date on which the SCF group is no longer the holder of at least 15% of our outstanding common stock. On and after such date, we will be subject to the provisions of Section 203 of the DGCL. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the interested stockholder attained that status, the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Our charter and bylaws

Among other things, our charter and bylaws:

•

establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year’s annual meeting. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may deter stockholders from bringing matters before the stockholders at an annual or special meeting;

•

authorize our board of directors to issue undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum;

•

provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•	provide that special meetings of our stockholders may only be called by a majority of the total number of directors;

•

provide that our board of directors be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors;

•

provide that we renounce any interest or expectancy in any business opportunity (existing and future) that involves any aspect of the energy business or industry and that may be from time to time presented to SCF or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any SCF entity, and that such persons have no obligation to offer us those investments or opportunities (see “—Renouncement of business opportunities” for more information);

•

provide that our charter and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock (except with respect to provisions relating to the renouncement business opportunities, which require approval of at least 80% of the voting power of the outstanding stock entitled to vote thereon); and

•	a member of our board of directors may only be removed for cause and only by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock.

Forum selection

Our charter provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our charter or our bylaws; or

•

any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our charter is inapplicable or unenforceable.

Renouncement of business opportunities

SCF has investments in other oilfield service companies that may compete with us, and SCF and its affiliates, other than us, may invest in such other companies in the future. SCF, its other affiliates and its portfolio companies are referred to as the “SCF group.” Our charter provides that, until we have had no directors that are SCF Nominees for a continuous period of one year, we renounce any interest in any business opportunity in which any member of the SCF group participates or desires or seeks to participate in and that involves any aspect of the energy equipment or services business or industry, other than:

•

any business opportunity that is brought to the attention of an SCF Nominee solely in such person’s capacity as our director or officer and with respect to which no other member of the SCF group independently receives notice or otherwise identifies such opportunity; or

•	any business opportunity that is identified by the SCF group solely through the disclosure of information by or on behalf of us.

In addition, LESA, the ultimate general partner of SCF, has an internal policy that discourages it from investing in two or more portfolio companies with substantially overlapping industry segments and geographic areas. However, LESA’s internal policy does not restrict the management or operation of its other individual portfolio companies from competing with us. Pursuant to LESA’s policy, LESA may allocate any potential opportunities to the existing portfolio company where LESA determines, in its discretion, such opportunities are the most logical strategic and operational fit. Thus, members of the SCF group, which includes any SCF Nominees, may pursue opportunities in the oilfield services industry for their own account or present such opportunities to us or one of SCF’s other portfolio companies. Our charter provides that the SCF group, which includes any SCF Nominees, has no obligation to offer such opportunities to us, even if the failure to provide such opportunity would have a competitive impact on us. We are not prohibited from pursuing any business opportunity with respect to which we have renounced any interest.

Our charter further provides that any amendment to or adoption of any provision inconsistent with the charter’s provisions governing the renouncement of business opportunities must be approved by the holders of at least 80% of the voting power of the outstanding stock of the corporation entitled to vote thereon.

Limitation of liability and indemnification of officers and directors

Our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

•	for any breach of the duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;
•	for unlawful payment of a dividend or unlawful stock purchases or redemptions; or
•	for any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. We intend to enter into indemnification agreements with each of our current and future directors and officers.

Registration rights

For a description of registration rights relating to our common stock, please read “Certain relationships and related party transactions—Stockholders agreement.”

Transfer agent and registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC.

Listing; public market

We have been approved, subject to official notice of issuance, to list our common stock on the NYSE under the symbol “NINE.” There is no established market for our shares of common stock. The development and maintenance of a public market for our common stock, having the desirable characteristics of depth, liquidity and orderliness, depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of shares of our common stock at any particular time may be limited, which may have an adverse effect on the price at which shares of our common stock can be sold.

Certain ERISA considerations

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

•

whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited transaction issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan asset issues” below).

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan asset issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

•

the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

•

the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

•

there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of restricted shares

Upon the closing of this offering, we will have outstanding an aggregate of              shares of common stock. Of these shares, all of the              shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the lock-up provision contained in our existing stockholders agreement and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701; and

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Lock-up agreements

We, all of our directors and officers and SCF have agreed not to sell any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. See “Underwriting (conflicts of interest)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement pursuant to Rule 701 before the effective date of the registration statement for this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock issuable under employee plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our 2017 Plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration rights

For a description of registration rights relating to our common stock, please read “Certain relationships and related party transactions—Stockholders agreement.”

Material U.S. federal income tax considerations for non-U.S. holders

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. The President has proposed significant changes to U.S. federal tax laws, and Congress is currently considering these and other tax reform proposals. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. holder defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

Distributions of cash or property on our common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on disposition of common stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock is and continues to be “regularly traded on an established securities market,” (within the meaning of the U.S. Treasury Regulations) only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup withholding and information reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional withholding requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and on the gross proceeds from a disposition of our common stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

Underwriting (conflicts of interest)

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Raymond James & Associates, Inc.
Piper Jaffray & Co.
Tudor, Pickering, Holt & Co. Securities, Inc.
HSBC Securities (USA) Inc.
Scotia Capital (USA) Inc.
UBS Securities LLC

Total

The underwriters are committed to purchase all the common shares offered by us. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table

shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per share		Total
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with their offering of up to $20,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC for a period of 180 days after the date of this prospectus; provided that the restrictions described in clause (i) shall not apply to issuances of common stock directly to a seller of a business or assets as part of the purchase price or private placements in connection with acquisitions thereof by us; provided, further, that (x) any such recipient of such shares of common stock will agree to be bound by these restrictions for the remainder of such 180-day period and (y) the aggregate number of shares of common stock that we may offer pursuant to the foregoing proviso shall not exceed 10% of the total number of shares of our common stock issued and outstanding immediately following the completion of the offering contemplated by this prospectus.

Our directors and executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have been approved, subject to official notice of issuance, to list our common stock on the NYSE under the symbol “NINE.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Directed share program

At our request, the underwriters have reserved for sale at the initial public offering price up to     % of the common stock being offered by this prospectus for sale to our employees, executive officers, directors and director nominees who have expressed an interest in purchasing common stock in this offering. Any (i) executive officer, director or director nominee purchasing shares of common stock as part of the directed share program or (ii) other person who purchases more than $200,000 of shares of common stock as part of such program will be subject to the 180-day lock-up restriction as described above. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Relationships with the underwriters and their affiliates

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Conflicts of interest

An affiliate of Wells Fargo Securities, LLC is a lender under the Existing Nine Credit Facility and the Existing Beckman Credit Facility, and an affiliate of J.P. Morgan Securities LLC is a lender under the Existing Nine Credit Facility, and such affiliates may receive more than 5% of the net proceeds of this offering in connection with the repayment of borrowings under the Existing Nine Credit Facility and the Existing Beckman Credit Facility. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. In accordance with this rule, Goldman Sachs & Co. LLC has assumed the responsibilities of acting as a “qualified independent underwriter.” In its role as a qualified independent underwriter, Goldman Sachs & Co. LLC has participated in due diligence and the preparation of the registration statement. Goldman Sachs & Co. LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Goldman Sachs & Co. LLC against certain liabilities incurred in connection with acting as a “qualified independent underwriter,” including liabilities under the Securities Act. Pursuant to Rule 5121, Wells Fargo Securities, LLC and J.P. Morgan Securities LLC will not confirm sales of the shares to any account over which they exercise discretionary authority without the prior written approval of the customer.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (1) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (2) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Legal matters

The validity of our common stock offered by this prospectus will be passed upon for Nine Energy Service, Inc., by Vinson & Elkins L.L.P., Houston, Texas. The validity of the common stock offered hereby will be passed upon for the underwriters by Kirkland & Ellis LLP, Houston, Texas.

Experts

The audited financial statements of Nine Energy Service, Inc. included in this prospectus, except as they relate to Beckman Production Services Inc. as of December 31, 2015 and for the year then ended, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such financial statements, except as they relate to Beckman Production Services Inc, as of December 31, 2015 and for the year then ended, have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 7 to the financial statements) of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The financial statements of Beckman Production Services Inc. as of December 31, 2015 and for the year then ended, not separately presented in this Prospectus, have been audited by BDO USA LLP, an independent registered public accounting firm, whose report thereon appears herein, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We maintain a website at http://www.nineenergyservice.com. and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We will provide electronic or paper copies of our filings free of charge upon request.

Nine Energy Service, Inc.

Index to condensed consolidated financial statements

Nine months ended September 30, 2017

Nine Energy Service, Inc. and subsidiaries

Index to combined financial statements

December 31, 2016 and 2015

Nine Energy Service, Inc.

Condensed consolidated balance sheets

September 30, 2017 and December 31, 2016

(in thousands of dollars, except shares and share data)	September 30, 2017	December 31, 2016
	(unaudited)

Assets

Current assets
Cash and cash equivalents	$30,171	$4,074
Accounts receivable, net	94,540	47,366
Inventories	20,937	15,169
Income taxes receivable	42	14,620
Prepaid expenses and other	9,718	9,485

Total current assets	155,408	90,714
Property and equipment, net	264,300	273,210
Goodwill	125,286	125,286
Intangible assets, net	69,545	76,144
Other long-term assets	3,392	364
Notes receivable from shareholders	10,451	10,376

Total assets	$628,382	$576,094

Liabilities and Stockholders’ Equity

Current liabilities
Long term debt, current portion	$239,710	$17,975
Accounts payable	37,753	18,823
Accrued expenses	19,873	12,417
Notes payable—insurance premium financing	—	272

Total current liabilities	297,336	49,487

Long-term liabilities
Long-term debt	—	226,287
Deferred taxes	13,250	10,637
Other long-term liabilities	1,809	1,497

Total liabilities	312,395	287,908

Commitments and contingencies (Note 4)

Stockholders’ equity
Common stock (6,000,000 shares authorized at $.01 par value; 1,965,543 and 1,668,036 shares issued and outstanding at September 30, 2017 and December 31, 2016, respectively)	19	16
Additional paid-in capital	383,916	318,055
Accumulated other comprehensive loss	(3,678)	(3,486)
Accumulated deficit	(64,270)	(26,399)

Total stockholders’ equity	315,987	288,186

Total liabilities and stockholders’ equity	$628,382	$576,094

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nine Energy Service, Inc.

Condensed consolidated statements of comprehensive income (unaudited)

Nine months ended September 30, 2017 and 2016

	Nine months ended September 30,
(in thousands of dollars, except shares and share data)	2017	2016

Revenues	$389,380	$202,368

Cost and expenses
Cost of revenues (exclusive of depreciation and amortization shown separately below)	322,901	178,676
General and administrative expenses	37,628	26,194
Depreciation	40,326	41,779
Amortization of intangibles	6,601	6,794
Loss on equity method investment	255	—
Loss on sale of property and equipment	4,793	2,420

Loss from operations	(23,124)	(53,495)

Other expense
Interest expense	11,780	10,681

Total other expense	11,780	10,681

Loss before income taxes	(34,904)	(64,176)
Provision (benefit) for income taxes	2,967	(19,017)

Net loss	(37,871)	(45,159)

Loss per share—basic and diluted	$(20.97)	$(27.35)
Weighted average shares outstanding	1,805,816	1,651,240

Other comprehensive income (expense)
Foreign currency translation adjustments	(192)	203

Total other comprehensive income (loss)	(192)	203

Total comprehensive loss	$(38,063)	$(44,956)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nine Energy Service, Inc.

Condensed consolidated statements of stockholders’ equity (unaudited)

Nine Months Ended September 30, 2017

	Common stock		Warrants		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity
(in thousands of dollars)	Shares	Amounts	Units	Amounts
Stockholders’ equity as of December 31, 2016	1,668,036	$16	—	$—	$318,055	$(3,486)	$(26,399)	$288,186
Issuance of common stock	307,237	3	—	—	61,919	—	—	61,922
Distribution to non-accredited investors	(9,730)	—	—	—	(2,438)	—	—	(2,438)
Issuance of common stock warrants	—	—	79,889	2,687	(2,687)	—	—	—
Exercise and cancellation of common stock warrants	—		(79,889)	(2,687)	2,687	—	—	—
Stock-based compensation expense	—	—	—	—	6,380	—	—	6,380
Other comprehensive loss	—	—	—	—	—	(192)	—	(192)
Net loss	—	—	—	—	—	—	(37,871)	(37,871)

Stockholders’ equity as of September 30, 2017	1,965,543	$19	—	$—	$383,916	$(3,678)	$(64,270)	$315,987

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nine Energy Service, Inc.

Condensed consolidated statements of cash flows (unaudited)

Nine months ended September 30, 2017 and 2016

	Nine months ended September 30,
(in thousands of dollars)	2017	2016

Cash flows from operating activities
Net loss	$(37,871)	$(45,159)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation	40,326	41,779
Amortization of intangibles	6,601	6,794
Amortization of deferred financing costs	1,212	1,987
Provision for doubtful receivables	(7)	(62)
Deferred tax expense (benefit)	2,624	(7,356)
Provision for inventory obsolescence	1,023	287
Stock-based and deferred compensation expense	6,380	4,314
Loss on sales of assets	4,793	2,420
Loss on revaluation of contingent consideration	421	—
Loss on equity method investment	255	—
Changes in operating assets and liabilities
Accounts receivable	(46,940)	4,848
Inventories	(6,560)	(451)
Prepaid expenses and other current assets	(289)	294
Accounts payable and accrued expenses	19,051	(4,283)
Income taxes receivable/payable	14,577	(4,035)
Other assets and liabilities	(1,821)	(177)

Net cash provided by in operating activities	3,775	1,200

Cash flows from investing activities
Proceeds from sales of assets	1,078	2,354
Proceeds from property and equipment casualty losses	97	210
Proceeds from notes receivable payments	—	1,849
Purchases of property and equipment	(29,991)	(7,136)
Equity method investment in DIT	(1,000)	—

Net cash used in investing activities	(29,816)	(2,723)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nine Energy Service, Inc.

Condensed consolidated statements of cash flows (unaudited)

Nine months ended September 30, 2017 and 2016

	Nine months ended September 30,
(in thousands of dollars)	2017	2016

Cash flows from financing activities
Borrowings on revolving credit facilities	53,500	51,740
Payments on revolving credit facilities	(37,500)	(46,556)
Payments on term loans	(21,725)	(15,490)
Proceeds on notes payable—insurance premium financing	—	1,127
Payments on notes payable—insurance premium financing	(272)	(428)
Proceeds from issuance of common stock	61,374	—
Distribution to shareholders	(2,438)	—
Deferred financing costs	(716)	(1,245)

Net cash provided by (used in) financing activities	52,223	(10,852)

Net increase (decrease) in cash and cash equivalents	26,182	(12,375)
Impact of foreign currency exchange on cash	(85)	40

Cash and cash equivalents
Beginning of period	4,074	18,877

End of period	$30,171	$6,542

The accompanying notes are an integral part of these condensed consolidated financial statements.

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016

1. Description of business and organization

Nine Energy Service, Inc. (the “Company” or “Nine”), a Delaware corporation, is an oilfield services business that provides services integral to the completion of unconventional wells through a full range of tools and methodologies, and provides a range of production enhancement and well workover services. The Company is headquartered in Houston, Texas.

On February 28, 2017, pursuant to the terms and conditions of a combination agreement dated February 3, 2017 (“Combination”) the Company merged with Beckman Production Services, Inc. (“Beckman”), and all of the issued and outstanding shares of Beckman common stock were converted into shares of common stock of Nine Energy Service, Inc. Beckman shares were converted at a ratio of .567 Nine shares per Beckman share. Prior to the Combination, SCF-VII, L.P. had controlled a majority of the voting interests of Nine and Beckman since February 28, 2011 and July 31, 2012, respectively. The merger of the entities into the combined Company was accounted for using reorganization accounting (i.e., “as if” pooling of interest) for entities under common control.

As of September 30, 2017, the Company has $119,790,000 of debt that is scheduled to mature on May 31, 2018 and $121,050,000 of debt that is scheduled to mature on June 30, 2018. The accompanying condensed consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company performed an evaluation of its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued, as described more fully in Note 3.

In the opinion of management, all adjustments necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included.

These interim financial statements are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America (“U.S. GAAP”). The December 31, 2016 balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP.

Our financial results for the nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the full year.

2. Significant accounting policies

Basis of presentation

The accompanying condensed consolidated financial statements are prepared in accordance with U.S. GAAP.

Principles of consolidation

The condensed consolidated financial statements for the nine months ended September 30, 2017 and September 30, 2016, and as of September 30, 2017 and December 31, 2016, include the accounts of Nine Energy

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

Service, Inc. and Beckman Production Services, Inc. and their wholly owned subsidiaries since the date of their respective acquisition (Note 1). The Company’s historical financial information was recast to combine the condensed consolidated financial statements of the Company with those of Beckman as if the combination had been in effect since inception of common control. All inter-company balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Such estimates include, but are not limited to, fair value assumptions used in purchase accounting and in analyzing goodwill, other intangibles and long-lived assets for possible impairment, useful lives used in depreciation and amortization expense, stock based compensation fair value, estimated realizable value on excess and obsolete inventories, deferred taxes and income tax contingencies and losses on accounts receivable. It is at least reasonably possible that the estimates used will change within the next year.

Revenue recognition

The Company recognizes revenue for equipment, products and services based upon purchase orders, contracts or other persuasive evidence of an arrangement with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other post-delivery obligations. Revenue is recognized for products upon delivery, customer acceptance and when collectability is reasonably assured. Revenue is recognized for services when they are rendered and collectability is reasonably assured.

Completion Solutions—Completion Solutions consists primarily of cementing, wireline and coiled tubing services. Revenue is recognized when services are performed and accepted by the customer; there is persuasive evidence of an arrangement with the customer that includes fixed or determinable prices; and when collectability is reasonably assured. Product sales are less than 3% of total Company revenue.

Production Solutions—Production Solutions consists of rig-based well maintenance and workover services. Revenue is recognized when services are performed and accepted by the customer; there is persuasive evidence of an arrangement with the customer that includes fixed or determinable prices; and when collectability is reasonably assured.

Accounts receivable

The Company extends credit to customers in the normal course of business. Accounts receivable are carried at their estimated collectible amount. Trade credit is generally extended on a short-term basis; thus receivables do not bear interest, although a finance charge may be applied to amounts past due. The Company maintains an allowance for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, credit

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

approval practices, industry and customer historical experience as well as the current and projected financial condition of the specific customer. Accounts receivable outstanding longer than contractual terms are considered past due. The Company writes off accounts receivable to the allowance for doubtful accounts when they become uncollectible. Any payments subsequently received on receivables previously written off are credited to bad debt expense.

Bad debt expense (net recovery of accounts receivable previously written off) was ($7,000) and ($62,000) for the nine months ended September 30, 2017 and 2016, respectively, and the allowance for doubtful accounts was $441,000 and $627,000 at September 30, 2017 and 2016, respectively.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on an average cost basis. Inventory on hand at September 30, 2017 and December 31, 2016 consisted of the following:

(in thousands of dollars)	September 30, 2017	December 31, 2016
Raw Materials	$828	$605
Finished Goods	20,109	14,564

Total	$20,937	$15,169

The Company reviews its inventory balances and writes down its inventory for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. The reserves for obsolescence were $3,219,000 and $3,311,000 at September 30, 2017 and December 31, 2016, respectively.

Equity method investment

The Company accounts for investments, which it does not control but has the ability to significantly influence, using the equity method of accounting. Under this method, the investment is carried originally at cost, increased by any allocated share of the investee’s net income and contributions made, and decreased by any allocated share of the investee’s net losses and distributions received. The investee’s allocated share of income and losses is based on the rights and priorities outlined in the equity investment agreement.

On March 13, 2017, the Company entered into an agreement to acquire shares of the Series B Preferred Stock of Deep Imaging Technologies (“DIT”) for $1,000,000. DIT provides an advanced electromagnetic fracture monitoring service which will allow our customers to make on-site decisions regarding efficiencies. The Company’s investment in DIT is accounted for as an equity method investment, as the Company has a non-controlling interest in DIT but has the ability to exercise significant influence.

From the date of the investment through September 30, 2017, the Company’s share of DIT’s net loss was $255,000, and is reported as “loss on equity method investment” in the Condensed Consolidated Statements of Comprehensive Income and as a reduction of the investment in DIT, which is reported within “other long-term assets” in the Condensed Consolidated Balance Sheets.

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

Stockholders’ equity

In connection with the Combination, Nine and Beckman completed the following offerings:

•

$5 million of shares of our common stock to pre-Combination holders of our common stock (the “Nine Subscription Offer”), the proceeds of which were retained by the Company to ensure compliance with financial covenants under the Existing Nine Credit Facility;

•

$15 million of shares of common stock of Beckman to the holders of Beckman common stock (the “Beckman Subscription Offer”), the proceeds of which were used to pay outstanding indebtedness under the Existing Beckman Credit Facility; and

•

$20 million of shares of Nine common stock to pre-Combination holders of Nine common stock and holders of Beckman common stock, the proceeds of which were used to (i) to finance the purchase of non-accredited investors’ shares in the Combination and pay fees and expenses related to the Combination and (ii) for general corporate purposes, including ensuring compliance with Nine’s financial covenants under the Existing Nine Credit Facility (the “Combined Nine Subscription Offer” and, together with the Nine Subscription Offer and the Beckman Subscription Offer and related warrant issuances described below, the “Subscription Offers”).

In connection with the Nine Subscription Offer and Combined Nine Subscription Offer, the Company issued warrants to purchase additional shares of our common stock, on the basis of one warrant share for every two shares purchased in the Nine Subscription Offer and Combined Nine Subscription Offer, to stockholders who purchased Nine shares. Prior to the Combination, and in connection with the Beckman Subscription Offer, Beckman issued warrants to purchase additional shares of its common stock, on the basis of one warrant share for every two shares purchased in the Beckman Subscription Offer, to those stockholders who purchased shares of its common stock. Beckman shares of common stock issued in the Beckman Subscription Offer and warrants purchased in the Beckman Subscription Offer converted into shares and warrants of Nine common stock based on the exchange ratio used with respect to the Combination. The Company collectively issued 79,889 warrants to purchase additional shares of Nine common stock in connection with the Nine Subscription Offer and Combined Nine Subscription Offer and subsequent conversion of Beckman shares and warrants issued in connection with the Beckman Subscription Offer.

The warrants described above had a 3-year term and could be exercised, in whole or in part, either for cash or on a cashless basis. The warrants were exercisable upon their issuance and were to remain exercisable until the consummation of the contemplated Initial Public Offering (“IPO”). The initial exercise price of the warrants was $250.27 per share. Prior to the consummation of the contemplated IPO, the warrants could be exercised by the payment of cash for the applicable exercise price. However, upon consummation, all warrants that remained unexercised were to be exercised in whole on a cashless basis automatically, without further action by the Company.

For warrants issued pursuant to the above, a fair value of $33.63 per warrant was determined using the Black-Scholes pricing model with the following assumptions:

•	Expected term of 0.26 years
•	Volatility of 68.0%

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

•	Dividend yield of 0%
•	Risk-free interest rate of 0.86%

On July 25, 2017, the Company issued a call notice for the warrants to all eligible shareholders whereby shareholders would have the right to exercise their warrants in whole or in part. Any warrants that were not exercised at the close of the offering on or around August 23, 2017 would be forfeited, without any further action from the Company.

On July 25, 2017, the Company initiated a $20 million Rights Offering to (“the Offering”) to all holders of common stock as of that date whereby every common stock holder would have the right, but not the obligation, to participate in the Offering on a pro-rata basis. The Offering was backstopped by the Company’s majority shareholder to the extent certain shareholders elected to participate in the Offering below their respective pro rata share amounts. The Offering closed on August 23, 2017. The proceeds raised from the exercise of the Combination warrants and the Rights Offering totaled $20.1 million. All warrants not exercised were cancelled.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of the Company’s assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. The Company records a valuation reserve in each reporting period when management believes that it is more likely than not that any deferred tax asset created will not be realized.

The accounting guidance for income taxes requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. If a tax position meets the “more likely than not” recognition criteria, the accounting guidance requires that the tax position be measured at the largest amount of benefit greater than 50% likely of being realized upon ultimate settlement.

The Company recorded an income tax provision (benefit) of $2,967,000 and ($19,017,000) for the nine months ended September 30, 2017 and September 30, 2016, respectively. The effective tax rate was (8.5%) and 29.6% for the nine months ended September 30, 2017 and September 30, 2016, respectively. The September 30, 2017 effective tax rate is different than the U.S. statutory rate (35%) primarily as a result of state income taxes (-1.6%), permanent differences (-3.4%), and changes in valuation allowance recorded against deferred tax assets (-38.5%). The September 30, 2016 effective tax rate is different than the U.S. statutory rate primarily as a result of state income taxes (-0.8%) and various permanent differences (-4.6%). The Company estimates its annual effective tax rate for each quarterly period. Jurisdictions with a projected loss for the year where no tax benefit can be recognized are excluded from the estimated annual effective tax rate.

The Company evaluates deferred tax assets on a quarterly basis to determine whether a valuation allowance is required. We assess whether a valuation allowance should be established based on our determination of whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

in which those temporary differences become deductible and prior to the expiration of our net operating loss carryforwards. Our federal net operating loss will begin to expire in 2033 and a small portion of state net operating losses will begin to expire in 2020. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Due to recent operating results and goodwill impairments recorded during 2016 and 2015, we entered into a three-year cumulative loss position for the year ending December 31, 2016. According to ASC Topic No. 740, Income Taxes, cumulative losses in recent years represent significant negative evidence in considering whether deferred tax assets are realizable. Therefore, during the quarter ended December 31, 2016 we recorded a valuation allowance against our deferred tax assets. We have excluded deferred tax liabilities related to certain indefinite lived intangibles when calculating the amount of valuation allowance needed as these liabilities cannot be considered a source of income when determining the realizability of the net deferred tax assets. If we are able to generate sufficient taxable income in the future, and it becomes more likely than not that we will be able to fully utilize the net deferred tax assets on which a valuation allowance was recorded, the allowance will be released resulting in a potential decrease to our effective tax rate.

Fair value of financial instruments

The carrying amounts for financial instruments classified as current assets and current liabilities approximate fair value, due to the short maturity of such instruments. The book values of other financial instruments, such as the Company’s debt under its Credit Facility (as defined in Note 3), approximates fair value because interest rates charged are similar to other financial instruments with similar terms and maturities and the rates vary in accordance with a market index in accordance with ASC 820—Fair Value measurement.

For the financial assets and liabilities disclosed at fair value, fair value is determined as the exit price, or the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The established fair value hierarchy divides fair value measurement into three broad levels:

•	Level 1—inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

•	Level 2—inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly or indirectly; and

•	Level 3—inputs are unobservable for the asset or liability, which reflect the best judgment of management.

The financial assets and liabilities that are disclosed at fair value for disclosure purposes are categorized in one of the above three levels based on the lowest level input that is significant to the fair value measurement in its entirety. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

Recently issued accounting pronouncements

In February 2016, FASB issued new guidance related to leases in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

disclosing key information about leasing arrangements. The new guidance is effective for fiscal years beginning after December 15, 2019. The Company is evaluating the impact of the new guidance on the financial position, results of operations and cash flows.

In July 2015, FASB issued new guidance requiring that inventory that is not measured using last-in, first-out (“LIFO”) or the retail inventory method be measured at the lower of cost and net realizable value. The new guidance is effective for fiscal years beginning after December 15, 2016. The adoption of this new guidance is not expected to have a material impact to the financial position, results of operations and cash flows of the Company. The adoption of this new guidance did not have a material impact to the financial position, results of operations and cash flows of the Company.

In May 2014, FASB issued new guidance related to revenue recognition for contracts with customers. This new guidance removes most industry-specific revenue recognition requirements and requires that an entity recognize revenue for the transfer of goods or services to a customer at an amount that reflects the consideration to which an entity expects to be entitled in exchange for the goods or services. Insurance contracts are not covered by this guidance. The new guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The new guidance is effective for fiscal years beginning after December 15, 2017, with early adoption permitted in 2017. The Company will adopt the new revenue standard consistent with the timeline for private companies, which requires adoption in years beginning after December 15, 2018, with early adoption permitted in 2018.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments in this standard provide a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not a business. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is allowed for transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. Entities will be required to apply the guidance prospectively when adopted. The adoption of this new guidance is not expected to have a material impact to the financial position, results of operations and cash flows of the Company.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other which simplifies the accounting for goodwill impairment by eliminating Step 2 of the current goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the new standard, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The new guidance should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. This standard will be implemented prospectively for all future goodwill impairment tests and will simplify such evaluations. The adoption of this new guidance is not expected to have a material impact to the financial position, results of operations and cash flows of the Company.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payment. This new guidance addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including: debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The adoption of this new guidance is not expected to have a material impact to the financial position, results of operations and cash flows of the Company.

In January 2017, the FASB issued Accounting Standards Update No. 2017-03 (“ASU 2017-03”), Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323): Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings. This update adds language to the SEC Staff Guidance in relation to ASU 2014-09, ASU 2016-02, and ASU 2016-13. This ASU 2017-03 provides the SEC Staff view that a registrant should consider additional quantitative and qualitative disclosures related to the previously mentioned ASUs in connection with the status and impact of their adoption. This guidance, which was effective immediately, did not have a material impact on our Condensed Consolidated Financial Statements.

Subsequent events

The Company has evaluated events occurring after the balance sheet date through November 13, 2017.

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

3. Long-term debt

Notes payable and revolving credit facility consist of the following as of September 30, 2017 and December 31, 2016:

(in thousands of dollars)	September 30, 2017	December 31, 2016
Nine US revolving credit facility	$75,000	$55,500
Nine US term loan	35,175	56,150
Nine Canada revolving credit facility	9,615	8,938
Beckman revolving credit facility	9,500	114,300
Beckman term loan	111,550	11,000

	$240,840	$245,888

Current portion	$240,840
Less deferred financing costs	(1,130)

	$239,710
Total debt		$245,888
Less current portion		(17,975)

Long-term debt		227,913
Less deferred financing costs		(1,626)

		$226,287

Nine credit facilities

In conjunction with the Crest Pumping Technologies (“Crest”) acquisition on June 30, 2014, the Company entered into a $300 million credit facility arrangement with several major financial institutions, secured by substantially all of the Company’s assets. Under the credit facility arrangement, $270 million could be borrowed in the U.S, consisting of an $85 million 5-year Term Loan and a $185 million Revolving Credit Facility, and $30 million could be borrowed in Canada under a Revolving Credit Facility. The maturity date was June 30, 2019. Interest rates were based on prime rate, the federal funds rate or the London Interbank Offered Rate (LIBOR), plus a margin determined by the funded debt to EBITDA ratio. There was also a standby fee of 0.375% to 0.5%. Interest rates ranged from 2.2% to 3.4% during 2015 and were approximately 2.7% in 2016 through May 13, 2016 when the Company entered into an amendment to the credit facility (see below). The debt covenants required that the ratio of debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) be no higher than 3.5 to 1 during the period from inception of the loan through December 31, 2014, 3.25 to 1 from January through June 2015 and 3 to 1 thereafter.

On May 13, 2016, the Company entered into an amendment to the credit facility (“Amended Credit Facility”) described above. The Amended Credit Facility reduced the borrowing capacity of the Revolving Credit Facility to $75 million in the US and $13 million in Canada, with a new maturity date of January 1, 2018 and increased interest rates and standby fees. The amendment waived all previous covenants through 2016, established minimum 12-month EBITDA targets for the quarter ended June 30, 2016 through the quarter ended June 30,

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

2017 and limited the amount of capital expenditures in 2016 and 2017. The amendment established a debt to EBITDA ratio of 4.5 starting subsequent to June 30, 2017, and EBITDA to fixed charge ratios of 1.00 for the quarters ended March 31 and June 30, 2017 and a ratio of 1.25 for the quarter ended September 30, 2017 and thereafter. (Fixed charges include interest, term loan payments, capital expenditures and income tax payments.) The amendment also required that all future income tax refunds resulting from net operating losses be used to prepay term loan advances in reverse order of maturity.

On August 2, 2017, the Company amended the Existing Nine Credit Facility (“Amended Existing Nine Credit Facility”) and secured approval of the amendment by Legacy Nine’s existing lenders. Under the Amended Existing Nine Credit Facility, the current maturity date of January 1, 2018 was extended to May 31, 2018 and certain covenants, such as fixed charge coverage ratio, total leverage ratio and minimum EBITDA were modified to coincide with the extended maturity date.

Nine was in compliance with all debt covenants as of September 30, 2017. The Company’s ability to comply with covenants in the future could be affected by the levels of cash flows from operations and events or circumstances beyond Beckman’s control. If the market or other economic conditions deteriorate, the risk of noncompliance may increase.

Beckman credit facilities

On May 2, 2014, the Company entered into a new senior secured credit agreement with several major financial institutions (“2014 Credit Facility”). The senior secured credit financing consisted of a revolving credit facility in an aggregate amount of $170,000,000 with an accordion feature of up to $50,000,000 in the aggregate. The 2014 Credit Facility was secured by first priority perfected security interest in all equity interests of domestic subsidiaries, 65% of the voting equity of directly owned foreign subsidiaries, and substantially all of the tangible and intangible assets of the Company. Interest only is due monthly and calculated at 2.50 percent above the London Interbank Offered Rate (LIBOR) or 1.50 percent above the Alternate Base Rate. The credit agreement was to mature on May 2, 2019. As a requirement of the credit agreement, on May 2, 2014, the Company paid the outstanding balance under a 2012 credit agreement of $31,500,000 revolving credit and the term loan of $28,125,000.

The credit agreement contained certain financial covenants which, among other things, limited Beckman’s spending for capital expenditures and required that certain financial ratios be maintained. During 2014, the credit agreement was amended three times, primarily to increase the aggregate amount of the credit facility.

On January 12, 2016, Beckman entered into Amendment No. 4 to the 2014 Credit Facility. The amendment reduced the total aggregate commitments of the lenders from $235 million to $145 million, limited borrowing availability subject to a new borrowing basic mechanic, and amended certain covenant compliance and reporting requirements of the Company. Effective with the amendment date, $12.5 million of the outstanding revolver was converted to a term advance. Repayment of $1.5 million was required in 2016, $3.1 million is required in 2017 and the remainder is due in June, 2018. The agreement was to mature in June 2018.

The amended credit agreement contained certain financial covenants which, among other things, limited spending on capital expenditures and required that certain financial ratios be maintained. Beckman was required to provide a monthly borrowing base certificate which calculates the available borrowing base and reports compliance commencing January 2016. The Company was to provide a cash availability report each

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

week commencing in January 2016 whereby cash on hand at the beginning of the week could not exceed $3.0 million. The leverage ratio was waived through the quarter ending March 31, 2017 and could not be more than 3.50 to 1.00 commencing with the quarter ending June 30, 2017. The fixed charge coverage as of the last day of each quarter, commencing with the quarter ending March 31, 2016, was to be less than 1.15 to 1.00 for each fiscal quarter ending on or prior to March 31, 2017 and 1.25 to 1.00 for each fiscal quarter ending after March 31, 2017. Capital expenditures in the fiscal year ended December 31, 2016, were not to exceed $15 million, and in each year ending after December 31, 2016, were not to exceed 75% of EBITDA for the immediately preceding year. Beckman was in compliance with all covenants during 2016 and 2015.

On February 10, 2017, Beckman entered into Amendment No. 5 to the 2014 Credit Facility. The amendment reduces the total aggregate commitments of the lenders from $145 million to $127.3 million, limits borrowing availability subject to a new borrowing basic mechanic, and amends certain covenant compliance and reporting requirements. As a requirement of this amendment, immediately prior to the amendment date, Beckman received $15 million of equity proceeds from certain of its shareholders. Effective with the amendment date, these proceeds were used to prepay the outstanding revolver $10 million and the term advance $5 million, of which $3,875,000 was applied as prepayment of the scheduled amortization payments that were due March 31, 2017 through March 31, 2018 and $106.3 million of the outstanding revolver was converted to a second term advance. The amendment provides for a $15 million revolver of which $2.5 million was drawn on the date of the amendment. Required repayments of the original term advance are $1,500,000 in 2017, $750,000 by March 31, 2018 and the remainder in June, 2018.

The amended credit agreement contains certain financial covenants which, among other things, limit spending on capital expenditures and require that certain financial ratios be maintained. Certain of the requirements are:

a.	Beckman must provide a monthly borrowing base certificate which calculates the available borrowing base and reports compliance commencing February 2017;

b.	Beckman must provide a cash availability report each month commencing in February 2017 whereby cash on hand on the last business day of the month cannot exceed $6,000,000;

c.	The leverage ratio is waived through the quarter ending September 30, 2017 and cannot be more than 3.50 to 1.00 commencing with the quarter ending December 31, 2017;

d.	The interest coverage ratio remains waived;

e.	The fixed charge coverage as of the last day of each quarter, commencing with the quarter ending March 31, 2016, to be a) less than 1.15 to 1.00 for each fiscal quarter ending on or prior to June 30, 2017 and b) 1.25 to 1.00 for each fiscal quarter ending after June 30, 2017;

f.	Capital expenditures in the fiscal year ended December 31, 2017 must not exceed $20,000,000, and in each year ending after December 31, 2017 must not exceed 75% of EBITDA for the immediately preceding year.

As of September 30, 2017, $6,000,000 was outstanding under the original term advance, $105,550,000 was outstanding under the second term advance, $9,500,000 was outstanding under the revolver and $650,000 was outstanding under a letter of credit. As of September 30, 2017, the Company had $4,850,000 available under the revolver. The Company was in compliance with all covenants as of September 30, 2017. The

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

Company’s ability to comply with covenants in the future could be affected by the levels of cash flows from operations and events or circumstances beyond Beckman’s control. If the market or other economic conditions deteriorate, the risk of noncompliance may increase.

Nine and Beckman combined

Future principal payments on long-term debt for each of the years ending December 31 are as follows:

(in thousands of dollars)
2017	$750
2018	240,090

$240,840

In accordance with ASC 2015-4, Going Concern, the Company evaluated whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. The Company has $119,790,000 of debt outstanding, under the revolving credit facility and term loan discussed above, as of September 30, 2017 that is scheduled to mature on May 31, 2018, and $121,050,000 that is scheduled to mature on June 30, 2018. The Company currently does not expect to have sufficient liquidity and capital resources to repay the debt outstanding in full on its maturity date. This condition raises substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the date that the condensed consolidated financial statements are issued.

Delivery of financial statements including going concern language would result in an event of default under the Existing Nine Credit Facility absent an amendment or waiver. However, on March 23, 2017, the Company received the requisite waiver from the lenders under the Existing Nine Credit Facility with respect to this potential event of default.

The Company is in the process of pursuing an initial public offering of its equity in which the Company plans to partially repay its outstanding debt prior to maturity with the proceeds of the offering. The Company can provide no assurances regarding the successful completion of the offering.

As of September 14, 2017, in anticipation of the contemplated IPO, the Company completed negotiations of terms for a new Credit Facility (the “New Facility”) that will be effective upon the consummation of the contemplated IPO. Under this New Facility, the current Legacy Nine and Legacy Beckman entities’ Credit Facilities (“the Legacy Facilities”) would be considered closed and no longer in effect. The Legacy Nine Facility and Legacy Beckman Facility have a maturity date of May 31, 2018 and June 30, 2018, respectively. Upon consummation of the contemplated IPO, the Legacy Facilities would be replaced by the New Facility, which will aggregate the Company’s collateral and security and recognize the Company as a single combined entity. The New Facility will consist of a Term Loan Facility of up to $125 million, but in any event no less than $100 million, amortizable at a quarterly rate of 2.5% and a $50 million Revolving Credit Facility. The New Facility has a maturity date of 2.5 years from the date of the consummation of the contemplated IPO. The Company incurred $305,000 of legal fees in connection with the New Facility, which are reported within “Prepaid expenses and other” in the Condensed Consolidated Balance Sheets as of September 30, 2017 pending consummation of the IPO and funding of the New Facility.

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

In the event the Company is unable to successfully complete the IPO, the Company will need to seek additional sources of financing such as raising additional equity, entering into a new different debt agreement, or restructuring existing debt and/or cutting costs. The Company can provide no assurance regarding its ability to obtain additional financing.

4. Commitments and contingencies

Litigation

The Company has claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial, product liability and employee matters. Although no assurance can be given with respect to the outcome of the other pending or threatened claims and the effect such outcomes may have, the Company believes any ultimate liability resulting from the outcome of such claims, lawsuits or administrative proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on the company’s business, operating results, financial position or cash flows.

Scorpion contingent liability

In connection with the acquisition of Scorpion in 2015, the Company recorded a liability for contingent consideration to be paid in shares of Company common stock and in cash, contingent upon quantities of Scorpion Composite PlugsTM sold during 2016 and gross margin related to the product sales for three years following the acquisition. The shares of common stock underlying the contingent liability were valued at $332.20 at the acquisition date but revalued to $234.97 at December 31, 2015, resulting in a gain of $293,000. A cash payment of $297,000 was made during 2016 based on the gross margin on sales of Scorpion plugs during the first year following the acquisition. The forecasted quantities of plug sales and the related gross margin increased significantly at December 31, 2016 and the shares underlying the contingent liability were revalued at $181.62, resulting in a revaluation loss of $1,735,000. The forecasted quantities of plug sales and the related gross margin increased again during the nine months ended September 30, 2017, resulting in a revaluation loss of $421,000. The revaluation losses are included in “General and administrative expenses” in the Condensed Consolidated Statements of Comprehensive Income. The following is a reconciliation of the beginning and ending amounts of contingent consideration obligation (level 3) related to the Scorpion acquisition for the nine months ended September 30, 2017:

(in thousands of dollars)	As of September 30, 2017
Balance at beginning of period	$3,187
Common stock issuance	(547)
Revaluation	421

Balance at end of period	$3,061

Contingent liabilities related to the Scorpion acquisition include $1,325,000 and $1,784,000 reported in “Accrued expenses” at September 30, 2017 and December 31, 2016, respectively, and $1,736,000 and $1,403,000 reported in “Other long term liabilities” at September 30, 2017 and December 31, 2016, respectively, in the Condensed Consolidated Balance Sheets.

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

5. Earnings per share

(in thousands of dollars except for share and share data)	2017	2016
Net loss attributable to common stockholders	$(37,871)	$(45,159)
Average shares outstanding	1,805,816	1,651,240
Loss per share (basic and diluted)	$(20.97)	$(27.35)

The diluted earnings per share calculation excludes all stock options for the nine months ended September 30, 2017 and 2016 because the effects were anti-dilutive.

6. Related party transactions

During 2014, in conjunction with an exercise of warrants to provide a capital infusion, promissory notes totaling $2,500,000 were issued to the former owners of an acquired company, who are members of the Company’s management team. The principal is due on June 30, 2019 (the “Maturity Date”). Interest of 4% per annum is due and payable on the Maturity Date. As of September 30, 2017 and December 31, 2016, the outstanding balance of the notes, including principal and unpaid interest, was $2,825,000 and $2,750,000, respectively. Unpaid interest at September 30, 2017 and December 31, 2016 was $325,000 and $250,000, respectively.

During 2014, promissory notes totaling $9,400,000 were issued to former owners of Crest, some of whom are members of the Company’s management team. The principal is due on June 30, 2019. The interest rate is based on the prime rate, the federal funds rate or LIBOR, plus a margin to be determined in connection with Nine’s credit agreement, and is due quarterly. As of September 30, 2017 and December 31, 2016, the outstanding principal balance of the notes totaled $7,600,000 and $7,600,000, respectively. Unpaid interest, included in “Prepaid expenses and other” in the Condensed Consolidated Balance Sheets, totaled $0 and $19,000 at September 30, 2017 and December 31, 2016, respectively.

The Company entered into a shared services agreement with a related party, whose manager is a shareholder of the Company, which provides office space, personnel and certain general and administrative services to the Company. The Company paid the related party $463,000 and $162,000 for the nine months ended September 30, 2017 and 2016, respectively. There was an outstanding payable to this related party of $1,000 and $8,000 as of September 30, 2017 and December 31, 2016, respectively.

The Company leases real property and improvements in Wyoming and Montana from shareholders in the Company pursuant to lease agreements entered into by the Company on November 15, 2013. Pursuant to these agreements, the Company incurred rent expense of $254,000 and $250,000 for the nine months ended September 30, 2017 and 2016, respectively. There were no payables to or receivables from this related party at September 30, 2017 and December 31, 2016.

The Company leases facilities and buildings in Monahans, Texas and Enid, Oklahoma, from an entity owned by one of its shareholders. The Company incurred rent expense of $358,000 and $357,000 to this entity for the nine months ended September 30, 2017 and 2016, respectively. There were no payables to or receivables from this related party at September 30, 2017 and December 31, 2016.

The Company leases real property from a related party, who is a shareholder and a manager of the Company. Pursuant to this agreement, the Company incurred expense of $10,000 and $14,000 in the nine months ended

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

September 30, 2017 and 2016. At September 30, 2017 and December 31, 2016, there were no payables to or receivables from this related party.

The Company utilizes a related party, who is a shareholder and whose manager is a shareholder of the Company, to transport equipment, chemicals, and supplies. The Company incurred expense of $756,000 and $373,000 for these services during the nine months ending September 30, 2017 and 2016. There was a payable of $109,000 due to this related party at September 30, 2017. There was no payable to this related party at December 31, 2016.

The Company utilizes airplanes and related services owned by shareholders. The Company incurred expenses of $33,000 for the nine months ending September 30, 2016. There was a payable of $10,000 due to this related party as of December 31, 2016. There was no activity with this related party in 2017.

The Company facilitates pass-through billings on behalf of an entity owned by one of the shareholders. The Company recognizes no revenue or expense related to this activity. During the nine months ending September 30, 2016, the related entity billed the Company $645,000, and the Company rebilled respective customers the same amount. The Company collected cash for and reimbursed to the related entity $1,069,000. Within the Company’s trade accounts receivable and trade accounts payable, $72,000 of pass-through billings to customers remained uncollected as of December 31, 2016. During the nine months ending September 30, 2017, the related entity billed the Company $40,000, and the Company billed respective customers the same amount. The Company collected cash for and reimbursed to the related entity $118,000. Within the Company’s trade accounts receivable and trade accounts payable, $11,000 of pass-through billings to customers remain uncollected as of September 30, 2017.

The Company provides services through our Production Solutions segment to an entity owned by one of the shareholders, who is also a board member. The Company billed $364,000 and $260,000 for services provided to this entity during the nine months ending September 30, 2017 and 2016, respectively. There was an outstanding receivable due of $88,000 and $100,000 as of September 30, 2017 and December 31, 2016, respectively.

The Company provides services through our Production Solutions segment to an entity owned by one of the shareholders, who is also an employee. The Company billed $21,000 and $42,000 for services provided to this entity during the nine months ending September 30, 2017 and 2016, respectively. There was an outstanding receivable due of $10,000 and $8,000 as of September 30, 2017 and December 31, 2016, respectively.

The Company leases equipment from a related party, whose manager is a shareholder of the Company. Pursuant to the agreement entered into on February 1, 2017, the Company incurred expense of $173,000 in the nine months ended September 30, 2017. There was no payable due to this related party at September 30, 2017.

The Company leases other office space, yard facilities and equipment in the states and Canadian provinces where the Company operates, from related parties under leases classified as operating. Lease expense was $921,000 and $889,000 for the nine months ended September 30, 2017 and 2016, respectively. The Company had $46,000 and $41,000 on deposit with one of the related parties as of September 30, 2017 and December 31, 2016. There were payables with one of the related parties of $13,000 and $0 at September 30, 2017 and December 2016, respectively.

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

7. Supplemental disclosures of cash flow information

	Nine months ended September 30,
(in thousands of dollars)	2017	2016
Noncash investing and financing activities
Increase (decrease) in accounts payable and accrued liabilities for additions to property and equipment	$7,013	$(1,268)
Decrease in long term liabilities for additions to property and equipment	$—	$(182)
Issuance of stock warrants	$2,687	$—
Exercise and cancellation of stock warrants	$(2,687)	$—
Issuance of common stock related to Scorpion acquisition	$547	$—
Unpaid costs related to public offering	$482	$—

8. Segment information

The Company is reporting its results of operations in the following two reportable segments: Completion Solutions and Production Solutions. The Completion Solutions segment consists primarily of cementing, wireline and coiled tubing services, while the Production Solutions consists of rig-based well maintenance and workover services.

The Company’s reportable segments are strategic units that offer distinct products and services. They are managed separately since each business segment requires different marketing strategies. The Company evaluates the performance of its reportable segments based on gross profit. This segmentation is representative of the manner in which our Chief Operating Decision Maker views the business. We consider the Chief Operating Decision Maker to be the Chief Executive Officer.

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

Summary financial data by segment follows. The amounts labeled “Corporate” relate to assets not allocated to the reportable segments.

	Nine months ended September 30,
(in thousands of dollars)	2017	2016

Revenues
Completion Solutions	$331,050	$156,768
Production Solutions	58,330	45,600

	$389,380	$202,368

Gross profit(1)
Completion Solutions	$55,339	$16,848
Production Solutions	11,140	6,844

	66,479	23,692
General and administrative expenses	37,628	26,194
Depreciation	40,326	41,779
Amortization of intangibles	6,601	6,794
Loss on equity investment	255	—
Loss on sale of assets	4,793	2,420

Loss from operations	$(23,124)	$(53,495)

(1)	Excludes depreciation and amortization, shown separately below

Depreciation and amortization
Completion Solutions	$37,383	$37,875
Production Solutions	9,544	10,698

	$46,927	$48,573

Capital expenditures
Completion Solutions	$25,979	$6,254
Production Solutions	4,012	882

	$29,991	$7,136

	September 30, 2017	December 31, 2016

Assets
Completion Solutions	$461,582	$433,721
Production Solutions	122,402	131,046
Corporate	44,398	11,327

	$628,382	$576,094

Nine Energy Service, Inc.

Notes to condensed consolidated financial statements (unaudited)

September 30, 2017 and 2016—Continued

Revenues by country were as follows:

	Nine months ended September 30,
(in thousands dollars)	2017		2016

Revenues
United States	$373,620	96.0%	$193,374	95.6%
Canada	15,760	4.0%	8,994	4.4%

	$389,380	100.0%	$202,368	100.0%

Long-lived assets by country were as follows:

(in thousands dollars)	September 30, 2017	December 31, 2016

Long-lived assets
United States	$259,434	$267,647
Canada	4,866	5,563

	$264,300	$273,210

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Nine Energy Service, Inc.

In our opinion, based on our audits and the report of other auditors with respect to the combined financial statements as of and for the year ended December 31, 2015, the accompanying combined balance sheets and the related combined statements of comprehensive income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Nine Energy Service, Inc. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2015 consolidated financial statements of Beckman Production Services, Inc., a wholly owned subsidiary, which reflect total assets of $321.9 million as of December 31, 2015 and total revenues of $176.4 million for the year then ended. Those 2015 statements were audited by other auditors whose report thereon has been furnished to us and our opinion expressed herein, insofar as it relates to the amounts included for Beckman Production Services, Inc. as of and for the year ended December 31, 2015, is based solely on the report of the other auditors. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

The accompanying combined financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has $120.6 million of debt as of December 31, 2016 that is scheduled to mature on January 1, 2018 that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regards to this matter are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/PricewaterhouseCoopers LLP

Houston, Texas

March 27, 2017, except for the effects of the revision discussed in Note 2 to the combined financial statements, as to which the date is May 2, 2017 and except for the effects of the merger of entities under common control described in Note 3 to the combined financial statements, as to which the date is May 19, 2017

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Beckman Production Services, Inc.

Houston, Texas

We have audited the consolidated balance sheet of Beckman Production Services, Inc. as of December 31, 2015 and the related consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements (not presented herein) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beckman Production Services, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas

March 21, 2017

Nine Energy Service, Inc.

Combined balance sheets

December 31, 2016 and 2015

	2016	2015
	(in thousands of dollars except shares)

Assets

Current assets
Cash and cash equivalents	$4,074	$18,877
Accounts receivable, net	47,366	49,356
Inventories	15,169	13,875
Income taxes receivable	14,620	8,872
Prepaid expenses and other	9,485	6,431

Total current assets	90,714	97,411
Property and equipment, net	273,210	325,894
Goodwill	125,286	137,493
Intangible assets, net	76,144	85,227
Other long-term assets	364	359
Notes receivable from shareholders	10,376	12,050

Total assets	$576,094	$658,434

Liabilities and Stockholders’ Equity

Current liabilities
Long-term debt, current portion	$17,975	$10,625
Accounts payable	18,823	18,437
Accrued expenses	12,417	13,132
Notes payable—insurance premium financing	272	—

Total current liabilities	49,487	42,194

Long-term liabilities
Long-term debt	226,287	239,016
Deferred taxes	10,637	22,798
Other long term liabilities	1,497	1,750

Total liabilities	287,908	305,758

Commitments and contingencies (Note 10)

Stockholders’ equity
Common stock (6,567,000 shares authorized at $.01 par value; 1,668,036 and 1,657,224 shares issued and outstanding at December 31, 2016 and 2015, respectively)	16	16
Additional paid-in capital	318,055	311,844
Accumulated other comprehensive income (loss)	(3,486)	(3,696)
Retained earnings (accumulated deficit)	(26,399)	44,512

Total stockholders’ equity	288,186	352,676

Total liabilities and stockholders’ equity	$576,094	$658,434

The accompanying notes are an integral part of these combined financial statements.

Nine Energy Service, Inc.

Combined statements of comprehensive income

Years ended December 31, 2016 and 2015

	2016	2015
	(in thousands of dollars, except share and per share data)

Revenues	$282,354	$478,522

Cost and expenses
Cost of revenues (exclusive of depreciation and amortization shown separately below)	246,109	373,191
General and administrative expenses	39,387	42,862
Depreciation	55,260	58,894
Amortization of intangibles	9,083	8,650
Impairment of goodwill	12,207	35,540
Loss on sale of property and equipment	3,320	2,004

Loss from operations	(83,012)	(42,619)

Other expense
Interest expense	14,185	9,886

Total other expense	14,185	9,886

Loss from continuing operations before income taxes	(97,197)	(52,505)
Benefit for income taxes	(26,286)	(14,323)

Loss from continuing operations, net of tax	(70,911)	(38,182)
Loss from discontinued operations, net of tax ($0 and $513)	—	(935)

Net loss	$(70,911)	$(39,117)

Loss per share from continuing operations—basic and diluted	$(42.89)	$(23.23)
Loss per share from discontinued operations—basic and diluted	$—	$(0.57)
Loss per share—basic and diluted	$(42.89)	$(23.80)
Weighted average shares outstanding	1,653,277	1,643,912

Other comprehensive income, net of tax
Foreign currency translation adjustments, net of tax of $0 and $0	$210	$(4,067)

Total other comprehensive income (loss), net of tax	210	(4,067)

Total comprehensive loss	$(70,701)	$(43,184)

The accompanying notes are an integral part of these combined financial statements.

Nine Energy Service, Inc.

Combined statements of stockholders’ equity

Years ended December 31, 2016 and 2015

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total stockholders’ equity
	Shares	Amounts
	(in thousands of dollars, except shares)

Stockholders’ equity as of December 31, 2014	1,644,367	$16	$305,628	$371	$83,629	$389,644
Issuance of common stock	6,706	—	200	—	—	200
Stock-based compensation expense	3,742	—	5,266	—	—	5,266
Exercise of stock options	1,943	—	219	—	—	219
Issuance of shares for Scorpion acquisition	3,010	—	1,000	—	—	1,000
Cancellation of shares in conjunction with repayment of notes receivable	(2,544)	—	(675)	—	—	(675)
Excess tax benefit on share based compensation	—	—	206	—	—	206
Other comprehensive loss	—	—	—	(4,067)	—	(4,067)
Net loss	—	—	—	—	(39,117)	(39,117)

Stockholders’ equity as of December 31, 2015	1,657,224	16	311,844	(3,696)	44,512	352,676
Issuance of common stock	10,812	—	500	—	—	500
Stock-based compensation expense	—	—	5,711	—	—	5,711
Other comprehensive income	—	—	—	210	—	210
Net loss	—	—	—	—	(70,911)	(70,911)

Stockholders’ equity as of December 31, 2016	1,668,036	$16	$318,055	$(3,486)	$(26,399)	$288,186

The accompanying notes are an integral part of these combined financial statements.

Nine Energy Service, Inc.

Combined statements of cash flows

December 31, 2016 and 2015

	2016	2015
	(in thousands of dollars)

Cash flows from operating activities
Net loss	$(70,911)	$(39,117)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation	55,260	58,894
Amortization of intangibles	9,083	8,650
Amortization of deferred financing costs	2,355	1,027
Provision for doubtful accounts	—	1,170
Deferred tax benefit	(12,159)	(15,836)
Impairment of goodwill	12,207	35,540
Provision for inventory obsolescence	287	2,772
Stock-based and deferred compensation expense	5,711	5,473
Loss on sales of assets	3,320	2,004
Loss (gain) on revaluation of contingent consideration	1,735	(293)
Changes in operating assets and liabilities, net of effects from acquisitions
Accounts receivable	2,073	88,880
Inventories	(558)	3,524
Prepaid expenses and other current assets	(3,172)	1,259
Accounts payable and accrued expenses	(2,396)	(24,141)
Income taxes receivable/payable	(5,848)	10,495
Other assets and liabilities	(277)	66

Net cash (used in) provided by operating activities	(3,290)	140,367

Cash flows from investing activities
Entity acquisitions, no cash acquired	—	(397)
Proceeds from sales of assets	2,918	5,241
Proceeds from property and equipment casualty losses	262	2,388
Proceeds from notes receivable payments	1,774	243
Purchases of property and equipment	(9,130)	(26,726)

Net cash used in investing activities	(4,176)	(19,251)

Cash flows from financing activities
Borrowings on revolving credit facilities	75,136	15,641
Payments on revolving credit facilities	(61,956)	(134,351)
Payments on term loans	(19,725)	(8,500)
Proceeds from notes payable—insurance premium financing	1,127	—
Payments on notes payable—insurance premium financing	(855)	—
Payment of contingent liability on Scorpion purchase	(297)	—
Payments on capital lease obligations	—	(70)
Proceeds from share issuances	500	419
Deferred financing costs	(1,245)	(17)

Net cash used in financing activities	(7,315)	(126,878)

Net decrease in cash and cash equivalents	(14,781)	(5,762)
Impact of foreign currency exchange on cash	(22)	403

Cash and cash equivalents
Beginning of year	18,877	24,236

End of year	$4,074	$18,877

The accompanying notes are an integral part of these combined financial statements.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015

1. Description of business and organization

Nine Energy Service, Inc. (the “Company” or “Nine”), a Delaware corporation, is an oilfield services business that provides services integral to the completion of unconventional wells through a full range of tools and methodologies, and provides a range of production enhancement and well workover services. The Company is headquartered in Houston, Texas.

On February 28, 2017, pursuant to the terms and conditions of a combination agreement dated February 3, 2017 (“Combination”), the Company merged with Beckman Production Services, Inc. (“Beckman” or collectively known as the “Combined Company”) and all of the issued and outstanding shares of Beckman common stock were converted into shares of common stock of Nine Energy Service, Inc., other than 1.6% of Beckman shares paid in cash. Prior to the Combination, SCF-VII, L.P. controlled a majority of the voting interests of Nine and Beckman since February 28, 2011 and July 31, 2012, respectively. The merger of the entities into the combined Company was accounted for using reorganization accounting (i.e., “as if” pooling of interests) for entities under common control.

The Company has $120,600,000 of debt as of December 31, 2016 that is scheduled to mature on January 1, 2018. The accompanying combined financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company performed an evaluation of its ability to continue as a going concern within one year after the date that the combined financial statements are issued, as described more fully in Note 7.

2. Significant accounting policies

Basis of presentation

The accompanying combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of combination

The combined financial statements as of December 31, 2016 and 2015, and for the years then ended, include the accounts of Nine Energy Service, Inc. and Beckman Production Services, Inc. and their wholly owned subsidiaries since the date of their respective acquisition (Note 1). The Company’s historical financial information was recast to combine the financial statements of the Company with those of Beckman as if the combination had been in effect since inception of common control. All inter-company balances and transactions have been eliminated in the Combination.

Revision of Previously Issued Financial Statements

Management identified misstatements in the previously issued 2016 and 2015 combined financial statements with regard to income tax expense (benefit), the related balance sheet accounts and other comprehensive income. The misstatements related to the assessment of realizable future tax benefits of certain deferred tax assets and valuation allowance considerations. Management has evaluated the errors and determined the

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

errors are not material to the 2016 or 2015 combined financial statements. We have revised our 2016 and 2015 combined financial statements to correct the misstatements. The effect of this revision to the 2016 and 2015 combined financial statements is as follows:

	2016			2015
(in thousands)	As Previously Reported	Effect of Adjustment	As Revised	As Previously Reported	Effect of Adjustment	As Revised
Combined balance sheets
Deferred taxes	$6,545	$4,092	$10,637	$21,444	$1,354	$22,798
Total liabilities	283,816	4,092	287,908	304,404	1,354	305,758
Accumulated other comprehensive loss	(2,205)	(1,281)	(3,486)	(2,342)	(1,354)	(3,696)
Retained earnings (accumulated deficit)	(23,588)	(2,811)	(26,399)	44,512	—	44,512
Total stockholders’ equity	292,278	(4,092)	288,186	354,030	(1,354)	352,676

Combined statements of comprehensive income
Benefit for income taxes	(29,097)	2,811	(26,286)	(14,323)	—	(14,323)
Net loss	(68,100)	(2,811)	(70,911)	(39,117)	—	(39,117)
Other comprehensive income	137	73	210	(2,713)	(1,354)	(4,067)
Total comprehensive income	(67,963)	(2,738)	(70,701)	(41,830)	(1,354)	(43,184)
Loss per share from continuing operations–basic and diluted	(41.19)	(1.70)	(42.89)	(23.23)	—	(23.23)

Combined statements of stockholders’ equity
Other comprehensive loss	137	73	210	(2,713)	(1,354)	(4,067)
Net loss	(68,100)	(2,811)	(70,911)	(39,117)	—	(39,117)

Combined statements of cash flows
Net loss	(68,100)	(2,811)	(70,911)	(39,117)	—	(39,117)
Deferred tax benefit	(14,970)	2,811	(12,159)	(15,836)	—	(15,836)
Cash flows from operating activities	$(3,290)	—	$(3,290)	$140,367	—	$140,367

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are based on management’s best knowledge of current events and actions that the Combined Company may

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

undertake in the future. Such estimates include but are not limited to fair value assumptions used in purchase accounting and in analyzing goodwill, other intangibles and long-lived assets for possible impairment, useful lives used in depreciation and amortization expense, stock based compensation fair value, estimated realizable value on excess and obsolete inventories, deferred taxes and income tax contingencies and losses on accounts receivable. It is at least reasonably possible that the estimates used will change within the next year

Revenue recognition

The Combined Company recognizes revenue for products and services based upon purchase orders, contracts or other persuasive evidence of an arrangement with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other post-delivery obligations. Revenue is recognized for services when they are rendered and collectability is reasonably assured.

Completion Solutions—Completion Solutions consists primarily of cementing, wireline and coiled tubing services. Revenue is recognized when services are performed and accepted by the customer; there is persuasive evidence of an arrangement with the customer that includes fixed or determinable prices; and when collectability is reasonably assured. Revenue is recognized for products upon delivery, customer acceptance and when collectability is reasonably assured. Product sales are less than 3% of total Combined Company revenue in both 2016 and 2015.

Production Solutions—Production Solutions consists of rig-based well maintenance and workover services. Revenue is recognized when services are performed and accepted by the customer; there is persuasive evidence of an arrangement with the customer that includes fixed or determinable prices; and when collectability is reasonably assured.

Cash and cash equivalents

The Combined Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. These items are carried at cost, which approximates their fair value. Throughout the year, the Combined Company maintained cash balances that were in excess of their federally insured limits. The Combined Company has not experienced any losses in such accounts.

Cash flows from the Combined Company’s Canadian subsidiary are calculated based on its functional currency. As a result, amounts related to changes in assets and liabilities reported in the combined statements of cash flows will not necessarily agree to changes in the corresponding balances on the combined balance sheets.

Foreign currency

The Combined Company’s functional currency is the U.S. Dollar (“USD”). The financial position and results of operations of the Company’s Canadian subsidiary are measured using the local currency as the functional currency. Revenues and expenses of the subsidiary have been translated into USD at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the combined balance sheet date. The resulting translation gain and loss adjustments have been recorded as a separate component of other comprehensive income (loss) in the accompanying combined statements of comprehensive income and changes in stockholders’ equity.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

Accounts receivable

The Combined Company extends credit to customers in the normal course of business. Accounts receivable are carried at their estimated collectible amount. Trade credit is generally extended on a short-term basis; thus receivables do not bear interest, although a finance charge may be applied to amounts past due. The Combined Company maintains an allowance for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, credit approval practices, industry and customer historical experience as well as the current and projected financial condition of the specific customer. Accounts receivable outstanding longer than contractual terms are considered past due. The Combined Company writes off accounts receivable to the allowance for doubtful accounts when they become uncollectible. Any payments subsequently received on receivables previously written off are credited to bad debt expense.

There was no bad debt expense for the year ended December 31, 2016. Bad debt expense was $1,170,000 for the year ended December 31, 2015. The allowance for doubtful accounts was $435,000 and $882,000 at December 31, 2016 and 2015, respectively.

Concentration of credit risk

The majority of the Combined Company’s customers operate in the oil and gas industry. While current energy prices are important contributors to positive cash flow for the customers, expectations about future prices and price volatility are generally more important for determining future spending levels. Any prolonged increase or decrease in oil and natural gas prices affects the levels of exploration, development and production activity as well as the entire health of the oil and natural gas industry, and can therefore negatively impact spending by the Combined Company’s customers.

Revenues for the years ended December 31, 2016 and 2015 each included sales to one customer that individually represented 10% or more of total revenue. There was one customer that accounted for 13% of revenue and accounted for 6% of accounts receivable at December 31, 2016. Another customer accounted for 10% of revenue for the year ended December 31, 2015 and accounted for 7% of accounts receivable as of December 31, 2015. Both business segments provided services to these customers in 2016 and 2015.

Inventories

Inventories, classified as finished goods, are stated at the lower of cost or market. Cost is determined on an average cost basis. The Combined Company reviews its inventory balances and writes down its inventory for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. The reserves for obsolescence were $3,311,000 and $3,211,000 at December 31, 2016 and 2015, respectively.

Concentration of supplier risk

Purchases during the year ended December 31, 2016 included purchases from one supplier that individually represented more than 10% of total operating purchases. The accounts payable to this vendor totaled 11% of total accounts payable at December 31, 2016. No suppliers accounted for more than 10% of operating purchases during the year ended December 31, 2015.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

Property and equipment

Property and equipment are recorded at cost, less applicable depreciation. Equipment held under capital leases is stated at the present value future minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Equipment held under capital leases is amortized over the shorter of the lease term or the estimated useful life of the asset. Maintenance and repairs are charged to operating expense as incurred; significant renewals and betterments are capitalized.

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. The costs of assets that are sold or retired and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income.

Goodwill and intangible assets

For goodwill and indefinite lived intangibles, an assessment for impairment is performed annually or when there is an indication an impairment may have occurred. The Combined Company completes its annual impairment test for goodwill using an assessment date in the fourth quarter of each fiscal year for each of the Combined Company’s seven reporting units. Goodwill is reviewed for impairment by comparing the carrying value of the reporting unit’s net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting unit is determined using a discounted cash flow approach. Determining the fair value of a reporting unit requires the use of estimates and assumptions. Such estimates and assumptions include revenue growth rates, operating margins, weighted average costs of capital, a terminal growth rate, and future market conditions, among others. The Combined Company believes that the estimates and assumptions used in impairment assessments are reasonable. If the reporting unit’s carrying value is greater than its fair value, a second step is performed whereby the implied fair value of goodwill is estimated by allocating the fair value of the reporting unit in a hypothetical purchase price allocation analysis. The Combined Company recognizes a goodwill impairment charge for the amount by which the carrying value of goodwill exceeds its fair value.

During 2015, several factors contributed to a reduction in projections of the Combined Company’s cash flow: 1) the Organization of Petroleum Exporting Countries (“OPEC”) confirmed that its members would not reduce production even in the face of low commodity prices and excess global oil supply; 2) a consensus expectation developed that oil prices would stay lower for longer than previously expected; 3) exploration and production companies significantly decreased their budgets as the demand for oil and gas was lower and production was significantly less economical and 4) macroeconomic concerns developed regarding a slowdown in the global economy. In 2015, the Combined Company performed its annual impairment test and concluded that an impairment was indicated at two reporting units and recognized impairment losses of $35,540,000 for the year ended December 31, 2015, as the carrying value of the reporting units exceeded their fair value (Note 5).

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

The 2016 analysis indicated further impairment at one of the reporting units on which impairment was recognized during 2015, due to continued deterioration of market conditions. The Combined Company recognized an impairment loss of $12,207,000, as the carrying value of the reporting unit again exceeded its fair value (Note 5).

Intangible assets with finite lives, including customer relationships, technology, and non-compete agreements are amortized on a straight-line basis over the life of the intangible assets, for three to fifteen years. These assets are tested for impairment whenever events or changes in circumstances indicated that their carrying amount may not be recoverable. A triggering event occurred for a reporting unit’s asset grouping due to the loss of a customer that was significant to that reporting unit, although insignificant to the Combined Company and to both business segments. Accordingly, an impairment test was completed which determined that, as of December 31, 2016, the fair value exceeded its carrying value. No impairments to intangible assets were recorded in 2016 or 2015.

Share-based compensation

The Combined Company measures employee share-based compensation awards at fair value on the date they are granted to employees and recognizes compensation cost in its financial statements over the requisite service period. The Combined Company has stock-based compensation plans for certain of its employees. Compensation expense is recorded for restricted stock over the applicable vesting period based on the fair value of the stock on the date of grant. Options are issued with an exercise price equal to the fair value of the stock on the date of grant. Compensation expense is recorded for the fair value of the stock options, and is recognized over the period of the underlying security’s vesting schedule. Consideration paid on the exercise of stock options is credited to share capital and additional paid-in capital.

Fair value of the share-based compensation is measured by use of the Black-Scholes pricing model. The following discusses the assumptions used related to the Black-Scholes pricing model.

Expected life

The expected term of stock options represents the period the stock options are expected to remain outstanding and is based on the simplified method, which is the weighted average vesting term plus the original contractual term, divided by two.

Expected volatility

Expected volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. Since the Combined Company’s stock is not publicly traded, the Combined Company determines volatility based on an analysis of the PHLX Oil Service Index that tracks publicly traded oilfield service stocks.

Dividend yield

At the time of the issuance of the options, the Combined Company did not plan to pay cash dividends in the foreseeable future. Therefore, a zero expected dividend yield was used in the valuation model.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

Risk-free interest rate

The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Forfeitures

The Combined Company estimates forfeitures at the time of grant, and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Combined Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. If the Combined Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be different from what the Combined Company has recorded in the current period.

Fair value of common stock

The value of the Combined Company’s stock at the time of each option grant used to establish the strike price is estimated by management in accordance with an internal valuation model, and approved by the Combined Company’s Board of Directors. The valuation model is based upon an average of cash flow and book value multiples of comparable companies. The comparable companies selected reflect the market’s view on key sector, geographic, and product type exposure that are similar to those that impact the Combined Company’s business. The value is further subject to judgmental factors such as prevailing market conditions, changes in the stock prices of other oilfield service companies and the overall outlook for the Combined Company and its products in general.

Income taxes

The Combined Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of the Combined Company’s assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. The Combined Company records a valuation reserve in each reporting period when management believes that it is more likely than not that any deferred tax asset created will not be realized.

The Combined Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. If a tax position meets the “more likely than not” recognition criteria, the tax position is measured at the largest amount of benefit greater than 50% likely of being realized upon ultimate settlement.

Deferred financing costs

Deferred financing costs are amortized over the life of the related debt using the effective interest method. The Combined Company expensed approximately $2,400,000 and $1,000,000 of deferred financing costs during

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

the years ended December 31, 2016 and 2015, respectively, which amounts are included in interest expense in the statements of comprehensive income. The 2016 expense included the write-off of approximately $1,000,000 of deferred financing costs that were incurred upon entering into credit facilities in 2014. The amount written off represents the portion of the deferred financing costs related to the reduction in the amount available in the revolving credit facilities during 2016 (Note 7).

Deferred financing costs of $1,626,000 and $2,737,000 at December 31, 2016 and 2015, respectively, are reported as a reduction of long-term debt (Note 7).

Fair value of financial instruments

The carrying amounts for financial instruments classified as current assets and current liabilities approximate fair value, due to the short maturity of such instruments. The book values of other financial instruments, such as the Combined Company’s debt under its Credit Facilities (Note 7), approximates fair value because interest rates charged are similar to other financial instruments with similar terms and maturities and the rates vary in accordance with a market index.

For the financial assets and liabilities disclosed at fair value, fair value is determined as the exit price, or the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The established fair value hierarchy divides fair value measurement into three levels:

•	Level 1—inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

•	Level 2—inputs other than quoted prices included within Level 1 that are observable for the assets or liability, either directly or indirectly; and

•	Level 3—inputs are unobservable for the asset or liability, which reflect the best judgment of management.

The financial assets and liabilities that are disclosed at fair value are categorized in one of the above three levels based on the lowest level input that is significant to the fair value measurement in its entirety. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

Earnings per share

Basic income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. The diluted income per share computation is calculated by dividing net income by the weighted-average number of common shares outstanding during the period, taking into effect, if any, of shares that would be issuable upon the exercise of outstanding stock options, reduced by the number of shares purchased by the Combined Company at cost, when such amounts are dilutive to the earnings per share calculation. There is no dilutive effect for 2016 or 2015 since the company is in a net loss position.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (‘‘FASB’’) issued Accounting Standards Update (‘‘ASU’’) No. 2014-09, Revenue from Contracts with Customers, which supersedes the current revenue recognition

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

guidance. The ASU is based on the principle that revenue is recognized to depict the transfer of goods and services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and asset recognized from costs incurred to obtain or fulfill a contract. The new standard will be effective for the Company for the fiscal years beginning after December 31, 2017 using one of two retrospective application methods. The Company is currently evaluating the impacts of adoption of this guidance.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern. The new standard requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity’s ability to continue as a going concern for both annual and interim reporting periods. Management performed an evaluation of the Company’s ability to fund operations and to continue as a going concern according to ASC Topic 205-40, Presentation of Financial Statements—Going Concern. Management has performed their own analysis which is included within Note 7.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which requires companies to measure inventory at the lower of cost or net realizable value rather than at the lower of cost or market. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The new guidance will be effective for the Company for the fiscal years beginning after December 15, 2016. The Company is currently evaluating the impacts of the adoption of this guidance.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Upon adoption of the new guidance, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The new guidance will be effective for the Company for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impacts of adoption of this guidance.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments in this standard provide a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not a business. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is allowed for transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized before the issuance date or effective date of the amendments. Entities will be required to apply the guidance prospectively when adopted. Management is evaluating the impact this new pronouncement will have on the combined financial statements.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other which simplifies the accounting for goodwill impairment by eliminating Step 2 of the current goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the new standard, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The new guidance should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. This standard will be implemented prospectively for all future goodwill impairment tests and will simplify such evaluations.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payment. This new guidance addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including: debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is evaluating the financial statement implications of adopting ASU 2016-15.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. This new guidance includes provisions intended to simplify how share-based payments are accounted for and presented in the financial statements, including: a) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement; b) excess tax benefits should be classified along with other income tax cash flows as an operating activity; c) an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur; d) the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions; e) cash paid by an employer should be classified as a financing activity when shares are directly withheld for tax withholding purposes. ASU 2016-09 is effective for public business entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company has early adopted this standard for the year ended December 31, 2016 and did not have a material impact.

Subsequent events

The Combined Company has evaluated events occurring after the balance sheet date through March 24, 2017, which is the date these financial statements were available to be issued. Additionally, the Company evaluated transactions and other events that occurred through May 2, 2017 and May 19, 2017 for purposes of recognition

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

of subsequent events and disclosure of unrecognized subsequent events and determined that there are no events that require disclosure.

On February 10, 2017, Beckman amended its credit facility (Note 7).

In connection with the Combination in February 2017, the Combined Company completed the following offering to raise $40 million of equity proceeds from the shareholders of the Combined Company. The offering is referenced in Note 3 and described in further detail below:

•

$5 million of shares of Nine common stock to pre-Combination holders of Nine common stock, the proceeds of which were retained by the Combined Company to ensure compliance with the financial covenants under the Existing Nine Credit Facility;

•	$15 million of shares of common stock of Beckman to the holders of Beckman common stock, the proceeds of which were used to pay outstanding indebtedness under the Existing Beckman Credit Facility; and

•

$20 million of shares of Combined Company common stock to pre-Combination holders of Nine common stock and holders of Beckman common stock, the proceeds of which were used (i) to finance the purchase of non-accredited investors’ shares in the Combination and pay fees and expenses related to the Combination and (ii) for general corporate purposes, including ensuring compliance with the financial covenants under the Existing Nine Credit Facility.

For the quarter ended March 31, 2017, Nine was in breach of the minimum EBITDA covenant and the fixed charge coverage ratio related to the amended credit facility described in Note 7. However, Nine has cured the breaches by using a portion of the available proceeds raised in a stock subscription offer following the combination of Nine with Beckman, as described above.

3. Acquisitions and combinations

Beckman combination

On February 28, 2017, pursuant to the terms and conditions of a combination agreement dated February 3, 2017, the Company merged with Beckman and all of the issued and outstanding shares of Beckman common stock were converted into shares of common stock of Nine Energy Service, Inc., other than 1.6% of Beckman shares paid in cash. Beckman shares were converted at a ratio of 0.567154 Nine shares per Beckman share. Prior to the Combination, SCF-VII, L.P. had controlled a majority of the voting interests of Nine and Beckman since February 28, 2011 and July 31, 2012, respectively. The merger of the entities into the Combined Company was accounted for using reorganization accounting (i.e., “as if” pooling of interest) for entities under common control.

In conjunction with the Combination, other events occurred, including:

•	The conversion of certain Beckman shares into cash at the price of $141.94 per Beckman share. These shares were owned by non-accredited shareholders of Beckman at the time of the Combination;

•	Payment of cash for a certain number of Beckman shares that converted into fractional Nine shares at the price of $250.27 per Nine share;

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

•	The conversion of Beckman options to purchase Beckman common stock into options to purchase Nine shares;

•	The conversion of Beckman restricted shares into Nine restricted shares;

•	The conversion of Beckman warrants to purchase Beckman common stock in warrants to purchase Nine shares;

•	The issuance of options to purchase Nine common stock;

•

The issuance, on a pro-rata basis, to the Combined Company’s shareholders, of Nine common stock based on a subscription amount equal to the number of common shares issued at a price of $250.27. The subscription was offered to all shareholders on record at the time of the Combination. Any unsubscribed shares were reallocated among the shareholders; and

•	The issuance, to the Combined Company’s shareholders, of Nine warrants equal to one half of the amount of shares issued related to the subscription described above.

Scorpion acquisition

On September 1, 2015, the Company entered into an Asset Purchase Agreement (the “Scorpion Purchase Agreement”) pursuant to which it acquired certain of the assets and personal property of Pat Greenlee Builders, LLC (“Scorpion”) for consideration consisting of: (1) $265,000 in cash as consideration for the transfer of certain personal property including, but not limited to, certain equipment and inventory, (2) 3,010 shares of common stock in the Company valued at $332.20 per share, (3) additional shares of Company common stock ranging from 3,010 shares to 6,020 shares, contingent upon the quantity of Scorpion Composite PlugsTM sold during 2016 and (4) annual cash consideration equal to (i) 20% of the gross profit realized on the sale of Scorpion Composite PlugsTM during each of the first 3 years post-close and (ii) 21% of the gross profit realized on the sale of Scorpion flowback plugs during each of the first 7 years post-close. The purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the purchase date. The purchase price allocation was based upon valuations compiled by independent valuation specialists as well as estimates and assumptions made by management. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill, the amortization of which is deductible for income tax purposes. The goodwill is primarily attributable to the assembled workforce. The acquired intangible asset related to technology has an estimated useful life of 6 years. The Company incurred acquisition related fees and expenses of $207,000 during the year ended December 31, 2015 which were recognized under the caption “General and Administrative Expenses” on the Combined Statements of Comprehensive Income.

Scorpion revenue was $7,195,000 and $1,626,000 in the years ended December 31, 2016 and 2015, respectively. Earnings are not disclosed as they are reported within another reporting unit.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

A summary of the allocation of the purchase price for Scorpion is as follows:

(in thousands of dollars)
Current assets	$304
Fixed assets	29
Goodwill	1,143
Other intangible asset—developed technology	1,870
Accrued liabilities	(39)

Net assets acquired	$3,307

4. Property and equipment

The following is a summary of property and equipment as of December 31, 2016 and 2015:

	Estimated useful lives	2016	2015
		(in thousands of dollars)
Operating equipment	1 to 12 years	$370,153	$371,720
Autos and trucks	1 to 7 years	33,892	35,329
Land	indefinite	1,777	1,777
Buildings	7 to 39 years	14,901	15,044
Furniture, fixtures and equipment	2 to 12 years	2,913	2,895
Shop equipment	3 to 15 years	7,535	7,402
Leasehold improvements	3 to 10 years	936	923

		432,107	435,090
Less: Accumulated depreciation		(158,897)	(109,196)

		$273,210	$325,894

Depreciation expense was $55,260,000 and $58,894,000 for the years ended December 31, 2016 and 2015, respectively. Depreciation expense related to cost of revenues but reported separately as part of depreciation expense, was $54,344,000 and $58,042,000 for the years ended December 31, 2016 and 2015, respectively.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

5. Goodwill and intangible assets

The changes in the net carrying amount of the components of goodwill and intangible assets for the years ended December 31, 2016 and 2015 were as follows:

	Goodwill	Intangible assets
	(in thousands of dollars)
Balance as of December 31, 2014	$171,890	$92,055
Acquired during 2015	1,143	1,874
Amortization expense	—	(8,650)
Impact on non U.S. currency translation	—	(52)
Impairment	(35,540)	—

Balances as of December 31, 2015	137,493	85,227
Amortization expense	—	(9,083)
Impairment	(12,207)	—

Balance as of December 31, 2016	$125,286	$76,144

The Combined Company performs its annual impairment tests of goodwill as of December 31. During 2016 the Combined Company recognized approximately $12,207,000 of goodwill impairment relating to one of the Combined Company’s reporting units. During 2015 the Combined Company recognized goodwill impairment losses of approximately $35,540,000 relating to two of the Combined Company’s reporting units, (Note 2). The impairment in both years resulted from an assessment of discounted estimated cash flows which were negatively impacted by the economic environment at that time.

Amortization expense of $9,083,000 and $8,650,000 for the years ended December 31, 2016 and 2015, respectively, is related to cost of revenues, but reported separately.

Goodwill by segment for the years ended December 31, 2016 and 2015 was as follows:

(in thousands of dollars)	Completion Solutions		Production Solutions		Total
	2016	2015	2016	2015	2016	2015
Balances as of January 1	$124,507	$158,904	$12,986	$12,986	$137,493	$171,890
Acquisitions	—	1,143	—	—	—	1,143
Impairment	(12,207)	(35,540)	—	—	(12,207)	(35,540)

Balances as of December 31	$112,300	$124,507	$12,986	$12,986	$125,286	$137,493

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

Intangible assets arising from business acquisitions consisted of the following:

	Amortization period	December 31, 2015
		Gross	Accumulated amortization	Net
		(in thousands of dollars)
Customer relationships	8 to 15 years	$76,040	$(16,984)	$59,056
Noncompete agreements	3 to 5 years	4,966	(2,627)	2,339
Technology	6 years	1,870	(104)	1,766
Trademarks	Indefinite	22,020	—	22,020
Other intangible assets	4 years	550	(504)	46

		$105,446	$(20,219)	$85,227

	Amortization period	December 31, 2016
		Gross	Accumulated amortization	Net
		(in thousands of dollars)
Customer relationships	8 to 15 years	$76,040	$(24,896)	$51,144
Noncompete agreements	3 to 5 years	4,966	(3,452)	1,514
Technology	6 years	1,870	(415)	1,455
Trademarks	Indefinite	22,020	—	22,020
Other intangible assets	4 years	550	(539)	11

		$105,446	$(29,302)	$76,144

The weighted average remaining useful life of the intangible assets as of December 31, 2016 was 7.3 years. Future estimated amortization expense is as follows:

(in thousands of dollars)

Year Ending December 31,
2017	$8,807
2018	8,632
2019	8,117
2020	7,805
2021	6,452
Thereafter	14,312

$54,125

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

6. Accrued expenses

Accrued expenses consisted of the following as of December 31, 2016 and 2015:

	2016	2015
	(in thousands of dollars)
Accrued compensation and benefits	$4,922	$4,951
Sales tax payable	820	4,051
Accrued expenses	4,031	2,415
Accrued property tax	764	1,122
Accrued interest	96	290
Scorpion contingent liability	1,784	303

	$12,417	$13,132

7. Long-term debt

Long-term debt consists of the following as of December 31, 2016 and 2015:

	2016	2015
	(in thousands of dollars)
Nine US revolving credit facility	$55,500	$43,000
Nine US term loan	56,150	74,375
Nine Canada revolving credit facility	8,938	6,503
Beckman revolving credit facility	114,300	128,500
Beckman term loan	11,000	—

	245,888	252,378
Less Current portion	(17,975)	(10,625)

Long-term debt	227,913	241,753
Less deferred financing costs	(1,626)	(2,737)

	$226,287	$239,016

Nine credit facilities

In conjunction with the Crest Pumping Technologies (“Crest”) acquisition in 2014, Nine entered into a $300 million credit facility arrangement with several major financial institutions, secured by substantially all of Nine’s assets. Under the credit facility arrangement, $270 million could be borrowed in the U.S., consisting of an $85 million 5-year Term Loan and a $185 million Revolving Credit Facility, and $30 million could be borrowed in Canada under a Revolving Credit Facility. The maturity date was June 30, 2019. Interest rates were based on prime rate, the federal funds rate or the London Interbank Offered Rate (LIBOR), plus a margin determined by the funded debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. There was also a standby fee of 0.375% to 0.5%. Interest rates ranged from 2.2% to 3.4% during 2015 and were approximately 2.7% in 2016 through May 13, 2016 when Nine entered into an amendment to the credit facility.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

The debt covenants required that EBITDA be no higher than 3.5 to 1 during the period from inception of the loan through December 31, 2014, 3.25 to 1 from January through June 2015 and 3 to 1 thereafter.

On May 13, 2016, Nine entered into an amendment to the credit facility (“Amended Credit Facility”). The Amended Credit Facility reduced the borrowing capacity of the Revolving Credit Facility to $75 million in the U.S. and $13 million in Canada, with a new maturity date of January 1, 2018 and increased interest rates and standby fees. The amendment waives all previous covenants through 2016, establishes minimum 12-month EBITDA targets for June 30, 2016 through June 30, 2017 and limits the amount of capital expenditures in 2016 and 2017. The amendment establishes a debt to EBITDA ratio of 4.5 starting subsequent to June 30, 2017, and EBITDA to fixed charge ratios of 1.00 for March 31, 2017 and June 30, 2017 and a ratio of 1.25 for September 30, 2017 and thereafter. (Fixed charges include interest, term loan payments, capital expenditures and income tax payments.) The amendment also requires that all future income tax refunds resulting from net operating losses be used to prepay term loan advances in reverse order of maturity. Interest rates ranged from 4.9% to 7.0% from the inception of the amendment in May 2016 through December 31, 2016.

Given current market conditions and Nine’s performance in 2016, it is Nine’s belief that it will breach certain financial covenants at March 31, 2017 and that it may breach the fixed charge coverage ratio at June 30, 2017, depending on Nine’s level of capital expenditures for the second quarter. Should the need arise, Nine will exercise its right to equity cure under the Existing Nine Credit Facility and will access a certain amount of existing proceeds that have previously been raised from Nine’s existing shareholders. Upon delivery of its March 31, 2017 and June 30, 2017 compliance certificates, which are due within 45 days after each period, Nine will have 10 business days to provide the necessary equity proceeds. The equity proceeds will be in the amount necessary to satisfy any and all breaches of financial covenants. After giving effect to the equity cure, Nine expects to be in compliance of its amended credit agreement for March 31, 2017 and June 30, 2017.

Beckman credit facilities

On May 2, 2014, Beckman entered into a new senior secured credit agreement with several major financial institutions. The senior secured credit financing consisted of a revolving credit facility in an aggregate amount of $170,000,000 with an accordion feature of up to $50,000,000 in the aggregate. The credit agreement was secured by first priority perfected security interest in all equity interests of domestic subsidiaries, 65% of the voting equity of directly owned foreign subsidiaries, and substantially all of the tangible and intangible assets of Beckman. Interest only was due monthly and calculated at 2.50 percent above the London Interbank Offered Rate (LIBOR) or 1.50 percent above the Alternate Base Rate. The credit agreement was to mature on May 2, 2019. As a requirement of the credit agreement, on May 2, 2014 Beckman paid the outstanding balance under a 2012 credit agreement of $31,500,000 revolving credit and the term loan of $28,125,000.

The credit agreement contained certain financial covenants which, among other things, limited Beckman’s spending for capital expenditures and required that certain financial ratios be maintained. During 2014, the credit agreement was amended three times, primarily to increase the aggregate amount of the credit facility.

On January 12, 2016, Beckman entered into Amendment No. 4 to the 2014 Credit Facility. The amendment reduced the total aggregate commitments of the lenders from $235,000,000 to $145,000,000, limited borrowing availability subject to a new borrowing base, and amended certain covenant compliance and reporting requirements. Effective with the amendment date, $12,500,000 of the outstanding revolver was

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

converted to a term advance. Repayment of $1,500,000 was required in 2016, $3,100,000 is required in 2017 and the remainder matures in June 2018.

The amended credit agreement contained certain financial covenants which, among other things, limited spending on capital expenditures and required that certain financial ratios be maintained. Beckman was required to provide a monthly borrowing base certificate which calculates the available borrowing base and reports compliance commencing January 2016. Beckman was to provide a cash availability report each week commencing in January 2016 whereby cash on hand at the beginning of the week could not exceed $3.0 million. The leverage ratio was waived through the quarter ending March 31, 2017 and could not be more than 3.50 to 1.00 commencing with the quarter ending June 30, 2017. The fixed charge coverage as of the last day of each quarter, commencing with the quarter ending March 31, 2016, was to be less than 1.15 to 1.00 for each fiscal quarter ending on or prior to March 31, 2017 and 1.25 to 1.00 for each fiscal quarter ending after March 31, 2017. Capital expenditures in the fiscal year ended December 31, 2016, were not to exceed $15 million, and in each year ending after December 31, 2016, were not to exceed 75% of EBITDA for the immediately preceding year.

As of December 31, 2016 and 2015, $114,300,000 and $128,500,000 were outstanding under the revolver, respectively, and a letter of credit commitment in the amount of $850,000 and $950,000, respectively. As of December 31, 2016, $11,000,000 of the term loan was outstanding. As of December 31, 2016 and 2015, Beckman had $5,660,000 and $105,000,000 available, respectively under the revolver.

Beckman was in compliance with all covenants during 2016 and 2015. Beckman’s ability to comply with covenants in the future could be affected by the levels of cash flows from operations and events or circumstances beyond Beckman’s control. If market or other economic conditions deteriorate, the risk of noncompliance may increase.

On February 10, 2017, Beckman entered into Amendment No. 5 to the 2014 Credit Facility. The amendment reduces the total aggregate commitments of the lenders from $145,000,000 to $127,300,000, limits borrowing availability subject to a new borrowing base, and amends certain covenant compliance and reporting requirements. As a requirement of this amendment, immediately prior to the amendment date, Beckman received $15,000,000 of equity proceeds from certain of its shareholders. Effective with the amendment date, these proceeds were used to prepay the outstanding revolver $10,000,000 and the term advance $5,000,000, of which $3,875,000 was applied as prepayment of the scheduled amortization payments that were due March 31, 2017 through March 31, 2018 and $106,300,000 of the outstanding revolver was converted to a second term advance. The amendment provides for a $15,000,000 revolver, of which $2,500,000 was drawn on the date of the amendment. Required repayments of the original term advance are $1,500,000 in 2017, $750,000 by March 31, 2018 and the remainder in June 2018.

The amended credit agreement contains certain financial covenants which, among other things, limit spending on capital expenditures and require that certain financial ratios be maintained. Certain of the requirements are:

a.	Beckman must provide a monthly borrowing base certificate which calculates the available borrowing base and reports compliance commencing February 2017;

b.	Beckman must provide a cash availability report each month commencing in February 2017 whereby cash on hand on the last business day of the month cannot exceed $6,000,000;

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

c.	The leverage ratio is waived through the quarter ending September 30, 2017 and cannot be more than 3.50 to 1.00 commencing with the quarter ending December 31, 2017;

d.	The interest coverage ratio remains waived;

e.	The fixed charge coverage as of the last day of each quarter, commencing with the quarter ending March 31, 2017, must be a) less than 1.15 to 1.00 for each fiscal quarter ending on or prior to June 30, 2017 and b) less than 1.25 to 1.00 for each fiscal quarter ending after June 30, 2017;

f.	Capital expenditures in the fiscal year ending December 31, 2017 must not exceed $20,000,000, and in each year ending after December 31, 2017 must not exceed 75% of EBITDA for the immediately preceding year

Nine and Beckman combined

Future principal payments on long-term debt for each of years ending December 31 are as follows:

(in thousands of dollars)
2017	$ 17,975
2018	227,913

$245,888

In accordance with ASC 205-4, Going Concern, the Combined Company evaluated whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the date that the combined financial statements are issued. The Combined Company has $120.6 million of debt outstanding, under the revolving credit facility and term loan discussed above, as of December 31, 2016 that is scheduled to mature on January 1, 2018, and the Combined Company currently does not expect to have sufficient liquidity and capital resources to repay the debt outstanding in full on its maturity date. This condition raises substantial doubt about the Combined Company’s ability to continue as a going concern for a period of one year after the date that the combined financial statements are issued.

Delivery of financial statements including a going concern qualification would result in an event of default under the Existing Nine Credit Facility absent an amendment or waiver. On March 23, 2017, the Combined Company received the requisite waiver from the lenders under the Existing Nine Credit Facility with respect to this potential event of default.

The Combined Company is in the process of pursing an initial public offering of its equity in which the Combined Company plans to repay the Nine Revolving Credit Facility and Term Loan prior to its maturity with the proceeds of the offering. The Combined Company can provide no assurances regarding the successful completion of the offering.

In the event the Combined Company is unable to successfully complete the offering, the Combined Company will need to seek additional sources of financing such as raising additional equity, entering into a new debt agreement, or restructuring existing debt and/or cut costs. The Combined Company can provide no assurance regarding its ability to obtain additional financing.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

In February 2017, the Combined Company raised an aggregate $40 million of equity proceeds from the shareholders of the Combined Company.

8. Defined contribution plans

Nine and Beckman both sponsor defined contribution plans under Section 401(k) of the Internal Revenue Code for all qualified employees.

Under Nine’s plan, employee contributions are matched by Nine at 100% of the first 3% and 50% of the remaining up to 5% of compensation that a participant contributes to the Plan. Nine’s contributions were $1,300,000 in 2015. Contributions were suspended during a portion of 2015 and no contributions were made in 2016.

Under Beckman’s plan, employee contributions are matched by Beckman at 50% of the first 5% of compensation that a participant contributes to the Plan. During 2015, Beckman contributed $402,000 to the Plan. Beckman made no contributions during 2016, but incurred a liability of $418,000 related to employer contribution to be funded in 2017.

9. Stock based compensation

Nine

Stock options

Information about stock option activity during the years ended December 31, 2016 and 2015 is as follows:

2015 Activity	Number of shares in underlying options	Weighted average exercise price	Remaining weighted avg contractual life in years	Intrinsic value
				(in thousands)
Beginning balance	63,382	$217.15	7.2	$2,983
Granted	41,268	284.87	9.7	—
Exercised	(1,943)	91.07	—	—
Forfeited	(27,355)	207.73	7.2	3,998

Total outstanding	75,352	$260.71	8.6	$1,590

Options exercisable	13,127	$240.98	7.6	$416

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

2016 Activity	Number of shares in underlying options	Weighted average exercise price	Remaining weighted avg contractual life in years	Intrinsic value
				(in thousands)
Beginning balance	75,352	$260.71	7.6	$502
Granted	10,093	182.21	9.7	—
Exercised	—	—	—	—
Forfeited	(3,626)	262.91	7.8	14

Total outstanding	81,819	$250.93	7.9	$502

Options exercisable	21,058	$317.17	8.2	$—

The intrinsic value at December 31, 2016 and 2015 is the amount by which the fair value of the underlying share exceeds the exercise price of an option as of December 31, 2016 and 2015, respectively. The assumptions used in the Black-Scholes pricing model to estimate the fair value of the options granted in 2016 and 2015 are as follows:

	2016	2015
Weighted average fair value	$83.81	$138.16

Assumptions
Expected life (in years)	6.0	6.0
Volatility	47.0%	49.6%
Dividend yield	0.0%	0.0%
Risk free interest rate	1.46%	1.86%

Compensation expense recorded was approximately $2,744,000 and $1,943,000 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, Nine expects to record compensation expense of approximately $4,000,000 over the remaining options term of approximately 1.4 years. Future stock option grants will result in additional compensation expense.

Restricted stock

Information about restricted stock activity during the years ended December 31, 2016 and 2015 is as follows:

	2016	2015
Nonvested at the beginning of the year	18,201	5,632
Granted	3,010	25,005
Vested	(4,866)	(1,566)
Cancelled	—	(10,870)

Nonvested at the end of the year	16,345	18,201

The weighted-average grant date fair value of the restricted stock was $181.62 and $304.99 during the years ended December 31, 2016 and December 31, 2015, respectively. The total amount of compensation expense

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

related to the restricted stock awards recorded was approximately $1,734,000 and $1,086,000 for the years ended December 31, 2016 and December 31, 2015, respectively. As of December 31, 2016, 13,003 restricted shares were unvested, with a weighted average vesting period of 1.8 years. As of December 31, 2015, 26,777 restricted shares were unvested, with an average vesting period of 2.9 years.

Beckman

Stock options

Information about stock option activity during the years ended December 31, 2016 and 2015 follows:

2015 Activity	Number of shares in underlying options	Weighted average exercise Price	Remaining weighted avg contractual life in years	Intrinsic value
				(in thousands)
Beginning balance	22,579	$118.00	7.4	$—
Granted	833	150.00	9.4	—
Exercised	(2,294)	100.00	6.6	—
Forfeited	(4,883)	106.00	7.0	—

Total outstanding	16,235	$125.00	7.8	$—

Options exercisable	7,992	$118.04	7.4	$—

2016 Activity	Number of shares in underlying options	Weighted average exercise price	Remaining weighted avg contractual life in years	Intrinsic value
				(in thousands)
Beginning balance	16,235	$125.00	6.8	$—
Granted	1,078	86.00	9.3	6
Exercised	—	—	—	—
Forfeited	—	—	—	—

Total outstanding	17,313	$123.02	6.9	$—

Options exercisable	12,051	$120.54	6.5	$—

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

The intrinsic value at December 31, 2016 and 2015 is the amount by which the fair value of the underlying share exceeds the exercise price of an option as of December 31, 2016 and 2015, respectively. The assumptions used in the Black-Scholes pricing model to estimate the fair value of the options granted in 2016 and 2015 are as follows:

	2016	2015
Weighted average fair value	$86.18	$150.00

Assumptions
Expected life (in years)	7.0	7.0
Volatility	98.6%	30.0%
Dividend yield	0.0%	0.0%
Risk free interest rate	2.00%	1.00%

Compensation expense recorded was approximately $234,000 and $481,000 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, Beckman expects to record compensation expense of approximately $241,000 over the remaining options term of approximately 3.4 years.

Restricted stock

Information about restricted stock activity during the years ended December 31, 2016 and 2015 is as follows:

	2016	2015
Nonvested at the beginning of the year	17,576	23,512
Granted	9,092	—
Vested	(5,631)	(5,707)
Cancelled	(812)	(229)

Nonvested at the end of the year	20,225	17,576

The weighted-average grant date fair value of the restricted stock was $77 during the year ended December 31, 2016. No restricted stock was granted in 2015. Compensation expense related to the restricted stock awards was approximately $998,000 and $882,000 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016 there were 20,225 unvested shares with a weighted average vesting period of 2.2 years. At December 31, 2015, 17,576 shares were unvested, with a weighted average vesting period of 2.3 years.

Other Share based compensation

During 2015, 4,000 shares were issued to a Beckman officer for services provided, at the market value of $150 per share, and $600,000 of compensation expense was recognized.

During 2015, certain Beckman officers and one member of Beckman’s board of directors were issued 2,598 common shares in lieu of cash compensation. Of these shares, 1,763 were issued at $100 per share and 835 were issued at $117 per share, and $274,000 of compensation expense was recognized.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

10. Commitments and contingencies

Litigation

The Combined Company has claims, lawsuits and administrative proceedings that are pending or threatened, all arising in the ordinary course of business, with respect to commercial and employee matters. Although no assurance can be given with respect to the outcome of the other pending or threatened claims and the effect such outcomes may have, the Combined Company believes any ultimate liability resulting from the outcome of such claims, lawsuits or administrative proceedings, to the extent not otherwise provided for or covered by insurance, will not have a material adverse effect on the Combined Company’s business, operating results, financial position or cash flows.

Leases

The Combined Company leases equipment, vehicles, office space, yard facilities and employee housing in the United States and in Canada where the Combined Company operates, under leases classified as operating. The original lease terms require monthly rental payments and expire from 2017 through 2029. Other leases for various equipment and facilities are on a month-to-month basis or have expired during 2016. Total rent expense for all operating leases was approximately $6,300,000 and $8,800,000 for the years ended December 31, 2016 and 2015, respectively.

The following schedule shows the future total minimum lease payments under these non-cancelable leases as of December 31, 2016:

(in thousands of dollars)

Year ending December 31,
2017	$5,538
2018	4,195
2019	3,452
2020	2,572
2021	2,249
Thereafter	12,544

$30,550

Self-insurance

The Combined Company uses a combination of third party insurance and self-insurance for health insurance clams. The self-insured liability represents an estimate of the undiscounted ultimate cost of uninsured claims incurred as of the balance sheet date. The estimate is based on an analysis of trailing months of incurred medical claims to project the amount of incurred but not reported claims liability. The estimated liability for self-insured medical claims was $718,000 and $1,161,000 at December 31, 2016 and 2015, respectively, and is included under the caption “Accrued liabilities” on the Combined Balance Sheets.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

Although the Combined Company does not expect the amounts ultimately paid to differ significantly from the estimates, the self-insurance liability could be affected if future claims experience differs significantly from historical trends and actuarial assumptions.

Scorpion contingent liability

In connection with the acquisition of Scorpion, discussed earlier in Note 3, the Company recorded a liability for contingent consideration to be paid in shares of Company common stock and in cash, contingent upon quantities of Scorpion Composite PlugsTM sold during 2016 and gross margin related to the product sales for three years following the acquisition. The shares of common stock underlying the contingent liability were valued at $332.20 at the acquisition date and revalued to $234.97 at December 31, 2015, resulting in a gain of $293,000. A cash payment of $297,000 was made during 2016 based on the gross margin on sales of Scorpion plugs during the first year following the acquisition. The forecasted quantities of plug sales and the related gross margin increased significantly at December 31, 2016 and the shares underlying the contingent liability were revalued at $181.62, resulting in a revaluation loss of $1,735,000. The 2016 loss and the 2015 gain are included in “General and administrative expenses” in the Combined Statements of Comprehensive Income. The following is a reconciliation of the beginning and ending amounts of contingent consideration obligation (level 3) related to the Scorpion acquisition:

	2016	2015
	(in thousands of dollars)
Balance at beginning of year	$1,749	$—
Initial valuation	—	2,042
Payment	(297)	—
Revaluation	1,735	(293)

Balance at end of the year	$3,187	$1,749

Contingent liabilities related to the Scorpion acquisition include $1,784,000 and $303,000 reported in “Accrued expenses” at December 2016 and 2015, respectively, and $1,403,000 and $1,446,000 reported in “Other long term liabilities” at December 2016 and 2015, respectively, in the Combined Balance Sheets.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

11. Taxes

The components of the provision (benefit) for income taxes for the years ended December 31, 2016 and 2015 were as follows:

	2016	2015
	(in thousands of dollars)

Current
US Federal	$(14,295)	$21
US State	168	1,524
Canada	—	(32)

Total current provision (benefit)	(14,127)	1,513

Deferred
US Federal	(14,206)	(14,924)
US State	2,047	(924)
Canada	—	12

Total deferred benefit	(12,159)	(15,836)

Total benefit for income taxes	$(26,286)	$(14,323)

The provision (benefit) for income taxes for the years ended December 31, 2016 and 2015 differed from the provision (benefit) calculated using the applicable statutory federal income tax rate as follows:

	2016	2015
	(in thousands of dollars)
Tax benefit at statutory rate	$(33,689)	$(18,240)
Foreign rate differential	367	602
State income taxes, net of federal benefit	766	151
Nondeductible expenses	1,660	595
Loss of tax benefits due to carryback	998	—
Valuation allowance	2,804	2,226
Adoption of ASU 2016-09	141	—
Other	667	343

	$(26,286)	$(14,323)

The Combined Company’s effective rate differs from the statutory rate primarily due to nondeductible expenses consisting of meals and entertainment, the effect of state taxes, the valuation allowance related to the Canada jurisdiction and the loss of prior year Section 199 benefits due to a carryback of net operating losses.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

The tax effects of the cumulative temporary differences resulting in the net deferred tax asset (liabilities) at December 31, 2016 and 2015 were as follows:

	2016	2015
	(in thousands of dollars)

Deferred income tax assets:
Inventories	$792	$918
Goodwill and intangible assets	6,761	5,739
Deferred tax benefit from net losses	37,453	24,036
Stock based compensation	2,418	1,266
Tax credit carryforwards	1,091	—
Accrued expenses	691	1,791

Total deferred income tax assets	49,206	33,750
Less: Valuation allowance	(4,277)	(2,054)

Net deferred income tax assets	44,929	31,696

Deferred income tax liabilities:
Property and equipment	(55,398)	(54,339)
Prepaid expenses and other	(168)	(155)

Total deferred income tax liabilities	(55,566)	(54,494)

Net deferred income tax liability	$(10,637)	$(22,798)

As of December 31, 2016, the Combined Company had federal and state net operating loss carryforwards of approximately $138.6 million. The federal net operating loss can be used for a 20-year period and, if unused, will begin to expire in 2033. The state net operating losses can be used from 7 to 20 years and vary by state. A small portion of state net operating losses begin to expire in 2020. The Combined Company has domestic credit carryforwards of approximately $1.02 million of AMT credit and $72k of General Business credit.

We evaluate our deferred tax assets on a quarterly basis to determine whether a valuation allowance is required. We assess whether a valuation allowance should be established based on our determination of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and prior to the expiration of our NOL and tax credit carryforwards. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Due to recent operating results and goodwill impairments recorded during 2016 and 2015, we are in a three-year cumulative loss position for the year ending December 31, 2016. According to ASC topic No. 740, Income Taxes, cumulative losses in recent years represent significant negative evidence in considering whether deferred tax assets are realizable. Therefore, during 2016 we recorded a valuation allowance of $1.6M against our deferred tax assets. We have excluded the deferred tax liabilities related to certain indefinite lived intangibles when calculating the amount of valuation allowance needed as these liabilities cannot be considered as a source of income when determining the realizability of the net deferred tax assets. The valuation allowance was recorded as a reduction to our income tax benefit in our combined statements of comprehensive income.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

The Combined Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. The earliest period the Combined Company is subject to examination of Federal income tax returns by the Internal Revenue Service is 2013. The state income tax returns and other state tax filings of the Combined Company are subject to examination by the state taxing authorities for various periods, generally up to four years after they are filed.

The Combined Company does not have any unrecognized tax benefits recorded as of December 31, 2016 or 2015. The Combined Company does not anticipate the total amount of unrecognized tax benefits will significantly change by December 31, 2017. The Combined Company recognizes interest and/or penalties related to income tax matters in income tax expense.

12. Earnings per share

The diluted earnings per share calculation excludes all stock options and unvested restricted stock for 2015 and 2016 because there is a net loss for each period as their inclusion would be anti-dilutive.

	2016	2015
	(in thousands of dollars except for share and per share data)
Net income (loss) attributable to common stockholders	$(70,911)	$(39,117)
Average shares outstanding	1,653,277	1,643,912
Loss per share (basic and diluted)	$(42.89)	$(23.80)

13. Related party transactions

During 2014, in conjunction with an exercise of warrants to provide a capital infusion, promissory notes totaling $2,500,000 were issued to the former owners of an acquired company, who are members of the Company’s management team. The principal is due on June 30, 2019 (the “Maturity Date”). Interest of 4% per annum is due and payable on the Maturity Date. As of December 31, 2016 and 2015, the outstanding balance of the notes, including principal and unpaid interest, was $2,750,000 and $2,650,000, respectively. Unpaid interest at December 31, 2016 and 2015 was $250,000 and $150,000, respectively.

During 2014, promissory notes totaling $9,400,000 were issued to former owners of Crest, some of whom are members of the Company’s management team. The principal is due on June 30, 2019. The interest rate is based on the prime rate, the federal funds rate or LIBOR, plus a margin to be determined in connection with Nine’s credit agreement, and is due quarterly. One of the former owners paid $1,774,000 during 2016 to pay his promissory note in full. As of December 31, 2016 and 2015, the outstanding principal balance of the notes totaled $7,600,000 and $9,400,000, respectively. Unpaid interest, included in “Prepaid expenses and other” in the Combined Balance Sheets, totaled $19,000 and $0 at December 31, 2016 and 2015, respectively.

As part of the Tripoint acquisition on October 3, 2011, promissory notes totaling $1,090,000 were issued to former owners of Tripoint who were members of management. The principal was due on September 15, 2015. Interest of 4% was due quarterly, but could be deferred and added to the outstanding principal balance at the election of the Company. In 2015, the outstanding balance of the notes, $918,000, including accrued interest, was repaid in full using a combination of $243,000 of cash and common stock redemption valued at $675,000.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

The value attributed to common stock, as agreed between the Company and the former owners of Tripoint, was $265.76 per share, resulting in the cancellation of 2,544 shares.

Beckman entered into a shared services agreement with a related party, whose manager was a member of Beckman’s Board of Directors, which provides office space, personnel and certain general and administrative services to Beckman. Beckman paid the related party $215,000 and $207,000 for the years ended December 31, 2016 and 2015, respectively. There was an outstanding payable to this related party of approximately $8,000 as of December 31, 2016.

Beckman leases real property and improvements (including the building and improvements thereon) in Wyoming and Montana from shareholders in Beckman pursuant to lease agreements entered into by Beckman on November 15, 2013. Pursuant to these agreements Beckman incurred rent expense of $339,000 and $277,000 for the years ended December 31, 2016 and 2015, respectively. At December 31, 2016, there were no payables to or receivables from this related party.

Beckman leases facilities and buildings in Monahans, Texas and Enid, Oklahoma, from an entity owned by one of the shareholders. Beckman incurred rent expense of $622,000 and $486,000 to this entity during 2016 and 2015, respectively. There were no payables to or receivables from this related party at December 31, 2016 and 2015.

Beckman leases real property from a related party, who is a shareholder and a manager of the Company. Pursuant to this agreement Beckman incurred expense of $27,000 and $64,000 in the years ended December 31, 2016 and 2015. At December 31, 2016, there were no payables to or receivables from this related party.

Beckman utilizes a related party, who is a shareholder and whose manager was a member of the Board and a manager of Beckman, to transport equipment, chemicals, and supplies. Beckman incurred expense of $690,000 and $719,000 for these services during 2016 and 2015, respectively. There was no payable to this related party at December 31, 2016 and at December 31, 2015 there was a payable of $92,000 due to this related party.

Beckman utilizes airplanes and related services, owned by a company that is a shareholder of Beckman. Beckman incurred expenses of $173,000 and $68,000 for these services during 2016 and 2015, respectively. There was a payable of $10,000 due to this related party as of December 31, 2016.

In 2015, Beckman sold $1,228,000 of equipment to an entity owned by one of the shareholders who was also is a member of the Board. Beckman facilitates pass-through billings on behalf of an entity owned by one of the shareholders who was also a member of the Board. Beckman recognizes no revenue or expense related to this activity. During 2015, the related entity billed Beckman $2,182,000. Beckman rebilled respective customers of this related entity $2,182,000, and Beckman collected cash for and reimbursed to the related entity approximately $2,146,000. Within Beckman’s trade accounts receivable and trade accounts payable, $36,000 of pass-through billings to customers remain uncollected as of December 31, 2015. During 2016, the related entity billed Beckman $765,000, and Beckman billed respective customers the same amount. Beckman collected cash for and reimbursed to the related entity $1,081,000. Within Beckman’s trade accounts receivable and trade accounts payable, $72,000 of pass through billings to customers remain uncollected as of December 31, 2016.

Beckman provides services to an entity owned by one of the shareholders, who is also a board member. Beckman billed approximately $365,000 and $463,000 for services provided to this entity during 2016 and

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

2015, respectively. There was an outstanding receivable due of $100,000 and $30,000 as of December 31, 2016 and 2015, respectively.

The Combined Company leases other office space, yard facilities and equipment in the United States and Canadian provinces where the Combined Company operates, with related parties under leases classified as operating. Lease expense was $1,219,000 and $1,396,000 for the years ended December 31, 2016 and 2015, respectively, and the Combined Company had $41,000 on deposit with the related parties as of December 31, 2016 and 2015.

14. Discontinued operations

The Company’s Tripoint subsidiary, acquired in October of 2011, was focused primarily on conventional completions, and did not fit with the future strategy of the Company. During 2014 the Company created a plan to fully dispose of the subsidiary. Tripoint operations ceased in the fourth quarter of 2014 and substantially all of its employees were released. Assets held for sale at December 31, 2014 were written down to net realizable value and were fully disposed of during the first quarter of 2015. The pretax loss for the year ended December 31, 2015 reflects expenses related to the disposal of the business. There were no expenses during 2016 and no remaining assets or liabilities as of December 31, 2015.

Summarized results of the Company’s discontinued operations for the year ended December 31, 2015 are as follows:

2015
(in thousands of dollars)

Income Statement
Revenue	$—
Expenses	1,494
Loss (gain) on disposal	(46)

Pretax loss	(1,448)
Income tax benefit	513

Net loss	$(935)

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

15. Supplemental disclosures of cash flow information

	Year ended December 31, 2016	Year ended December 31, 2015
	(in thousands of dollars)

Supplemental disclosures
Cash paid for interest	$(12,442)	$(8,957)
Cash refunds for income taxes, net	8,716	9,140

Noncash investing and financing activities
Decrease in accounts payable and accrued liabilities for additions to property and equipment	$(497)	$(4,245)
Increase (decrease) in long term liabilities for additions to property and equipment	(182)	182
Issuance of common stock in acquisitions	—	1,000
Contingent consideration for Scorpion acquisition	—	2,042
Cancellation of shares in conjunction with repayment of notes receivable	—	(675)

16. Segment information

Beginning with the first quarter of 2017, the Combined Company realigned its segments due to the acquisition of Beckman. This change is reflected on a retrospective basis in accordance with GAAP. The Company is reporting its results of operations in the following two reportable segments: Completion Solutions and Production Solutions.

The Completion Solutions segment consists primarily of cementing, completion tools, wireline and coiled tubing services, while the Production Solutions consists of rig-based well maintenance and workover services.

The Combined Company’s reportable segments are strategic units that offer distinct products and services. They are managed separately since each business segment requires different marketing strategies. Operating segments have not been aggregated as part of a reportable segment. The Company evaluates the performance of its reportable segments based on gross profit. This segmentation is representative of the manner in which our Chief Operating Decision Maker and our Board of Directors view the business. We consider the Chief Operating Decision Maker to be the Chief Executive Officer.

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

Summary financial data by segment follows. The amounts labeled “Corporate” relate to assets not allocated to the reportable segments.

	2016	2015
	(in thousands of dollars)

Revenues
Completion Solutions	$221,468	$380,174
Production Solutions	60,886	98,348

	$282,354	$478,522

Gross profit[1]
Completion Solutions	$27,032	$84,205
Production Solutions	9,213	21,126

	36,245	105,331

General and administrative expenses	39,387	42,862
Depreciation	55,260	58,894
Impairment of goodwill	12,207	35,540
Amortization of intangibles	9,083	8,650
Loss on sale of assets	3,320	2,004

Loss from operations	$(83,012)	$(42,619)

Capital expenditures
Completion Solutions	$7,358	$24,636
Production Solutions	1,772	2,090

	$9,130	$26,726

Assets
Completion Solutions	$444,618	$506,021
Production Solutions	131,476	152,413

	$576,094	$658,434

(1)	Excludes depreciation and amortization, shown separately below.

Revenues by country were as follows:

	Year ended December 31,
	2016		2015
	(in thousands of dollars)

Revenues
United States	$269,893	95.6%	$460,232	96.2%
Canada	12,461	4.4%	18,290	3.8%

	$282,354	100.0%	$478,522	100.0%

Nine Energy Service, Inc.

Notes to financial statements

December 31, 2016 and 2015—Continued

Long-lived assets by country were as follows:

	2016	2015
	(in thousands of dollars)

Long-lived assets:
United States	$479,691	$550,847
Canada	5,689	10,176

	$485,380	$561,023

                 shares

Common stock

Prospectus

J.P. Morgan

Goldman Sachs & Co. LLC

Wells Fargo Securities

BofA Merrill Lynch

Credit Suisse

Raymond James

Simmons & Company International

Energy Specialists of Piper Jaffray

Tudor, Pickering, Holt & Co.

HSBC

Scotia Howard Weil

UBS Investment Bank

            , 2017

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                 , 2017, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC Registration Fee, FINRA Filing Fee and New York Stock Exchange listing fee), the amounts set forth below are estimates.

SEC Registration Fee	$38,653
FINRA Filing Fee	$50,525
New York Stock Exchange listing fee	$150,000
Accountants’ fees and expenses	$750,000
Legal fees and expenses	$1,500,000
Printing and engraving expenses	$500,000
Transfer agent and registrar fees	$5,000
Miscellaneous	$178,822

Total	$3,173,000

*	To be provided by amendment

Item 14. Indemnification of directors and officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our charter provides that a director will not be liable to the Company or its stockholders for monetary damages to the fullest extent permitted by the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, will be limited to the fullest extent permitted by the amended DGCL. Our charter and bylaws provide that the Company will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities. In addition, we intend to enter into indemnification agreements with our current and future directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent sales of unregistered securities.

During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering, and we believe that each of these transactions was exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder or Rule 701 of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.

The following table sets forth information on the restricted stock awards issued by us and common stock issued pursuant to the exercise of stock options in the three years preceding the filing of this registration statement.

Person or class of person	Date of issuance/ option exercise	Total shares of restricted stock	Common stock issued pursuant to options/ warrants exercises	Total consideration
SCF-VII, L.P.	June 30, 2014		59,884	$11,000,091.96
Nine Executive Officer	June 30, 2014		27,218	$4,999,674.42
Former Nine Employee	March 8, 2015		200	$25,236.00
Former Nine Employee	April 20, 2015		167	$31,982.17
Former Nine Employee	August 11, 2015		326	$59,882.94
Former Nine Employee	August 12, 2015		1,250	$59,837.50
Nine Executive Officer	July 15, 2015	1,505		*
Nine Executive Officer	July 15, 2015	2,500		*
Nine Executive Officer/Employee	July 15, 2015	7,500		*
Nine Employee	December 15, 2015	3,500		*
Nine Employee	December 16, 2016	3,100		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	599		*
Nine Employee	March 20, 2017	200		*
Nine Director	March 20, 2017	400		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	600		*
Nine Employee	March 20, 2017	200		*

Person or class of person	Date of issuance/option exercise	Total shares of restricted stock	Common stock issued pursuant to options/ warrants exercises	Total consideration
Nine Employee	March 20, 2017	400		*
Nine Employee	March 20, 2017	799		*
Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	1,199		*
Nine Executive Officer	March 20, 2017	699		*
Nine Executive Officer	March 20, 2017	999		*
Former Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	100		*
Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	799		*
Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	799		*
Nine Employee	March 20, 2017	200		*
Nine Director	March 20, 2017	400		*
Nine Employee	March 20, 2017	200		*
Nine Executive Officer	March 20, 2017	10,000		*
Nine Employee	March 20, 2017	200		*
Nine Employee	March 20, 2017	400		*
Nine Employee	March 20, 2017	400		*
Nine Director	March 20, 2017	1,199		*
Nine Employee	March 20, 2017	300		*
Nine Executive Officer	March 20, 2017	2,797		*
Nine Employee	March 20, 2017	300		*
Nine Employee	March 20, 2017	320		*
Nine Employee	March 20, 2017	600		*
Nine Employee	March 20, 2017	320		*
Nine Director	March 20, 2017	400		*
Nine Employee	March 20, 2017	400		*
Nine Executive Officer	March 31, 2017	9,000		*

*	No cash consideration was paid to us by any recipient of any restricted stock award.

The following table sets forth information on the stock options issued by us in the three years preceding the filing of this registration statement.

Date of issuance	Number of options granted	Grant date exercise price ($/sh)
June 5, 2014	1,362	$366.88
June 13, 2014	200	$396.95
June 30, 2014	5,277	$396.95
August 11, 2014	100	$396.95
October 1, 2014	91	$548.30
July 15, 2015	20,880	$332.20

Date of issuance	Number of options granted	Grant date exercise price ($/sh)
December 15, 2015	20,087	$234.97
April 1, 2016	112	$223.13
July 8, 2016	2,752	$181.62
October 7, 2016	2,752	$181.62
December 16, 2016	3,375	$181.62
January 17, 2017	1,650	$181.62
March 20, 2017	32,469	$250.27
March 21, 2017	12,625	$250.27
March 31, 2017	12,000	$250.27

No cash consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. All of the stock options described above issued prior to the completion of the Combination were granted under the Stock Plan, to the officers, employees and consultants of the Company.

On April 30, 2014, we issued 7,500 shares of common stock to the former members of Dak-Tana Wireline, LLC as consideration for the Dak-Tana Wireline Acquisition.

Pursuant to a Subscription Agreement dated June 5, 2014, a former Nine Employee subscribed to purchase 545 shares of our common stock in exchange for a cash payment of $199,949.60.

Pursuant to a Subscription Agreement dated June 6, 2014, a Nine Employee subscribed to purchase 272 shares of our common stock in exchange for a cash payment of $99,791.36.

On June 30, 2014, we issued 105,000 shares of common stock to the former members of Crest Pumping Technologies, LLC as consideration for the Crest Pumping Technologies Acquisition.

Pursuant to a Subscription Agreement dated November 17, 2014, a Nine Employee subscribed to purchase 408 shares of our common stock in exchange for a cash payment of $149,687.04.

Pursuant to a Subscription Agreement dated July 15, 2015, Ms. Fox subscribed to purchase 602 shares of our common stock in exchange for a cash payment of $199,984.40.

On September 1, 2015, we issued 3,010 shares of common stock to the former members of Pat Greenlee Builders, LLC as consideration for the G8 Oil Tool Acquisition.

Pursuant to a Subscription Agreement dated October 6, 2016, a Nine Employee subscribed to purchase 1,376 shares of our common stock in exchange for a cash payment of $249,909.12.

Pursuant to a Subscription Agreement dated October 7, 2016, a Nine Employee subscribed to purchase 1,376 shares of our common stock in exchange for a cash payment of $249,909.12.

Pursuant to a Subscription Agreement dated January 17, 2017, a Nine Employee subscribed to purchase 550 shares of our common stock in exchange for a cash payment of $99,891.00.

Pursuant to a Subscription Agreement dated January 17, 2017, a Nine Employee subscribed to purchase 550 shares of our common stock in exchange for a cash payment of $99,891.00.

Pursuant to a Subscription Agreement dated January 17, 2017, a Nine Employee subscribed to purchase 550 shares of our common stock in exchange for a cash payment of $99,891.00.

On January 31, 2017, we issued 3,010 shares of common stock to the former members of Pat Greenlee Builders, LLC as deferred consideration for the G8 Oil Tool Acquisition.

On February 28, 2017, we completed the Combination, through which Nine Energy Service, Inc. and Beckman Production Services, Inc. were combined. In the Combination, Nine Energy Service, Inc. was the surviving entity, all of the outstanding shares held by each of the former Beckman Production Services, Inc. shareholders in Beckman Production Services, Inc. were acquired in exchange for 669,270 of our shares.

In connection with the Combination and pursuant to subscription agreements dated March 10, 2017, we offered each of our stockholders (our existing stockholders and the Beckman stockholders) who were accredited investors or non-U.S. persons (as such term is defined in Regulation S under the Securities Act) the opportunity to purchase shares of our common stock worth $20 million in the aggregate, up to their pro-rata ownership of the Company in the Combined Nine Subscription Offer). If each eligible purchaser did not purchase its respective pro rata portion of such approximately $20 million of shares of our common stock, the eligible purchasers that elected to participate in the Combined Nine Subscription Offer were entitled, but not obligated, to purchase the remaining number of shares of our common stock worth $20 million in the aggregate. In connection with Combined Nine Subscription Offer, 55 stockholders, including some of our executive officers and directors, subscribed to purchase 79,914 shares of our common stock in exchange for aggregate cash payments of approximately $20 million. The proceeds from the Combined Nine Subscription Offer were used to (i) to finance the purchase of non-accredited investors’ shares in the Combination and pay fees and expenses related to the Combination and (ii) for general corporate purposes, including ensuring compliance with our financial covenants under the Existing Nine Credit Facility. In connection with the Combined Nine Subscription Offer, we issued to those stockholders who purchased shares of our common stock a warrant to purchase additional shares of our common stock on the basis of one warrant share for every two shares purchased in the Combined Nine Subscription Offer, resulting in warrants issued to purchase an aggregate of 39,945 shares of our common stock. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

In addition to the Combined Nine Subscription Offer, though not in connection with the Combination, pursuant to subscription agreements dated March 10, 2017, we offered each of our existing stockholders pre-Combination who were accredited investors or non-U.S. persons (as such term is defined in Regulation S under the Securities Act) the opportunity to purchase shares of our common stock worth $5 million in the aggregate, up to their pro-rata ownership of the Company (the “Nine Subscription Offer”). If each eligible purchaser did not purchase its respective pro rata portion of such approximately $5 million of shares of our common stock, the eligible purchasers that elected to participate in the Nine Subscription Offer were entitled, but not obligated, to purchase the remaining number of shares of our common stock worth $5 million in the aggregate. In connection with Nine Subscription Offer, 41 stockholders, including some of our executive officers and directors, subscribed to purchase 19,978 shares of our common stock in exchange for aggregate cash payments of approximately $5 million. The proceeds from the Nine Subscription Offer were retained by us to ensure compliance with our financial covenants under the Existing Nine Credit Facility. In connection with the Nine Subscription Offer, we issued to those stockholders who purchased shares of our common stock a warrant to purchase additional shares of our common stock on the basis of one warrant share for every two shares purchased in the Nine Subscription Offer, resulting in warrants issued to purchase an aggregate of 9,980 shares of our common stock. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

In addition to the Combined Nine Subscription Offer and the Nine Subscription Offer, though not in connection with the Combination, pursuant to subscription agreements dated February 10, 2017, Beckman offered each of its stockholders pre-Combination who were accredited investors or non-U.S. persons (as such term is defined in Regulation S under the Securities Act) the opportunity to purchase shares of its common stock worth $15 million in the aggregate, up to their pro-rata ownership of Beckman (the “Beckman Subscription Offer” and with the Combined Nine Subscription Offer and the Nine Subscription Offer, the “Subscription Offers”). If each eligible purchaser did not purchase its respective pro rata portion of such approximately $15 million of shares of its common stock, the eligible purchasers that elected to participate in the Beckman Subscription Offer were entitled, but not obligated, to purchase the remaining number of shares of its common stock worth $15 million in the aggregate. In connection with Beckman Subscription Offer, 15 stockholders, including some of our executive officers and directors, subscribed to purchase 105,680 shares of Beckman common stock in exchange for aggregate cash payments of approximately $15 million (59,937 shares of our common stock after giving effect to the application of the exchange ratio used with respect to the Combination to convert the shares of Beckman common stock into shares of our common stock). The proceeds from the Beckman Subscription Offer were used to pay outstanding indebtedness under the Existing Beckman Credit Facility. In connection with the Beckman Subscription Offer, Beckman issued to those stockholders who purchased shares of its common stock a warrant to purchase additional shares of its common stock on the basis of one warrant share for every two shares purchased in the Beckman Subscription Offer, resulting in warrants issued to purchase an aggregate of 29,959 shares of our common stock based on the exchange ratio used with respect to the combination. Beckman shares of common stock issued in the Beckman Subscription Offer and warrants purchased in the Beckman Subscription Offer converted into shares and warrants of our common stock based on the exchange ratio used with respect to the Combination. The warrants were called by the Company on July 25, 2017, and all warrants that were not exercised by August 23, 2017 expired and are deemed cancelled.

Pursuant to a Subscription Agreement dated March 31, 2017, a former Company employee subscribed to purchase 4,000 shares of our common stock in exchange for a cash payment of $1,001,080.00.

On July 25, 2017, we provided notice to certain eligible holders of the Company’s common stock that we are offering for sale up to approximately $20 million of the Company’s common stock at $150.000 per share. We closed the July 2017 Subscription Offer on August 23, 2017.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

Exhibit Index

Exhibit number	Description

1.1**	Form of Underwriting Agreement

2.1**†	Combination Agreement, dated as of February 3, 2017, by and among Nine Energy Service, Inc., Beckman Production Services, Inc. and Beckman Merger Sub, Inc.

3.1**	Form of Third Amended and Restated Certificate of Incorporation of Nine Energy Service, Inc.

3.2**	Form of Fourth Amended and Restated Bylaws of Nine Energy Service, Inc.

4.1**	Form of Common Stock Certificate

4.2**	Second Amended and Restated Stockholders Agreement, dated as of February 28, 2017, by and among Nine Energy Service, Inc. and the parties thereto

4.3**	Amendment to Second Amended and Restated Stockholders Agreement, dated as of July 24, 2017, by and among Nine Energy Service, Inc. and the parties thereto

Exhibit number	Description

5.1**	Form of Opinion of Vinson & Elkins L.L.P.

10.1***	Credit Agreement, dated as of September 14, 2017, among Nine Energy Service, Inc. and certain of its subsidiaries listed therein, Nine Energy Canada Inc., JPMorgan Chase Bank, N.A. and certain other financial institutions

10.2**	Amended and Restated Credit Agreement, dated as of June 30, 2014, by and among Nine Energy Service, Inc., Nine Energy Canada Inc., HSBC Bank USA, N.A., HSBC Bank Canada and certain other financial institutions listed therein

10.3**	First Amendment to Amended and Restated Credit Agreement and US Pledge and Security Agreement, dated as of May 13, 2016, by and among Nine Energy Service, Inc., Nine Energy Canada Inc., HSBC Bank USA, N.A., HSBC Bank Canada and certain other financial institutions and guarantors listed therein

10.4**	Second Amendment to Amended and Restated Credit Agreement and Limited Consent, dated as of August 2, 2017, by and among Nine Energy Service, Inc., Nine Energy Canada Inc., HSBC Bank USA, N.A., HSBC Bank Canada and certain other financial institutions and guarantors listed therein

10.5**	Credit Agreement, dated as of May 2, 2014, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions listed therein

10.6**	Agreement and Amendment No. 1 to Credit Agreement, dated as of August 26, 2014, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein

10.7**	Master Assignment, Agreement and Amendment No. 2 to Credit Agreement, dated as of October 16, 2014, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein

10.8**	Agreement and Amendment No. 3 to Credit Agreement, dated as of November 21, 2014, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein

10.9**	Agreement and Amendment No. 4 to Credit Agreement, dated as of January 12, 2016, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein

10.10**	Agreement and Amendment No. 5 to Credit Agreement, dated as of February 10, 2017, by and among Beckman Production Services, Inc., Wells Fargo Bank, National Association and certain other financial institutions and guarantors listed therein

10.11**	Form of Indemnification Agreement between Nine Energy Service, Inc. and its directors and certain officers

10.12**	Nine Energy Service, Inc. 2011 Stock Incentive Plan, as amended and restated effective February 28, 2017

10.13**	Form of Nine Energy Service, Inc. Restricted Stock Agreement for Executives

10.14**	Form of Nine Energy Service, Inc. Nonstatutory Stock Option Agreement for Executives

10.15**	Form of Nine Energy Service, Inc. Restricted Stock Agreement for Directors

10.16**	Form of Nine Energy Service, Inc. Nonstatutory Stock Option Agreement for Directors

10.17**	Employment Agreement between Ann Fox and Nine Energy Service, LLC, dated as of July 6, 2015

Exhibit number	Description

10.18**	Employment Agreement between David Crombie and Crest Pumping Technologies, LLC, dated as of June 30, 2014

10.19**	Employment Agreement between Edward Bruce Morgan, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of April 6, 2017

10.20**	Employment Agreement between Theodore R. Moore, Nine Energy Service, Inc. and Nine Energy Service, LLC, dated as of March 12, 2017

21.1**	List of Subsidiaries

23.1***	Consent of PricewaterhouseCoopers LLP

23.2***	Consent of BDO USA, LLP

23.3*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

24.1**	Powers of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.
**	Previously filed.
***	Filed herewith.
†	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 13, 2017.

NINE ENERGY SERVICE, INC.

By:	/s/ Ann G. Fox
Ann G. Fox President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ Ann G. Fox Ann G. Fox	President, Chief Executive Officer, Interim Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)	November 13, 2017

/s/ Richard S. Woolston Richard S. Woolston	Chief Accounting Officer (Principal Accounting Officer)	November 13, 2017

* Ernie L. Danner	Chairman of the Board	November 13, 2017

* David C. Baldwin	Director	November 13, 2017

* Mark E. Baldwin	Director	November 13, 2017

Signature	Title	Date

* Curtis F. Harrell	Director	November 13, 2017

* Gary L. Thomas	Director	November 13, 2017

* Scott E. Schwinger	Director	November 13, 2017

* Andrew L. Waite	Director	November 13, 2017

*	/s/ Theodore R. Moore
Theodore R. Moore
Attorney-in-fact